Exhibit 99.9

2025

Stock Code
股份代號：9896

環境、社會及管治報告
Environmental, Social and Governance Report



Contents
目 錄



Joining Hands to Build a Better Future
攜手並進　共建美好未來

03



Spreading Warmth and Goodwill to Co-Create a Brilliant Vision
暖心向善　共繪美好畫卷

04

Fostering a Beautiful Environment through Green Development
循綠而興　營造美好環境

05

Appendices
附錄



About This Report
關於本報告

Report Introduction

MINISO Group Holding Limited (the "**Company**") and its subsidiaries (collectively, the "**Group**", "**MINISO**" or "**We**") are pleased to present this Environmental, Social, and Governance ("**ESG**") report (this "**Report**") for the fiscal year 2025. In this Report, we focus on disclosing the Company's strategic philosophy, management measures, and key ESG-related achievements during the period from January 1, 2025 to December 31, 2025 (the "**Reporting Period**"), aiming to promote stakeholders' understanding of our sustainable development performance. The board (the "**Board**") of directors (the "**Directors**") of the Company is responsible for reviewing the content of this Report and ensuring that there are no false representations, misleading statements, or material omissions.

Scope of This Report

Unless otherwise specified for certain materials, the policy documents, statements, data, etc. included in this Report cover the scope of the Group's business. The scope of disclosure herein aligns with that of *the MINISO Annual Report 2025.*

Reporting Standards

This Report has been prepared in accordance with Appendix C2, *Environmental, Social and Governance Reporting Code (the "Code")* to *the Rules Governing the Listing of Securities (the "Listing Rules")* of the Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") applicable to the Reporting Period. The Company has complied with "Comply or Explain" provisions set out in Part C of the *Code*, and referred to Part D of the *Code* with regard to the Response to Climate Change section.

Reporting Principles

This Report adheres to the four reporting principles outlined in the *Code*: materiality, quantification, consistency, and balance, striving to fully reflect the Group's management status and performance in ESG aspects. We respond to the "materiality" principle through materiality topic analysis and assessment; respond to the "quantification" principle through quantitative data tables; respond to the "consistency" principle by maintaining broad consistency in our disclosure scope and reporting methods year over year to ensure good comparability of historical data; and respond to the "balance" principle through the review of negative topics and adverse performance.

報告簡介

名創優品集團控股有限公司(「公司」或「本公司」)及其附屬公司(統稱「本集團」、「名創優品」、「名創」或「我們」)欣然呈列截至2025財年的環境、社會及管治(Environmental, Social and Governance,「ESG」)報告(「本報告」)。於本報告中,我們將重點披露公司於2025年1月1日至2025年12月31日期間(「報告期」)有關ESG的戰略理念、管理舉措及亮點成效等,以促進各持份者對我們可持續發展表現的了解。本公司董事(「董事」)會(「董事會」)負責對報告內容進行審閱,並確保其不存在虛假記載、誤導性陳述或重大遺漏。

報告範圍

除個別資料有特定說明,本報告中的政策文件、聲明、數據等覆蓋本集團的實際業務範圍,其披露範圍與《名創優品2025年度報告》一致。

報告標準

本報告根據報告期適用的《香港聯合交易所有限公司(「香港聯交所」)證券上市規則》(「《上市規則》」)附錄C2《環境、社會及管治報告守則》(「《守則》」)進行編製。本公司已遵守《守則》C部分所載的「不遵守就解釋」條文,並就氣候變化應對部分參考《守則》D部分。

報告原則

本報告遵循《守則》中提及的重要性、量化、一致性及平衡四大匯報原則,力求充分體現本集團在ESG方面的管理狀況與工作成效。本報告通過重要性議題分析評估回應「重要性」原則;以量化數據列表回應「量化」原則;並確保報告的披露範圍與匯報匯報方法每年保持大體一致,以回應「一致性」原則,確保歷史數據具有良好的可比性;同時通過對負面議題及不良績效的檢討,回應「平衡」原則。



Report Information and Data Sources

All information, data and cases presented herein are derived from the Company's statistical reports and relevant documents. Unless otherwise specified, the currency unit in this Report is Renminbi (the "**RMB**").

Report Approval

This Report has been reviewed by the audit committee (the "**Audit Committee**") of the Board and approved by written resolution of the Board.

Form of Publication of This Report

This Report is presented in both traditional Chinese and English. An electronic version of this Report is available on the website of the Hong Kong Stock Exchange (www.hkexnews.hk) and the investor relations website of the Company (https://ir.miniso.com).

Report Feedback

In order to continuously enhance the Company's capabilities in sustainability and ESG reporting, we are eager to receive your advice. If you have any comments and suggestions on this Report, you are welcome to email us at esg@miniso.com.

Disclaimer

Parts of this Report may be forward-looking, and may be subject to uncertainties that could cause material differences from actual results. The Company is under no obligation to update any forward-looking statements contained in this Report.

報告信息及數據來源

本報告所披露的資料、數據及案例全部來自本公司的統計報告及相關文件。如無特別説明,本報告中所涉及貨幣金額以人民幣(「**人民幣**」)為計量幣種。

報告批准

本報告已由本公司董事會下設審計委員會(「**審計委員會**」)做出審閱,並獲得董事會書面決議通過。

報告發佈方式

本報告提供繁體中文及英文兩個版本供讀者參閱。本報告電子版可在香港聯交所披露易網站(www.hkexnews.hk)或本公司投資者關係網站(https://ir.miniso.com)獲取。

報告反饋

為持續提升本公司可持續發展能力及ESG報告編製水準,我們十分希望傾聽您的聲音。如您對本報告有任何意見與建議,歡迎您發送郵件至esg@miniso.com與我們聯繫。

免責聲明

本報告的部分內容或具有前瞻性,可能受到不確定因素的影響導致其與實際結果產生重大差異。本公司不承擔更新本報告中任何前瞻性聲明的義務。



Message From the Chairman of the Board
董事會主席致辭

2025 marks a year of advancement for MINISO. This year, we made the leap from "global store expansion" to "cultural rootedness", sparking the trend of interest-driven consumption led by Chinese brands across accumulated 112 countries and regions, and earning widespread recognition from mainstream markets. This year, we upgraded our corporate vision to "Become the world's leading IP operation platform", driving a leap from "IP co-branding" to "IP ecosystem", and initiating the shift from a "retail company" to a "cultural and creative conglomerate", laying a solid foundation for the goal of "leading 100 Chinese IPs to the world". In 2025, our ESG ratings improved significantly: our S&P CSA score increased to 43, ranking in the top 15% of the industry; and our Wind ESG Rating remained at AA for the third consecutive year.

We advocate the "Joy Philosophy" as our business philosophy, committed to enabling consumers worldwide to equally enjoy the joy and beauty brought by IPs. We have introduced the "MINISO Channel New Store Status 3.0". Through this multi-touch cultural experience ecosystem, we provide tangible, interactive, and sustainable physical venues to create immersive IP wonderlands and incubate original Chinese IPs.

Innovation is the core driving force behind our sustainable development. In 2025, we continued to invest in innovation, officially launching the "IP Genius Youth Program", which collaborates with young creators to unearth emerging forces in local culture and nurture an original IP ecosystem with global influence. Meanwhile, we actively reduced product carbon footprint through measures such as product lightweighting,

2025年是名創優品的進取之年。這一年,我們完成了從「全球開店」到「文化紮根」的跨越,在累計112個國家和地區掀起中國品牌引領的興趣消費潮流,並獲得主流市場的廣泛認可。這一年,我們把企業願景升級為「成為全球領先的IP運營平台」,推動了從「IP聯名」到「IP生態」的躍升,開啓了從「零售公司」向「文化創意集團」的轉型,為「帶領100個中國IP走向世界」的目標奠定堅實基礎。2025年,我們的ESG評級進步顯著:S&P CSA提升至43分,行業排名前15%;Wind連續三年保持AA。

我們倡導「開心哲學」的經營哲學,致力於讓全球消費者都能平等地享受IP帶來的快樂與美好。我們推出「MINISO渠道新店態3.0」,構建了多元觸點的文化體驗生態,為打造沉浸式IP樂園、孵化中國原創IP提供了可感知、可互動、可持續的實體載體。

創新是驅動我們可持續發展的核心動能。2025年,我們持續投入創新,正式啟動「IP天才少年計劃」,聯合青年創作者發掘本土文化新銳力量,培育具有全球影響力的原創IP生態。同時,我們積極通過產品輕量化、結構優化及環保材料應用等舉措,降低產品碳足跡,探索更環保、健康、安全的產品和體驗,助力應對氣候變化。在傳承與

structural optimization, and the adoption of eco-friendly materials, exploring more environmentally friendly, healthy, and safe products and experiences to help address climate change. In the process of inheriting and revitalizing Chinese culture, we take IP as a bridge to deeply integrate Eastern aesthetics, traditional cultural elements, and contemporary trends, continuously promoting original Chinese IPs to the world. This allows cultural and commercial values to thrive together, sharing beauty and joy with over 1 billion consumers worldwide.

We always uphold the brand spirit of "Happy, Positive, Proactive, Aspirational" at our core, continuously building a professional and diverse talent team, enriching our competitive employee welfare system, and fostering a diverse, equitable, and inclusive workplace environment. Through systematic training, career development channels, and cross-field practical opportunities, we help our employees realize their personal value and achieve career growth, gaining the experience by working happily and growing together with the Company for mutual success. In addition, we further improved the ESG management requirements for our supply chain, strengthening evaluation and collaboration with suppliers on environmental performance, labor rights, business integrity, and climate resilience, jointly building a sustainable supply chain ecosystem.

Participating in community welfare activities is a key manifestation of our mission to give back to society. We proactively embrace our corporate citizenship, and focus on multiple core public welfare themes including "Children's Growth", "Women's Empowerment", and "Animal Protection". We have carried out diverse welfare activities globally, such as educational support, community assistance, the "Red Power" series, and stray animal rescue, encouraging employees, partners, and local communities to participate together. We drive precise resource investment and long-term value creation, conveying brand warmth through practical actions, and helping build a more inclusive and caring world.

Looking ahead, we will further deepen our sustainable development strategy, integrating ESG concepts more deeply into our corporate vision, business operations, and global cultural outreach, striving to become a responsible, warm, and resilient global brand. On behalf of MINISO, I would like to express my sincere gratitude to all stakeholders for your long-standing trust and support. In 2026, we will continue to take innovation as our oar and perseverance as our wings, ride the wave of global interest-driven consumption, and contribute to building China's cultural confidence, making MINISO a shining symbol for Chinese brands going global!

煥新中國文化的過程中，我們以IP為橋樑，將東方美學、傳統元素與當代潮流深度融合，持續推動中國原創IP走向世界，讓文化價值與商業價值共生共榮，與全球超10億消費者共享美好。

我們始終秉承「開心、陽光、積極、向上」的品牌精神內核，持續推動專業化、多元化的人才隊伍建設，不斷豐富具有競爭力的僱員福利體系，積極營造多元、平等、包容的職場環境，並通過系統化培訓、職業發展通道與跨領域實踐機會，助力僱員實現個人價值與職業成長，收穫開心工作的經驗，與企業共進共贏。同時，我們進一步完善供應鏈的ESG管理要求，持續強化對供應商在環境績效、勞工權益、商業誠信及氣候韌性等方面的評估與協作，攜手供應商共建可持續供應鏈生態。

參與社區公益活動是我們踐行使命、回饋社會的重要體現。我們主動承擔企業公民的責任，圍繞包括「兒童成長」「女性賦能」「動物保護」等多個核心公益主題，在全球範圍內開展教育支持、社區幫扶、「她友力」系列活動、流浪動物救助等多元公益活動，聯動僱員、合作夥伴與當地社群共同參與，推動資源精準投入與長期價值創造，以切實行動傳遞品牌溫度，助力構建更包容、更有愛的世界。

未來，我們將持續深化可持續發展戰略，將ESG理念更深入地融入企業願景、業務運營與全球文化輸出之中，致力於成為負責任、有溫度、具韌性的全球品牌。同時在此，我謹代表公司向各位持份者長期以來對名創優品的信任和支持表達誠摯的感謝。2026年，我們將繼續以創新為槳，以奮鬥為翼，在全球興趣消費的浪潮中劈浪斬浪，為中國建立文化自信添磚加瓦，讓名創優品成為中國品牌走向世界的閃亮名片！

Mr. Ye Guofu
葉國富
Chairman of the Board & Chief Executive Officer
董事會主席兼首席執行官



Highlights During the Reporting Period
報告期亮點

ESG Key Performance Indicators　　ESG關鍵績效

Economic and Governance Performance	經濟與治理績效
Revenue of RMB**21,443.8** million, representing a year-over-year growth of **26.2%**	收入人民幣**21,443.8**百萬元，同比增長**26.2%**
Gross profit RMB**9,648.1** million, with a gross profit margin of **45.0%**	毛利人民幣**9,648.1**百萬元，毛利率**45.0%**
Adjusted net profit (Non-IFRS) of RMB**2,898.2** million, representing a year-over-year growth of **6.5%**	經調整淨利潤(Non-IFRS)人民幣**2,898.2**百萬元，同比增長**6.5%**
As of the end of the Reporting Period, there were **8,151** stores under the MINISO brand, of which **4,568** were in Chinese mainland and **3,583** in overseas markets and **334** global stores under the TOP TOY brand	截至報告期末，名創優品品牌門店**8,151**家，其中中國內地**4,568**家，海外**3,583**家；TOP TOY品牌全球門店**334**家
Proportion of female Directors: **25%**	女性董事佔比**25%**

Social Performance	社會績效
53 SKUs obtained "Biodegradable" certification from the Green Development and Innovation Alliance of the China Nonwoven & Industrial Textiles Association	**53**款SKU獲得中國產業用紡織品行業協會綠色發展創新聯盟「可生物降解」認證
586 SKUs obtained Intertek "Shamrock Shield" safety certification	**586**款SKU獲得Intertek「盾形三葉草」安心標識認證
Granted share incentives to approximately **475** employees, including Directors, senior management, and other employees, of which approximately **400** were employees below the senior management level	向約**475**名僱員授予股份激勵，覆蓋董事、高級管理人員及其他僱員。其中，授予高級管理層以下僱員約**400**人
Total number of employees: **8,329**; proportion of female employees: approximately **65.3%**; proportion of female employees in senior management: approximately **55.0%**	僱員總數**8,329**，女性僱員佔比約**65.3%**，管理層女性僱員佔比約**55.0%**
Total public welfare donations: approximately RMB**3.0** million	公益捐贈總計約人民幣**300.0**萬元

Environmental Performance	環境績效
Actively installed solar photovoltaic panels on the Group's headquarters building, which are expected to generate **5,000** kWh of clean electricity in the first year, reducing carbon emissions by approximately **2.7** tonnes per year	集團總部大樓積極鋪設太陽能光伏板，預計首年清潔發電量可達**5,000**千瓦時，年減碳量約**2.7**噸
The logistics park has been installed with solar photovoltaic panels covering a total area of **77,000** square meters, generating about **12.5** million kWh of clean electricity annually and reducing carbon emissions by over **6,600** tonnes per year	物流園區鋪設總面積為**7.7**萬平方米的太陽能光伏板，年清潔發電量約**1,250.5**萬千瓦時，年減碳量超**6,600**噸
Dedicated delivery vehicles have achieved **100%** use of electric and new energy vehicles, with all vehicles already put into actual delivery operations	專車配送已實現**100%**使用電動及新能源車輛，所有車輛均已投入實際配送作業
Purchased a total of **1,103** plastic boxes to replace cardboard boxes for recycling during warehousing and transit	在倉儲中轉環節共計採購**1,103**個塑膠箱代替紙箱循環使用

Annual Honors

During the Reporting Period, the main honors we received include:

年度榮譽

報告期內，我們所獲榮譽的主要包括：

Award Name 獎項名稱	Awarding Organization 頒獎機構
2025 Forbes China Globalization Flagship Brand Top 30 2025福布斯中國出海全球化旗艦品牌TOP30	Forbes China 福布斯中國
Selected into the 7th China Best Managed Companies List 入選第七屆中國卓越管理公司榜單	Deloitte China, HKUST Business School, *Harvard Business Review* 德勤中國、香港科技大學商學院、《哈佛商業評論》
Standard Chartered Corporate Achievement Awards 渣打企業成就大獎	Standard Chartered Bank, *South China Morning Post* 渣打銀行、《南華早報》
Store Retail initiative of the Year – Indonesia 年度零售創新獎－印度尼西亞 Brand Store of the Year – China 年度品牌門店獎－中國 Brand Store of the Year – Indonesia 年度品牌門店獎－印度尼西亞 Toys & Games Retailer of the Year – China 年度玩具與遊戲零售商獎－中國	Retail Asia Awards 亞洲零售大獎
The Licensing Awards 2025 "The Radar Award" 2025英國授權獎「雷達獎」	Max Publishing
A' Design Award "Gold in Interior Space and Exhibition Design" A'設計獎「室內與展覽空間金獎」	A' Design Award & Comparison SRL A'設計大獎賽
MUSE Design Awards "Platinum in Interior Design" 繆斯設計獎「室內設計鉑金獎」	International Awards Association 國際獎項協會
Best New Store Concept 最佳新店概念獎(Best New Store Concept)	2025 MAPIC Awards 2025年全球零售商業地產峰會大獎
2025 London Design Awards - "Platinum in Interior Design – Retail, Shops, Department Stores & Mall" 2025年倫敦設計獎「室內設計-零售空間鉑金獎」	International Awards Association 國際獎項協會
Responsibility China "2025 Responsible Public Welfare Project of the Year" 責任中國「2025年度責任踐行公益專案」	The Paper 澎湃新聞
High-Energy Team Globalization Special Award 高能團隊全球化特別大獎	*Harvard Business Review* 《哈佛商業評論》
HR Asia Best Employer in Asia 亞洲最佳僱主	*HR Asia* 《人力資源亞洲雜誌》
LinkedIn Global Talent Magnet Employer 領英全球吸引力僱主	LinkedIn 領英
Global Best Workplace Certification 全球最佳職場認證	Great Place to Work® 卓越職場研究所
GBA Outstanding ESG Disclosure List 大灣區ESG披露優秀榜單	Hong Kong ESG Reporting Awards 香港ESG報告大獎

About Us
關於我們

Company Profile

We are a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP design. Since we opened our first store in Chinese mainland in 2013, we have successfully incubated two brands - "MINISO" and "TOP TOY".

Our flagship brand "MINISO" has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company's products cover diverse consumer needs and consumers are drawn to MINISO for our products' trendiness, creativeness, high quality and affordability.

Since opening its first store in December 2020, the TOP TOY brand has established an integrated platform covering the entire pop toy industry chain. Leveraging deep insights into pop toy enthusiasts, the TOP TOY brand has developed industry-leading, consumer-centric product design and IP operation capabilities, successfully building a multi-layered IP matrix synergistically driven by proprietary IPs, licensed IPs, and third-party IPs, as well as a highly attractive pop toy world composed of a diverse product matrix.

Brands and Products

Our MINISO product offering span across three core pillars: lifestyle products, beauty products, and toys. For the year ended December 31, 2025, we launched an average of over 1,600 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of SKUs, the vast majority of which are under the "MINISO" brand.

Under the "TOP TOY" brand, we offered around 17,000 SKUs for the year ended December 31, 2025 across major pop toys categories such as model figures, 3D building blocks, vinyl plush toys and others.

公司簡介

我們是一家提供以獨特IP設計為特色的豐富多樣的潮流生活產品的全球高增長價值零售商。自2013年在中國內地開設第一家門店以來,我們已成功打造了兩個品牌,分別是「名創優品」和「TOP TOY」。

我們的旗艦品牌「名創優品」已發展成為全球認可的零售品牌,通過全球廣泛的門店網絡提供種類繁多及高頻上新的生活產品。我們的產品可滿足消費者多樣化的需求,名創優品以時尚、創意、高品質及高性價比的產品吸引消費者。

TOP TOY品牌自2020年12月開設首家門店以來,已建立潮玩全產業鏈一體化平台。憑藉對潮玩愛好者的深刻洞察,TOP TOY品牌已形成行業領先、貼近消費者的產品設計與IP運營能力,成功構建了一個由自有IP、授權IP及他牌IP協同驅動的多層次IP矩陣,以及一個由多樣化產品矩陣構成的極具吸引力的潮玩世界。

品牌及產品

我們的名創優品產品涵蓋三大核心支柱:生活方式、美妝及玩具。截至2025年12月31日止年度,我們在「名創優品」各渠道平均每月推出超1,600個SKU,為消費者提供廣泛可選的產品組合,其中絕大部份屬於「名創優品」品牌。

截至2025年12月31日止年度,我們在「TOP TOY」品牌下提供了約17,000個SKU,涵蓋手辦、3D拼搭模型、搪膠毛絨玩具和其他等主要潮流玩具品類。

Development History

發展歷程



2013
We commenced our business operations by establishing the first MINISO store in Guangzhou, China.
我們在中國廣州開設了第一家名創優品門店，以此開始我們的業務運營。

2014
Total number of MINISO stores exceeded 300.
名創優品門店數量超過300家。

2014
We started our globalization strategy and the total number of MINISO stores exceeded 1,000.
啟動我們的全球化戰略，名創優品門店數量超過1,000家。

2020
On October 15, we listed the ADSs on the New York Stock Exchange under the stock ticker "MNSO".
10月15日，我們的美國存託股份以「MNSO」為股票代碼於紐交所上市。

2018
The number of MINISO stores in overseas markets exceeded 1,000.
海外市場的名創優品門店數量超過1,000家。

2017
We were recognized as "One of the Top 10 Enterprises in China's Top 100 Franchise Enterprises in 2016" by the China Chain Store & Franchise Association.
我們被中國連鎖經營協會評為「2016中國特許百強規模前十名企業之一」。



2020
We launched a new brand "TOP TOY", which is committed to building comprehensive shopping platforms of pop toys.
我們推出新品牌「TOP TOY」，致力於打造集團全球潮玩集合店平台。

2021
The number of MINISO stores exceeded 5,000, and we have cumulatively entered 100 geographical markets.
名創優品門店數量超過5,000家，累計進入了100個地域市場。

2022
On July 13, we were successfully listed on the Hong Kong Stock Exchange under the stock code "9896".
7月13日，我們成功在香港聯交所掛牌上市，股份代號「9896」。



2025
A brand-new store format matrix makes a stunning debut. With multiple MINISO LAND opened worldwide, the Group has further accelerated its global expansion.
全新店態矩陣驚艷亮相，MINISO LAND國內外多店齊開，集團全球佈局再提速。

2024
The total number of MINISO stores around the world reached 7,504. TOP TOY brand begun to expand into overseas markets and the total number of TOP TOY stores around the world reached 276.
名創優品全球門店總數達到7,504家；TOP TOY品牌開始佈局海外市場，全球門店總數276家。

Corporate Culture System

企業文化體系



Mission
使命

Life is for fun
為開心而生



Vision
願景

To Become the World's
Leading IP Operation Platform
成為全球領先的IP運營平台



Values
價值觀

Simplicity, Positivity, Integrity
Devotion, Efficiency, Ownership
簡單、陽光、講真話
熱愛、高效、敢擔當



Action Principles
行動綱要

Devotion to the Company	熱愛公司
Devotion to the Brand	熱愛品牌
Devotion to Work	熱愛本職工作
Commitment to Long-Termism	堅持長期主義
Commitment to Truth	堅持實事求是
Commitment to Doing the Right Things	堅持做正確的事



Business Philosophy
經營哲學

Joy Philosophy
開心哲學



Corporate Philosophy
經營理念

Stay Curious and
Keep Learning
保持好奇，保持學習



Brand Spirit
品牌精神

Happy, Positive,
Proactive, Aspirational
開心、陽光、積極、向上



ESG Governance
ESG管治

Topics Responded in This Section

Compliance Governance

Response to the SDGs in This Section


16
PEACE, JUSTICE AND STRONG INSTITUTIONS

Board Statement

As the Company's highest governance body for ESG affairs, the Board bears full responsibility for the Company's ESG strategy and reporting (including climate matters). It formulates the Company's sustainable development policies, strategies, and objectives, and ensures the effectiveness of ESG risk management and internal control systems. The Board is also responsible for the annual ESG report and supervising the reporting process. The Board has delegated to the Audit Committee the oversight and management of ESG initiatives, assisting the Board by:

(i) Reviewing and monitoring policies, practices, and performance related to key ESG matters, and tracking key ESG performance indicators and standards;

(ii) Formulating and reviewing the Group's ESG vision, strategies, framework, principles, and policies;

(iii) Conducting an annual assessment and review of the effectiveness of key ESG matters, and reporting and making recommendations to the Board thereon as appropriate.

During the Reporting Period, the Board approved the ESG materiality assessment and prioritization work, reviewed the alignment of the CEO's remuneration mechanism with ESG-related performance, and approved and endorsed ESG-related policies, systems, and the ESG report, maintaining continuous and comprehensive oversight over the effectiveness of ESG management work.

本章回應議題

合規治理

本章回應SDGs


16
和平、正義與強大機構

董事會聲明

董事會作為公司ESG的最高治理機構，對本公司的ESG策略和匯報（包括氣候事項）全面負責，負責制定本公司的可持續發展管理方針、策略及目標，並確保ESG風險管理及內部監控系統有效性。董事會亦負責年度ESG報告及監督匯報過程。董事會授權審計委員會對ESG工作進行監督管理，負責協助董事會：

(i) 審查及監督關鍵ESG事項有關的政策、慣例及表現，監控ESG事項的關鍵績效指標及標準；

(ii) 制定及檢討本集團ESG有關的願景、戰略、框架、原則及政策；

(iii) 在需要時就關鍵ESG事項的有效性每年向董事會進行一次評估、審查、報告並提出建議。

報告期內，董事會對ESG議題重要性評估及優先級排序工作做出審批，同時就CEO薪酬機制與ESG相關績效掛鈎進行檢討，並對ESG相關政策制度、ESG報告進行簽批工作，持續整體監督ESG管理工作有效性。

ESG Governance Structure

We take sustainable development as a guide for high-quality development and have established a three-tier ESG governance structure under the leadership of the Board. Through this well-defined accountability system, we fully integrate ESG-related impacts, risks, and opportunities into strategic planning, major decision-making, risk management, and daily business operations. In line with business development and regulatory requirements, we continuously consolidate the foundation and practical capabilities for corporate sustainable development governance.

Under our three-tier ESG governance structure, the Board and the Audit Committee constitute the governance layer, under which the ESG Leadership Team and ESG Implementation Working Group are set up to assist the governance layer in implementing ESG initiatives.

ESG治理架構

我們將可持續發展作為高質量發展的指引，建立了董事會領導下的三級ESG治理架構。通過這一清晰的責任體系，我們將EGS相關的影響、風險和機遇全面融入戰略規劃、重大決策、風險管理和日常業務運營，並結合經營發展及監管要求，持續夯實企業可持續發展治理根基與實踐能力。

在我們的三級ESG治理架構中，董事會和審計委員會作為治理層，下設ESG領導小組及ESG執行工作組，協助治理層落實ESG相關事項。


Board
董事會
Governance Layer
治理層
Audit Committee
審計委員會
ESG Leadership Team
ESG領導小組
Management Layer
管理層
ESG Implementation Working Group
ESG執行工作組
Implementation Layer
執行層

ESG Governance Structure
ESG治理架構

Responsibilities of Each Layer in the ESG Governance Structure
ESG管治架構各層級職責

Board

As the highest decision-making body, it assumes full responsibility for the ESG work of the Group:

- Responsible for making decisions on all significant matters related to sustainable development, and supervising sustainability-related impacts, risks, and opportunities;
- Review and approve ESG Report.

董事會

作為最高決策機構，對本集團的ESG工作承擔全部責任：

- 負責對所有可持續發展相關的重大事項進行決策，並對可持續發展相關影響、風險和機遇進行監督；
- 檢討及審批ESG報告。

Audit Committee

As delegated by the Board:

- Review our strategies, frameworks, principles, policies and systems related to ESG matters;
- Oversee the implementation of ESG goals;
- Review the practices and performance in compliance with legal and regulatory requirements;
- Monitor key performance indicators (KPIs), standards and achievement of results set by the Company on ESG priorities;
- Regularly report to the Board on the above-mentioned ESG matters and provide recommendations.

審計委員會

應董事會委派：

- 審查與ESG事務相關的戰略、框架、原則、政策和系統；
- 監督ESG目標的實施；
- 審查符合法律和監管要求的實踐和業績；
- 監督公司在關鍵ESG事項方面設定的關鍵績效指標(KPI)和標準以及所取得的表現；
- 定期就上述ESG事宜向董事會匯報，並提出建議。

ESG Leadership Team

Led by the Chief Executive Officer (CEO), vice-chaired by the Chief Financial Officer, and other senior executives as members, responsible for ESG matters as set out in the Charter of Audit Committee:

- Identify material ESG risks related to operations, regularly monitor and review ESG-related performance;
- Report timely to the Audit Committee and the Board on the ESG activities and any significant ESG issues that arise;
- Monitor and respond to the latest ESG development trends and governance issues, and promote the implementation of specific ESG management initiatives;
- Develop policies, procedures and practices related to ESG matters and make recommendations to the Audit Committee and the Board;
- Review and evaluate the Company's ESG performance and provide recommendations for improvement to the Audit Committee and the Board.

ESG領導小組

由首席執行官(CEO)任組長，首席財務官(CFO)任副組長，其他高級管理人員為成員，根據審計委員會章程規定負責ESG事宜：

- 識別與經營相關的重大ESG風險，定期監督及檢討ESG相關工作績效；
- 及時向審計委員會及董事會報告ESG活動及出現的任何重大ESG問題；
- 監察及應對最新ESG發展方向及管治議題，推動ESG管理專項工作落實；
- 制定與ESG事宜有關的政策、程式及常規，並向審計委員會及董事會作出推薦意見；
- 檢討及評估本公司ESG表現並向審計委員會及董事會作出改進建議。

ESG Implementation Working Group

Implement resolutions of the Board, Audit Committee, and ESG Leadership Team related to ESG:

- Promote and implement specific ESG tasks;
- Provide regular feedback on ESG efforts;
- Implement the collecting, recording and reporting of ESG related information and data.

ESG執行工作組

執行董事會、審計委員會及ESG領導小組有關ESG的決議：

- 推動及落實具體ESG工作任務；
- 定期反饋ESG工作情況；
- 落實ESG相關資料與數據的收集、記錄及匯報。

To enhance the Group's sustainable development management standards, we closely follow the latest sustainable development trends, capture key sustainability priorities and opportunities, and keep abreast of the latest requirements from regulators. We are committed to providing annual training on sustainable development management. By learning from best practices and the latest insights, the ESG Implementation Working Group and other relevant personnel, thereby improving our sustainable development management performance.

為提升集團可持續發展管理水準，我們密切關注可持續發展前沿趨勢，緊抓可持續發展熱點與機遇，並及時掌握監管機構的最新要求。我們致力於每年舉辦可持續發展管理相關培訓，通過學習優秀管理實踐和前沿資訊，以強化董事、相關管理層、ESG執行工作組等人員的可持續發展意識，從而提升我們的可持續發展管理表現。

Double Materiality Assessment and Management of Topics

雙重重要性議題評估與管理

Stakeholder Engagement

利益相關方參與

We recognise that sustainable development is closely tied to our stakeholders. Committed to integrity, engagement, equality, and transparency, we have established a regular communication mechanism through multi-channels, including our official website, annual reports and announcements, to proactively engage with stakeholders, solicit feedback, optimize our business strategies and sustainable development plans, and continuously enhance communication efficiency and responsiveness to ensure effective engagement.

我們深知可持續發展與利益相關方緊密相連。秉持誠信、互動、平等、透明的原則，我們通過公司官網、年度報告、公告、投資者會議等多渠道建立常態化溝通機制，主動與各方互動交流、傾聽建議與反饋，並以此優化經營策略與可持續發展規劃，持續提升溝通效率與回應質量，保障有效互動。



Stakeholders 利益相關方	Main Demands and Expectations 主要訴求與期望	Main Communication Methods 主要溝通方式
 Consumers 消費者	• Ensure product and service quality • 保障產品與服務質量 • Protect consumer rights • 保護消費者權益	• Customer satisfaction survey • 客戶滿意度調查 • Customer complaints • 客戶投訴
 Employees 僱員	• Ensure occupational health and safety • 保障職業健康與安全 • Provide development and training opportunities • 提供發展與培訓機會 • Protect employee rights and benefits • 保障僱員權益與福利 • Provide clear promotion paths and development opportunities • 提供明確晉升路徑和發展空間 • Maintain smooth internal communication channels • 暢通企業內部溝通渠道	• Regular communication • 定期溝通 • Employee mailbox/hotline • 僱員信箱／熱線 • Conduct training • 開展培訓 • Employee satisfaction surveys • 僱員滿意度調查
 Government and Regulatory Agencies 政府或監管機構	• Comply with laws and regulations • 遵守法律法規 • Pay taxes in accordance with the law • 依法納稅 • Promote local economic growth • 促進當地經濟增長 • Promote local employment • 促進當地就業	• Regular visits • 定期走訪 • Policy communication • 政策溝通
Suppliers/Partners 供應商／合作夥伴	• Fair trade • 公平交易 • Protect human rights • 保障人權 • Establish transparent procurement mechanisms • 建立透明的採購機制 • Establish good supplier management systems • 建立良好的供應商管理制度 • Timely payment • 及時付款	• Supplier conference • 供應商大會 • Supplier review • 供應商審查 • Regular visits and communication • 定期走訪溝通

Stakeholders 利益相關方	Main Demands and Expectations 主要訴求與期望	Main Communication Methods 主要溝通方式
 Retail Partner/ Distributor 加盟商／代理商	• Standardize the retail partner/distributor management mechanism • 規範加盟和代理管理機制	• Retail partner/distributor communication • 加盟商／代理商交流
 Investors 投資者	• Considerable shareholder returns • 可觀的股東回報 • Good financial condition • 良好的財務狀況 • Clear business prospects • 明朗的業務前景 • Clear future development plans • 明確未來發展計劃	• Information disclosure • 信息披露 • Investor conferences • 投資者會議 • Investor hotline/e-mail • 投資者熱線／郵箱
 Industry Associations/ Chambers of Commerce 行業協會／商會	• Compliance with industry norms • 遵守行業規範 • Promoting the development of industry • 促進行業發展 • Promoting industrial innovation • 推動產業創新	• External communication and cooperation • 對外交流合作 • Participating in industry seminars • 參與行業研討 • Participating in industry standard development • 參與行業標準制訂
 Community and Non-Profit Organizations 社區及非盈利組織	• Support social welfare • 支持社會公益 • Effective resource utilization • 善用資源 • Protect the ecological environment • 保護生態環境	• Communicate with non-profit organizations • 與非營利組織交流 • Organize events jointly • 聯合舉辦活動
 Media 媒體	• Publish business and product information • 發佈業務和產品情況 • Good financial performance • 良好的財務表現 • Clear future development direction • 明確未來發展方向 • Fulfill corporate social responsibility • 踐行企業社會責任	• Press conference • 新聞發佈會 • Interview invitation • 採訪邀請 • Regular seminars • 定期座談

Double Materiality Assessment Process of ESG Topics

The identification and assessment of ESG material topics is a key component of our ESG management. During the Reporting Period, with reference to the *Code, IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information* and the Enterprise Risk Management (ERM) framework, we aligned our assessment with industry trends and stakeholder expectations. Based on questionnaire survey results, we conducted a comprehensive analysis and prioritization of topics by their impact materiality and financial materiality.

ESG議題雙重重要性評估流程

ESG重要性議題的識別及評估是我們ESG管理的重要環節。報告期內，我們參考《守則》《國際財務報告準則S1號——可持續相關財務信息披露一般要求》及企業風險管理(ERM)評估等指引，對標行業發展趨勢、利益相關方期望，並基於問卷調研結果，就各議題的影響重要性和財務重要性程度開展綜合分析及排序。

Process 流程	Specific Content 具體內容
Step 1: Understand the Company's Operations and Business Context 步驟一：了解公司活動與業務背景	• Gain a thorough understanding of the Company's sustainable development context by analyzing macro policies and regulatory requirements; • 通過分析宏觀政策、監管要求，充分了解公司可持續發展背景； • Identify key stakeholders affected by the Company's activities. • 識別受影響的重點利益相關方。
Step 2: Identify Topics 步驟二：識別議題	• Conduct preliminary identification, screening, and definition of relevant sustainable development topics through standard benchmarking, peer comparison and policy analysis; • 結合標準對標、同業對標及政策分析，對相關的可持續發展議題進行初步識別、篩選和定義； • Analyze actual and potential impacts, risks, and opportunities related to material topics. • 分析重要性議題涉及的實際和潛在影響、風險和機遇。
Step 3: Assess Topic Materiality 步驟三：評估議題重要性	**Impact Materiality Assessment** • Conduct questionnaire surveys across 9 stakeholders groups, including consumers, employees, suppliers/partners, government and regulatory authorities, Retail Partners/distributors. Topics are evaluated against two dimensions: "severity of impact" and "likelihood of impact". During the Reporting Period, we analyzed a total of 240 valid questionnaires to form impact materiality assessment results. **影響重要性評估** • 對消費者、僱員、供應商／合作夥伴、政府及監管機構、加盟商／代理商等9類利益相關方開展問卷調研，從「影響的嚴重程度」和「影響的可能性」兩個維度進行評估。報告期內，我們共計對240份有效問卷進行分析，形成影響重要性評估結果。 **Financial Materiality Assessment** • Conduct interview surveys with the Company's management. Assess topics over the short, medium and long term against two dimensions: "likelihood of financial impact" and "magnitude of financial impact", to form financial materiality assessment results. **財務重要性評估** • 對公司管理層開展訪談調研，從「財務影響發生的可能性」和「財務影響的程度」兩個維度，針對短、中、長期進行評估，形成財務重要性評估結果。
Step 4: Confirm and Approve Topics 步驟四：確認與審批議題	• Integrate questionnaire-based materiality analysis and expert opinions to form a double materiality topic matrix; • 綜合各議題重要性問卷分析結果及專家意見，形成雙重重要性議題矩陣； • Following review and approval by the Company's management and the Board, the 2025 double materiality topics will be the key disclosure items in this Report. • 經公司管理層和董事會審核確認，2025年度雙重重要性議題將作為本報告重點披露項。

Double Materiality Assessment Results

During the Reporting Period, the materiality topic assessment results showed that stakeholders consistently focused on the impact materiality of topics such as product quality management, product innovation and IP management, employee rights protection, business ethics, as well as information security and customer privacy protection. In response to stakeholder expections, we have prioritized disclosure of these topics in this Report. The assessment results will also serve as an important reference for the Group's ESG strategic planning and resource allocation in the coming year.

In terms of financial materiality, the Company confirmed that three topics as financially material to MINISO: product innovation and IP management, Retail Partner and distributor management, and employee development and training.

The Board and management have reviewed the materiality analysis results and confirmed the ESG topics and the materiality matrix for the Reporting Period.

雙重重要性評估結果

報告期內，重要性議題評估結果顯示，各利益相關方重點持續關注產品質量管理、產品創新與IP管理、僱員權益保護、商業道德、信息安全與客戶隱私保護議題的影響重要性。我們將根據相關關注點在本報告中作出重點披露，以回應各方訴求，並將評估結果作為下一年度ESG工作規劃與資源投入的重要參考。

財務重要性方面，公司確認產品創新與IP管理、加盟商與代理商管理、僱員發展與培訓這3個議題對名創優品具有財務影響重要性。

董事會及管理層已對重要性分析結果進行審閱，並確認報告期ESG議題重要性及議題矩陣。



No. 序號	ESG Topic Name ESG議題名稱	No. 序號	ESG Topic Name ESG議題名稱
1	Product Quality Management 產品質量管理	13	Response to Climate Change 應對氣候變化
2	Product Innovation and IP Management 產品創新與IP管理	14	Diversity and Inclusion 多元及包容
3	Employee Rights Protection 僱員權益保護	15	Retail Partners and Distributor Management 加盟商與代理商管理
4	Information Security and Customer Privacy Protection 信息安全與客戶隱私保護	16	Sustainable Packaging 可持續包裝
5	Compliance Governance 合規治理	17	Raw Material Procurement 原材料採購
6	Product Carbon Footprint 產品碳足跡	18	Occupational Health and Safety 職業健康與安全
7	Responsible Supply Chain 負責任供應鏈	19	Energy Management 能源管理
8	Business Ethics 商業道德	20	Waste Management 廢棄物管理
9	Intellectual Property Protection 知識產權保護	21	Water Resources Management 水資源管理
10	Chemical Safety 化學品安全	22	Tax Compliance 稅務合規
11	Employee Development and Training 僱員發展與培訓	23	Public Welfare and Charity 公益慈善
12	Marketing and Services 營銷與服務	24	Biodiversity Conservation 生物多樣性保護

We identified the three topics with the highest financial materiality to further analyze how the associated risks and opportunities affect the Company strategy, decision-making, financial position, operating results and cash flows over the short term (0-3 years), medium term (4-10 years) and long term (more than 10 years), and will disclose the response approaches and actions in the corresponding sections.

我們篩選出3個財務重要性程度最高的議題,進一步識別相關的風險與機遇在短期(0-3年)、中期(4-10年)、長期(10年以上)對公司戰略、決策以及財務狀況、經營成果、現金流等因素的影響,並在對應章節披露應對方法和行動。

Financial Materiality Topics 財務重要性議題	Risk Description 風險描述	Opportunities 機遇	Impact Time Horizon 影響時間範圍	Section Containing the Management Measure 管理措施所在章節
Product Innovation and IP Management 產品創新與IP管理	• Lack of product innovation capability and IP assets may make it difficult to build a differentiated competitive advantage centered on innovation in the long term; • Failure to continuously improve the operation and deep integration capabilities of IP content may reduce consumers' purchasing enthusiasm and brand recognition; • Failure to standardize IP usage requirements may result in litigation arising from IP infringement or unauthorized use beyond the scope of licensing. • 若缺乏產品創新能力及IP資產，長期難以構建以創新為核心的差異化競爭優勢； • 若未能持續提升IP內容的運營和深度整合能力，可能降低消費者的購買熱情和對品牌的認可； • 若未能規範IP使用要求，可能會遭受因IP侵權或授權超範圍使用等引發的訴訟。	• Build an "IP + Retail + Content" ecosystem, creating immersive consumption experiences through IP contentization and retail scenarization, deeply binding user emotions, increasing repurchase rates and user stickiness, and strengthening the brand moat; • Increase sales through IP products and continuously expand the market space for pop toys and cultural consumption. • 構建「IP+零售+內容」生態，通過將IP內容化、零售場景化，打造沉浸式消費體驗，深度綁定用戶情感，提升複購率與用戶黏性，強化品牌護城河； • 通過IP產品提高銷售額，持續擴展潮玩和文化消費市場空間。	Short-term, Medium-term, Long-term 短期、中期、長期	Delivering Trustworthy Products through Refined Quality 精研品質　打造安心好物
Retail Partners and Distributor Management 加盟商與代理商管理	• Poor operation or breach of contract by Retail Partners may cause revenue loss and asset impairment; • Failure to maintain service quality standards and pricing integrity, or the sale of counterfeit goods may directly damage brand reputation and affect consumer experience. • 若加盟商經營不善或違約，可能造成收入損失與資產減值； • 若門店服務質量不達標、價格混亂或銷售假冒商品，可能直接損害品牌聲譽，並影響消費者體驗。	• Asset-light model accelerates global expansion, significantly reducing costs; • Cooperation with high-quality local partners helps enhance brand local affinity and strengthen community identity. • 輕資產模式加速全球擴張，顯著降低成本； • 與優質本地夥伴合作有助於提升品牌在地化親和力，增強社區認同。	Short-term, Medium-term, Long-term 短期、中期、長期	Joining Hands to Build a Better Future 攜手並進　共建美好未來
Employee Development and Training 僱員發展與培訓	• Failure to provide employees with appropriate training may lead to the employees' inadaptability to the enterprise's development and lead to a decline in organizational efficiency. • 若僱員未接受適當的培訓，可能導致其無法適應企業發展，可能導致組織效率下降。	• Employees with high engagement and professional competence help enterprises improve operational efficiency and can effectively implement enterprise development strategies. • 具有高敬業度與專業能力的僱員有助於企業提升運營效率，能夠切實落地企業發展戰略。	Short-term, Medium-term, Long-term 短期、中期、長期	Joining Hands to Build a Better Future 攜手並進　共建美好未來

Responding to the United Nations Sustainable Development Goals

As a responsible corporate citizen, we have been continuously improving our sustainability management system. We actively engage in initiatives spanning community development, environmental protection, employee development, product innovation and other fields, and fully support the realization of the United Nations Sustainable Development Goals (SDGs) through practical actions.

響應聯合國可持續發展目標

作為負責任的企業公民，我們不斷完善可持續發展管理體系，積極參與社區共建、環境保護、僱員發展、產品創新等多個領域工作，以實際行動全力支援聯合國可持續發展目標(SDGs)的實現。

SDGs	Related ESG Topics 相關ESG議題	Corresponding Sections in the Report 報告回應章節
1 NO POVERTY / 1 無貧窮	• Public Welfare and Charity • 公益慈善	• Spreading Warmth and Goodwill to Co-create a Brilliant Vision • 暖心向善　共繪美好畫卷
2 ZERO HUNGER / 2 零飢餓	• Public Welfare and Charity • 公益慈善	• Spreading Warmth and Goodwill to Co-create a Brilliant Vision • 暖心向善　共繪美好畫卷
3 GOOD HEALTH AND WELL-BEING / 3 良好健康與福祉	• Chemical Safety • Occupational Health and Safety • Product Quality Management • Public Welfare and Charity • 化學品安全 • 職業健康與安全 • 產品質量管理 • 公益慈善	• Delivering Trustworthy Products through Refined Quality • Joining Hands to Build a Better Future • Spreading Warmth and Goodwill to Co-create a Brilliant Vision • 精研品質　打造安心好物 • 攜手並進　共建美好未來 • 暖心向善　共繪美好畫卷
4 QUALITY EDUCATION / 4 優質教育	• Employee Development and Training • Public Welfare and Charity • 僱員發展與培訓 • 公益慈善	• Joining Hands to Build a Better Future • Spreading Warmth and Goodwill to Co-create a Brilliant Vision • 攜手並進　共建美好未來 • 暖心向善　共繪美好畫卷
5 GENDER EQUALITY / 5 性別平等	• Diversity and Inclusion • Employee Rights Protection • 多元及包容 • 僱員權益保護	• Joining Hands to Build a Better Future • 攜手並進　共建美好未來
6 CLEAN WATER AND SANITATION / 6 清潔飲水和衛生設施	• Water Resources Management • 水資源管理	• Fostering a Beautiful Environment through Green Development • 循綠而興　營造美好環境

SDGs	Related ESG Topics 相關ESG議題	Corresponding Sections in the Report 報告回應章節
7 AFFORDABLE AND CLEAN ENERGY	• Energy Management • Response to Climate Change • 能源管理 • 應對氣候變化	• Fostering a Beautiful Environment through Green Development • 循綠而興　營造美好環境
8 DECENT WORK AND ECONOMIC GROWTH	• Employee Rights Protection • 僱員權益保護	• Joining Hands to Build a Better Future • 攜手並進　共建美好未來
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	• Product Innovation and IP Management • 產品創新與IP管理	• Delivering Trustworthy Products through Refined Quality • Fostering a Beautiful Environment through Green Development • 精研品質　打造安心好物 • 循綠而興　營造美好環境
10 REDUCED INEQUALITIES	• Diversity and Inclusion • Employee Rights Protection • 多元及包容 • 僱員權益保護	• Joining Hands to Build a Better Future • 攜手並進　共建美好未來
11 SUSTAINABLE CITIES AND COMMUNITIES	• Product Carbon Footprint • Public Welfare and Charity • 產品碳足跡 • 公益慈善	• Delivering Trustworthy Products through Refined Quality • Fostering a Beautiful Environment through Green Development • Spreading Warmth and Goodwill to Co-create a Brilliant Vision • 精研品質　打造安心好物 • 循綠而興　營造美好環境 • 暖心向善　共繪美好畫卷
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	• Product Innovation and IP Management • Product Quality Management • Product Carbon Footprint • Sustainable Packaging • Raw Material Procurement • Chemical Management • Marketing and Services • Intellectual Property Protection • Information Security and Customer Privacy Protection • 產品創新與IP管理 • 產品質量管理 • 產品碳足跡 • 可持續包裝 • 原材料採購 • 化學品管理 • 營銷與服務 • 知識產權保護 • 信息安全與客戶隱私保護	• Sound governance for a solid foundation of sustainable growth • Delivering Trustworthy Products through Refined Quality • Fostering a Beautiful Environment through Green Development • 穩健治理　夯實美好根基 • 精研品質　打造安心好物 • 循綠而興　營造美好環境

SDGs	Related ESG Topics 相關ESG議題	Corresponding Sections in the Report 報告回應章節
13 CLIMATE ACTION / 13 氣候行動	• Response to Climate Change • 應對氣候變化	• Fostering a Beautiful Environment through Green Development • 循綠而興　營造美好環境
14 LIFE BELOW WATER / 14 水下生物	• Water Resources Management • Biodiversity Conservation • 水資源管理 • 生物多樣性保護	• Fostering a Beautiful Environment through Green Development • 循綠而興　營造美好環境
15 LIFE ON LAND / 15 陸地生物	• Waste Management • Biodiversity Conservation • Public Welfare and Charity • 廢棄物管理 • 生物多樣性保護 • 公益慈善	• Fostering a Beautiful Environment through Green Development • Spreading Warmth and Goodwill to Co-create a Brilliant Vision • 循綠而興　營造美好環境 • 暖心向善　共繪美好畫卷
16 PEACE, JUSTICE AND STRONG INSTITUTIONS / 16 和平、正義與強大機構	• Compliance Governance • Business Ethics • Tax Management • 合規治理 • 商業道德 • 稅務管理	• Sound governance for a solid foundation of sustainable growth • 穩健治理　夯實美好根基
17 PARTNERSHIPS FOR THE GOALS / 17 促進目標實現的夥伴關係	• Responsible Supply Chain • Retail Partners and Distributor Management • Business Ethics • 負責任供應鏈 • 加盟商與代理商管理 • 商業道德	• Joining Hands to Build a Better Future • 攜手並進　共建美好未來

Sound Governance for a Solid Foundation of Sustainable Growth

穩健治理　夯實美好根基

Good corporate governance is the cornerstone for enterprises to implement sustainable development. MINISO adheres to high-standard corporate governance principles, continuously improving organizational resilience and long-term value creation capabilities through a sound governance structure and systematic risk and internal control mechanisms.

良好的企業管治，是企業落實可持續發展的基石。名創優品秉持高標準的企業管治原則，通過健全的治理架構及系統化的風險與內部控制機制，持續提升組織韌性與長期價值創造能力。

Topics Responded in This Section

Compliance Governance
Business Ethics
Information Security and Customer Privacy Protection
Tax Compliance

本章回應議題

合規治理
商業道德
信息安全與客戶隱私保護
稅務合規

Response to the SDGs in This Section

 

本章回應SDGs

 

Compliance Governance
合規治理

 Key Performance During the Reporting Period
報告期內關鍵績效

Proportion of female Directors: **25%**.

董事會女性比例 **25%**。

Management Concept and Policy

We are committed to upholding and implementing the highest standards of corporate governance and attach great importance to protecting the interests of all shareholders. Strictly adhering to the relevant laws and regulations for listed companies on the Hong Kong Stock Exchange, the U.S. Securities and Exchange Commission (the "**U.S. Securities and Exchange Commission**"), the New York Stock Exchange (the "**NYSE**") and Singapore Stock Exchange (the "**SGX-ST**"), we have established a sound corporate governance system to promote the sustainable and healthy development of the Company. We have retained professional compliance advisors to provide us with advice and guidance on the laws and regulations we should abide by upon listing on the New York Stock Exchange and the Hong Kong Stock Exchange.

Governance System

Governance Structure

The Board is fully responsible for overseeing the Company's strategic planning, policies and frameworks, risk management system and internal control systems, guiding the management to optimize business operations and compliance, and ensuring the Company's stable development and the achievement of its strategic objectives.

The Board has established three committees under it: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee to perform dedicated oversight functions. These committees collaborate to facilitate the Board's scientific decision-making and maintain ongoing focus on key priorities including sustainability development.

The terms of reference for each committee and relevant information about the Directors have been published on our Investor Relations website (https://ir.miniso.com).

管理理念與政策

我們始終致力於維護和執行最高標準的企業管治，高度重視全體股東權益的保護。我們嚴格遵守香港聯交所、美國證券交易委員會（「**美國證監會**」）、紐約證券交易所（「**紐交所**」）、新加坡證券交易所（「**新交所**」）相關的上市公司法律法規，建立健全的公司治理體系，推動本公司持續健康發展。我們聘請專業合規顧問，就我們在紐交所及香港聯交所上市後需遵守的各項法律法規向我們提供專業意見及指引。

治理體系

管治架構

董事會全面負責監督本公司的戰略規劃、政策制度、風險管理體系及內部控制，指導管理層優化業務運營與合規，確保公司穩健發展及目標落實。

董事會下設審計委員會、薪酬委員會與提名及企業管治委員會履行專項監督職能，協同推動董事會科學決策，持續關注可持續發展等關鍵議題。

有關本公司各委員會的職權範圍及各董事的相關資料已刊登於我們的投資者關係網站（https://ir.miniso.com）。



Compensation Committee 薪酬委員會
Audit Committee 審計委員會	Board 董事會	Nominating and Corporate Governance Committee 提名及企業管治委員會

Board Effectiveness

To continuously enhance the Board's effectiveness, the Nominating and Corporate Governance Committee of the Company conducts an annual evaluation of the Board's performance to ensure ongoing improvement of its overall effectiveness.

In terms of decision-making mechanism, major matters such as amendments to the Company's Articles of Association must be reviewed and approved by the Board to ensure the standardization and compliance of the Company's operations. To ensure the diligence and continuous improvement of the Board, the Company has implemented a rigorous election and evaluation system: According to the *Listing Rules*, Board members are subject to retire and stand for re-election at the Annual General Meeting at least every three years to ensure their representativeness and accountability. In addition, the Nominating and Corporate Governance Committee annually leads the evaluation of the Board's overall performance, with the review scope covering the effectiveness of the Board skills matrix, diversity policy, and internal control system, so as to drive continuous improvement of governance standards.

In terms of compensation and performance management, the Compensation Committee under the Board conducts an annual review of the compensation and performance of Directors and senior management, ensuring that the compensation system is aligned with the Company's long-term value and effectively motivates Directors to fulfill their duties diligently.

During the Reporting Period, the Company held a total of 4 Board meetings and 2 shareholder meetings, with all Directors achieving a 100% attendance rate.

董事會有效性

為持續優化董事會效能，本公司提名及企業管治委員會每年對董事會績效進行評估，確保董事會整體效能持續優化。

在決策機制方面，本公司章程變更等重大事宜均須經董事會審議及批准，確保公司運作的規範性與合規性。為保障董事會的勤勉盡責與持續提升，本公司實施嚴格的選舉與評估制度：董事會成員根據《上市規則》規定，至少每三年須於股東週年大會上退任重選，以確保其代表性與問責性。同時，提名及企業管治委員會每年主導對董事會整體績效的評估，檢討範圍涵蓋董事會技能表、多元化政策及內部監控系統的有效性，確保治理水平持續提升。

在薪酬與績效管理方面，董事會下設的薪酬委員會每年對董事及高級管理層的薪酬與績效進行檢討，確保薪酬體系與公司長期價值掛鈎，有效激勵董事勤勉履職。

報告期內，本公司共召開4次董事會會議、2次股東大會，所有董事出席率均達100%。

Board Independence

Under the Rule 3.13 of the *Listing Rules* and Rule 12B of Appendix D2 to of the *Listing Rules*, an issuer must confirm in each of its annual reports whether it still considers the independent non-executive Director to be independent. As of the end of the Reporting Period, we have received an annual confirmation of independence from each independent non-executive Director, and the Board confirms their respective independence

To ensure the independence of the Board, the Nominating and Corporate Governance Committee is responsible for conducting an annual assessment of the independence of all independent non-executive Directors ("**INEDs**"), confirming their compliance with the independence criteria set out in the Rule 3.13 of the *Listing Rules* and whether there are any relationships or circumstances that may affect, or appear to affect, their independent judgment. With respect to the shareholding of the Company by INEDs, the Company requires that INEDs shall not hold 1% or more of the shares (including treasury shares) of the Company. Other requirements regarding the independence of the INEDs of the Company shall comply with relevant requirements of the NYSE and Rule 3.13 of the *Listing Rules*.

As of the end of the Reporting Period, the majority of the Board members were INEDs, with the Company's Chief Executive Officer serving as the sole executive Director. The Nominating and Corporate Governance Committee will continue to review the structure, size, and composition of the Board on a regular and ongoing basis to ensure the number of INEDs meets the minimum requirements stipulated by the NYSE and the HKEX.

Board Diversity

In accordance with the requirements of the *Corporate Governance Code* set out in Appendix C1 to the *Listing Rules*, we have adopted a Board diversity policy. In nominating and appointing Board members, we consider a range of factors, including but not limited to gender, age, educational background, professional experience, skills and knowledge, industry experience, race and ethnicity, cultural background, and other factors, striving for a diverse Board composition.

As of the end of the Reporting Period, the Board comprises four Directors, with INEDs accounting for three-quarters of the Board, including one female independent non-executive Director. One of the INEDs has relevant industry experience (GICS Level 1 Industry Classification – Consumer Discretionary).

董事會獨立性

根據《上市規則》第3.13條及《上市規則》附錄D2第12B條,上市發行人每年均需在年報中確認其是否仍然認為有關獨立非執行董事確屬獨立人士。截至報告期末,我們已接獲各獨立非執行董事發出的年度獨立性確認函,且董事會認為彼等各自獨立。

為確保董事會的獨立性,提名及企業管治委員會負責每年評估所有獨立非執行董事(「**獨立非執行董事**」)的獨立性,並確認個人是否符合《上市規則》第3.13條所載有關獨立性的準則,及是否有任何可能影響或令人覺得影響其獨立判斷的關係或情況。此外,在獨立非執行董事持有公司股份方面,公司要求獨立非執行董事不得持有本公司(包括庫存股)等於或大於1%的股份,其餘有關本公司獨立非執行董事獨立性的要求,將遵守紐交所及聯交所主板《上市規則》第3.13條的相關要求。

截至報告期末,本公司董事會的成員絕大部分為獨立非執行董事,本公司首席執行官為董事會內唯一執行董事。提名及企業管治委員會將持續定期審查董事會的結構、規模和組成,使董事會成員至少包含紐交所和香港聯交所規定的最低限度的獨立非執行董事人數。

董事會多元化

依據《上市規則》附錄C1中列出的《企業管治守則》要求,我們已採納董事會多元化政策,在提名及委任董事會成員時,綜合考慮多項因素,包括但不限於性別、年齡、教育背景、專業經驗、技能和知識、行業經驗、種族及族裔、文化背景以及其他因素,務求達致董事會的多元化。

截至報告期末,我們共有四名董事,獨立非執行董事人數達到董事會人數的四分之三,其中包含一名女性獨立非執行董事。其中一位獨立非執行董事具備相關的行業經驗(GICS 1級行業分類 — 非日常消費品)。

Director and CEO Compensation

The Group has established a performance-oriented executive compensation mechanism that balances long-term value creation and sustainable development. The Compensation Committee under the Board is responsible for prudently formulating and regularly reviewing the compensation plans for the Chief Executive Officer (CEO) and Directors. Director compensation mainly consists of Directors' fees, salaries, allowances, other benefits, discretionary bonuses, and equity-settled share-based payments, matching their fiduciary duties; CEO compensation adopts a diversified structure of "fixed compensation + short-term performance bonus + long-term incentives", with ESG and climate-related key performance indicators (KPIs) explicitly incorporated into the short-term performance bonus and long-term incentive portions. We have also established a system of financial returns and relative financial metrics closely linked to the CEO's variable remuneration to ensure that management incentives are aligned with long-term shareholder value creation. Overall ESG performance and climate governance effectiveness will serve as key criteria in assessing for variable remuneration.

The Company implements a share incentive plan to encourage senior management to hold the Company's shares. The market value of shares held by the Company's CEO shall exceeds five times of his annual salary.

To balance short-term performance and long-term development, constrain executive behavior, prevent risks, and incentivize them to focus on the Company's long-term development, the Company has implemented a Executive Compensation Clawback Policy for executive compensation, which specifies the circumstances under which current and former executives will be required to refund or return erroneously awarded compensation to the Company, and the policy will be amended from time to time. This policy applies to the Company's most senior management. The Executive Compensation Clawback Policy is approved by the Board and administered by the Compensation Committee. The Compensation Committee has the authority to interpret and construe this policy and make all decisions necessary, appropriate, or advisable for its administration. Any such decisions made by the Compensation Committee shall be recommended to and approved by the Board. Approved decisions are final and binding on all affected individuals.

Board Governance Capacity Building

We are committed to arranging specialized training sessions for our Board members on national policies, securities regulations, corporate governance policies and ESG issues including climate change. We also engage professional compliance lawyers to provide guidance on listing compliance, and invite external institutions to deliver ESG management training covering carbon management, green products, climate change response and other relevant topics. These efforts continuously enhance the Board's compliance awareness, performance capabilities and ESG governance proficiency.

董事與CEO薪酬

本集團建立以績效為導向、兼顧長期價值創造與可持續發展的高管薪酬機制。董事會薪酬委員會負責審慎制定並定期檢討首席執行官(CEO)及董事的薪酬方案。董事薪酬主要由董事袍金、薪水、津貼、其他福利、酌情花紅、以權益結算的股份支付構成,與其履職責任相匹配;CEO薪酬則採用「固定薪酬+短期績效獎金+長期激勵」的多元結構,並已建立與CEO可變薪酬緊密關聯的財務回報及相對財務指標體系,以確保管理層激勵與股東長期價值創造保持一致。ESG整體表現與氣候治理成效將作為可變薪酬的重要考核維度。

公司實施股份激勵計劃,鼓勵高級管理人員持有公司股票。本公司首席執行官的持股市值超過其年度工資的五倍。

為保障平衡短期業績與長期發展的關係,並對高管的行為進行約束,防範風險,激勵其關注企業的長期發展,公司對高管薪酬實施管理層薪酬追回政策,明確現任和前任高管在何種情況下將被要求向本公司退還或返還錯誤發放的薪酬,該政策將不時進行修訂。該政策適用於本公司最高級管理人員。管理層薪酬追回政策由董事會批准,並由薪酬委員會管理。薪酬委員會有權解釋和解讀本政策,並作出管理本政策所必要、適當或明智的所有決定,薪酬委員會作出的任何此類決定均應向董事會提出建議,並且董事會批准。經批准的決定對所有受影響的人具有最終且具有約束力的作用。

董事會管治能力建設

我們致力於通過組織董事會成員參與國家政策、證券法規、公司治理制度及ESG(如氣候變化)等專項培訓,聘請專業合規律師提供上市合規指引,並邀請外部機構開展ESG管理實踐培訓(涵蓋碳管理、綠色產品、應對氣候變化等議題),持續提升董事會的合規意識、履職能力及ESG管治水平。

Risk Management and Internal Control

In accordance with the relevant requirements for risk management and internal control under the *Listing Rules* and the *Corporate Governance Code*, we have established and improved a risk management and internal control system, and formulated policies to ensure the system covers all operational dimensions, including regulatory compliance, financial management, information security, and human resources, while incorporating ESG-related risks into the corporate risk management framework.

As the highest decision-making body for comprehensive risk management, the Board oversees risk management work and annually reviews its effectiveness and adequacy, together with the internal control system (including ESG risks). The Audit Committee assists in oversight and reports with recommendations to the Board. Senior management identifies and assesses major risks, takes timely responses and reports to the Board.

In terms of implementation and execution, we have adopted the following measures to ensure the effective operation of the system:

- Regular Assessment: Conduct regular annual risk assessments to strengthen internal control compliance reviews.

- Digital Empowerment: Launch the digital internal control platform system "Linglu" to improve management efficiency.

- Audit Supervision: Conduct at least one external audit and internal audit of risk management processes annually, continuously consolidating the effectiveness of the system.

風險管理與內部控制

我們根據《上市規則》《企業管治守則》對風險管理與內部控制相關要求,建立健全風險管理與內部控制體系,制定政策以確保體系涵蓋監管合規、財務管理、信息安全、人力資源等經營全維度,同時將ESG相關風險納入企業風險管理框架。

董事會作為全面風險管理的最高決策機構,負責監督全面風險管理,每年檢討其及內部控制系統的有效性與充分性(含ESG風險);審計委員會協助監督並向董事會報告建議;高級管理層識別評估重大風險、及時應對並報告董事會。

在執行與落地方面,我們通過以下措施確保體系的有效運作:

- 定期評估:每年定期開展風險評估,加強內控合規審查。

- 數字化賦能:上線數字化內控平台系統「靈鹿」,提升管理效率。

- 審計監督:每年至少開展一次針對風險管理流程的外部審計和內部審計,持續鞏固系統有效性。

Three Lines of Defense in Risk Management

風險管理三道防線

First Line of Defense 第一道防線	Second Line of Defense 第二道防線	Third Line of Defense 第三道防線
Provide professional knowledge and tools to identify risks through work plans and methodologies. Enhance risk monitoring by delving deeper into business processes and conducting ongoing reviews of high-risk matters.	Coordinate, guide and inspect the Group's internal control and risk management.	Independently and objectively evaluate risk matters and conduct audits to enhance the efficiency of the first and second lines of risk defense, and promote the systematic construction of the risk management and control.
對風險事項提供專業知識和工具,通過既定的工作計劃和方法辨認風險,通過不斷深入業務流程,對風險系數較大的事項進行持續覆核來優化風險監控。	統籌建設、指導和檢查本集團內部控制與風險管理工作。	獨立客觀地評價或審計風險事項,提升第一、二道風險防線的作用,推動風險管控體系化建設。

Three Lines of Defense in Risk Management
風險管理三道防線

Risk Management Process   風險管理流程

Enterprise Risk Management Process
企業風險管理流程

 **Risk Identification**   風險識別

- Establish a comprehensive risk management team to collect risk information from relevant departments, including ESG risks such as product quality management, information security and privacy protection, and supply chain labor standards risks.

- 成立全面風險管理小組，向相關部門收集風險信息，其中包括產品質量管理、信息安全與隱私保護、供應鏈勞工準則風險等ESG風險。

 **Risk Response**   風險應對

- The comprehensive risk management team proposes risk management solutions with input from functional departments. The internal audit department assesses the adequacy and appropriateness of the proposed solutions;

- 全面風險管理小組提出風險管理解決方案，職能部門提供意見，內部審計部門評估方案的充分性及適當性；

- Each functional department executes the approved risk management solutions, assigning responsibility for risk control to specific positions or processes and ensuring their implementation;

- 各職能部門實施風險管理解決方案，將風險控制責任落實到具體崗位或流程並實施執行；

- The comprehensive risk management team progressively establishes and refines an early warning mechanism for material risks and an emergency response mechanism for unexpected incidents.

- 全面風險管理小組逐步建立健全重大風險預警機制和突發事件應急處理機制。

 **Supervision and Remediation**   監督與改進

- The Audit Committee, operating under the Board, oversees the implementation of the Company's risk management policies. It ensures the identification, assessment, and control of risks involved in business operations. In the event of significant risk incidents, the Audit Committee should report to the Board, analyze the causes thoroughly, clarify responsible parties, and enforce accountability;

- 董事會下設的審計委員會負責監督本公司風險管理政策的實施，並確保識別、評估和控制業務運營中涉及的風險。在發生重大風險事故時，審計委員會須及時向董事會報告，同時深入剖析原因，明確責任人及進行追責；

- We continuously perfect the risk management system and consolidate risk prevention by regularly reviewing the management policies, optimizing the management procedures, and promoting management execution.

- 定期檢討風險管理制度、優化管理流程及促進管理執行等方式，完善風險管理體系，夯實風險防範。

Risk Identification and Response

Based on its risk management framework, the Company identifies and addresses key risk areas on an annual basis, including regulatory compliance, finance, operations and sustainability, to ensure effective risk identification and proper management. During the Reporting Period, we fully considered the likelihood and impact of risks, the three most important risks we identified and their response measures are as follows:

風險的識別與應對

基於風險管理框架,公司每年識別並應對監管合規、財務、運營及可持續發展等關鍵風險領域,確保風險得到有效識別與妥善處置。報告期內,我們充分考慮風險發生的可能性和影響程度,識別出最重要的三個風險與應對措施如下:

Risk Name 風險名稱	Risk Description 風險描述	Mitigation Measures 緩解舉措
Brand Value and Reputation 品牌價值與聲譽	• The Company's operations depends upon the continued strength of our brands. If we are unable to maintain and enhance our brand competitiveness, our business and operating results may be adversely affected. • 公司經營依賴品牌持續競爭力,若無法持續維持及提升品牌競爭力,業務運營及經營業績可能遭受不利影響。	• Improve the brand management system and strengthen brand building. • 完善品牌管理體系,加強品牌建設。 • Ensure product quality and optimize consumer experience. • 嚴控產品質量,優化消費體驗。 • Monitor public opinion to safeguard brand reputation. • 建立輿情監測機制維護品牌聲譽。
Consumer Demand and Macroeconomic 消費需求與宏觀經濟波動	• The growth and profitability of our business depend on consumer demand and discretionary spending. A severe or prolonged economic downturn could materially reduce such spending and adversely affect our business, financial condition and results of operations. • 業務增長與盈利水平依賴消費需求及可自由支配支出,若經濟持續衰退將大幅減少非必需消費,對公司的業務、財務狀況及經營業績造成不利影響。	• Optimize product and pricing mix to enhance anti-cyclical capability. • 優化產品與價格結構以提升抗週期經營能力。 • Diversify global presence to mitigate regional economic risks. • 推進全球化佈局以分散區域經濟波動風險。
Product Competitiveness and Consumer Preference 產品競爭力與消費偏好變化	• The Company's operations is dependent on the continued popularity of our products, launches of new product and our anticipation of and timely responses to changes in consumer preferences. inadequacy in such capabilities will adversely impact the our business development. • 公司經營依賴產品市場認可度,產品推陳出新及我們對消費偏好變化的預判與及時響應能力。若相關能力不足將對業務發展構成不利影響。	• Establish market insight mechanisms to identify consumption trends. • 建立市場洞察機制以研判消費趨勢。 • Utilize flexible supply chain to adapt to changing consumer preferences. • 依託供應鏈韌性,適配消費偏好變化。

The Audit Center formulates risk-based internal audit plans annually, covering key areas including finance, compliance, operations and ESG. It reviews high-risk processes and monitoring deficiencies identified in the previous year to verify the effectiveness and completeness of the internal control system.

審核中心每年制定以風險為本的內部審計計劃,覆蓋財務、合規、運營及ESG等關鍵領域,並針對高風險環節及上年度監控缺陷進行審閱,以驗證內控體系的有效性與完整性。

Emerging Risks and Responses

To proactively prevent and control risks, we have identified and assessed emerging risks that may affect our business development over the next 3-5 years, and implemented effective preventive measures in operations.

新興風險及應對

為前瞻性防控風險，我們已識別並評估未來3-5年內可能影響業務發展的新興風險，並在運營中採取有效措施加以防範。

Risk Name 風險名稱	Risk Description 風險描述	Mitigation Measures 緩解舉措
Overseas Governance Risk 海外治理風險	• Rapid overseas expansion requires timely adaptation to local policies and regulations as well as in-depth promotion of localized compliant operations. Without effective penetrating governance and control measures, overseas stores may fail to meet compliant operation requirements, leading to compliance risks, brand reputation damage, and other risks. • 快速海外擴張需要及時適應當地政策法規要求並深入推進本土化合規運營。若缺乏有效穿透式治理和管控舉措，可能導致海外門店未能符合合規運營要求，進而引發合規風險、品牌聲譽受損等風險。	• Each overseas market is overseen by the country's General Manager as the regional compliance officer, who monitors compliance and reports promptly to the Group. • 海外業務運營所在地指定由該國總經理區域合規官，對海外運營合規進行監督，並及時向集團匯報。
AI Application Ethics and Compliance Risk AI應用倫理與合規風險	• Enterprises use generative AI in design, marketing, internal communication, consumer communication, etc. Due to immature AI technology or algorithm bias, if AI use is not standardized, it may cause intellectual property infringement, information leakage, ethical issues, etc. • 企業將生成式AI用於設計、營銷、企業內部溝通、消費者溝通等環節，由於AI技術不成熟或算法偏見，若未規範AI使用，可能引發知識產權侵權、信息洩露、倫理等問題。	• Strictly abide by the laws and regulations of business operation locations, continuously optimize the information security and personal privacy protection management system, and enhance data and information security; • Strengthen employee training on company information security and customer privacy protection, enhancing employees' awareness of AI risks and information security protection. • 嚴格遵守業務運營所在地的法律法規，持續優化信息安全與個人隱私保護管理體系，提升數據及信息安全性； • 加強僱員對公司信息安全和客戶隱私保護的培訓，提升僱員對AI風險和保護信息安全的認知。

Risk Culture Building

We actively foster a sound corporate risk culture by integrating risk management performance indicators into the CEO's performance appraisal, endeavoring to provide risk management training for non-executive directors at least once a year, promoting the principles of integrity, honesty and compliance among all employees, and embedding relevant risk standards into product and service development. For further details, please refer to the "*Compliance Governance*" and "*Business Ethics*" subsections in this section, as well as the "*Delivering Trustworthy Products through Refined Quality*" section in this Report.

風險文化建設

我們積極推動企業風險文化建設，在CEO考核中融入風險管理成效指標，致力於每年至少一次對非執行董事開展風險管理培訓，向全體僱員宣貫廉潔誠信合規原則，並在產品與服務開發中融入相關風險標準。更多詳情請參閱本章節「*合規治理*」、「*商業道德*」小節，以及本報告「*精研品質，打造安心好物*」章節。

Tax Compliance

As the Group steadily expands its global business footprint, we have formulated and implemented the *MINISO Tax Strategy*, which is available in the Social Responsibility section of our official website, strictly abiding by the tax regulations of the countries where we operate, paying taxes in accordance with the law and in good faith, promoting economic growth in our operating locations and the long-term sustainable development of the enterprise, and creating value for stakeholders. We have established a clear tax risk management structure and management process, with the Tax Department reporting tax-related management work results to the Audit Committee annually.

Investor Relations Management

We attach great importance to the protection of investors' rights and interests. Through diversified communication channels, transparent information disclosure and continuous improvement of operation and management, we enhance investors' recognition and sound interaction with the Company. During the Reporting Period, MINISO held a total of 1 Annual General Meeting, 1 Extraordinary General Meeting, 4 earnings calls, and organised over 400 investor non-deal road shows.

We attach great importance to investor returns. We have formulated scientific and reasonable profit distribution policies, distributing dividends annually based on performance and operating development to actively reward shareholders. During the Reporting Period, we returned RMB1.91 billion to shareholders.

稅務合規

本集團穩步拓展全球業務版圖，制定並落實《名創優品稅務策略》，詳見公司官網的社會責任專欄。我們嚴格遵守各運營所在地所屬國家的稅務規定，依法誠信納稅，促進運營所在地的經濟成長及企業長期營運可持續發展，為利益相關方創造價值。我們明確稅務風險管理架構與管理流程，稅務部門每年向審計委員會匯報稅務相關管理工作成效。

投資者關係管理

我們高度重視投資者權益保護，通過多元溝通渠道、透明信息披露和持續提升經營管理水平，增進投資者認同與良性互動。報告期內，名創優品共計舉辦1次股東週年大會，1次股東特別大會，4次業績電話會，並舉辦超過400場次投資者非交易路演。

我們高度重視投資者回報，制定科學合理的利潤分配政策，每年根據業績情況及經營發展情況進行分紅，積極回報股東。報告期內，我們向股東返還人民幣19.1億元。



Business Ethics
商業道德

Indicators and Targets

指標與目標

Target 目標	Target Progress 目標進展
100% of suppliers sign the *Anti-Commercial Bribery Notice* 供應商100%簽署《反商業賄賂告知書》	Achieved 已達成

 **Key Performance During the Reporting Period**
報告期內關鍵績效

We conducted **756** integrity, compliance, and anti-corruption training sessions for all employees, contractors and Retail Partner/distributor store staff, covering a total of **42,986** participants, with training hours **985** in total.

對全體僱員、外包人員、加盟商／代理商門店人員開展誠信合規及反貪腐培訓 **756** 次，共覆蓋 **42,986** 人次，培訓時數共計 **985** 小時。

Management Concept

"Positivity" is one of our corporate culture philosophies, representing an open and inclusive, positive and upward, and transparent mechanism. We continuously optimize the Company's business ethics management policies, strengthen the promotion of integrity culture, conduct integrity behavior audits, and unblock reporting channels, helping to build a sunny, trustworthy, and transparent business cooperation environment.

管理理念

「陽光」是我們的企業文化理念之一，其代表豁達包容、積極向上和開放透明的機制。我們持續優化公司商業道德管理政策，加強對誠信廉潔文化的宣導，開展廉潔行為稽核並暢通舉報渠道，助力構建陽光、誠信、透明的商業合作環境。

Management Policy

We strictly comply with applicable laws and regulations on anti-commercial bribery, anti-money laundering and anti-unfair competition at home and abroad. We have established internal policies including the *Anti-Commercial Bribery Regulations* and the *Compliance Accountability System*, maintaining zero tolerance for corrupt practices, and resolutely cracking down on improper interests such as bribery, kickbacks and fraud, with corresponding management mechanisms in place. As a governing member of the Sunshine Integrity Alliance, we handle serious misconduct in accordance with the dishonesty list sharing mechanism.

管理政策

我們嚴格遵守國內外反商業賄賂、反洗錢、反不正當競爭等相關法律法規，建立了《反商業賄賂條例》《合規問責制度》等內部制度，對貪腐行為零容忍，堅決打擊賄賂、回扣、欺詐等各類不正當利益往來，並制定相應管理措施。作為陽光誠信聯盟理事單位，我們對情節嚴重的不當行為按失信名單共享機制處理。

Management Practice

Integrity Commitment

We require the our Directors, all employees, suppliers, contractors personnel, other partners, and store staff to commit to integrity in their conduct, and clarify relevant management requirements to ensure ethical and compliant operation throughout the entire enterprise value chain.

- **Directors and all employees:** Formulate and implement the *Code of Business Conduct and Ethics* applicable to Directors, senior management, and all employees (including full-time, part-time, consultative, or temporary), which includes anti-corruption requirements such as conflicts of interest, gifts and gratuities, and FCPA compliance. All employees signed the *Letter of Commitment of Integrity*, and new employees must also sign the *Letter of Commitment of Integrity* when signing their employment contracts.

- **Suppliers/Partners:** When signing all business contracts, suppliers/partners are required to simultaneously sign the *Anti-Commercial Bribery Notice.*

- **Store staff:** All store staff (both in directly operated stores and MINISO Retail Partner stores) are required to sign the *Integrity Contract*.

Integrity Compliance Publicity

We continuously promote integrity culture to employees, suppliers, partners and other value chain stakeholders, uphold the principle of zero tolerance for breaches of business ethics, and conduct irregular integrity and anti-corruption training. To enhance suppliers' awareness of integrity and compliance, we have set up anti-commercial bribery reminders in the order system. We also publish integrity journals and commend ethical and upright practices via our "Integrity MINISO" WeChat Official Account.

管理實踐

廉潔承諾

我們要求公司董事和全體僱員、供應商、外包人員及其他合作夥伴及門店人員承諾廉潔從業，並明確相關管理要求，確保企業全價值鏈廉潔合規運營。

- **董事及全體僱員**：制定並落實適用於董事、高管及全體僱員（含全職、兼職、諮詢性質及臨時工作）的《商業行為及道德守則》，其中包含利益衝突、禮品與饋贈、FCPA合規等反腐敗行為要求。所有僱員簽署《廉潔就業承諾書》，新入職僱員於簽署勞動合同時亦須統一簽訂《廉潔就業承諾書》。

- **供應商／合作夥伴**：要求簽署所有商務合同時，供應商／合作夥伴需同步簽署《反商業賄賂告知書》。

- **門店人員**：要所有門店（包括直營店及名創合夥人門店）人員均須簽署《誠信合約》。

廉潔合規宣貫

我們持續向僱員、供應商及合作夥伴等價值鏈相關方宣貫廉潔文化，明確對違反商業道德行為零容忍的原則，並不定期開展誠信廉潔培訓。為提升供應商廉潔合規意識，我們在訂單系統中設置反商業賄賂提示，同時通過「誠信名創」微信公眾號發佈誠信期刊、表彰廉潔守正行為。



Case: Supplier Integrity Culture Promotion Meeting
案例：供應商誠信廉潔文化宣導會

During the Reporting Period, the Group held 7 online integrity and anti-corruption workshops for a total of 629 suppliers. The sessions covered the interpretation of integrity commitments and anti-commercial bribery notices, guidance on anti-corruption reporting channels, and integrity-related video demonstrations, clarifying MINISO's requirements for integrity and ethical conduct, and effectively fostering a culture of integrity across the supply chain.

報告期內，本集團對共計對629家供應商開展7場線上誠信廉潔文化宣導會，內容涵蓋廉潔承諾與反商業賄賂告知書解讀、反腐敗舉報渠道說明以及廉潔視頻播放等內容，明確名創優品對誠信與廉潔行為的管理要求，有效推動供應鏈的廉潔文化建設。

Case: Store Employee Integrity Compliance Training
案例：門店僱員誠信合規培訓

During the Reporting Period, the Group held 260 special training sessions on integrity and compliance for store employees. The trainings covered the dissemination of compliance and integrity codes, requirements for ethical practice, analysis of typical violation cases, store operation safety, as well as practical skills for preventing merchandise theft. We stressed integrity and compliance, operational standards and behavioral red lines for all store positions. The training programs reached 14,800 participants, which effectively enhanced employees' awareness of integrity and compliance, as well as their practical operational and risk control capabilities.

報告期內，本集團針對門店僱員開展260場誠信合規專項培訓，內容涵蓋合規誠信準則宣貫、廉潔從業要求講解、典型違規案例剖析、門店運營安全及商品外盜防範實操技巧等，強調門店全崗位誠信合規及操作規範與行為紅線。門店誠信合規培訓覆蓋14,800人次，有效提升門店僱員對誠信合規的認知與崗位實操管控能力。



Anti-Corruption Audit

The Audit Center of the Group is responsible for auditing violations of business ethics and submits an annual audit plan to the Audit Committee each year. The Audit Center conducts at least one special anti-corruption and business ethics audit per year for all business lines and subsidiaries. In addition, to further strengthen the compliance defense for retail stores and prevent problems such as cashier fraud, inventory fraud, and data falsification, the Audit Center carries out routine store inspections and special inventory checks for directly operated stores and MINISO Partner stores in accordance with systems such as the *Store Audit Compliance and Inventory Policy* and the *TOP TOY Brand Store Inventory Plan*, conducting reviews from multiple dimensions including process, account consistency, funds, inventory, and safety. Among these, the full-process implementation of store integrity contracts, integrity culture development, and compliance execution effectiveness are rigid inspection items. During the Reporting Period, we conducted a total of 5,655 times of inventory verification across our domestic and overseas stores.

Monitoring and Reporting Mechanisms

We actively embrace oversight from all stakeholders and have established diverse whistleblowing channels, including letters, hotlines, email and WeChat Official Account. Reporting access is embedded in employee business cards, internal systems and supplier communications, with a dedicated supplier reporting hotline directly managed by the Chief Risk Officer. The Company's founder has personally established a "RMB10 million anti-corruption reward fund" to incentivize reports on commercial bribery, corruption, encroachment on the Company's interests and other misconduct. The Company has improved internal policies including the *Complaint and Reporting Policy*, all reports are received and investigated by the Audit Center. Verified violations are subject to strict accountability, and will be transferred to judicial authorities where necessary.

反腐敗審計稽核

本集團審核中心負責對違反商業道德行為進行稽核，每年向審計委員會提交年度審計計劃。審核中心每年至少一次對各業務線、子公司開展反腐敗與商業道德專項審計稽核。同時，為築牢零售門店合規防線，防範收銀、盤點舞弊及數據造假等問題，審核中心根據《門店審察合規與盤點政策制度》及《TOY品牌門店盤點方案》等制度，對直營店、名創合夥人門店推進日常巡店與專項盤點工作，從流程、賬實、資金、庫存、安全等多維度開展審查，其中門店誠信合約全流程落實、誠信文化建設及合規執行成效為剛性檢查項。報告期內，我們共計對境內外門店開展5,655次盤點。

監督及舉報機制

我們積極接受各利益相關方監督，設立多元舉報渠道（信件、熱線、郵箱、微信公眾號等），並在僱員名片、內部系統及供應商溝通中嵌入舉報入口，由首席風控官直管供應商舉報專線。公司創始人個人出資設立「人民幣1000萬元反腐獎勵基金」，用於獎勵對於商業賄賂、貪污腐敗、侵佔公司利益行為等舉報。公司健全《投訴舉報制度》等內部規範，由審核中心受理舉報並調查，對查實違規案件從嚴追責，必要時移送司法機關。





Reporting Channels
舉報渠道

Mail Address: Audit Center, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, China
信件地址：中國廣東省廣州市海珠區琶洲大道109號銘豐廣場審核中心



Hotline: +(86) 20-32306713
熱線：+(86) 20-32306713



Email: jubao@miniso.com
郵箱：jubao@miniso.com



WeChat Official Account: Integrity MINISO
微信公眾號：誠信名創



Website: https://miniso.cn/contact/
網站：https://miniso.cn/contact/



We encourage both named and anonymous whistleblowing, strictly implement whistleblower protection mechanisms, and maintain a zero-tolerance policy against retaliation. All whistleblowing information is kept strictly confidential throughout the acceptance, investigation and storage processes, and is managed separately by dedicated departments and responsible personnel. Multiple safeguards are adopted to ensure the security of such information.

我們鼓勵實名舉報，並接受匿名舉報，嚴格落實舉報人保護機制，並對報復行為零容忍；對所有舉報信息在受理、調查、保管等環節均嚴格保密，由專門部門和負責人分別管理，多措並舉確保信息安全性。

During the Reporting Period, we conducted integrity compliance training for stakeholders such as store staff and suppliers, guiding them to properly use reporting channels and proactively report various violations of business ethics.

報告期內，我們對門店人員、供應商等利益相關方開展誠信合規培訓，指導其規範使用舉報渠道，主動報告各類違反商業道德事件。

Information Security and Customer Privacy Protection
信息安全與客戶隱私保護

Indicators and Targets

指標與目標

Target 目標	Target Progress 目標進展
Prevent the occurrence of compliance incidents such as information security and customer privacy breaches 杜絕信息安全與客戶隱私洩露等違規事件的發生	During the Reporting Period, the number of violations of information security and customer privacy leakage was zero 報告期內，發生信息安全與客戶隱私洩露的違規事件數量為0

 Key Performance During the Reporting Period
報告期內關鍵績效

Employee information security awareness training assessment participation rate reached **100%**

僱員信息安全意識培訓考核參與率達**100%**

Management Concept

Building a solid information security defense line is an important cornerstone for enterprises to achieve stable operations. We have established a systematic information security and privacy protection management system and organizational structure. Through active pursuit of information security certifications and development of robust policies and management systems, the Company takes practical measures to safeguard consumers' personal information privacy and security.

管理理念

築牢信息安全防線，是企業實現穩健運營的重要基石。我們已構建系統的信息安全與隱私保護管理體系和組織架構，積極獲取信息安全認證並制定妥善的信息安全政策與管理制度，採取切實措施以保護消費者個人信息隱私及安全。

Management Policy

We strictly abide by the *Cybersecurity Law of the People's Republic of China,* the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China* and other applicable laws and regulations in the places where we operate, and have formulated and implemented internal systems including *Information Security and Privacy Protection Management Strategy*, *Data Security Management Specifications*, *Data Outbound Transmission Management Specifications*, *Employee Information Security Management Specifications*, *Personal Information Protection Management Specifications* and *Supplier Security Management Specifications*. Meanwhile, we have formulated supporting documents including *Personal Information Leakage Incident Response Procedure* and *Personal Information Leakage Incident Emergency Plan*, and conduct relevant emergency drills to build a safe and reliable data environment.

管理政策

我們嚴格遵守《中華人民共和國網絡安全法》《中華人民共和國數據安全法》《中華人民共和國個人信息保護法》等運營地法律法規，制定並落實《信息安全與隱私保護管理策略》《數據安全管理規範》《數據出境傳輸管理規範》《僱員信息安全管理規範》《個人信息保護管理規範》《供應商安全管理規範》等內部制度。同時，我們配套制定《個人信息洩露事件回應程序》《個人信息洩露事件應急預案》，並開展相關應急演練，以打造一個安全、可靠的數據環境。

Management Structure

We have established a three-level information security and privacy protection framework overseen by the Board. A management office is set up to coordinate decision-making, with task forces responsible for implementation. The human resources, legal and internal audit teams provide collaborative oversight to ensure the effective operation of the system.

管理架構

我們構建了由董事會監督的三級信息安全及隱私保護架構，下設設立管理辦公室統籌決策，工作小組負責落地執行，並由人力、法務、內審團隊協同監督，保障體系有效運轉。


Board
董事會

The Audit Committee under the Board listens to reports related to information security and privacy protection and is the highest supervisory body responsible for information security and privacy protection.

董事會下審計委員會聽取信息安全與隱私保護的相關匯報，是負責信息安全與隱私保護的最高監督機構。


Information Security and Privacy Protection Management Office
信息安全及隱私保護管理辦公室

Decision-making layer:
Led by the CIO, with the Company's CEO, CFO, and CIO forming the leadership team, responsible for determining the organization's information security and privacy protection goals, policies, and overall implementation plans. Approving and guiding the relevant policies, systems, processes, and other documents related to the organization's information security and privacy protection. Supervising the handling of information security and privacy protection risks.

決策層：
由CIO牽頭領導，公司CEO、CFO及CIO組成領導小組，負責確定組織的信息安全與隱私保護目標、方針和總體實施方案，對組織的信息安全與隱私保護相關政策、制度、流程等文件進行審批和指導，對信息安全與隱私保護風險的處置進行監督。


Information Security Management Team
信息安全管理小組

Execution layer:
Responsible for implementing the guidelines and policies formulated by the decision-making level into the work of various functional departments or business segments.

執行層：
負責把決策層制定的方針、政策貫徹到各個職能部門或業務分部的工作中。


Information Security Working Group
信息安全工作小組

Execution layer:
Under the leadership of the decision-making level and the coordination of the management level, each center's representative is responsible for executing policies, systems, and processes for information security and privacy protection, tracking and handling information security and privacy protection risks and revising relevant systems, processes, and other documents.

執行層：
在決策層的領導和管理層的協調下，各中心對接人負責執行信息安全與隱私保護的政策、制度和流程，持續跟蹤處理相關風險，並對制度、流程、文件進行修訂。

Management Practice

Information Security Certification

We attach great importance to the development of information security systems. Our core subsidiaries such as MINISO (Guangzhou) Co., Ltd. and Chuangyou Digital Technology (Guangdong) Co., Ltd. as well as overseas subsidiaries in the United States, Canada and other regions have all obtained ISO 27001 Information Security Management System and ISO 27701 Privacy Management System certifications. Domestically, our core business systems, including member management systems, data middle platforms, online business and operation management systems, have all passed the Level 3 Cybersecurity Classified Protection Assessment, providing comprehensive protection for the data security of employees and customers at home and abroad.

Audit of Information Management Systems

We regularly conduct internal and external information security audits to identify deficiencies in the information security and privacy protection system, formulate specific improvement plans and measures, and ensure the continuous applicability, adequacy, and effectiveness of the system.

- Internal audits: We conduct annual internal audits for ISO 27001 and ISO 27701 supplemented by ad-hoc special information security audits conducted by the information security team.

- External audits: We conduct annual external audits to comply with the requirements of ISO 27001 and ISO 27701, alongside network security audits aligned with the requirements of the Classified Protection of Information System Level 3 Protection Certification.

管理實踐

信息安全認證

我們高度重視信息安全體系建設，名創優品（廣州）有限責任公司、創優數字科技（廣東）有限公司等核心附屬公司及美國、加拿大等海外子公司均已通過ISO 27001信息安全管理體系及ISO 27701隱私管理體系認證。國內核心業務系統如會員管理系統、數據中台、線上業務及運營管理系統等均已通過網絡安全等級保護三級測評，為海內外僱員及客戶數據安全提供全方位保障。

信息管理體系審計

我們定期開展內外部信息安全審計工作，以識別信息安全及隱私保體系存在的不足，制定具體的改進計劃和措施，確保體系的持續適用性、充分性和有效性。

- 內部審計：我們每年度組織ISO 27001和ISO 27701內審工作，並由信息安全組每年不定期開展專項信息安全審計。

- 外部審計：我們按照ISO 27001及ISO 27701管理體系要求每年接受外部審計，並按照國家信息安全等級保護三級認證要求接受網絡安全審計。



Information Security Assurance

To ensure information security-related business continuity, we apply cutting-edge information security technologies, deploying comprehensive software and hardware technical solutions covering cloud security, offline security, audit and traceability. By deploying professional equipment such as cloud firewalls, cloud WAF, and bastion host, we conduct situational awareness monitoring, vulnerability scanning, and penetration testing for newly launched systems and systems in operation annually, advancing information security vulnerability analysis, building an in-depth defense system for information security. For overseas subsidiaries, we strictly comply with local data security and cross-border data flow regulations, and protect overseas data security through measures such as local data storage, signing compliant data cross-border agreements, and implementing data encryption storage. Meanwhile, we have formulated complete information security emergency plans, clarifying the management institutions responsible for business continuity, management regulations, and emergency response procedures for emergencies, and regularly organize emergency drills to continuously improve security defense and emergency response capabilities.

In the wave of digitalization, we focused on AI security risks. We have established security control mechanisms for the application of AI tools, strictly reviewed uploaded content, desensitized sensitive information, conducted AIGC platform security testing, and ensured the storage security of consumer privacy and company sensitive information through technologies such as private deployment and HTTPS encrypted transmission. During the Reporting Period, we organized employees to participate in the industry forum themed "AI Security", gaining insights into cutting-edge applications in the security field, and promoted the development of an AI-driven network defense system.

信息安全保障

為保障信息安全相關的業務連續性，我們應用前沿信息安全技術，圍繞雲上保障、線下保障、審計與溯源等領域部署完善的軟硬件技術方案，部署雲防火牆、雲WAF、堡壘機等專業設備，並每年對新上線系統及在運系統開展態勢感知監測、漏洞掃描與滲透測試，推進信息安全性漏洞分析，構建信息安全縱深防禦體系。對於海外子公司，我們遵循當地數據安全及數據跨境流動相關法規要求，通過本地數據存儲、簽署合規數據跨境協議、實施數據加密存儲等舉措保障海外數據安全。同時，我們制定完備的信息安全應急預案，明確負責業務連續性的管理機構、管理規定以及突發事件應急回應程序，並定期組織應急演練，持續提升安全防禦與應急處置能力。

數字化浪潮下，我們聚焦AI安全風險，為AI工具應用建立安全管控機制，嚴格審核上傳內容、脫敏敏感信息，開展AIGC平台安全測試，通過私有化部署、HTTPS加密傳輸等技術，保障消費者隱私與公司敏感信息存儲安全。報告期內，我們組織僱員參與「AI安全」主題行業論壇，了解安全領域前沿應用，推進AI驅動的網絡防禦體系建設。



Protection of Personal Information Rights

We embed personal privacy information processing policies and processes into the Company's compliance management system, establishing a control mechanism covering the entire lifecycle of personal information collection, use, storage, and destruction. We publish the *MINISO Privacy Statement* and *TOP TOY Privacy Statement* on our official website, clearly informing customers of the reasons, nature, purpose, and methods of processing personal information we collect, ensuring that we obtain customers' explicit consent and authorization during the information collection process. We strictly follow the principle of "minimum necessity" for information collection, optimizing system interfaces and legal notice designs, implementing encrypted control of customer information, not displaying or obtaining customers' real phone numbers and addresses. Users can manage their personal information, including accessing, viewing, rectificating/supplementing, deleting, and transferring personal information, and are provided with channels to exercise personal information rights such as account logout, obtaining copies of personal information, and explaining personal information processing rules. We proactively disclose the *List of Collected Personal Information* and the *List of Personal Information Shared with Third Parties* to enhance information collection transparency, and we plan to carry out personal information protection audit work and timely rectify non-compliant behaviors. We undertake that we will not rent, sell, or provide personal data to third parties for purposes other than completing transactions/services, will delete data after the specified period, and will not illegally collect personal data from third parties.

We integrate data protection safeguards integrated into product development. When developing or iteratively updating digital products such as APPs and mini-programs, as well as in service scenarios involving adjustment of business functions and permission changes, we embed information security and privacy protection measures into the full lifecycle development process. In the demand research and planning stage, we conduct review for privacy compliance requirements; in the function testing stage, we carry out privacy compliance testing to check whether the product meets privacy protection requirements, if any relevant risks are detected, rectification work will be implemented, and the product can only be accepted and launched after the rectification is completed. In addition, combined with updates of external laws, regulations, regulatory policies and standards, we conduct special review on information security and privacy compliance risks, update our privacy statement, and promote the continuous optimization and upgrade of our information security system.

個人信息權利保護

我們將個人隱私信息處理政策及流程嵌入公司合規管理體系，建立覆蓋個人信息收集、使用、存儲、銷毀全生命週期的管控機制。我們在官網發佈《名創優品集團隱私聲明》《TOP TOY隱私聲明》，清楚告知客戶我們收集個人信息的原因、性質、用途、處理信息方式等，確保我們在信息收集過程獲得客戶的顯示同意與授權。我們嚴格遵循信息收集「最小必要」原則，優化系統界面與法律提示設計，對客戶信息實行加密管控，不展示、不獲取客戶真實手機號與地址。用戶可管理自己的個人信息，包括訪問、查閱、更正／補充、刪除、轉移個人信息，並提供了帳戶登出、獲取個人信息副本、解釋個人信息處理規則等個人信息權利的行使渠道。我們主動披露《已收集個人信息清單》和《與第三方共享個人信息清單》，增強信息收集透明度，並計劃開展個人信息保護審計工作，及時整改不合規行為。我們承諾，除非是為了提供特定的客戶服務，否則不會將個人資料出租、出售或提供給任何第三方，並在規定期限後刪除數據，且不會從第三方非法收集個人資料。

我們將隱私保護融入產品設計，在開發或迭代APP、小程序等數字化產品，以及涉及調整業務功能、變更許可權等服務場景時，將數據安全及隱私保護措施嵌入全生命週期開發流程，例如在需求階段開展隱私合規評審，測試階段完成合規檢測，風險整改通過後才可驗收上線。同時，我們會結合法規政策更新情況，開展隱私合規專項評審、更新隱私聲明，持續優化信息安全體系。

To strengthen cross-border data protection, the Group's domestic entities and overseas subsidiaries in multiple countries (subsidiaries in multiple overseas countries, including the US, Indonesia, Singapore, Canada, and Germany) have signed data processing agreements or cross-border data agreements reviewed by external lawyers, continuously tracking local regulatory requirements and dynamically updating privacy policies and data collection notices to ensure compliance with local laws and regulations.

為強化跨境數據保，集團境內主體及海外多國子公司（美國、印尼、新加坡、加拿大及德國等多個海外子公司）均已簽署經外部律師審核的資料處理協議或數據跨境協議，並持續跟蹤各地監管要求，動態更新隱私政策與數據收集說明，確保符合當地法規。

We clarify suppliers' data protection obligations, prioritize cooperation with entities with ISO 27001 and ISO 27701 certification qualifications, and sign *Confidentiality Agreements* with all suppliers. At the same time, we have conducted special inspections on cooperating suppliers and require newly launched systems and new partners to provide compliance reports.

我們明確供應商在數據保護方面的要求，優先選擇具備ISO 27001和ISO 27701認證資質的主體開展合作，與所有的供應商簽訂《保密協議》。同時，我們已對合作的供應商開展專項檢查，要求新上線系統及新增合作夥伴提供合規性報告

Sensitive Information Control

Focusing on sensitive information such as user data, we have achieved refined control over data access through measures including regular review of account permissions, standardized approval processes, and implementation of data desensitization. We have also issued *Data Security Management Specifications* to clarify the data destruction responsibilities of each department. For suppliers involved in processing consumer personal information or sensitive company information, we incorporate information security risk assessments into their admission evaluations and require them to sign the *Entrustment Agreement*, *Sharing Agreement* and *Confidentiality Agreement* to strictly protect the security of customers' personal information.

敏感信息管控

我們圍繞用戶數據等敏感信息，通過定期審查賬號權限、規範審批流程、落實數據脫敏等措施，實現數據訪問精細化管控，並出台《數據安全管理規範》明確各部門數據銷燬責任。對於涉及處理消費者個人信息或敏感公司信息的供應商，我們在准入評估中納入信息安全風險評估，並要求其簽署《委託協議》《共享協議》及《保密協議》，嚴格保障客戶個人信息安全。

Information Security Incident Reporting

We have established information security suspected incident reporting channels, encouraging employees to report information security incidents, vulnerabilities or suspicious activities through multiple channels such as email, Feishu and privacy mailboxes. Upon receiving reports, the Company's Digital Technology Center will verify and conduct investigation and rectification promptly. Meanwhile, we have established an Information Security Reward and Punishment Mechanism to commend individuals or collectives who make outstanding contributions, identify hidden risks or put forward suggestions, and severely pursue accountability for violations, so as to strengthen all employees' sense of responsibility for information security.

信息安全事件上報

我們設立信息安全可疑事件報告渠道，鼓勵僱員通過郵件、飛書、隱私郵箱等等多元途徑上報信息安全事件、漏洞或可疑活動。公司數字科技中心接到舉報後，將第一時間核實並開展排查整改。同時建立信息安全獎懲機制，對貢獻突出、發現隱患、提出建議的個人或集體予以表彰，對違規行為嚴肅追責，強化全體僱員的信息安全責任意識。

Information Security and Privacy Training

Protecting information security and privacy is the common responsibility of all MINISO employees. We have established a normalized information security training and assessment mechanism, organizing special information security training for all employees (including contractors) annually and completing assessments, with a training assessment participation rate of 100%; for key groups such as new employees and customer service teams, we provide additional special information security training to comprehensively enhance all employees' awareness of information security and privacy protection.

信息安全及隱私培訓

保護信息安全及隱私是名創優品全體僱員的共同責任。我們建立常態化信息安全培訓考核機制，每年組織全體僱員（含外包人員）開展信息安全專項培訓並完成考核，培訓考核參與率達100%；針對新僱員、客服團隊等重點群體，額外開展重點專題信息安全培訓，全面提升全員信息安全與隱私保護意識。

> Case: Information Security Awareness Training
> 案例：信息安全意識培訓

In May 2025, MINISO conducted a special information security awareness training. The training systematically explained common information security risk identification points and the Company's information security management specifications, effectively strengthening employees' safety awareness of "actively identifying risks and standardizing information processing", laying a more solid personnel foundation for subsequent enterprise data and customer privacy protection.

2025年5月，名創優品開展了信息安全意識專項培訓。培訓系統講解了常見的信息安全風險識別要點及公司信息安全管理規範，有效強化僱員「主動識別風險、規範處理信息」的安全意識，為後續企業數據與客戶隱私保護奠定了更紮實的人員基礎。



Delivering Trustworthy Products through Refined Quality

精研品質　打造安心好物

MINISO's mission is to be "Life is for fun", and the business philosophy we advocate is the "Joy Philosophy". We focus on product design innovation, strictly control every aspect of product manufacturing, integrate quality management throughout the entire product lifecycle, and are committed to providing creative, high-quality products to global users at affordable prices, creating a relaxed and enjoyable shopping experience that enables people to enjoy a happy and joyful life.

名創優品的使命是「為開心而生」，所倡導的經營哲學是「開心哲學」。我們聚焦產品設計創新，嚴格把控產品製造的每一個環節，將質量管理貫穿於整個產品生命週期中，致力於用親民的價格，向全球用戶提供有創意的優質產品，打造輕鬆愉悦的購物體驗，使人們享受開心和幸福的美好生活。

Topics Responded in This Section

Product Innovation
Product Quality Management
Chemical Management
Marketing and Services
Intellectual Property Protection and IP Management

本章回應議題

產品創新
產品質量管理
化學品管理
營銷與服務
知識產權保護與IP管理

SDGs Responded in This Chapter



本章回應SDGs



Product Innovation and IP Management
產品創新與IP管理

Management Concept

Innovation is the eternal driving force for the development of MINISO. While firmly sticking to value-for-money proposition, we hope to take IP design as the feature, continuously deepen the high-quality IP cooperation, and keep producing high-quality innovative products to make daily necessities more fashionable and trendier. MINISO started its IP strategic layout in 2016, and has entered into cooperation with multiple famous IP licensors around the world. In the future, we will continue to upgrade our three major innovation capabilities, namely insight, design, and technology, and strive to bring better products to global consumers.

Management Structure

We have built a "Global Product Innovation Center", continuously enhancing our global design capabilities centered on China and supported by three overseas design centers in South Korea, Japan, and the United States, efficiently collaborating to provide more professional design output for global markets. In the product development process, we have established standardized and strict internal collaboration processes, and continuously pay attention to the latest developments of international regulations. We maintain close collaboration among teams such as product managers, designers, IP licensors, and suppliers to ensure that our products comply with the laws and regulations of the markets where we sell our products.

We carry out IP licensing cooperation with globally renowned IP licensors, adding IP elements to product designs to increase product diversity and meet consumers' needs. Meanwhile, we constantly improve our global supply chain system. In addition to relying on high-quality Chinese supply chains, we are also continuously exploring overseas supply chains that meet the needs of globalization and localization development, and are committed to quickly transforming innovative designs into high-quality products and rolling out in the global market.

管理理念

創新，是名創優品發展的永恆動力。在始終堅持性價比基本盤不動搖的同時，我們希望以IP設計為特色，不斷深化優質IP合作，持續產出優質創新產品，讓生活好物更加時尚潮流。名創優品自2016年開啟IP戰略佈局，至今已與多個知名IP在全球範圍內開展合作，未來，我們將圍繞洞察能力、設計能力、技術能力三大創新能力持續升級，致力於為全球消費者帶來更美好的產品。

管理架構

我們構建「全球產品創新中心」，持續提升以中國為中心，韓國、日本、美國三大海外設計中心為支撐的全球設計能力建設，高效協同為全球市場提供更專業的設計輸出。在產品的開發過程中，我們已設立規範、嚴格的內部協作流程，並持續關注國際法規的最新動態，保持產品經理、設計師、IP版權方和供應商等團隊之間的緊密協同，使產品符合銷售地法律法規要求。

我們與全球知名的IP授權方進行IP授權合作，通過在產品設計中添加IP元素來增加產品的多樣性、滿足消費者的需求。同時，我們不斷完善全球供應鏈體系，除了背靠優質的中國供應鏈，我們亦不斷開拓適應全球化、本土化發展需求的海外供應鏈，致力於將創新設計快速轉化為優質產品推向全球市場。

Management Practice

Strategic Upgrade of IP Operation Platform

We are embarking on a critical journey from being an excellent retailer to becoming the world's leading IP operation platform, committed to building a dual-drive model of "Top Licensed IPs + Exclusive Proprietary IPs". We actively cultivate our own IP cultural symbols, focusing on high-quality IP incubation and in-depth operation, injecting unique cultural connotations and aesthetic value into IPs. In the future, we will deeply participate in and lead the incubation of original Chinese IPs and enhance their global influence, promoting Chinese culture to go global and becoming an important window for Chinese IPs and culture to reach the world.

Currently, we have successfully incubated original IPs such as Gift Bear and Friends, Dundun Chicken, Mini Family, and exclusively signed artist IPs such as YOYO, KUMARU, and Carrot Street, building an IP matrix covering all age groups with both cultural depth and emotional resonance.



To build a proprietary IP matrix with global influence and help realize the new vision of becoming a "Globally Leading IP Operation Platform", we officially launched the first "Global IP Genius Youth Program" in the cultural and creative field on November 21, 2025. This program has no restrictions on nationality, institution, or major, aiming to discover young talents who possess outstanding creativity, aesthetic ability, keen perception, and strong desire for expression, and who harbor the ambition to influence the world with their works. In addition to highly competitive compensation, we will also provide a creative environment for free expression, a training system with top mentors, and support from MINISO's global ecological resources.

管理實踐

IP運營平台戰略升級

我們正踏上從優秀零售商向全球領先的IP運營平台跨越的關鍵征程，致力打造「頂級授權IP+獨家自有IP」雙輪驅動模型。我們積極培育自有IP文化符號，聚焦優質IP孵化與深度運營，為IP注入獨特的文化內涵與審美價值。未來，我們將深度參與、主導中國原創IP的孵化與全球影響力，助推中國文化出海，成為中國IP和文化走向世界的重要視窗。

目前，我們已成功孵化出吉福特熊和朋友們、墩DUN雞、Mini Family等原創IP，並獨家簽約YOYO、KUMARU、蘿蔔街等藝術家IP，構建起覆蓋全年齡段、兼具文化深度與情感共鳴的IP矩陣。

為構建具有全球影響力的自有IP矩陣，助力實現「全球領先的IP運營平台」新願景，我們於2025年11月21日正式發佈文化創意領域首個「全球IP天才少年計劃」。該計劃不限國籍、不限院校、不限專業，旨在發掘兼具卓越創造力、審美力、敏銳感知力與強烈表達欲，且懷揣以作品影響世界雄心的青年人才。除了極具競爭力的薪酬，還將提供自由表達的創作環境、頂尖導師的培養體系，以及MINISO全球生態資源支持。



Assisting Chinese IPs to Go Global

We continue to practice "helping 100 Chinese IPs go global in the next 10 years". During the Reporting Period, our original pop toy artist IPs "Carrot Street", "YOYO", and "KUMARU" made their debut at international top-tier runway, appearing at Chinese designer Caroline Hú's 2026 Spring/Summer collection show; the proprietary IP "Muay Thai Dundun Chicken" was awarded the title of "Five Must-Experience Official Ambassador for Traveling in Thailand" by the Tourism Authority of Thailand, serving as a "Muay Thai Friendship Ambassador" to build a bridge between Chinese and Thai culture and commerce with its cute image.

助力中國IP出海

我們持續踐行「未來10年，助力100個中國IP走向世界」。報告期內，我們的原創潮玩藝術家IP「蘿蔔街」、「YOYO」與「KUMARU」首次登陸國際頂級秀場，亮相中國設計師Caroline Hú的2026春夏系列大秀；原創IP「泰拳墩DUN雞」獲泰國旅遊局授予「暢遊泰國五必體驗官」稱號，作為「泰拳友好大使」以萌趣形象架起中泰兩國文化與商業的交融橋樑。



Collaboration with Global Top IPs

We have in-depth cooperation with multiple globally renowned IPs such as Hello Kitty, Harry Potter, Stitch, LOOPY, and CHiiKAWA, empowering the influence of global top IPs through innovation and cooperation to create a unique "IP Wonderland".

During the Reporting Period, our in-depth cooperation with *Zootopia 2* achieved a deep "film – merchandise collaboration" with brand elements directly embedded in the original film. The co-branded products covered 10 major categories and over 100 new products, and IP pop-up stores were opened in major core cities around the world, creating an immersive shopping atmosphere and demonstrating our proven capability to collaborate with global top IPs.

全球頂級IP聯名

我們與Hello Kitty、哈利波特、史迪奇、LOOPY、CHiiKAWA等多個全球知名IP深度合作，以創新與合作賦能全球頂級IP影響力提升，打造獨特的「IP樂園」。

報告期內，我們與《瘋狂動物城2》的深度合作，達成了品牌元素直接植入原作電影的深度「影品聯動」，聯名產品合作覆蓋了10大品類、超100款新品，並在全球各大核心城市開設了IP快閃店，打造了沉浸式的購物氛圍，展示出我們聯動全球頂級IP的成熟能力。

Innovative Product Craftsmanship

Product innovation is an inexhaustible driving force for promoting sustainable development of enterprises. We adhere to an innovation-oriented approach, deeply integrating consumer needs, preferences, and market trends, continuously optimizing product design and manufacturing processes, and steadily improving product quality.

創新產品工藝

產品創新是推動企業可持續發展的不竭動力。我們堅持以創新為導向，深度結合消費者需求、消費偏好與市場流行趨勢，持續優化產品設計與製作工藝，穩步提升產品品質。



Case: Innovative Launch of New Vinyl Plush Craftsmanship and Product Design
案例：創新推出全新搪膠毛絨工藝與產品設計

During the Reporting Period, we made vinyl plush a strategic category, achieving comprehensive upgrades from product form to consumer experience through in-depth cooperation with top IPs, as well as craftsmanship design innovation and form design innovation.

報告期內，我們將搪膠毛絨打造成戰略品類，通過與頂級IP深度合作，並通過工藝設計創新、形態設計創新，實現了從產品形態到消費體驗的全面升級。





MINISO
Stitch
Panda
LIMITED EDITION
©Disney
MINISO
三丽鸥家族岛屿狐系列
搪胶毛绒盲盒



Case: Industry-first Hand-feel Oil Craftsmanship, Upgrading TOP TOY Brand Building Block Product Quality
案例：行業首創手感油工藝，助力TOP TOY品牌積木產品品質升級

During the Reporting Period, the TOP TOY brand deepened its cooperation with miHoYo, jointly developing building block products themed around car characters from the game IP *Zenless Zone Zero*. This product achieved an industry technological breakthrough – applying hand-feel oil craftsmanship to the surface of building block particles on the engine exhaust cover and car roof for the first time, giving the building blocks a delicate, skin-friendly tactile experience.

報告期內，TOP TOY品牌與米哈游深化合作，聯合研發旗下遊戲IP《絕區零》汽車角色主題積木產品。該產品實現一項行業技術突破─首次在引擎排氣蓋及車頂的積木顆粒表面應用手感油工藝，賦予積木細膩親膚的觸感體驗。

Promoting Chinese Culture

We use products as a bridge to promote Chinese culture, making them a new carrier for conveying positive values and culture, supporting the inheritance of Chinese culture, subtly imparting positive values to consumers, and laying a solid foundation for cultural confidence.

弘揚中國文化

我們以產品為紐帶推廣中華文化，使其成為傳遞正向價值觀與文化的新載體，助力中華文化傳承，在潛移默化中向消費者傳遞正向價值，築牢文化自信根基。

 Case: Collaborating with *Black Myth: Wukong* to Promote Eastern Mythology Culture through IP Derivatives
案例：攜手《黑神話：悟空》，以IP衍生品為載體弘揚東方神話文化

On January 15, 2025, MINISO officially announced that it has become the exclusive global offline sales channel for official derivatives of *Black Myth: Wukong*, simultaneously opening joint theme stores in five cities including Beijing and Shanghai, launching the first "Black Myth" series derivatives, conveying Eastern mythological culture through tangible products and immersive experiences.

2025年1月15日，名創優品官宣成為《黑神話：悟空》官方衍生品全球線下獨家發售渠道，於北京、上海等五城同步開啟聯合主題店，首發「黑神話BLACKMYTH」系列衍生品，通過具象產品與沉浸體驗傳遞東方神話文化。





Case: Innovatively Creating "Flower Hairpin Festival" Activities, Inheriting Traditional Flower Hairpin Culture
案例：創新打造「簪花節」活動，傳承傳統簪花文化

In March 2025, MINISO launched a limited "Flower Hairpin Festival" activity in Fujian, deeply integrating traditional flower hairpin elements into store decoration and limited product designs, and meticulously preparing special cultural performances. Through the innovative form of "consumption scenarios + cultural experiences", customers could immersively experience the elegant charm of traditional flower hairpin culture while easily shopping for products.

2025年3月，名創優品在福建推出限定「簪花節」活動，不僅將傳統簪花元素深度融入門店氛圍佈置與限定商品設計，更精心籌備了特色文化演出，以「消費場景＋文化體驗」的創新形式，讓顧客在輕鬆選購商品的過程中，沉浸式感受傳統簪花文化的雅致魅力。



Collaborating with Partners

We have established deep cooperative relationships with well-known suppliers across multiple categories, leveraging their professional advantages to accurately grasp market trends, providing support for product innovation iteration and quality improvement. Furthermore, we continue to expand top-tier supply chain cooperation, reaching strategic cooperation with world-renowned century-old fiber chemical brands, jointly developing patented fabric clothing and accessories products, and carrying out industry-university-research cooperation with universities and other research institutions, adhering to quality and professionalism to provide consumers with excellent experiences.

攜手合作夥伴

我們與多品類知名供應商建立深度合作生態，藉助其專業優勢精準把握市場趨勢，為產品創新迭代與品質提升提供支撐。同時，我們持續拓展頂級供應鏈合作，與世界級百年纖維化工品牌達成戰略合作與世界級百年纖維化工品牌達成戰略合作，聯合開發專利面料服配產品，並與高校等科研機構開展產學研合作，堅持以品質與專業為消費者提供優質體驗。



Case: MINISO Carries out Industry-University-Research Cooperation with Jinan University Cosmetics and Medical Aesthetics Research Institute
案例：MINISO同暨南大學化妝品與醫美研究院開展產學研合作

During the Reporting Period, MINISO successfully held a signing cooperation ceremony with Jinan University Cosmetics and Medical Aesthetics Research Institute, marking the official implementation of industry-university-research collaborative innovation in the field of skincare R&D. On this basis, MINISO further collaborated with Jinan University Cosmetics and Medical Aesthetics Research Institute, User Say, and NBC to complete precise classification of sensitive skin groups and in-depth analysis of core pain points, systematically compiling the research results into the *Centella Asiatica Scientific Skincare White Paper*, injecting positive momentum into the scientific development of the beauty and skincare industry.

報告期內，名創優品與暨南大學化妝品與醫美研究院成功舉行簽約合作儀式，標誌著公司在護膚研發領域的產學研協同創新正式落地。在此基礎上，名創優品進一步聯合暨南大學化妝品與醫美研究院、用戶説及諾斯貝爾(NBC)，共同完成敏感肌人群的精準分型與核心痛點深度剖析，並將研究成果系統彙編為《積雪草科學護膚白皮書》，為美妝護膚行業的科學化發展注入正向動能。



MINISO × 暨南大学化妆品与医美研究院 × 诺斯贝尔
品质与专业并行

Signing cooperation ceremony site
簽約合作儀式現場



积雪草
科学护肤
白皮书

Cover of *Centella Asiatica Scientific Skincare White Paper*
《積雪草科學護膚白皮書》封面

Product Responsibility
產品責任

Indicators and Targets

指標與目標

Target 目標	Target Progress 目標進展
Zero major quality incidents 0重大質量事故	Achieved 已達成

Management Concept

"Appealing, Playful, and Useful" is our product development strategy, and "high appeal, high quality, and high affordability" as the core of every product in the assortments of products of MINISO. We are committed to providing consumers with reliable and high-quality products, and striving to make life more enjoyable through our quality products and services.

Management Policy

We are committed to providing high-quality products to consumers worldwide. We strictly abide by the *Product Quality Law of the People's Republic of China, Consumers Rights and Interests Protection Law of the People's Republic of China, GB 25038-2024 General Safety Requirements for Footwear, Implementation Rules for National Food Safety Supervision* and *Sampling Inspection (2024 Edition), GB 15979-2024 Hygienic Requirements for Disposable Sanitary Products, EU's General Product Safety Regulation (GPSR), EU Cosmetics Regulation (EC) 1223/2009 Annex III, U.S. Consumer Product Safety Improvement Act (CPSIA), EU Common Charger Directive (EU) 2022/2380,* and *GB 17762-2022-Safe Requirements of Thermotolerant Glassware, Spanish Royal Decree 1055/2022*, and other applicable laws and regulations in our operating locations. We promptly assess policy trends and respond quickly, ensuring products continuously meet regulatory standards in operating locations throughout their entire lifecycle. We have formulated and implemented internal systems, such as *New Product Development Quality Management Process, Product Compliance Test Report Review Process, General Standards for Product Inspection, Product Factory Test Process and Requirements*, *TOP TOY QC General Quality Inspection Standards, TOP TOY QC Quality Inspection Process, and TOP TOY Blind Box Product Packaging Requirements Specification*, etc. We incorporate strict quality assurance and control procedures into the quality management of the whole lifecycle of our products, and prudently manage every aspect of the products from the quality of raw materials to production, packaging, delivery, storage and distribution.

管理理念

「好看、好玩、好用」是我們的產品策略,「高顏值、高品質、高性價比」是我們廣汎的產品組合中每一款產品的核心。我們力爭為消費者提供值得信賴的高品質產品,通過優質的產品和服務讓更多人輕鬆地享受美好生活。

管理政策

我們致力於為全球消費者提供高質量產品,遵循包括《中華人民共和國產品質量法》《中華人民共和國消費者權益保護法》《GB 25038-2024鞋類通用安全要求》《全國食品安全監督抽檢實施細則(2024年版)》《GB 15979-2024一次性使用衛生用品衛生要求》《歐盟通用產品安全法規》(GPSR)、歐盟化妝品法規(EC)1223/2009附錄III、《美國消費品安全改進法案》(CPSIA)、歐盟通用充電器指令(EU)2022/2380、《GB 17762-2022耐熱玻璃器具的安全要求》《西班牙皇家法令1055/2022》等運營地法律法規,並通過法規動態監測系統,及時研判政策動向並做出快速響應,確保產品全生命週期持續符合運營地的監管標準。我們制定並落實《新品開發質量管理流程》《產品合規測試報告審查流程》《產品檢驗通用標準》《產品出廠測試流程及要求》《TOP TOY QC質檢通用標準》《TOP TOY QC質檢流程》《TOP TOY盲盒產品包裝要求說明書》等內部制度,將嚴格的質量保證與控制程序融入產品全生命週期質量管理,審慎管理產品從原材料質量到生產、包裝、交付、儲存及分銷的每個環節。

We actively participate in the formulation of various industry group standards, continuously enhancing the influence of the MINISO brand in the quality field. During the Reporting Period, we proactively disclosed 325 enterprise standards, participated in/led the compilation of 12 group standards, 7 industry standards, and 3 national standards.

Management Practice

Product Quality Management

We have built a closed-loop quality control system (the "**QC**") for the entire product lifecycle, covering the full process from market insights, supplier development, design and production to sampling, inspection and follow-up of market feedback. Meanwhile, we comprehensively ensure product quality and safety by strictly conducting supplier quality capability audits, design evaluations, factory quality management system audits, and compliance verification of raw materials and finished products, as well as fully incorporating consumer feedback and suggestions.

我們積極參與行業內各項團體標準的制定工作，不斷提升名創優品品牌在質量方面的影響力。報告期內，我們主動公開企業標準325項，參與／主導編製的團體標準12項、行業標準7項、國家標準3項。

管理實踐

產品質量管理

我們打造產品全生命週期質量管控（「**質控**」）閉環，覆蓋市場洞察、供應商開發、設計、生產、抽檢及驗貨、跟進市場反饋的全流程。同時，通過嚴格開展供應商質量能力審核、設計評估、工廠質量管理體系審核、原料及成品合規核驗，並充分吸納消費者反饋建議，全方位保障產品品質與安全。



Product Lifecycle Quality Management Process
產品全生命週期質量管理流程



Market Insights 　　　　　　　　　　　　　　市場洞察

- Identify potential product categories that align with consumer needs and market interests by analyzing market trends, industry insights and consumer preferences.

- 基於市場趨勢、行業洞察及消費者偏好，識別消費者所需要和感興趣的潛在產品類別。



Supplier Development 　　　　　　　　　　　供應商開發

- Prior to the admission of potential suppliers, the quality team conducts an initial assessment and invites third-party organizations to conduct independent development audits regarding to supplier quality control capabilities.

- 引入潛在供應商前，質量團隊會開展初始評估，並邀請第三方機構對供應商質量管控能力進行獨立審核。



Design 　　　　　　　　　　　　　　　　　　設計

- Incorporate risk criteria into product and service development, evaluate the initial design of products, provide feedback on potential risks to the R&D department based on compliance requirements and consumer experience, and initiate pre-design improvements.

- 在產品和服務開發中納入風險標準，對產品的初始設計進行評估，結合合規要求及消費者體驗，將潛在風險反饋至研發部門，並開展設計環節的前置改善。



Productions 　　　　　　　　　　　　　　　生產

- Before commencing mass production, pay close attention to pre-production samples and proceed with bulk production only after the pre-production samples have been reviewed and meet the required standards.
- Conduct onsite audits to factory quality control system to ensure stable operation of facilities, equipment and quality control system.

- 關注產前樣，產前樣審核符合標準後，方可開始批量生產。

- 現場審查工廠質量管理系統，確保設施、設備及質量管理系統的穩定運行。



Sampling and Inspection 　　　　　　　　抽檢及驗貨

- According to "1+1+1" Quality Control Mechanism, monthly random sampling of raw materials and finished products in stores, warehouses and factories was strictly conducted and sent to authoritative third-party labs for testing and verification.

- 根據「1+1+1」質量管控機制，嚴格執行每月在門店、倉庫及工廠現場對原料和成品進行隨機抽檢的程序，並送交權威第三方實驗室進行檢測驗證。



Follow up on market feedback 　　　　　跟進市場反饋

- Organize and analyze market feedback, carry out targeted improvement based on consumer feedback, and apply the experience to future product development.

- 整理及分析市場反饋，根據消費者意見開展針對性改善，並應用於未來的產品開發過程中。

The "1+1+1" quality control mechanism applies to all self-developed and sold sub-categories of MINISO products, providing three-tiered quality control. In addition, we require all other brand products sold in stores to provide qualification reports from authoritative third-party testing organizations to ensure that all sold products meet safety and quality standards.

「1+1+1」質量管控機制適用於所有名創優品自主研發、銷售的細類產品，對產品質量進行三重把關。同時，我們要求門店內銷售的所有其他品牌產品，均須提供第三方權威機構檢測的合格報告，以確保所銷售的產品均符合安全和質量標準。

"1+1+1" Quality Control Mechanism of MINISO
名創優品「1+1+1」質量管控機制

Internationally Authoritative Testing Institutions 國際權威檢測機構	Internal Quality Team 內部質量團隊	National Random Inspection Task Execution Agency 國家抽檢任務執行機構
Designate third-party testing organizations to conduct pre-market testing on products. 指定第三方檢測機構對商品進行上市前檢測。	Our quality team conducts random unannounced inspections on products after they are launched. 我們的質量團隊對上市後產品進行隨機飛行檢查。 For certain categories, we require suppliers to conduct regular sampling and testing of raw materials and components, and submit test reports for filing and record-keeping. 針對部份品類，要求供應商定期抽樣檢測原料及配件，並提交檢測報告存檔備案。	Invite third-party organizations responsible for national random inspection tasks to act as "mystery customers" to conduct sampling inspections on store merchandise. 邀請承擔國家抽檢任務的第三方機構作為「神秘顧客」，對門店貨品進行抽檢。

The TOP TOY brand continuously improves its quality management system and strengthens full-lifecycle quality control over products. During product development stage, quality engineers conduct upfront safety assessments and specialized tests in strict accordance with the *Daily Work Guidelines for Quality Engineering*; during the production stage, QC personnel are stationed at supplier facilities to carry out full-process inspections and sampling tests on all production procedures in accordance with *TOP TOY QC Inspection Process* and *TOP TOY General QC Standards*. Before shipment, all products undergo a second sampling inspection by QC staff and mandatory testing by authoritative third-party laboratories. Only products with 100% qualified test reports are approved for delivery.

TOP TOY品牌持續健全質量管理體系，強化產品全生命週期質量管控，在產品開發階段，要求質量工程師嚴格依據《質量工程日常工作指引》，開展先期安全性評估與專項測試；在生產環節，派駐質控人員入駐供應商廠區，依據《TOP TOY QC質檢流程》《TOP TOY QC質檢通用標準》，對生產各工序實施全程巡查與抽樣檢驗；每款產品出貨前，質控人員需再次通過抽檢核驗，且均需送至第三方權威實驗室檢測，確保100%取得合格檢測報告，合格後方可准予出貨。

We conduct annual quality system audits to identify improvement opportunities and propose enhancement suggestions, thereby continuously optimizing quality management. We require suppliers to maintain strong quality management capabilities and prioritize selecting suppliers and give priority to those certified with ISO 9001, ISO 45001, ISO 14001, BSCI, among others. We also fully support supplier capability development. For details, please refer to the "Supply Chain Management" subsection of the next chapter.

During the Reporting Period, the quality team conducted approximately 3,200 quality inspections (internal audits), with a total of over 15.07 million products undergoing external quality audits (third-party full inspections), conducted approximately 2,350 supplier unannounced inspections, and carried out external quality audits at approximately 482 supplier factories.

We integrate emerging technologies to enhance product quality by developing and implementing a Product Lifecycle Management (PLM) system, which standardizes and visualizes full-lifecycle quality inspections and enhances overall quality management. During the Reporting Period, we further embedded domestic and international product label lists and design workflow into the PLM system and established an intelligent template and standard value system to improve audit efficiency and accuracy. We also optimized label content via AI-assisted review to ensure product information is standardized and compliant.

Product Quality Improvement

We have attentively listened to consumer feedback and are committed to refining product quality and enhancing customer experience. During the Reporting Period, we have successfully implemented quality improvements across 4 strategic categories, covering over 271 SKUs, which effectively elevates both product standards and consumer satisfaction.

For our super categories and key product lines, we continuously improve product quality in collaboration with various partners. This includes requiring suppliers of disposable pants to obtain medical-grade/care-level certifications and implementing millimeter-level inspection processes for the facial features of IP plush products. Beyond elevating our own quality benchmarks, we have engaged Intertek Testing Services, an internationally recognized testing institution, to conduct the Intertek "Shamrock Shield" safety certification logo for select product categories sold in China. As of the end of the Reporting Period, 586 SKUs have been awarded the safety certification logo.

We are committed to providing customers with high-quality products and have established a complaint mechanism for external stakeholders to submit reports on defective products. For complaint channels and management mechanisms, please refer to the "Customer Complaint Handling" subsection of this Report.

我們每年度組織質量體系的審計工作，以發現提升空間並提出改善建議，不斷優化質量管理。我們要求供應商具備優秀的質量管理能力，優先選擇具備ISO 9001、ISO 45001、ISO 14001、BSCI等認證的供應商，並全力支持供應商的能力建設，具體內容詳見下一章節的「供應鏈管理」小節。

報告期內，質量團隊開展質量檢測（內部審查）約3,200次，接受外部質量稽核（第三方驗貨全檢）的產品共計超1,507萬個，開展供應商飛行檢查約2,350次，開展外部質量審核的供應商工廠共計約482家。

我們引入新興技術以持續提升產品品質，開發並落地產品生命週期管理系統（PLM），實現全生命週期質量檢查的標準化與可視化，提升產品質量管理水平。此外，我們於報告期內在PLM系統中嵌入國內外產品標籤清單及設計稿流程，搭建智能化範本與標準值體系，以提升審核效率與正確率，並通過AI輔助審核優化標籤文案，確保產品信息規範合規。

產品質量提升

我們悉心聽取消費者心聲，持續致力於優化產品品質，提升客戶使用體驗。報告期內，我們已完成4個戰略細類品質改善，覆蓋超過271個SKU，有效提升產品品質及消費者體驗。

對於超級品類及重點類目產品，我們攜手各合作方不斷提升產品品質，如要求日拋褲供應商須獲得醫療級別／醫護級別認證，對IP毛絨產品五官制定毫米級檢測流程等。除提升自身質量標準外，我們邀請國際權威檢測機構Intertek天祥集團對公司在中國市場銷售的部份產品品類開展Intertek「盾形三葉草」安心標識檢測認證。截至報告期末，我們已有586個SKU獲得安心標識。

我們致力為客戶提供高品質產品，並為外部利益相關者建立提交有關缺陷產品的投訴機制，投訴渠道及管理機制詳見本報告「客戶投訴處理」小節。

Product Recall

We have established a strict full-lifecycle quality management process for products, to prevent or address non-conforming products before delivering them to customers , so as to avoid product recalls. We continuously monitor and manage the quality of sold products while improving our recall mechanism. Upon identifying any quality issues or safety and health hazards in products, we will initiate a recall within 48 hours in accordance with the *MINISO Product Recall Management Procedure*. The Product Quality Control Team organizes cross-departmental assessments to determine the recall level, with the customer service, operations and logistics teams collaborating to promptly communicate with consumers, coordinate in-store handling and inventory the recalled products. Afterward, the quality team leads investigations and reviews to continuously improve product quality.

Product Quality Training

Quality culture promotion is an important part of product quality assurance. We conduct product quality-themed training for company employees and suppliers, including quality awareness promotion, explanation of product quality-related laws and regulations, aiming to enhance employees' and suppliers' understanding of product quality issues and management capabilities. During the reporting period, our MINISO brand carried out a total of 123 regular quality training sessions for buyers, covering more than 7,200 person-times; our TOP TOY brand held 44 quality training sessions for suppliers, covering more than 100 person-times. Meanwhile, we normalized monthly comprehensive training for all suppliers totaled 8 sessions throughout the year, covering 1,010 suppliers, with a training satisfaction rate of 96.4%.

產品召回

我們建立嚴格的產品全生命週期質量管理流程，在售出前預防或處理缺陷產品，避免召回。我們持續跟蹤管理售出產品質量，並不斷完善召回機制。一旦發現產品存在質量問題或安全健康隱患，即依據《名創優品商品召回管理程序》，在48小時內啟動召回。商品質量控制團隊組織跨部門評估並確定召回等級，客服、運營、物流團隊協同配合，及時與消費者溝通、對接門店處理並盤點召回產品。事後由質量團隊主導調查覆盤，持續改進產品質量。

產品質量培訓

質量文化宣貫是產品質量保障的重要環節。我們面向公司僱員、供應商開展產品質量主題培訓，包括品質意識宣貫、產品質量相關法律法規講解等，旨在提升僱員及供應商對產品質量問題的認識及管理能力。報告期內，我們的名創優品品牌面向買手開展常規的質量培訓共計123場，覆蓋逾7,200人次，TOP TOY品牌面向供應商開展質量培訓共計44場，覆蓋逾100人次。同時，我們全年常態化開展面向全體供應商的月度綜合培訓共計8場，覆蓋1,010家次，培訓滿意度達96.4%。





Case: Holding the 8th Supplier Quality Conference
案例：舉辦第八屆供應商質量大會

During the Reporting Period, we successfully held the 8th Supplier Quality Conference. With the theme "Focus on Quality, Mitigate Risks", the conference included seven category-specific sessions and attracted over 1,300 representatives from supplier enterprises and quality managers to participate via online platforms. We systematically reviewed the quality performance of each category in the previous year, released specific 2025 implementation plans focusing on two core dimensions – risk prevention and quality improvement – and clearly required suppliers to establish a full-link quality control system to effectively meet consumers' diverse demands for product quality.



Superior Quality Risk Prevention
卷品质 防风险
2024年供应商质量大会
MINISO Quality Conference with Suppliers in 2024

報告期內，我們成功舉辦第八屆供應商質量大會。本次會議以「卷品質，防風險」為主題，分設七個類目專場，吸引1,300餘位供應商企業及質量負責人通過線上平台參會。我們統一梳理上年度各品類質量表現，圍繞風險預防、品質升級兩大維度，發佈2025年具體實施方案，明確要求供應商建立全鏈路質量管控體系，切實滿足消費者對產品品質的多元化需求。





Case: Conducting Special Quality Training for Core Food Suppliers
案例：面向核心食品供應商開展質量專項培訓

During the Reporting Period, to respond to updates in food labeling regulations and build a solid supply chain compliance defense line, MINISO conducted a series of "Deep Compliance with New Food Labeling Regulations" trainings for all core food suppliers and key internal departments such as quality, R&D, and procurement in the fourth quarter of 2025. The training covered over 200 participants, totaling 3 hours. This training achieved significant results, ensuring a smooth transition of the supply chain during the new regulation transition period, reducing various risks caused by labeling errors, and enhancing supply chain compliance resilience and brand credibility.

報告期內，我們面向所有核心食品供應商及內部質量、研發、採購等關鍵部門，開展「食品標籤新規深度合規」系列培訓，培訓覆蓋超200人次，總時長為3小時。此次培訓成效顯著，保障了新規切換期供應鏈平穩過渡，降低標籤錯誤引發的各類風險，增強供應鏈合規韌性與品牌公信力。

Chemical Management
化學品管理

Indicators and Targets　　指標與目標



Key Performance During the Reporting Period
報告期內關鍵績效

Fully implemented the requirement for **100%** full ingredient identification in cosmetics

全面落實化妝品**100%**全成份識別的要求

Management Concept

MINISO fully recognizes the importance of chemical safety management and takes effective control measures throughout the product design, development, and manufacturing processes to exercise stringent management over the use of chemicals. Meanwhile, we prohibit suppliers from using any hazardous chemicals in production and actively promote the use of environmentally friendly materials, in collaboration with our production partners, to reduce health, safety, and environmental risks associated with chemicals, fulfilling our commitment to quality and sustainable development.

管理理念

名創優品深知化學品安全管理的重要性，在產品的設計開發以及製造過程中採取有效的管控措施，對化學品的使用進行嚴格管理。同時，我們禁止供應商在生產過程中使用有害化學品，並希望與我們的生產合作夥伴一同積極推動環境友好型材料的使用，以降低化學品相關的健康、安全和環境風險，實現我們對品質和可持續發展的承諾。

Management Policy

We strictly comply with applicable laws and regulations related to chemical product safety in our operating locations, including the *EU Regulation (EC) No 1907/2006 concerning the Registration, Evaluation, Authorization and Restriction of Chemicals* ("REACH") and the *Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment* ("RoHS"). We have formulated and implemented the *MINISO Global Restricted Substances List (RSL) Manual*, and completed iterative updates to this system in 2025, providing a clear institutional basis for compliance control of over 40 categories, totalling thousands of globally restricted substances in the supply chain.

管理政策

我們嚴格遵守運營地適用的化學產品安全相關的法律法規，如歐盟EC/1907/2006《關於化學品註冊、評估、授權和限制的法規》(「REACH」)、《關於限制在電子電氣設備中使用某些有害成分的指令》(「RoHS」)等，制定並落實《名創優品全球限用物質清單(RSL)手冊》，並於2025年完成該制度的迭代更新，為供應鏈中多達40餘類、合計上千項全球限用物質的合規管控，提供了明確的制度依據。

We have compiled and updated policies such as the MINISO *Testing Manual* and the *MINISO International Product Quality Standards – Risk Substance Control Manual* based on the highest requirements in relevant regulations and standards of different countries and regions, thereby promoting standardized management of MINISO chemicals and ensuring products meet compliance requirements in operating locations. Taking cosmetics as an example, based on EU, US, and Canadian cosmetics regulatory requirements, and taking into account evaluation opinions of authoritative institutions (such as the US CIR and EU SCCS), we formulated/updated chemical compliance control systems ahead of current industry regulatory requirements in 2025, such as the *MINISO Testing Manual – Cosmetics, Oral Care Products, Disinfection Products V6.2, the MINISO Substances of Very High Concern List V4, the Risk Substance Testing Reference Master Table-V3, the Export Formula Review Template V4.3*, the *Risk Substance Sampling Plan Confirmation Form*, and the *Safety Assessment Risk Substance Identification Master Table*, as well as a series of internal management documents to ensure product ingredient compliance throughout the entire lifecycle from formula design, process investigation and review to sampling control and supervision.

During the Reporting Period, the TOP TOY brand updated its enterprise standard Q/TOP TOY 003-2025 for blind box-style trendy toys and figurines, achieving comprehensive alignment of product standards with national standards by upgrading safety and environmental performance indicators.

Management Practice

Chemical Identification

MINISO is committed to the comprehensive identification and management of regulated and potentially regulated chemical substances in our products. We strictly comply with chemical management regulations in all operating and sales regions globally, scientifically identify all chemicals based on industry standards, and exercise stringent control over high-risk chemical substances.

我們參照不同國家和地區相關法規及標準中的最高要求編製並更新名創優品《檢測手冊》《MINISO國際化產品質量標準－風險物質管控手冊》等制度，推進名創優品化學品規範化管理，確保產品符合運營地的合規要求。以化妝品為例，我們依據歐盟、美國、加拿大化妝品法規要求，結合權威機構（如美國CIR、歐盟SCCS等）的評估意見，於2025年制定／更新了領先於行業現行法規要求的化學品合規管控制度，如《MINISO檢測手冊－化妝品、口腔護理產品、消毒產品V6.2》《MINISO高關注物質清單V4》《風險物質檢測參考總表-V3》《出口配方審核範本V4.3》《風險物質抽檢計劃確認單》《安評風險物質識別總表》等一系列內部管理文件，從配方設計、製程排查、抽檢管控等全生命週期，保障產品成分合規。

報告期內，TOP TOY品牌針對盲盒類潮玩及擺件類產品，更新企業標準Q/TOP TOY 003-2025，通過升級安全與環保性能指標，實現產品標準與國家標準的全面對標。

管理實踐

化學品識別

名創優品致力於開展全面識別並管理產品中受監管及潛在受監管的化學物質，嚴格遵守全球各運營與銷售區域的化學品管理法規，基於行業標準對所有化學品進行科學識別，對高風險化學品進行嚴格管控。



We have comprehensively identified relevant chemical regulations in China and overseas, regulatory requirements of export destinations, as well as international industry standards, establishing and dynamically updating the list of high-concern substances, which covers prohibited, restricted, and potentially high-risk substances to ensure product safety and compliance, thereby providing consumers with healthy and safe products. As of the end of the Reporting Period, the chemical list has incorporated 5,470 prohibited substances, 649 restricted substances, and 653 potentially high-concern substances. Meanwhile, relying on internal specifications such as the *Testing Manual*, the *MINISO Cosmetics Prohibited and Restricted Substances List*, and the *MINISO International Product Quality Standards – Risk Substance Control Manual*, we implement a systematic and stringent control over all chemical substances.

Taking the cosmetics category, which has stringent chemical control requirements, as an example, we implement stringent control over all MINISO cosmetics ingredients, and have fully fulfilled the requirement of 100% ingredients identification by means of self-inspection submitted by suppliers, third-party testing and verification commissioned by the Group, as well as on-site compliance audits. Specific measures are as follows:

我們全面識別國內外化學品相關法規、出口國要求及國際行業標準,建立並動態更新高關注化學品清單,覆蓋禁用、限用及潛在高風險物質,保障產品安全合規,為消費者提供健康、安全的產品。截至報告期末,化學品清單已納入5,470種禁用物質,649種限用物質,以及653種潛在高關注物質。同時,我們依託《檢測手冊》《MINISO化妝品禁限用物質清單》及《MINISO國際化產品質量標準-風險物質管控手冊》等內部規範,對化學物質實行系統化嚴格管控。

以化學品管控要求嚴格的化妝品品類為例,我們對名創優品化妝品成份實施嚴格管控,通過供應商自主送檢、公司委託第三方機構檢測驗證、現場審查的方式,全面落實100%全成份識別的要求,具體措施如下:

Supplier-initiated inspection / 供應商自主送檢

During the product formulation design stage, our suppliers commission a full ingredient comprehensive safety assessment/cosmetic formula review from authoritative third-party organizations, which includes the 100% decomposition and identification of blended ingredients and fragrance allergens, thereby ensuring no blind spots or omissions in the identification of all ingredients. Before product delivery, suppliers must upload the third-party organization's component assessment PASS result through the MINISO Supplier Chain Management (SCM) system to be eligible for delivery. During the reporting period, over 2,000 reports were approved through the SCM system.

產品配方設計階段,供應商向權威第三方機構進行全成份完整版安全評估/化妝品配方審核,進行全成份識別及評估,包括複配成份、香精緻敏原的100%拆解識別,確保全成份識別無盲區、無死角;在產品回貨前,供應商通過名創優品供應商管理系統(SCM)上傳第三方機構的成份評估PASS結果,方可回貨。報告期內,SCM系統審批成份識別報告達2,000餘份。

Testing and Verification by third-party organizations / 第三方機構測試驗證

MINISO's Quality Department conducts third-party organization testing and verification of high-risk prohibited and restricted substances in cosmetics at multiple stages, including initial product testing, in-process testing, annual testing, and market sampling testing. This is carried out through methods such as supplier-initiated inspections and MINISO-conducted random inspections. During the Reporting Period, a total of over 10,000 tests of tests for high-risk prohibited and restricted substances in cosmetics were conducted.

名創優品質量部在產品首批檢測、過程檢測、年度檢測、市售抽樣檢測等多個階段,採取供應商送檢、名創抽檢等方式,對化妝品高風險禁限用物質進行第三方機構測試驗證。報告期內,化妝品高風險禁限用物質測試共計達10,000餘次。

On-site Audit / 現場審查

Through means such as unannounced inspections and supplier audits, on-site audits were conducted on suppliers' raw material compliance control. During the Reporting Period, a total of 121 on-site audits were conducted.

通過對供應商飛行檢查、稽核等手段,對供應商原料合規管控進行現場審查,報告期內,現場審查共計開展121次。

Hazardous Chemical Assessment

We have explicitly prohibited the use of hazardous chemicals. Following the list of high-concern substances and product chemical identification requirements, we have incorporated the safety risks of chemicals to consumers into the core assessment scope of all aspects including product development and design, raw material testing, and high-risk product control, and has established a strict assessment mechanism to ensure product ingredient safety and environmental friendliness.

有害化學品評估

我們已明令禁止使用有害化學品,並在遵循高關注化學品清單及產品化學品識別要求的基礎上,將化學品對消費者的安全風險納入產品開發設計、原料檢測、高風險產品管控等各環節的核心評估範疇,並建立了一套嚴格的評估機制,以確保產品成份安全與環保。

Early warning mechanism during the product development and design stage

產品開發階段預警機制

During the product development and design stage, suppliers are required to report the list of chemical materials through the digital system. The system automatically triggers an early warning for prohibited substances, ensuring any high-risk chemical ingredients are eliminated before mass production, thereby removing hazards at the source.

產品開發階段,要求供應商通過數字化系統上報化學材料清單,系統對禁用物質自動預警,確保量產前剔除高風險成份,從源頭消除危害。

High-risk product control

高風險產品管控

For high-risk products, suppliers are required to provide Material Safety Data Sheets (MSDS), Certificates of Analysis (COA), as well as IFRA certificates and allergen certificates for fragrances and flavors (if applicable), to ensure the compliance and safety of product ingredients.

對於高風險產品,要求供應商提供化學品安全說明書(MSDS)、成份分析證書(COA)以及香精香料IFRA證書和過敏原證書(如適用),以確保產品成份的合規性與安全性。

Raw material management

原材料管理

We require suppliers to provide stability and compatibility test reports in respect of raw materials, and strictly comply with applicable lists of prohibited and restricted substances to eliminate the use of any prohibited chemicals substances in production.

要求供應商提供原材料的穩定性和兼容性測試報告,並嚴格遵守適用的禁用物質清單及限用物質清單要求,杜絕任何違禁化學物質的使用。

During the Reporting Period, the TOP TOY brand strengthened the control of chemicals across its supply chain, and clearly stipulated that all materials used in its products must comply with authoritative standards in China and overseas such as EN71, ASTM F963, CPSIA, Canada SOR, and GB, strictly prohibiting the 19 types of heavy metals and 10 categories of phthalates specified in the standards, and ensuring all materials comply with the regulatory requirements through chemical testing conducted by third-party organizations, so as to safeguard the safety of consumers.

報告期內,TOP TOY品牌強化供應鏈化學品管控,明確規定產品所用全部物料,均需符合EN71、ASTM F963、CPSIA、Canada SOR、GB等國內外權威標準,嚴禁含有標準限定的19種重金屬及10類鄰苯二甲酸鹽,並通過第三方機構化學檢測確保所有物料符合規定,保障消費者安全。

Chemical Disclosure and Phase-out

We are committed to conducting a comprehensive public disclosure of the main materials, complete formulations, and ingredients of all products, and has formulated a list of categories of high-risk chemical substances that shall be reduced or prohibited in compliance with the applicable laws, regulations and industry standards, such as lead, cadmium, formaldehyde, flame retardants, and allergenic disperse dyes. Meanwhile, we commit to not developing any products and accessories made of melamine materials (e.g., melamine, melamine ware), and to refraining from the use of PC plastics in children's food-contact products and accessories; we also require our suppliers to sign corresponding commitment letters to this effect.

化學品披露與淘汰

我們致力於對所有產品的主要材質、完整配方與成份進行完整的公開披露,並按照適用的相關法規及行業標準,列舉出須減少或禁用的高風險化學品類目清單,包括鉛、鎘、甲醛、阻燃劑及致敏分散染料等。同時,我們承諾不開發密胺材料(如三聚氰胺、美耐皿)的產品及配件,在兒童食品接觸類產品及配件中不使用PC塑膠,並要求供應商簽署相應承諾。





Disclosure of main materials and formulas
主要材質與配方披露

We disclose the main materials and complete formulations for most of our products, and clearly label high-concern substances that may be present, to enhance product transparency. Furthermore, the TOP TOY brand products have been set a 10-year environmental usage life, and a detailed list of hazardous substance components is marked on their electronic product labels, so as to ensure consumers clearly understand the products' environmental characteristics.

我們對大多數產品的主要材質及完整配方進行披露,並明確標識產品中可能存在的高關注物質,以提升產品透明度。此外,TOP TOY品牌產品已設置10年的環保使用期限,並在其電子產品的標識上詳細標注有害物質成份表,確保消費者清晰了解產品的環保特性。

Full Ingredient Disclosure for Cosmetics
化妝品的完整成份披露

We strictly comply with the registration and certification requirements for cosmetic products in all jurisdictions where we operate. Take the EU market as an example, all our cosmetics are certified through the Cosmetic Products Notification Portal (CPNP), and we disclose complete ingredient information labeled according to the International Nomenclature of Cosmetic Ingredients (INCI), ensuring professional and clear disclosures.

我們嚴格遵守各運營地的化妝品註冊和認證要求。如在歐盟市場,我們的所有化妝品均通過化妝品產品通知門戶(CPNP)認證,並按照國際通用名稱(INCI)標示披露完整成分信息,確保披露內容專業、清晰。

We have formulated a chemical substitution or phase-out plans, committed to gradually reducing and stopping the use of any harmful and restricted chemical substances. For instance, we plan to gradually phase out PC plastic and per – and polyfluoroalkyl substances (PFAS) in cosmetic formulations, and introduce safer and more environmentally friendly materials through R&D and innovation to continuously reduce chemical safety risks.

我們制定化學品替代或淘汰計劃,致力於逐步減少直至停止使用有害及受限化學品,例如計劃逐步淘汰PC塑膠、化妝品配方中的全氟和多氟烷基物質(PFAS),並通過研發與創新引入更安全環保的材料,以持續降低化學品的安全風險。

As of the end of the Reporting Period, the Company has gradually phased out all chemicals containing the high-concern substances. We will continue to maintain active communication with suppliers, business partners, and other stakeholders, to ensure that the above control measures are implemented throughout the company's product R&D, supplier management, raw material testing, quality management and other processes. For the specific list of chemicals we have phased out, please refer to the *Chemical Phase-Out List* in the Social Responsibility section of the Company's official website.

截至報告期末，公司已逐步淘汰所有含有高關注度物質的化學品。我們將持續與供應商、合作夥伴等利益相關方保持積極溝通，以確保上述管控措施貫穿於公司產品研發、供應商管理、原料檢測、品質管理等流程中。我們淘汰的具體化學物質清單請參見公司官方網站社會責任專欄之《化學品淘汰清單》。



Case: TOP TOY Brand Implements Organotin Control for Key Materials
案例：TOP TOY品牌實施關鍵物料有機錫管控

During the Reporting Period, the TOP TOY brand implemented control measures for the prohibition of organotin for two categories of key materials: high-transparency PVC raw materials and special paint for soft plastic materials and explicitly prohibits the presence of organotin compounds specified under the EN71 standard in such materials. The Brand has appropriately reduced the transparency of PVC materials to avoid the exceedance of the limit for organotin compounds arising from the use of such high-transparency stabilizers. Furthermore, the TOP TOY brand has investigated the causes of organotin generation by visiting several well-known paint manufacturers, proposing targeted control requirements to suppliers to ensure relevant materials are compliant and controllable.

報告期內，TOP TOY品牌針對高透明PVC原料、軟膠專用漆兩類關鍵物料實施有機錫禁用管控，嚴禁物料含有EN71標準規定的有機錫成份，並適當降低PVC材料透明度以避免因使用高透明度穩定劑導致有機錫超標。同時，TOP TOY品牌通過走訪多家知名油漆廠商排查有機錫產生原因，針對性向供應商提出管控要求，確保相關物料合規可控。



Case: Using Tritan Plastic to Replace PC
案例：使用Tritan塑膠替代PC

We plan to gradually phase out the use of PC plastics and replace them with Tritan plastic, a safer alternative material that is free of bisphenol A, to promote green ecological development and the health of consumers. As of the end of the Reporting Period, we have developed 71 SKUs of Tritan plastic cups. At the development stage of plastic cups, the proportion of Tritan-based products has exceeded that of PC-based products.

我們計劃逐步淘汰PC塑膠，並更換為成份更安全、不含雙酚A的Tritan塑膠，以促進環境生態的綠色發展及消費者健康。截至報告期末，我們已開發71款SKU的Tritan塑膠杯，在塑膠杯開發階段，Tritan產品佔比已超過了PC產品。

Chemical Knowledge Popularization

We are committed to continuously improving consumers' understanding of product chemical ingredients and chemical safety awareness. We introduce chemical knowledge to consumers through channels including product packaging, e-commerce webpages, in-store POP displays, and customer service. We actively expand chemical knowledge popularization channels, publishing chemical science articles and information related to chemical phase-out plans through official WeChat public accounts and other channels, providing extensive information explaining chemical content to consumers.

化學品知識普及

我們致力於不斷提高消費者對產品化學品成份的了解程度以及化學品安全意識。我們通過在產品包裝上以及電商網頁、門店POP展示、客服等渠道，向消費者介紹化學品知識。我們積極擴展化學品知識普及管道，通過微信公眾號等途徑發佈化學品科普文章、介紹化學品淘汰計劃相關資訊，為消費者提供更全面的化學品資訊。



向「环境激素」说不：
壬基酚与壬基酚聚氧乙烯醚
你听说过“环境激素”吗？
壬基酚（NP）和壬基酚聚氧乙烯醚（NPEO）曾广泛用于清洁剂中，但它们因具有持久性、生物累积性和毒性，对水生生物和内分泌系统存在干扰风险，被称为“环境激素”。
因此，它们已被列入我国《重点管控新污染物清单（2023年版）》，禁止生产、加工使用和进出口。但在MINISO，我们做的更早、更果断。早于国家要求，我们就已将此类物质纳入禁用范畴。通过对供应商的严格宣导、配方审核及第三方检测等手段，从源头掐断风险，确保这些“隐形杀手”不会出现在我们的产品中。同时，我们也建议消费者们避免使用来源不明、成分标识不清的工业清洁剂、洗涤剂或个人护理产品。



向「微塑料」说不：
塑料微珠的禁用
什么是塑料微珠？
塑料微珠，这类物质是直径小于5毫米的微小颗粒，主要由聚乙烯（PE）等石油衍生聚合物制成。
其危害链可以简单理解为：
塑料微珠
对水生生物造成物理伤害（堵塞、损伤）
对水生生物造成化学伤害（因塑料微珠巨大的比表面积使其能吸附环境中的其他污染物，容易吸附毒素、并在水生生物体内释放）
在食物链中传递与富集
最终威胁生态健康和人类安全

Screenshots of chemical knowledge popularization on WeChat public account
微信公眾號化學品知識科普截圖

Marketing and Services
營銷與服務

Indicators and Targets

指標與目標

 Key Performance During the Reporting Period
報告期內關鍵績效

Held **25** themed training sessions on responsible marketing

舉辦**25**場負責任營銷專題培訓

Held **25** themed training sessions on customer service reception procedures and after-sales standards, and over **20** enablement training sessions on new store service standards

舉辦**25**場客服接待流程及售後標準專項培訓、**20**餘場新店服務標準賦能培訓

Online e-commerce platform satisfaction rate was **94.0%**, offline store satisfaction rate was **98.6%**

線上電商平台滿意度**94.0%**，線下門店滿意度**98.6%**

Management Concept

MINISO prioritizes customer experience, continuously improving the customer service system, sincerely listening to customer feedback on the Company's products and services through multiple channels, and adhering to responsible marketing, committed to building a brand image of integrity, and providing high-quality products and services to global customers.

Management Policy

We strictly comply with applicable laws and regulations in our operating locations, such as the *Consumer Rights Protection Law,* the *Advertising Law of the People's Republic of China*, and the *Guidelines for Regulating Blind Box Business Operations (Trial Implementation)*. We formulate and implement internal management systems such as the *Compliance Guidelines for Advertising and Promotional Activities* and the *TOP TOY Blind Box Sales Policy*, clarifying operational specifications for all aspects of marketing activities, and achieving compliant and standardized control of marketing behaviors. In addition, we formulate the *MINISO Customer Service Standards and Scripts* and the *Customer Complaint Management Policy*, clarifying the workflow and requirements for response timeliness requirements to handle customer demands, achieving standardized control of customer service processes.

管理理念

名創優品將客戶感受放在首位，持續完善客戶服務體系，多渠道誠心傾聽客戶對公司產品及服務的反饋，並堅持負責任營銷，致力打造誠信經營的品牌形象，為全球客戶提供高質量的產品及服務。

管理政策

我們嚴格遵守《消費者權益保護法》《中國人民共和國廣告法》及《盲盒經營行為規範指引（試行）》等運營地法律法規，制定並落實《廣告宣傳及促銷活動合規指引》及《TOP TOY盲盒銷售政策》等內部制度，明確營銷各環節操作規範，實現營銷行為的合規化、標準化管控。此外，我們制定《MINISO客服服務標準及話術》及《客戶投訴管理制度》，明確各部門處理客戶訴求的工作流程與回應時效要求，實現客戶服務流程標準化管控。

Management Practice

Responsible Marketing

We proactively identify potential marketing risks in business processes and incorporate advertising review into the internal risk management system, while IP-themed products are reviewed jointly by marketing, merchandising, public relations, and copyright parties. We implement internal cross-review mechanisms, prohibit false advertising. During the Reporting Period, we have conducted a cumulative total of over 443 reviews on advertising and promotional materials used. Meanwhile, we fully communicate with IP licensors prior to the official launch of any IP co-branding projects, and establish unified marketing processes to mitigate errors caused by cultural differences. Through regular inspection, we have also promptly removed and rectified any non-compliant advertisements.

We attach importance to safeguarding the rights and interests of the child consumer groups, implementing strict age-based sales restrictions on blind box and card products, explicitly stipulating that such products shall not be sold to minors under the age of 8. We uniformly add prominent warning labels in offline scenarios such as store sales areas and checkout counters, as well as online channels, including Tmall flagship stores and the TOP TOY Brand Mall Mini Program.

In pop-up store marketing activities, we promptly and accurately disclose information, including product reservation rules, activity details, available quantities, and real-time inventory progress information through on-site signs and online announcements to avoid misunderstandings and disputes caused by information asymmetry. We hold a total of 25 special training sessions during the Reporting Period, which focus on advertising, promotion, and marketing compliance essentials, so as to enhance the whole staff's awareness of responsible marketing.

Customer Complaint Channels and Handling

We continuously promote the development of a standardized service system, establish a mechanisms in place for external stakeholders to submit complaints about non-conforming products, and build an omni-channel consulting service matrix covering online e-commerce platform customer service, mini-program online customer service, 400 customer service hotline, and in-store terminals. During the Reporting Period, we have established a new direct messaging channel on Xiaohongshu and upgraded the customer service system, enriching customer communication touchpoints.

管理實踐

負責任營銷

我們主動識別業務流程中可能存在的營銷風險，將廣告宣傳審核納入內部風險管理體系，IP類產品需另由營銷、商品、公關及版權方共同把關，實行內部交叉審核，杜絕虛假宣傳。報告期內，我們對使用的廣告、促銷活動宣傳等物料的審核次數累計超過443次。同時，IP聯名項目啟動前，我們會與版權方充分溝通，建立統一營銷流程，防範文化差異引發的失誤，並透過定期檢查對違規廣告及時下架整改。

我們重視兒童消費群體權益的保護，對盲盒、卡牌類商品實施嚴格的年齡銷售限制，明確規定不得向未滿8週歲的未成年人售賣，並在門店賣場、收銀台等線下場景及天貓旗艦店、TOP TOY品牌商城小程序等線上渠道，統一增設醒目的提醒標識。

在快閃店營銷活動中，我們通過現場指示牌和線上發佈的形式，及時、準確地公示產品預約規則、活動詳情、數量和庫存進度等信息，避免信息不對稱帶來的誤解和糾紛。報告期內，我們共舉辦25場專題培訓，聚焦廣告、宣傳及營銷合規要點，強化全員負責任營銷意識。

客訴渠道及處理

我們持續推進服務標準化，建立外部利益相關方就缺陷產品提交投訴的機制，搭建覆蓋電商平台在線客服、小程序在線客服、400客服熱線及門店端的全渠道諮詢服務矩陣。報告期內，我們新增小紅書私信渠道並升級客服系統，豐富客戶溝通觸點。

We have established a sound customer complaint feedback mechanism. Our in-store service message window adopts a closed-loop processing mode of "robot transfer to manual", while third-party social media and brand official email channels are proactively followed up by customer service. In overseas markets, we proactively collect suggestions through store feedback and platforms such as Instagram and Google Reviews. We daily summarize in-store opinions and synchronize with regional personnel, monthly report service data, and immediately transfer product complaints to the quality department for analysis, holding quality review meetings to address common problems. Meanwhile, we conduct customer complaint handling training via both offline teaching and online live streaming, comprehensively improving store personnel service capabilities. During the Reporting Period, the complaint handling rate reached 100%.

我們建立健全投訴反饋機制，店舖服務留窗口採用「機器人轉人工」閉環處理，第三方社媒及品牌官方郵件渠道由客服主動跟進。海外市場則通過門店反饋及Instagram、谷歌評論等平台主動收集建議。我們每日匯總門店意見並同步區域人員，每月上報服務數據，並將產品投訴立即轉交質量部門分析，召開質量審查會議解決共性問題。同時，我們通過線下授課與線上直播相結合的方式開展客訴處理培訓，全面提升門店人員服務能力。報告期內，投訴處理率達100%。

Customer Service Improvement and Optimization

客戶服務提升與優化

Closed-loop issue management mechanism: Summarize product issues from after-sales services and customer reviews on a weekly basis, and provide feedback to the procurement and quality departments to drive improvements.

問題閉環機制：按周彙總售後及評價中的商品問題，反饋至採購與質量部，推動改善。

Rapid response mechanism: Respond to complaints within 24 hours, actively monitor negative information on social media and platforms, and intervene in a timely manner.

快速響應機制：投訴24小時內響應，並主動監測社媒及平台負面信息，及時介入。

Dedicated follow-up for escalated complaints: Assign dedicated personnel to follow up on complaints from third-party platforms on a daily basis until customers are satisfied and withdraw their complaints, achieving closed-loop management.

升級投訴專項跟進：專人每日跟進第三方平台投訴，直至客戶滿意撤訴，實現閉環管理。

Integrating customer needs into products: Regularly survey customer suggestions and promote the incorporation of representative needs into product improvement and development.

客戶需求反哺產品：定期調研客戶建議，推動代表性需求納入產品改進與開發。

Proactive customer relationship maintenance: Focus on emotional experiences, proactively respond to customers' emotional needs (such as replacing a beloved lost plush toy), and convey brand warmth.

主動客情維護：關注情感體驗，主動回應客戶情緒需求（如補發遺失的心愛公仔），傳遞品牌溫度。

To ensure a positive after-sales experience for customers, we have provided warranty services for specific product categories of products and introduced a one-year free replacement benefit for specific digital and electrical products. Meanwhile, we have implemented a cross-store return and exchange policy in stores nationwide, safeguarding consumers' vital interests with more convenient after-sales protection measures.

為保障客戶的售後體驗，我們為特定類別的產品提供保修服務，並新增特定數碼電器產品一年免修換新權益。同時，我們在全國門店實行跨店退換貨政策，以更便捷的售後保障舉措，維護消費者切身利益。

During the Reporting Period, we have conducted a cumulative total of over 20 comprehensive training sessions, covering more than 100 new stores, with training content focusing on five core modules: platform rules, service processes, after-sales handling standards, brand service red lines, and reception precautions, comprehensively empowering new stores to achieve standardized operation services. The overall survey satisfaction rates for the online and offline platforms were 94.0% and 98.6%, respectively.

報告期內，我們累計開展綜合培訓20餘場，覆蓋新店超100家，培訓內容聚焦平台規則、服務流程、售後處理標準、品牌服務紅線及接待注意事項五大核心模塊，全方位賦能新店實現標準化運營服務。線上及線下平台調研整體滿意度分別為94.0%和98.6%。

Our TOP TOY brand organizes building block workshops and competitions to create a warm interactive space and enrich the customer experience.

我們的TOP TOY品牌開設積木小課堂和比賽，打造溫度互動空間，豐富客戶體驗。

 Case: TOP TOY Building Block Mecha Assembly Competition Site
案例：TOP TOY中國積木機甲拼裝賽

To create warmer interactive spaces for customers, the TOP TOY brand has fully opened brick building mini-courses in domestic and international stores. It updates its brick building product range on a quarterly basis and offers free access to the courses for families with children visiting the stores. In August 2025, the TOP TOY brand hosted the "Chinese Trendy Mecha, Building the Future" TOP TOY Building Block Mecha Assembly Competition. Children can exercise their hands-on skills through the brick building and assembling experience, and by using rich and diverse brick building pieces, they can fully unleash their imagination and creativity, creating various creative works.

為給客戶打造更具溫度的互動空間，TOP TOY品牌於海內外門店全面開設積木小課堂，每季度更新積木產品並免費向到店親子家庭開放。2025年8月，TOP TOY品牌開設「國潮機甲拼創未來」TOP TOY中國積木機甲拼裝賽，孩子們可在拼搭體驗中鍛煉動手能力，同時借助豐富多樣的積木顆粒，盡情發揮想像力與創造力，拼搭出各式創意作品。







Intellectual Property Protection
知識產權保護



Key Performance During the Reporting Period
報告期內關鍵績效

Cumulatively hold **2,874** domestic and international trademarks, **385** patents, and **1,138** copyrights

累計持有**2,874**項國內外商標、**385**項專利、**1,138**項著作權

We integrate intellectual property protection into our daily operations, protecting corporate innovation achievements and maintaining brand reputation. We strictly comply with the laws and regulations related to trademarks, patents, copyrights, etc., in China and the jurisdictions where we operate. We have formulated and implemented internal policies such as the *Comprehensive Intellectual Property Management Measures* to continuously improve full-process management. Aligned with our business development, we orderly advance patent mining, copyright confirmation, and trademark layout, actively respond to infringements, and have established an intellectual property management system covering the entire chain.

我們將知識產權保護融入日常運營中，守護創新成果，維護品牌聲譽。我們嚴格遵循國內及運營所在地的商標、專利、著作權等法律法規，制定並落實《知識產權綜合管理辦法》等內部制度，持續完善全流程管理。圍繞業務發展，我們有序推進專利挖掘、版權確權與商標佈局，積極應對侵權行為，構建起覆蓋全鏈條的知識產權管理體系。

Full-Chain Intellectual Property Protection for Proprietary IPs

自有IP的全鏈條知識產權護航

We have established a full-chain standardized IP management system covering trademark registration, copyright registration, license contract management, category planning, and licensed material review.
- During the development stage: the Company's legal department and product design department collaborate to conduct intellectual property searches and analysis to reduce potential risks;
- During the IP registration and licensing stage: we have implemented strict asset registration, ensuring the integrity and security of IP assets through systematic process control, maximizing the avoidance of potential legal and compliance risks in licensing cooperation.

我們建立了覆蓋商標註冊、版權登記、授權合約管理、品類規劃及授權物料審查的全鏈條標準化IP管理體系。
- 開發階段：公司法務部門和產品設計部門協同進行知識產權檢索分析，降低潛在風險；
- 確權及授權階段：我們實施嚴格的資產確權與風險控制機制，確保IP資產的完整性與安全性，最大化規避授權合作中的潛在法律與合規風險。

Brand IP Cooperation and Compliance Protection

品牌IP合作及合規保護

During the process of brand cooperation and co-branded development, we strictly adhere to intellectual property compliance rules. Through rigorous licensing agreements, we clearly define the rights, obligations, and IP ownership, ensuring that commercial use is strictly limited to the authorized scope. Meanwhile, we have established a joint IP protection mechanism and are actively providing legal and resource support when partners' intellectual property is infringed upon, so as to jointly safeguard a sound IP licensing ecosystem and market order.

在品牌合作與聯名開發過程中，我們恪守知識產權合規規則，通過嚴謹的授權協議明確權責與IP歸屬，確保商業使用嚴格限定於授權範圍內。同時建立協同維權機制，在合作方知識產權受侵害時積極提供法律與資源支援，共同維護健康的IP授權生態與市場秩序。

In response to the emergence of counterfeit products in the market, we have proactively taken measures to conduct rights protection and anti-counterfeiting activities, including but not limited to lodging complaints on e-commerce platforms, filing administrative reports and initiating criminal prosecution.

We have continuously enhanced employees' awareness of intellectual property protection, conducted various special training sessions on intellectual property protection from time to time. During the Reporting Period, we have conducted a total of 5 internal training sessions, covering modules such as licensing cooperation, IP filing and application, and IP infringement prevention.

針對市場上出現的假冒產品，我們積極採取舉措維權打假，包括但不限於電商平台投訴、行政舉報、刑事打擊等多種方式開展維權。

我們持續增強僱員保護知識產權的意識，不定期開展各類知識產權保護專題培訓。報告期內，我們共計開展5次內部培訓，內容涵蓋IP授權合作、知識產權申請、防知識產權侵權等模塊。

 Case: Intellectual Property Management Training – How to Do Well in IP Licensing Cooperation from a Legal Perspective
案例：知識產權管理培訓——從法律角度看如何做好IP授權合作

In September 2025, the Group's Legal Department conducted intellectual property protection training for employees in key positions on matters needing attention, with over 50 employees participating. The training systematically explained the main types and characteristics of IP licensing cooperation, introduced the ways to build a legal risk firewall, clarified the Company's management requirements for cooperation "red lines", and proposed response suggestions for cross-border IP licensing challenges.

2025年9月，本集團法務部對關鍵崗位僱員開展知識產權保護相關培訓，超50名僱員參與。培訓系統地講解了IP授權合作的主要類型及特點，並介紹構建法律風險防火牆的方式，明確公司對合作的「紅線」管理要求，並提出對跨境IP授權挑戰的應對建議。



Joining Hands to Build a Better Future

攜手並進　共建美好未來

Employees are MINISO's most valuable asset. We adhere to the people-oriented philosophy and, through measures such as improving the remuneration and incentive system, establishing career development platforms and caring for employees' physical and mental health, have built a diverse, inclusive, healthy and safe working environment, effectively safeguarding the legitimate rights and interests of our employees. Meanwhile, we have actively promoted responsible supply chain management, making MINISO a trustworthy platform for development.

僱員是名創優品最寶貴的資產。我們堅持以人為本，通過完善薪酬激勵體系、搭建職業發展平台、關注身心健康等舉措，打造多元包容、健康安全的工作環境，切實保障僱員權益。同時，我們積極推動負責任的供應鏈管理，讓名創優品成為值得信賴的發展平台。

Topics Responded in This Chapter

Employee Rights Protection
Diversity and Inclusion
Employee Development and Training
Occupational Health and Safety
Responsible Supply Chain
Retail Partners and Distributor Management

本章回應議題

僱員權益保護
多元及包容
僱員發展與培訓
職業健康與安全
負責任供應鏈
加盟商與代理商管理

Response to the SDGs in This Section













3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
17 PARTNERSHIPS FOR THE GOALS

本章回應SDGs

















3 良好健康與福祉
4 優質教育
5 性別平等
8 體面工作和經濟增長
10 減少不平等
12 負責任消費和生產
17 促進目標實現的夥伴關係

Employee Rights Protection
僱員權益保護

Indicators and Targets

指標與目標



Key Performance During the Reporting Period
報告期內關鍵績效

Received a total of **18** employer brand awards from authoritative institutions at home and abroad, including the Harvard Business Review High-Performance Team Globalization Special Award, HR Asia Best Employer in Asia, and the Great Place to Work Certification

獲得哈佛商業評論高能團隊全球化特別大獎、亞洲最佳僱主、卓越職場研究所最佳職場認證等共計**18**項海內外權威機構頒發的僱主品牌大獎

Management Concept

We have consistently practiced the concepts of equality of opportunity, diversity and inclusion, and anti-discrimination, formulated and strictly implemented relevant policies and effectively safeguarded the statutory legitimate rights of each employee in respect of recruitment and separation, remuneration and benefits, career development, and working and rest hours. Through a diverse range of employee activities and smooth communication channels, we earnestly listen to employees' voices, continuously improve welfare guarantees, strictly implement equal pay for equal work, and safeguard employee rights from multiple dimensions.

管理理念

我們始終踐行機會平等、多元包容與反歧視理念，制定並嚴格落實相關政策，切實保障每位僱員在入職離職、薪資福利、職業發展、工作休息等方面的應有合法權利。我們通過豐富的僱員活動、暢通的溝通渠道，認真傾聽僱員心聲，不斷完善福利保障，嚴格落實同工同酬，從多個層面為僱員權益保駕護航。



Management Policy

We have always abided by currently laws and regulations. We have formulated and implemented internal policies including the *Recruitment Management Policy*, the *Personnel Management Policy*, the *Compliance and Accountability Policy*, and the *Attendance Management Policy*, to protect employees' legitimate rights and interests in the recruitment process, compensation and benefits, working hours, etc., ensuring that the entire employment process is legal and compliant. Meanwhile, we have incorporated provisions against child labor, forced labor, and discriminatory practices into the above internal policies, explicitly prohibiting the employment of child labor and any form of forced labor.

Management Practice

Compliant Recruitment

In the recruitment process, we strictly comply with national regulations prohibiting child labor and forced labor, formulating the *Interviewer Code of Conduct Manual* to standardize the recruitment management process. We prohibit discriminate based on gender, age, religion, ethnicity, family background, and health status, ensuring that employees enjoy equal rights. During the recruitment process, the use of sensitive terms in job descriptions is explicitly prohibited. Relevant personnel must complete specialized training, and system verification is used to confirm employee age, ensuring compliance with statutory requirements for minimum working age.

In the markets worldwide, we have established a compliant employment management system in compliance with local laws and regulations and adopted differentiated measures for different markets. For example, in Malaysia and Thailand, we adopt an Employer of Record (EOR) model, entrusting partner institutions to handle matters such as labor contract signing, salary payment, and statutory welfare contributions, ensuring employment fully complies with local regulations. In the Japanese market, we studied the Labor Standards Act before market entry, established standardized procedures in collaboration with professional institutions, and, in the course of operations, continuously conduct monitoring of policy changes and dynamically optimize its management to ensure employment compliance.

Since our establishment, we have not experienced any incidents of employing child labor, forced or compulsory labor, or other violations of employment laws and regulations or related standards in our operating locations.

管理政策

我們始終恪守現行法律法規要求，制定並執行《招聘管理制度》《人事管理制度》《合規問責制度》《考勤管理制度》等內部政策，保障僱員在聘用流程、薪酬福利、工作時長等方面的合法權益，確保僱傭全流程合法合規。同時，我們已將反對童工、反對強制勞動及反歧視行為的相關條款納入上述內部政策，明確禁止僱傭童工及任何形式的強迫勞動行為。

管理實踐

合規招聘

我們在招聘環節嚴格遵守國家禁止童工及強迫勞動的相關法規，制定《面試官行為準則手冊》規範招聘管理流程，杜絕性別、年齡、宗教、民族、家庭與健康狀況等歧視，確保僱員享有平等權利。招聘中明確禁止崗位描述使用敏感詞彙，相關人員須完成專項培訓，並透過系統核實僱員年齡，確保符合最低工作年齡的法定要求。

在全球市場，我們依當地法規建立合規僱傭管理體系，並針對不同市場採取差異化措施。例如，在馬來西亞和泰國，我們採用名義僱主(EOR)模式，委託合作機構負責勞動合同簽署、薪酬發放及法定福利繳納等事務，確保用工完全符合當地規範；在日本市場，我們於進入前研讀勞動基準法並與專業機構建立規範程序，營運期間持續監測政策變化、動態優化管理，確保用工合規。

自成立以來，我們未發生任何聘用童工、強制或強迫勞動等違反運營所在地用工法規及相關準則的事件。

2025 Cumulative New Employee Related Data[1] 2025年累計入職僱員相關數據[1]					
Total cumulative new employees in 2025 2025年累計入職僱員總數			persons	人	1,245
By gender 按性別劃分	Total cumulative new male employees	男性僱員累計入職總人數	persons	人	403
	Total cumulative new female employees	女性僱員累計入職總人數	persons	人	842
By age 按年齡劃分	Cumulative new employees aged 29 and below	29歲及以下累計入職僱員人數	persons	人	856
	Cumulative new employees aged 30-49	30-49歲累計入職僱員人數	persons	人	381
	Cumulative new employees aged 50 or above	50歲或以上累計入職僱員人數	persons	人	8
By nationality 按國籍劃分	Chinese employees	中國僱員	persons	人	1,237
	Overseas employees	海外僱員	persons	人	8

We attract talent through multiple channels, including the MINISO official website, campus recruitment presentations, third-party recruitment platforms, and internal referrals, making talent reserves to support the Company's high-quality development.

我們通過名創優品官方網站、校園招聘宣講會、第三方招聘平台、內部推薦等多渠道廣納賢才，為企業高質量發展做好人才儲備。


Case: "MINISO Going to Famous Universities" Campus Recruitment Employer Brand Presentation
案例：「名創進名校」校招僱主品牌宣講會

During the Reporting Period, we have continued to deepen the "MINISO Going to Famous Universities" employer brand project. We had conducted a total of 18 presentation activities at home and abroad, conducting in-depth exchanges with nearly 3,000 students. We systematically showcased MINISO's latest achievements in channel upgrading and IP incubation on site, providing students with one-on-one resume polishing and career planning guidance, and set up leaderless group discussion and personalized interview coaching sessions after the presentations to help students steadily start their careers.

報告期內，我們持續深化「名創進名校」僱主品牌項目，在國內外共計開展了18場宣講活動，與近3,000名學生展開深度交流。我們在現場系統展示了名創優品在渠道升級與IP孵化方面的最新成果，為同學們提供了一對一簡歷優化與職業規劃指導，並在宣講會結束後設置無領導小組面試及個性化面試輔導環節，助力學生穩步開啟職業生涯。





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[1] The scope of statistics is for employees in China. Information regarding employees outside of China is not disclosed due to cross-border transfer of sensitive personal information.

[1] 統計範圍為中國境內僱員，由於中國境外僱員相關信息涉及個人敏感信息跨境傳輸，不便披露。

Human Rights Protection

We are committed to respecting human rights and labor rights in all business operations, and have actively taken actions to prevent, identify and mitigate potential adverse impacts on these rights. To this end, the Company has established and implemented a systematic management process mechanism for continuously identifying, assessing and responding to potential human rights-related risks.

This mechanism follows the closed-loop management principle of "Identification – Assessment – Response – Monitoring", specifically including the following steps:

保護人權

我們致力於在所有業務運營中尊重人權與勞工權利，並積極採取行動，預防、識別並減輕可能對這些權利造成的不利影響。為此，公司已建立並實施一套系統化的管理流程機制，用於持續識別、評估和應對與人權相關的潛在風險。

該機制流程遵循「識別－評估－應對－監督」的閉環管理原則，具體包括以下環節：

Risk Identification
風險識別

Systematically review aspects of business activities and the value chain that may exert negative impacts on human rights, identifying affected stakeholder groups.
系統梳理業務活動及價值鏈中可能對人權產生負面影響的環節，明確受影響的利益相關群體。

1

Risk Assessment
風險評估

Conduct a hierarchical analysis of identified risks, comprehensively assessing their likelihood of occurrence, scope of impact, and severity.
對識別出的風險進行分級分析，綜合考量其發生可能性、影響範圍及嚴重程度。

2



Risk Control
風險控制

For high-priority risks, formulate and implement corresponding control and mitigation measures, and strive to eliminate or significantly reduce adverse impacts at the source.
針對高優先級風險，制定並落實相應的控制與緩解措施，力求從源頭消除或顯著降低負面影響。

3

Monitoring and Communication
監測與溝通

Regularly review the implementation effectiveness of the due diligence mechanism, continuously optimize processes through internal audits and external feedback, and proactively disclose progress to stakeholders, so as to promote transparent dialogue and collaboration.
定期檢視盡職調查機制的執行成效，通過內部審計與外部反饋不斷優化流程，並主動向利益相關方披露進展，促進透明對話與協作。

4

We commit to conducting an annual review and refinement of the human rights due diligence process to ensure its alignment with international standards (including the *UN Guiding Principles on Business and Human Rights*) and the Group's business development, with a focus on identifying and assessing potential human rights risk areas such as forced labor, child labor, employment discrimination and freedom of association. In addition, our human rights investigation scope thoroughly covers all aspects of the value chain, also focusing on the rights protection status of vulnerable groups such as front-line production workers in the supply chain, female employees, migrant workers, and contractors. For identified potential risk points, we have established special rectification and prevention mechanisms. Through measures including the revision of the *Supplier Business Conduct Agreement*, the implementation of unannounced inspections and the launch of reporting hotlines, we ensure that all business partners strictly comply with the regulations on labor rights protection, eradicate any form of human rights infringement, and build an inclusive, fair and safe employment environment.

我們承諾每年對人權盡職調查流程進行回顧與完善，確保其與國際標準（如《聯合國工商企業與人權指導原則》）及業務發展保持同步，重點識別並評估強迫勞動、童工、就業歧視及自由結社等潛在人權風險領域。此外，我們的人權調查覆蓋範圍深入價值鏈各環節，亦關注供應鏈一線生產僱員、女性職工、移民工人及第三方外包人員等弱勢群體的權益保障狀況。針對識別出的潛在風險點，我們已建立專項整改與預防機制，通過修訂《供應商經營行為協議書》、實施飛行檢查及開設舉報熱線等措施，確保所有合作夥伴嚴格遵守勞工權益保護規定，杜絕任何形式的人權侵害行為，構建包容、公平且安全的用工環境。

Employee Communication

We actively listen to employees' voices, building communication channels such as the HR Ticket System, dedicated email, and trade union corporate email. When receiving feedback, we promptly verify and handle it, ensuring that problems are properly solved and results are synchronized. In addition, we conduct multiple employee satisfaction surveys annually around corporate culture activities, daily work experience, etc., extensively collecting opinions from all employees, and making timely adjustments and optimizations based on survey results. The average satisfaction rate of employee service projects has steadily remained above 98.0%.

We respect employees' rights to freedom of association and collective bargaining, regarding the trade union as an important bridge for communication between management and the broad employee base. We regularly hold Employee Representative Congress, ensuring employees' right to participate in the decision-making on major corporate matters. The employees may regularly communicate with the trade union or employee representatives on work condition and related issues, incorporating consensus items into Collective Bargaining Agreement (CBA) or management optimization measures, ensuring the employees' rights to know, express, and participate.

僱員溝通

我們積極傾聽僱員心聲，構建HR工單系統、專用郵箱和工會企業郵箱等渠道，收到反饋後即時核實處理，確保問題妥善解決並同步結果。此外，我們每年圍繞企業文化活動、日常工作體驗等內容多次開展僱員滿意度調查，廣泛收集全體僱員意見並根據調查結果及時調整優化，僱員服務項目平均滿意度長期保持在98.0%以上。

我們尊重僱員自由結社與集體談判權利，將工會視作管理層與廣大僱員溝通的重要紐帶，定期召開職工代表大會，保障僱員參與重大事務決策。僱員可與工會或職工代表定期溝通工作條件等相關議題，將共識事項納入集體合約或管理優化措施，確保僱員知情權、表達權與參與權。



The coverage rate of Collective Bargaining Agreements (CBAs) and the Special CBA for Female Employees at MINISO (Guangzhou) Co., Ltd. reached **100%**.

名創優品（廣州）有限責任公司職工集體合同、女職工專項集體合同的僱員簽訂覆蓋率為**100%**。

Remuneration and Benefits

Remuneration Management

We have formulated systems such as the *Salary Accounting and Management Measures* and the *Performance Bonus Management Measures*, established a standardized performance-based salary evaluation mechanism, and provided fair and competitive compensation and benefits. In addition, we are committed to eliminating gender pay gaps in the workplace, ensuring that the remuneration system is based on capabilities and contributions rather than gender, and effectively safeguarding the principle of equal pay for equal work for all employees.

To fully stimulate employees' enthusiasm and initiative, we have implemented a remuneration structure comprising "fixed + variable" components for all employees, and issued multi-level incentive remuneration at monthly, quarterly, and annual levels; and we also implemented a long-term share incentive plan, granting share awards to outstanding performers among all employees. We strive to attract, retain, motivate, and develop excellent talent, ensuring that employees' income truly matches employees' value and capabilities, promoting the Company's sustainable development. During the Reporting Period, we granted share awards to a total of approximately 475 individuals (including Directors, senior management, and other employees), of which approximately 400 were employees below the senior management level.

薪酬與福利

薪酬管理

我們制定《薪資核算與管理辦法》《績效獎金管理辦法》等制度，建立標準化績效工資評估機制，提供公平並具有行業競爭力的薪酬和福利待遇。此外，我們致力於消除職場性別薪酬差距，確保薪酬體系基於能力與貢獻而非性別，切實保障全員同工同酬。

為充分激發僱員的積極性和能動性，我們針對所有僱員推行「固定+浮動」收入的薪酬結構，為僱員發放月度、季度及年度多層級激勵薪酬；並推行股份長期激勵計劃，為全體僱員中表現優異的僱員發放股份獎勵，努力吸引、保留、激勵併發展優秀人才，努力讓收入真正匹配僱員的價值與能力，促進公司可持續發展。報告期內，我們共計向約475名人員（含董事、高級管理層及其他僱員）授予股份獎勵。其中，授予高級管理層以下僱員約400人。



Performance Management

We have formulated and implemented systems such as the *Integrity and Self-Discipline System* and the *Compliance and Accountability System,* which have incorporated sustainable development-related indicators such as employees' compliance with behavioral codes, overall compliance performance, and occupational health and safety into employee performance appraisals. We conduct performance assessments at least twice a year, and comprehensively apply multiple methods such as KPIs, 360-degree feedback, team performance assessment, and agile dialogue, continuously conducting comprehensive evaluations from various aspects, including performance achievement, team cooperation, innovation ability, and personal growth. Assessment results directly affect job grade promotion and remuneration adjustment. Meanwhile, we track and regulate employee working and overtime hours, granting employees due overtime pay or providing compensatory leave, and strive to avoid employee overtime as much as possible.

績效管理

我們制定並實施《廉潔自律從業制度》《合規問責制度》等制度，將僱員行為準則遵守情況、僱員合規情況、職業健康與安全等可持續發展相關指標納入僱員績效考核中。我們每年至少進行兩次績效考核，綜合運用KPI（關鍵績效指標）、360度反饋的多維績效考核、團隊績效考核、敏捷對話等多種方法，從業績完成情況、團隊配合度、創新能力、個人成長等各方面持續進行綜合考評，考核結果直接影響職級晉升與薪酬調整。同時，我們統計並控制僱員工作及加班時間，給予僱員應得的加班費用或提供調休假期，並盡力避免僱員加班現象。

As of the end of the Reporting Period, MINISO's performance incentive compensation assessment covered over **99%** of employees.

截至報告期末，名創優品績效激勵薪酬的評估覆蓋**99%**以上的僱員。

Promotion Paths

We have carefully created diverse career development paths, continuously optimized the "professional" and "management" dual-track career development channels and formulated clear promotion paths for three types of positions: management, professional, and support. Meanwhile, we organize internal job competitions as needed, smoothing internal talent promotion channels, providing talent direction for growth and channels for promotion, further stimulating the team's endogenous motivation.

In addition, for front-line store employees, we have also built clear career promotion paths, sequentially covering three core levels: staff, store manager, and regional management. Promotion standards are linked to employee performance, comprehensive capabilities, and tenure. Nominations and assessments are used to select candidates, ensuring the fairness and impartiality of promotions.

晉升路徑

我們精心打造多元的職業發展路徑，不斷優化「專業」和「管理」雙軌制職業發展通道，針對管理類、專業類、輔助類三類崗位分別制定清晰的晉升通道。同時，我們按需組織內部競聘，暢通內部人才晉升通道，讓人才成長有方向、晉升有通道，進一步激發團隊的內生動力。

此外，針對終端門店僱員，我們亦構建清晰的職業晉升路徑，依次涵蓋店員、店長及區域管理三個核心層級。晉升標準與僱員績效、綜合能力及任職期限掛鈎，通過提名與考核相結合的方式完成人員選拔，保證晉升公平公正。

Welfare System

We attach importance to employee welfare and benefits protection, establishing a diversified welfare system covering all employees. We pay social insurance and the housing provident fund for all employees according to law, ensuring the statutory holidays, such as paid maternity leave, paid paternity leave, and annual leave and thoughtful benefits such as festival gift packages, marriage allowances, long-service awards, overseas business trip allowances, and greetings from the trade union. Meanwhile, we implement a flexible working system, actively advocate for a healthy lifestyle, establish a health station including mother-and-baby rooms and physiotherapy rooms, and organize health consultations and annual physical examinations. We provide employee canteens and talent apartments, helping employee to achieve work-life balance, and comprehensively enhancing their happiness and sense of belonging.

福利體系

我們重視僱員福利保障,建立覆蓋全員的多元福利體系。我們依法為所有僱員繳納五險一金,保障帶薪產假、陪產假、年假等法定假期,並節慶禮包、結婚禮金、工齡獎、海外出差補貼及工會慰問等暖心福利。同時,我們推行彈性工作制,積極倡導健康生活,設立健康驛站(含母嬰室、理療室),組織健康義診和年度體檢,並提供用餐食堂與人才公寓,助力僱員實現工作與生活平衡,全方位提升幸福感與歸屬感。



Physical and Mental Health Benefits
身心健康類福利

Statutory Benefits
- Basic medical insurance
- Statutory annual leave
- Medical treatment period

法定福利
- 基本醫療保險
- 法定年休假
- 醫療期

Special Benefits
- Store grievance special bonus
- Hospitalization grant

特色福利
- 門店委屈專項獎金
- 住院慰問金

Financial Support Benefits
財務支持類福利

Statutory Benefits
- Pension insurance
- Unemployment insurance
- Work-related injury insurance
- Maternity insurance
- Housing Provident Fund

法定福利
- 養老保險
- 失業保險
- 工傷保險
- 生育保險
- 住房公積金

Special Benefits
- Talent apartment
- Hardship subsidies for employees in need
- Overseas business trip allowance and commercial insurance
- Employer liability insurance for logistics center positions
- Welfare packages for returning employees

特色福利
- 人才公寓
- 困難僱員補助
- 海外出差補貼及商業保險
- 物流中心崗位僱主責任險
- 歸國僱員福利禮包



Family-friendly Benefits
家庭類福利

Statutory Benefits
- Marriage leave
- Paternity leave
- Fully paid maternity check-up leave
- Maternity leave
- Breastfeeding leave
- Bereavement leave

法定福利
- 婚假
- 陪產假
- 全薪產檢假
- 產假
- 哺乳假
- 喪假

Special Benefits
- Parent-teacher meeting leave
- Family member discounts
- Marriage allowances
- Festival greeting gift boxes

特色福利
- 家長會假
- 家屬優惠
- 結婚禮金
- 節日慰問禮盒



Workplace Benefits
工作場所福利

- Long-term Commitment Employee Award (provide differentiated incentives based on length of service for senior employees)

- Flexible working arrangements

- Canteen and meal allowances (the headquarters is equipped with an approximately 800 square meters employee canteen and smart meal lockers; a monthly "Happy Meal Day" established, providing specialty food items like ice cream, and distributing meal vouchers on specific holidays)

- Healthy office supplies (equipped with ergonomic chairs, established professional fitness spaces and regularly organize fitness activities, creating a multi-functional health area integrating a massage room, yoga room, and medical room)

- 長期服務僱員獎（針對資深僱員根據工齡長短提供不同激勵）

- 彈性工作制

- 食堂及用餐補貼（總部設有約800平方米的僱員餐廳及智能餐櫃；每月設立「快樂用餐日」，提供冰淇淋等特色餐品，並在特定節日發放餐券）

- 健康辦公用品（配備人體工學椅，設立專業健身空間並定期組織健身活動，打造集按摩室、瑜伽室、醫務室於一體的多功能健康區域）

To enable employees to better balance work and family, we have formulated the *Marriage and Childbirth Incentive Plan*, specially setting up a first-phase incentive budget of RMB10 million to provide rewards for employees who marry or give birth during employment, helping to create a harmonious and inclusive family-friendly workplace atmosphere. Meanwhile, we have continued to hold group wedding ceremonies for newlywed employees, actively exploring new ways to support marriage and childbirth in the workplace, jointly witnessing happy moments in life. As of the end of the Reporting Period, the Marriage and Childbirth Incentive Plan fund had cumulatively distributed approximately RMB3.41 million, benefiting over 200 employee families, effectively ensuring employees can more securely balance work and family.

為使僱員更好地兼顧工作與家庭，我們制定《婚育獎勵方案》，專門設置人民幣1,000萬元首期獎勵預算，為在職期間結婚或生育的僱員提供獎勵，助力營造和諧包容的家庭友好型職場氛圍。同時，我們持續為新婚僱員舉辦集體婚禮，努力探索職場婚育支持的新方式，共同見證人生中的幸福時刻。截至報告期末，婚育基金已累計發放約人民幣341萬元，惠及超200個僱員家庭，切實保障僱員更安心地兼顧工作與家庭。



Case: The 2nd MINISO "Life's Highlight Moments" Group Wedding
案例：第二屆名創優品「人生名場面」集體婚禮

In August 2025, the 2nd MINISO "Life's Highlight Moments" group wedding was held at The Ritz-Carlton Guangzhou, with 9 employee couples and 300 family members participating in this event. During the wedding preparation period, we pushed interactive content such as love stories to bring employees closer, arranged 28 employees to witness the ceremony on site, and shared the joy with over 3,000 colleagues through live streaming. This event, full of ceremony and happiness, not only witnessed the sweet moments of employees but also conveyed the corporate culture of caring for employees.

2025年8月，第二屆名創優品「人生名場面」集體婚禮在廣州麗思卡爾頓酒店舉行，9對僱員新人與300位家屬共同參與這場活動。婚禮籌備期間，我們推送愛情故事等互動內容拉近僱員距離，安排28位僱員現場觀禮，並通過直播與3,000餘名同事共享這份喜悦。這場兼具儀式感與幸福感的活動，既見證了僱員的甜蜜時刻，也傳遞了關愛僱員的企業文化。





We attach importance to the promotion of parental leave, encouraging employees to apply for such leave. We implement the principle of "localized management" to ensure that the leave rights enjoyed by employees are not lower than the local statutory maximum standards.

我們重視育兒假的推廣，鼓勵僱員申請育兒假。我們執行「屬地化管理」原則，確保僱員享有的假期權益不低於當地法定最高標準。

- Regarding maternity leave: in addition to the basic maternity leave stipulated by the state, we fully implement the provisions of various provinces and cities on extending maternity leave, ensuring female employees actually enjoy paid maternity leave ranging from 128 to 158 days (depending on regional regulations).

- 在產假方面：除國家規定的基礎產假外，我們全面落實各省市關於延長產假的規定，使女性僱員實際享受的帶薪產假總時長介於128天至158天不等（視所在地區法規而定）。

- Regarding parental leave and paternity leave: according to the regulations of each province, we provide paid parental leave of 5 to 10 days per year for both parents of children under 3 years old, and provide corresponding paid paternity leave for male employees. In addition, we also establish paid leave benefits such as parent-teacher meeting leave, comprehensively supporting employees in fulfilling family care responsibilities. As of the end of the Reporting Period, a total of 1,239 employees in the Group applied for a cumulative total of 16,138.3 days of parental leave, effectively transforming care policies into tangible employee benefits.

- 在育兒假與陪產假方面：我們依據各省條例，為子女3週歲前的父母雙方提供每年5至10天不等的帶薪育兒假，並為男性僱員提供相應的帶薪陪產假。此外，我們還額外設立家長會假等帶薪福利，全方位支持僱員履行家庭照護職責。截至報告期末，本集團共有1,239人申請累計16,138.3天育兒假，切實將關愛政策轉化為僱員的可感福祉。

Various Types of Parental-related Leave[2] 與育兒相關的各類假期[2]	Unit 單位	Data 數據
Total actual days of parental-related leave taken by all employees 僱員實際休與育兒相關假期的總天數	day 天	16,138.3
Total actual days of parental-related leave taken by female employees 女性僱員休育兒相關假期總天數	day 天	14,909.3
Total actual days of parental-related leave taken by male employees 男性僱員休育兒相關假期總天數	day 天	1,229
Total number of employees taking parental-related leave 休育兒相關假期的僱員總數	person 人	1,239
Number of female employees who have taken parental-related leave 休育兒相關假期的女性僱員人數	person 人	429
Number of male employees who have taken parental-related leave 休育兒相關假期的男性僱員人數	person 人	810
Total number of employees who returned to work during the Reporting Period after maternity/paternity leave 產假／陪產假結束後在報告期內返崗的僱員總數	person 人	108
Number of female employees who returned to work during the Reporting Period after maternity leave 產假／陪產假結束後在報告期內返崗的女性僱員人數	person 人	69
Number of male employees who returned to work during the Reporting Period after paternity leave 產假／陪產假結束後在報告期內返崗的男性僱員人數	person 人	39

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[2] The scope of statistics is for employees in China. Information regarding employees outside of China is not disclosed due to cross-border transfer of sensitive personal information.

[2] 統計範圍為中國境內僱員，由於中國境外僱員相關信息涉及個人敏感信息跨境傳輸，不便披露。

Various Types of Parental-related Leave[3] 與育兒相關的各類假期[3]	Unit 單位	Data 數據
Total number of employees still in service as of the end of 2025 who returned to work for more than 12 months after maternity/paternity leave **截至2025年末的在職僱員中,產假／陪產假結束返崗工作12個月以上的僱員總數**	person 人	181
Number of female employees still in service as of the end of 2025 who returned to work for more than 12 months after maternity leave 截至2025年末的在職僱員中,產假結束返崗工作12個月以上的女性僱員人數	person 人	107
Number of male employees still in service as of the end of 2025 who returned to work for more than 12 months after paternity leave 截至2025年末的在職僱員中,陪產假結束返崗工作12個月以上的男性僱員人數	person 人	74

Employee Activities

We regularly organize a diverse range of employee activities through the trade union, opening special clubs for badminton, basketball, football, table tennis, yoga, and DUNDUN DANCE on a weekly basis. We occasionally carry out outdoor hiking, parent-child, and social activities. In addition, we plan monthly employee birthday parties and DIY experience classes with different themes, comprehensively enriching employees' spare time.

僱員活動

我們通過工會組織豐富多樣的僱員活動,每週固定開設羽毛球、籃球、足球、乒乓球、瑜伽及DUNDUN DANCE專項俱樂部活動,並不定期開展戶外徒步、親子及聯誼活動。另外,我們按月策劃不同主題的僱員生日會與DIY體驗課堂,全面豐富僱員的業餘生活。

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[3]   The scope of statistics is for employees in China. Information regarding employees outside of China is not disclosed due to cross-border transfer of sensitive personal information.

[3]   統計範圍為中國境內僱員,由於中國境外僱員相關信息涉及個人敏感信息跨境傳輸,不便披露。




孫中山紀念館

Spring Hiking Activity
春季徒步



Autumn Hiking Activity on Yuntishan Ring Road Site
雲梯山環線秋季徒步活動現場


MINI SO
微光如炬
当燃有你

2nd "Glimmer Like Torch, Passionate You" Enthusiast Recognition and Thanksgiving Day Event
第二屆「微光如炬當燃有你」熱愛者表彰暨感恩日活動



Laptop Internal Purchase Event
筆記本電腦內購會


从盲盒到名创:

Flipped Classroom Book Club Activity
翻轉課程讀書會活動



PENPEN Birthday Party
PENPEN生日會

Diversity and Inclusion
多元與包容

Indicators and Targets　　指標與目標



Key Performance During the Reporting Period
報告期內關鍵績效

Total number of employees: **8,329**, proportion of female employees[4]: **65.3%**, proportion of female employees[4] in senior management: **55.0%**

僱員總數**8,329**人，女性僱員[4]佔比**65.3%**，管理層女性僱員[4]佔比**55.0%**

Management Concept

We have consistently implemented a global strategy, aiming not only to convey the idea of a joyful life to global consumers but also to create a "Happy Factory" that attracts top global talents through an equal and inclusive corporate culture, a young and open work atmosphere, employee-motivating compensation and benefits, and broad opportunities for learning and growth.

We practice the principles of open equality and diverse integration in our employment practices. We strictly match talents based on job requirements and qualifications without discrimination based on differences in household registration, ethnicity, race, gender, religious beliefs, disability, marriage, or maternity status. We prohibit workplace discrimination, harassment, and other inappropriate behaviors, and actively collaborate with our employees to foster a positive and uplifting work atmosphere.

管理理念

我們一直踐行全球化戰略，除了向全球消費者傳遞開心生活的理念，我們也希望憑藉平等包容的企業文化、年輕開放的工作氛圍、激勵僱員的薪酬福利及前景廣闊的學習成長空間，打造吸引全球優質人才的「開心大廠」。

我們踐行公開平等、多元融合的僱傭原則，以一視同仁的態度嚴格按照崗位需求及任職資格進行人才匹配，不因戶籍、地域、民族、種族、性別、宗教信仰、殘疾、婚姻或生育等差異而區別對待，禁止職場歧視、騷擾等不當行為，與僱員攜手共建積極陽光的工作氛圍。

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[4]　The scope of the data on female employees as referred to in this report covers female employees in Chinese mainland. Data related to overseas employees is not disclosed due to restrictions imposed by local privacy protection regulations.

[4]　本報告所指女職工相關數據的覆蓋範圍為中國內地女性僱員，海外僱員相關數據因當地隱私保護法規限制，不便予以披露。

Management Policy

We fully respect employees, and have formulated institutional documents, such as the *Compliance and Accountability Policy* and the Employee Diversity Policy, strictly prohibiting behaviors such as sexual harassment and racial discrimination. We oppose any improper behaviors such as discrimination and harassment based on gender, age, religion, or nationality, and adopt a zero-tolerance attitude towards such acts. We have established a reporting process for issues such as discrimination, harassment, persecution, or defamation. Once employees are found to have such behaviors, we will immediately dismiss them and pursue economic compensation liability depending on the severity of the circumstances, losses and impact.

Management Practice

Employee Diversity

We have consistently pursued the globalization development strategy and strived to create a working environment that upholds diversity, equality, and inclusivity for employees in all operating regions globally, and we are committed to treating every employee equally.

We proactively create career development opportunities for talents across different regions to drive the globalization and localization of our talent pool. For example, the localization rate of operational talents in directly operated markets such as Vietnam reached 99% and the localization rate of store managers reached 100%. When conducting business operations in overseas markets, we carry out recruitment and talent cultivation with an ability-oriented approach, continuously optimizing the construction of recruitment channels and strengthening the introduction and layout of local talents.

管理政策

我們充分尊重僱員,制定《合規問責制度》《僱員多元化政策》等制度嚴令禁止性騷擾與種族歧視等行為,我們反對任何基於性別、年齡、宗教或國籍的歧視、騷擾等不當行為,並採取零容忍的態度。我們設立了關於歧視、騷擾、迫害或誣衊等問題的舉報流程,一旦發現僱員存在此類行為,我們將立即予以辭退,並視情節輕重、損失與影響程度,追究其經濟賠償責任。

管理實踐

僱員多元化

我們始終踐行全球化發展戰略,在全球各個運營地區都努力為僱員打造一個尊重多元、平等包容的工作環境,承諾平等對待每一位僱員。

我們積極為不同地區人才創造職業發展機會,推動人才全球化與本土化進程。例如,越南等直營市場運營人才本地化率達99%,店長的本土化比例已達100%。在海外市場開展業務時,我們以能力為導向開展招聘與人才培養,持續優化招聘渠道建設,強化本地人才引進工作和佈局落地。



The Number of Employees by Ethnicity and Nationality[5] 按民族及國籍劃分的僱員數量[5]			Unit (persons) 單位（人）
By ethnicity 按民族劃分	Ethnic minority employees	少數民族僱員	83
	Non-ethnic minority employees	非少數民族僱員	3,121
The number of ethnic minorities holding management positions 少數民族擔任管理層的人數			30
By nationality 按國籍劃分	Chinese mainland employees	中國內地僱員	3,185
	Employees from Hong Kong, Macao and Taiwan regions of China	中國港澳台地區僱員	14
	Overseas employees	海外僱員	5

We respect the traditional culture and customs of employees in all our operating locations, organizing diverse celebrations according to local holiday characteristics. Additionally, we actively build cross-cultural communication platforms. Through various initiatives such as language learning and on-site visits, we deepen our global employees' understanding and appreciation of diverse cultures, foster collaboration across international teams, and collectively drive the Company's development.

我們尊重各運營地僱員的傳統文化與習俗，結合當地節日特色組織形式多樣的慶祝活動。同時我們積極搭建跨文化交流平台，通過語言學習、實地探訪等豐富形式，加深全球僱員對不同文化的理解與認同，促進各國團隊協作，共同推動企業發展。

Care for Women

We ensure that female employees enjoy the same labor and development rights as male employees, build a diverse and equal development environment, and provide diverse care and support to help the professional growth of female employees. We have built a scientific quantitative evaluation system to accelerate the cultivation process of female managers, and through the "Red Power" benchmark selection mechanism, convert the growth experience of outstanding female individuals into a powerful driving force for organizational development. In addition, we fully implement various leave policies, optimize supporting facilities such as mother-and-baby rooms and canteen expectant mother channels, and provide annual physical examinations and mental health counselling services, which have benefited a total of over 10,000 person-times. This ensures that every female employee feels the care and warmth of the Company.

女性關愛

我們保障女性僱員與男性僱員享有同等勞動及發展權利，打造多元平等的發展環境，提供多樣化關愛支持助力職場女性成長。我們搭建科學的量化評估體系，加速女性管理者培養進程，並通過「她優力」標桿評選機制，將優秀女性個體的成長經驗轉化為推動組織發展的強大動力。此外，我們全面落實各類假期政策，優化母嬰室及食堂孕媽通道等配套設施，並提供年度體檢與心理健康輔導，累計服務超1萬人次，讓每一位女性僱員感受到公司的關懷與溫暖。

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[5] The data covers employees in Chinese mainland. Data relating to overseas employees is not available for disclosure due to restrictions under local privacy protection laws and regulations.

[5] 數據覆蓋範圍為中國內地僱員，海外僱員相關數據因當地隱私保護法規限制，不便予以披露。

Work Environment

- A dedicated care service station is set up at the front desk, preparing emergency supplies such as sanitary pads, heating patches, blankets, and hair dryers for female employees for unexpected needs.
- The employee canteen provides priority dining services for pregnant employees, with exclusive caring seats, and serves warm brown sugar ginger tea.
- Creates a "Caring Mother's Room" for pregnant and breastfeeding employees, providing a private and comfortable, exclusive rest space.

Physical and Mental Health

- Holds a special health consultation for female employees every International Women's Day, providing professional services such as dental check-ups and traditional Chinese medicine consultations.
- The Yoga Club offers special postpartum recovery courses to help postpartum employees scientifically recover their physical condition.
- Provides free cervical and breast cancer screenings for female employees, effectively safeguarding women's health and well-being.

Leave

- Female employees can enjoy exclusive leave such as maternity leave, prenatal check-up leave, and breastfeeding leave according to the law, ensuring a balance between work and life.

工作環境

- 前台設有安心服務站，為女性僱員準備了衛生巾、暖貼、毛毯、吹風機等應急用品，以備不時之需。
- 僱員餐廳為孕期僱員提供優先就餐服務，並設有專屬愛心座位，同時供應暖心紅糖薑茶。
- 為孕期及哺乳期僱員打造「愛心媽媽小屋」，提供私密、舒適的專屬休息空間。

身心健康

- 每年三八婦女節為女性僱員舉辦健康諮詢專場，提供牙科檢查、中醫問診等專業服務。
- 瑜伽俱樂部開設產後恢復特色課程，幫助產後僱員科學恢復身體狀態。
- 為女性僱員提供免費的宮頸癌、乳腺癌篩查，切實守護女性健康。

假期

- 女性僱員可依法享受產假、產檢假、哺乳假等專屬假期，保障工作與生活的平衡。

MINISO has translated women's power into concrete actions and data. As of the end of the Reporting Period, our female employees accounted for 65.3% of our total workforce and have played important roles in core positions, with female employees accounting for 55.0% of senior management and 31.5% of STEM (IT function).

名創優品將女性力量落實在具體行動與數據中。截至報告期末，我們女性僱員佔比65.3%，並在核心崗位發揮重要作用，管理層女性僱員佔比55.0%，STEM（職能為IT）女性僱員佔比31.5%。

Diversity-related Data for Female Employees[6] 女性僱員多元化相關數據[6]			
Total number of female employees across all management levels **所有管理層級女性僱員總人數**			496
Proportion of female employees in senior management **管理層女性僱員佔比**			55.0%
By level **職級**	Number of female employees in senior management (President and director levels)	高級管理層級女性僱員人數（總裁及總監級）	30
	Proportion of female employees at senior management level (%)	高級管理層級女性佔比(%)	36.6%
	Number of female employees at the junior management level (Manager level)	初級管理層級女性僱員人數（經理級）	466
	Proportion of female employees at the junior management level (%)	初級管理層級女性佔比(%)	56.8%
STEM-related (IT function) **STEM相關（IT職能）**	Total number of employees in STEM-related positions (IT function)	STEM相關職位（職能為IT）的所有僱員人數	222
	Number of female employees in STEM-related positions (IT function)	STEM相關職位（職能為IT）的女性僱員人數	70
	Proportion of female employees in STEM-related positions (%)	女性在STEM相關職位中的佔比(%)	31.5%
Revenue-generating functions **創收職能部門**	Total number of managers (President, Director, Manager levels) in revenue-generating functions	創收職能部門的所有管理人員（總裁、總監、經理級）	668
	Number of female managers (President, Director, Manager levels) in revenue-generating functions	創收職能部門的女性管理人員（總裁、總監、經理級）	356
	Proportion of females among managers in revenue-generating functions (%)	女性在創收職能部門管理人員中的佔比(%)	53.3%



Case: "Boundless Growth" Women's Theme Week Activity
案例：「無界成長」女性主題周活動

In March 2025, we launched the "Boundless Growth" Women's Theme Week activity, providing female employees with professional support such as health consultations, courses, and cultural activities. The related benchmark interview content achieved over 500,000 views across all online platforms.

2025年3月，我們開展「無界成長」女性主題周活動，為女性僱員提供健康診療、課程與文化活動等專業支持，相關標桿專訪內容傳播後取得超50萬的全網閱讀量。





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[6] The scope of statistics is for employees in China. Information regarding employees outside of China is not disclosed due to cross-border transfer of sensitive personal information.

[6] 統計範圍為中國境內僱員，由於中國境外僱員相關信息涉及個人敏感信息跨境傳輸，不便披露。

Employee Development and Training
僱員發展與培訓

Indicators and Targets

指標與目標

Target 目標	Target Progress 目標進展
Continuously carry out diversified talent cultivation 持續開展多元化人才培養	Provide rich and diverse training opportunities for all employees (including contractors), comprising diversified employee development programs such as the Dark Horse Program, TOP100 Store Managers, TOP500 Store Managers Class, Reserve District Manager Class, and District Manager Growth Class 面向全體僱員（含外包人員）提供豐富多樣的培訓機會，包括創黑馬工程項目、TOP100店長、TOP500店長班、儲備區域經理班、區域經理成長班等多元僱員發展計劃



Key Performance During the Reporting Period
報告期內關鍵績效

Employee training coverage rate reached **100%**

僱員培訓覆蓋率達到**100%**

MINISO cumulatively conducted **25,729** hours of training, with average training hours per employee approximately **9.5** hours

名創優品累計開展培訓**25,729**小時，人均平均培訓時數約為**9.5**小時

Management Concept

We create a broad platform for employees' growth, continuously building a comprehensive and scientific employee training system and career promotion mechanism. We offer diverse career development paths to help employees explore their potential, unleash the value of each employee, and empower them continuously.

管理理念

我們為僱員打造廣闊的發展舞台，持續建設全面科學的僱員培養體系和職業晉升機制，提供多樣化的職業發展路徑，助力僱員發掘自身潛力，發揮每位僱員的價值，持續為其賦能。

Management Policy

We actively support employee development, formulating and implementing policies such as the *MINISO Training Management Policy*, regularly conducting training related to leadership, cross-functional capabilities, and professional abilities in various fields, helping employees enhance their professional skills and broaden their horizons.

Management Practice

We attach great importance to employee career development, supporting employees to improve their professional skills through measures, including online and offline training systems, digital course resources, a mentor teaching mechanisms, and subsidies for academic advancement. We deeply integrate the concept of learning and growth into corporate culture, and stimulate innovation vitality and sense of belonging among all employees. In terms of talent succession and risk management, we have established a high-potential talent pool and combine job rotation with special training to strengthen a leadership pipeline. When necessary, an external headhunting screening mechanism will also be introduced, ensuring a smooth transition of management and business continuity.

Employee Training System

We continuously refine our comprehensive and diversified employee training system, providing rich and diverse training opportunities for all employees (including contractors). We provide tailored training incorporating both online and offline methods for employees at different levels and positions, which includes specialized programs such as new employee onboarding, youth talent pipeline, leadership training, and store manager class, aiming to comprehensively enhance the professional abilities and overall quality of employees. Based on the ten-year strategic plan, we conduct talent reviews from dimensions such as Five-Star leadership, professional competencies, and key position experience. Based on business needs, we plan training paths such as project experience, cross-departmental rotation, and overseas assignments. Relying on the Talent Committee to coordinate resources, we integrate internal and external mentor forces and build a training model integrating "lecture learning, practical exercise, and mentor teaching", incorporating pipeline effectiveness into performance assessment to form a complete management closed-loop for cultivating, utilizing, and motivating talents.

管理政策

我們積極助力僱員發展，制定並執行《名創優品培訓管理制度》等制度要求，定期開展領導力、複合型工作能力及各領域專業能力相關培訓，幫助僱員提升職業技能、拓展視野。

管理實踐

我們高度重視僱員職業發展，通過線上線下培訓體系、數字化課程資源、導師帶教機制以及學歷提升補貼等舉措，支持僱員精進專業技能，並將學習成長理念深度融入企業文化，激發全員創新活力與歸屬感。在人才延續與風險管理方面，我們建立高潛質人才庫，結合輪崗、專項培養強化領導力儲備，必要時亦引入外部獵頭篩選機制，確保管理層的平穩過渡與業務連續性。

僱員培訓體系

我們不斷完善全方位、多元化的僱員培訓體系，為全體僱員（含外包人員）提供豐富多樣的培訓機會。我們針對不同職級與崗位提供線上線下相結合的專屬培訓，涵蓋新人入職、青年人才梯隊、領導力及店長班等專項計劃，全面提升僱員職業能力與綜合素質。立足十年戰略規劃，我們從五星領導力、專業能力及關鍵崗位經歷等維度開展人才盤點，結合業務需求規劃項目歷練、跨部門輪崗與海外派駐等培養路徑。依託人才委員會統籌資源，整合內外部導師力量，搭建「聽課學習、實踐鍛煉、導師帶教」相結合的培養模式，並將梯隊建設效果納入考核，形成培養、使用、激勵人才的完整管理閉環。

As of the end of the Reporting Period, our total training and development expenditure amounted to RMB**3.87 million**, with per capita training and development expenses of RMB**1,434.9** per person.

截至報告期末，我們的培訓和發展總支出共計人民幣**387萬**元，人均培訓和發展費用為人民幣**1,434.9**元／人。

Training Category 培養類別	Project Name 項目名稱
New Employee Orientation Training 新僱員培養	New Employee Onboarding Plan 新僱員著陸計劃
Youth Talent Pipeline Training 青年人才梯隊培養	2025 Dark Horse Program 2025屆黑馬工程項目
	TOP100 Store Managers TOP100店長
	TOP500 Store Managers Class TOP500店長班
	Reserve District Manager Class 儲備區域經理班
	District Manager Growth Class 區域經理成長班
Leadership Training 領導力培訓	Coaching Leadership 教練型領導力
	MTP Advanced Management Program MTP管理精進專項
	"The Way of the Operator Phase II" Special Empowerment Training 「經營者之道II期」專項賦能培訓
Cultivation of Key Talents 關鍵人才培養	Flood Dragon Plan 蛟龍計劃

- As at the end of the Reporting Period, 21 newly recruited "Dark Horse" management trainees had been trained.
  截至報告期末，培養新入職黑馬管培生21人。

- During the Reporting Period, two sessions of the TOP100 Store Manager Training Class were organized.
  報告期內，組織2期TOP100店長班。

- During the Reporting Period, one session of the TOP500 Store Manager Training Class was organized.
  報告期內，組織1期TOP500店長班。

- During the Reporting Period, one session of the reserve regional manager training camp was organized for 50 participants.
  報告期內，組織1期覆蓋50人的儲備區域經理班訓練營。

- During the Reporting Period, one session of the regional manager development class was organized, which was attended by 576 regional managers.
  報告期內，組織開展1期區域經理成長班，共有576名區域經理參與。

During the Reporting Period, a total of 5,239.4 training hours of various talent development programs were conducted cumulatively, covering 34,031 participants, with 100% coverage of core backbones as well as frontline and middle-level managers across all centers. The curriculum system was structured around four dimensions: strategic implementation, professional advancement, vision broadening, and general competency enhancement. The curriculum system received high recognition from employees, with an average annual training satisfaction score of 96.3, fully reflecting the effectiveness of building a learning organization.

報告期內，全年累計開展各類人才培養項目培訓5,239.4課時，覆蓋34,031人次，100%覆蓋各中心核心骨幹及基層、中層管理者。課程體系緊密圍繞戰略落地、專業精進、視野拓展與通用力提升四大維度，收穫了僱員的高度認可，年度培訓平均滿意度高達96.3分，充分體現了學習型組織的建設成效。

 **Case: Phase II _The Way of the Operator Training_**
案例：第二期《經營者之道》培訓

In March 2025, MINISO's Product Center carried out Phase II _The Way of the Operator_ training program. Focusing on the four core roles and twelve competencies essential for operators, the program integrated AI-driven mindset with hands-on competitive exercise, supporting the growth of 61 operator product managers and high-potential employees.

2025年3月，名創優品商品中心開展第二期《經營者之道》培訓，聚焦經營者四大角色與十二項能力，融入AI思維與PK實踐，助力見證61名經營者產品經理及高潛人員的成長。

 

Case: Overseas Market Coaching Leadership Workshop
案例：海外市場教練型領導力研修班

In April 2025, 54 cross-departmental core employees successfully participated in the "Overseas Market • Coaching Leadership Workshop". This workshop curriculum was designed around the organization's three core requirements of managers and the Five Do's Spirit. Through two days of in-depth interpretation and practical training, participants gained actionable management guidelines tailored for overseas markets. Over the following month, they engaged in on-the-job practice, supported by a project team and ongoing online coaching from subject matter experts. This comprehensive approach helped participants consolidate and apply their new skills, fostering leadership development and enhancing overall organizational effectiveness.

2025年4月，54名跨部門核心人員成功參與「海外市場•教練型領導力研修班」。本次研修班以組織對管理者的三大要求和五多精神為核心設計課程，通過兩天深度解讀與實操訓練，為學員提供可落地的海外市場管理指南。後續學員將開展為期一個月的在崗實戰，項目團隊將持續跟進專家團隊將提供線上輔導，共同助力學員鞏固技能轉化能力，實現領導力進階與組織效能的全面提升。





Case: Dark Horse & Creative Talent Orientation Meeting
案例：黑馬& 創優生啟航會

In August 2025, MINISO's Product Center held the Dark Horse & Creative Talent Orientation Meeting, with 4 business leaders analyzing core business for 52 newcomers, helping them establish business understanding. The event also invited 2 operators and 2 outstanding employees, who shared practical workplace experience, providing guidance for newcomers' growth. This orientation meeting helped newcomers clarify departmental functions, business processes, and career development paths, gaining growth momentum from excellent exemplars, and accelerating their transition into the workplace.

2025年8月，名創優品商品中心開展黑馬& 創優生啟航會，4位業務負責人為52名新人解析核心業務，幫助其建立業務認知。活動亦邀請2位經營者及2位優秀僱員分享職場實踐經驗，為新人提供成長指引。此次啟航會説明新人明確部門職能、業務流程及職業發展方向，從優秀標桿中獲取成長動力，推動其快速適應職場角色。




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Our TOP TOY brand have also formulated systematic training plans for new employees and store employees. These plans include new employee orientation training, management trainee training, leadership training, and professional competency training.

我們的TOP TOY品牌亦為其新僱員及門店人員制定了系統化的培訓計劃，開設新僱員培訓、管培生培訓、領導力培訓、專業能力培訓等課程。

Training Category 培養類別	Project Name 項目名稱
New Employee Orientation Training 新僱員培養	New Employee Standardized Onboarding Training 新僱員標準化入職培訓
Youth Talent Pipeline Training 青年人才梯隊培養	Headquarters TMC Management Trainee Program 總部TMC管培生項目
	TMC Terminal Operations Management Trainee Program TMC終端運營管培生計劃
Professional Capability Training 專業能力培訓	Business Backbone Professional Co-creation Meeting 業務骨幹專業共創會

○ During the Reporting Period, the TOP TOY brand organized standardized onboarding training for new employees on a quarterly basis, with a cumulative coverage of approximately 350+ participants.
報告期內，TOP TOY品牌開設季度新僱員標準化入職培訓，累計覆蓋約350 + 人次。

○ As of the end of the Reporting Period, the TOP TOY brand had trained 12 TMC management trainees.
截至報告期末，TOP TOY品牌已培養12名TMC管培生。

○ As of the end of the Reporting Period, the TOP TOY brand had trained 6 TMC terminal operations management trainees.
截至報告期末，TOP TOY品牌已培養6名TMC終端運營管培生。

 Case: TOP TOY 2025 Product R&D Co-creation Meeting Activity
案例：TOP TOY 2025商品研發共創會活動

In September 2025, 36 core backbones conducted in-depth exchanges at the "Gathering at the Frontier, Co-creating the Future TOP TOY 2025 Product R&D Co-creation Meeting". Through exchange and learning, the backbone experts generated a series of new product concepts that were both visionary and practical, accumulating valuable practical experience for subsequent product R&D and business breakthroughs.

2025年9月，36位核心骨幹在「聚力前沿，共創未來TOP TOY 2025商品研發共創會」上開展深度交流。通過交流學習，骨幹專家們輸出了一系列兼具前瞻性與實操性的新品構想，為後續商品研發與業務突破積累了寶貴的實踐經驗。




Online Training Platform

We continuously improve training formats and optimize the online learning platform to provide employees with convenient and efficient learning pathways. The platform offers a wide range of courses covering strategic planning, professional knowledge, management capabilities, and general skills, breaking the limitations of time and space. This enables employees to strengthen their professional skills and comprehensive qualities, fueling the Company's sustained development.

線上培訓平台

我們持續完善培訓形式,優化線上學習平台,為僱員提供便捷高效的學習途徑。平台涵蓋戰略規劃、專業知識、管理能力及通用技能等多元課程,打破時間與空間的限制,助力僱員提升專業技能與綜合素質,為公司發展注入持久動力。

As of the end of the Reporting Period, MINISO's online learning platform had served over **30,000** domestic and international employees, accumulating more than **290,000** learning hours in total during the year.

截至報告期末,名創優品線上學習平台服務國內外僱員超**3萬**人次,全年總學習時長逾**29萬**小時。

Internal Trainer System

To meet the needs of globalization development, we officially launched the mentorship program in 2024, establishing a mentor teaching mechanism covering three stages: domestic centralized training, overseas base practical training, and independent undertaking market projects. Mentors share core experience and values with management trainees and key position employees through explaining professional knowledge systems, providing hands-on guidance in real business scenarios, and leading periodic reviews of task-based practice. In addition, mentors also help mentees navigate workplace mentality, guide their career development, and provide strong support for mentees' growth and value realization.

內訓師體系

為適配全球化發展需求,我們自2024年起正式開展師徒制項目,建立涵蓋國內集中培養、海外基地實訓及獨立承接市場三個階段的導師帶教機制。導師通過專業知識體系講解、真實業務場景實操指導以及階段性任務實踐複盤等方式,向管培生及關鍵崗位人員傳授核心經驗與價值理念。同時,導師亦幫助帶教僱員疏導職場心態、指導職業發展方向,為帶教僱員成長與價值發揮提供有力支持。

As of the end of the Reporting Period, a total of **90** mentors had participated in teaching and guidance work, providing professional guidance to help participants grow steadily.

截至報告期末,共有**90**位導師參與帶教工作,以專業指導助力學員穩步成長。



Case: Mexico Training Base
案例：墨西哥培養基地

We established a training base in Mexico that provides participants with extensive hands-on learning opportunities. The base uses scenario-based practical assessments to simulate real business environments, helping trainees quickly master core aspects of the local market operations and develop effective problem-solving skills. As of the end of the Reporting Period, the base had trained 12 participants, of whom 8 became country representatives capable of independently managing markets after graduation.

我們在墨西哥設立培養基地，為學員提供豐富的實戰條件。基地採用場景化實操考核模擬真實業務場景，幫助學員快速掌握市場業務核心並解決實際問題。截至報告期末，該基地已培養12名學員，其中8位畢業後成為可獨立負責市場的國家代表。




Digital Courses

To embrace the digital transformation, as of the end of the Reporting Period, we have conducted a cumulative total of 16 digital-themed training sessions. The training content is aligned with job realities, including key skills such as Feishu Office tool and multidimensional sheets applications, AI tool operation, AIGC design, and low-code platform development, with over a thousand employees participating in the training. Employees from different business departments participated in corresponding training according to their needs, mastering digital tool usage methods through systematic learning. This has effectively improved cross-departmental collaboration efficiency and data processing capabilities, advancing the Company's high-quality digital development.

數字化課程

為積極順應數字化時代發展浪潮，截至報告期末我們累計開展16場數字化主題培訓。培訓內容貼合崗位實際，包含飛書辦公與多維表格應用、AI工具實操、AIGC設計、低代碼平台搭建等關鍵技能，參與培訓的僱員總數超千人。不同業務部門的僱員按需參與對應培訓，通過系統學習掌握數字化工具的使用方法，有效提升跨部門協同效率與數據處理能力，推進企業高品質數字化發展。





Multidimensional Sheet Empowerment Training Activity
多維表格賦能培訓活動

HR Team AI Management Efficiency Improvement Training Activity
人資團隊AI管理提效培訓活動

Academic Advancement and Subsidies

We encourage employees to pursue continuous learning and professional growth. The Group's trade union cooperates with high-quality partner institutions to provide professional teaching resources and comprehensive learning support for employees. For employees participating in open education and adult college entrance examinations, the trade union has specially formulated and implemented on-the-job academic education subsidy policies, effectively motivating employees to enhance their professional skills and knowledge levels, thereby strengthening personal competitiveness.

Actively responding to policy calls such as the *Notice on the Distribution of Employee Academic Advancement Subsidies for the 2025 "Pursue Your Dreams" Action* issued by the Guangdong Provincial Federation of Trade Unions, the union assisted 16 eligible colleagues in applying for the 2025 academic advancement subsidies under the program. Three employees were successfully selected and received the subsidy, which helped ease the financial burden of continuing education and supported their personal and professional development.

學歷提升及補貼

我們鼓勵僱員持續學習、不斷進步,集團工會攜手優質合作機構,為僱員提供專業教學資源與全方位學習支持。針對參與開放教育、成人高考的僱員,工會專門制定並落實在職學歷教育補貼政策,充分激勵僱員提升專業技能和知識水平,增強個人競爭力。

我們積極響應廣東省總工會辦公室《關於做好2025年廣東省總工會「求學圓夢行動」職工學歷提升補貼發放工作的通知》等政策號召,工會幫助符合條件的16位同事申請2025年職工學歷提升補貼,並有3人中籤成功拿到了補貼資金,切實幫助僱員減輕學歷提升的經濟壓力,助力僱員實現個人成長與職業發展。

Corporate Culture Construction

Corporate culture serves as an internal driver of the Company's growth and a cornerstone of its sustainable development. We actively promote corporate culture across the organization, and have compiled and published the Group's first collection of outstanding employee stories, *MINISO People*, which draws spiritual strength from real-life experiences and embeds our corporate culture more deeply within the organization. In addition, we organized activities such as values culture workshops and the first Values Story Sharing Conference to reinforce a sense of belonging and shared identity among employees worldwide, further strengthening corporate culture soft power.

企業文化建設

企業文化是企業發展的內生動力，為可持續發展保駕護航。我們積極傳播企業文化，編製並發佈集團首部傑出人物故事集《名創人》，凝聚實戰中的精神力量，讓企業文化深入人心。此外，我們開展價值觀文化工作坊、首屆價值觀故事分享大會等活動，強化全球僱員的歸屬感與認同感，提高企業文化軟實力。



Case: The First Values Story Sharing Conference
案例：首屆價值觀故事分享大會

In November 2025, we held the first Values Story Sharing Conference at the Canton Tower Theater. Blending inspirational speeches with stand-up comedy, the event attracted over 600 onsite participants, including Group executives, key management personnel, employees, store managers, partners, and their families. The online live broadcast reached approximately 20,000 people, with a total cumulative exposure of 173 million times across the entire network and over 140,000 interactions. By replacing one-way lectures with authentic stories and conveying profound content through light-hearted delivery, the event vividly demonstrating the Group's continuous exploration and breakthroughs in product innovation, globalization development, and cultural construction.

2025年11月，我們在廣州塔劇場舉辦首屆價值觀故事分享大會。本場以價值觀演講結合脫口秀形式呈現的活動，吸引了600餘名集團高管、核心幹部、僱員、店長、合作夥伴及親友團現場參與，在線直播觸達約2萬人，全網累計曝光量達1.73億次，互動量超14萬次。活動以真實故事替代單向說教，用輕鬆表達承載深度內容，生動展現集團在產品創新、全球化發展及文化建設領域的持續探索與突破。





Occupational Health and Safety
職業健康與安全

Indicators and Targets　　　　　指標與目標

 Key Performance During the Reporting Period
報告期內關鍵績效

MINISO provided health check-ups for all employees, with occupational health investment of RMB**470,000**

名創優品為所有僱員提供健康體檢，職業健康投入費用人民幣**47萬**元

MINISO invested RMB**5,000** in safety emergency drills

名創優品安全應急演練投入費用人民幣**5,000**元

Management Concept

We always prioritize employee health and safety by continuously carrying out health and safety management work. Through targeted safety training, we enhance employees' ability to respond to emergencies and continuously refine our emergency response procedures to safeguard their well-being.

Management Policy

We strictly comply with relevant national laws and regulations. Internally, we have established and implemented management guidelines such as the *Safety Management System* and the *Access Management System*, using standardized management measures to effectively safeguard employees' physical and mental health. During the Reporting Period, we formulated the *Overseas Employee Travel Guide*, which covers pre-trip preparation, travel safety, emergency response, etc., providing comprehensive travel guidance and safety guarantees for employees stationed overseas.

管理理念

我們始終把僱員健康安全放在第一位，持續做好健康與安全管理工作，通過安全培訓強化僱員突發事件應對能力，優化應急處置流程，保障僱員健康與安全。

管理政策

我們嚴格遵守國家相關法律法規，制定並實施《安全管理制度》《出入管理制度》等內部管理指引，以規範化的管理措施切實守護僱員的身心健康。報告期內，我們制定了《海外僱員出行指南》，覆蓋行前準備、途中安全、突發事件應對等內容，為海外派駐僱員提供完備的出行指引與安全保障。

Management Practice

We deeply implement a "people-centered" management philosophy, effectively building a solid safety defense line from multiple dimensions.

Daily safety management and hardware facilities: We equip employees with comprehensive safety facilities and clear safety operation guidelines. Through regular occupational health risk assessments, we identify potential hazards and formulate prevention and control measures, which are implemented through routine inspections and regular checks to continuously safeguard the health and safety of employees.

Safety training: We conduct company-wide safety training at least once a month, through case reviews, instructional videos, and hands-on practice. The training covers warehousing operation specifications, equipment operation methods, hazard identification, and key elements of emergency response, effectively enhancing employees' safety awareness and risk prevention capabilities.

Fire drill: We continuously improve our emergency plans and regularly organize specialized fire evacuation emergency drills, simulating realistic emergencies to enhance employees' emergency responsiveness and collaborative response capabilities.

As of the end of the Reporting Period, we conducted 26 fire safety special training sessions, totaling over 30 hours, covering more than 5,000 employees. All MINISO domestic stores have passed fire safety inspections at a rate of 100%.

Strict Fire Prohibition: Prominently display safety warning signs in key warehouse areas and at entrances and exits, clearly prohibiting fire and open flames, and strictly forbidding the carrying of any ignition sources into the warehouse. These measures are reinforced by rigorous security checks at the gates to eliminate fire hazards at the source.

Individual protection tools and equipment: Uniformly provide frontline employees with adequate personal protective equipment, including a sufficient supply of protective gloves, to reduce the risk of friction and cuts.

Uniformly replace conventional cutting tools with specialized models that meet safety standards, thereby eliminating the safety hazards arising from old tools.

管理實踐

我們深入踐行「以人為本」的管理理念,從多維度切實築牢安全保障防線。

日常安全管理及硬件設施:為僱員配備完備的安全設施、明確的安全操作指引;通過定期開展職業健康風險評估,識別潛在危險並制定防控措施,結合日常巡查與定期檢查確保落實,持續保障僱員健康與安全。

安全培訓:採用案例複盤、視頻教學與現場實操相結合的多元形式,每月開展不少於一次的全員安全培訓,內容涵蓋倉儲作業規範、設備操作方法、危險源識別及應急處置要點等,有效提升僱員安全意識與風險防範能力。

消防演練:持續完善應急預案,定期組織消防疏散專項應急演練,模擬真實的突發狀況,提升僱員應急反應與協同處置能力。

截至報告期末,我們開展26場消防安全專項培訓,累計時長超30小時,覆蓋超5,000名僱員;名創優品國內所有門店100%通過消防審查。

嚴格禁火:在倉庫關鍵區域及出入口顯眼位置統一設置禁火及嚴禁攜帶火種入庫的安全警示標識,配備嚴格的門崗安檢,從源頭杜絕火源進入。

個體防護工具與裝備:為一線僱員統一配發個人防護裝備,足量供應防護手套,降低摩擦與劃傷風險。

將傳統刀具統一更換為符合安全標準的專用款,消除舊工具的安全隱患。

Support of employees' physical and mental health: We organize health check-ups and free clinic activities for employees, and offer free cervical and breast cancer screenings for female employees.

We carry out mental health awareness-raising activities to enhance employees' awareness and coping abilities regarding stress, strengthen workplace stress relief and scientific management, and create a caring and supportive workplace atmosphere.

As of the end of the Reporting Period, we continued to offer free otolaryngology, meeting employees' health needs from multiple dimensions, conveying the company's care and protection for employees.

Commercial insurance coverage: We purchase applicable commercial insurance for employees in high-risk positions, providing more comprehensive occupational health and safety protection.

Smoke-free workplace: We formulate and implement the *Notice on Comprehensive Smoking Ban in Office Areas*, install smoke detectors in restrooms and corridors, and issue notifications to employees violating the policy to reinforce smoking cessation awareness among all staff.

Construction safety requirements: We strictly review the qualifications of construction contractors and require all operators to be certified to work.

Emergency equipment: We establish a clinic and configure AED equipment in the office areas.

僱員身體健康及心理健康支持：組織僱員參與體檢、義診活動，並為女性僱員提供免費的兩癌篩查等服務。

開展心理健康科普活動，提升僱員對壓力的認知和應對能力，強化工作場所壓力疏導與科學管理，營造關愛、支持的職場氛圍。

截至報告期末，我們持續開展耳鼻喉科義診，多維度滿足僱員健康需求，傳遞公司對僱員的關懷與保障。

商業保險保障：為高風險崗位僱員購買適用的商業保險，提供更為全面的職業健康安全保障。

工作環境禁煙：制定並實施《辦公區全面禁煙的通知》，在洗手間及樓道安裝煙霧感應器，對違反規定的僱員進行通報，強化所有僱員禁煙意識。

施工安全要求：嚴格審核施工單位資質，要求作業人員持證上崗。

應急設備：在辦公區設立醫務室，並在辦公區域配置AED設備。



We have established a standardized investigation procedure for work-related injuries, ensuring that all work-related injuries, health abnormalities, diseases, and safety incidents are promptly recorded, investigated, and analyzed to identify root causes. Based on the investigation results, we formulate and implement targeted improvement measures to prevent similar incidents from recurring and continuously improve workplace health and safety level.

我們建立了規範的工傷調查程序,對所有與工作相關的損傷、健康異常、疾病及安全事故進行及時記錄、調查和分析,查明根本原因。基於調查結果,我們制定並落實針對性的改進措施,防止類似事件再次發生,持續提升工作場所的健康與安全水平。

As of the end of the Reporting Period, our Lost Time Injury Frequency Rate (LTIFR) stood at **1.6%**.

截至報告期末,我們的百萬工時損傷事故率(LTIFR)為**1.6%**。

Our total annual working hours amounted to **18,549,118.6** hours.

我們的全年總工時為**18,549,118.6**小時。



Case: Building Fire Drill
案例:大廈消防演練

In December 2025, we organized a building fire drill to help employees memorize evacuation routes, processes, and assembly points, master the proper use of fire extinguishers and fire hydrants, and enhance their emergency response abilities.

2025年12月,我們組織開展大廈消防演練,幫助僱員牢記逃生路線、疏散流程與集合點,熟練掌握滅火器和消防栓的規範使用技巧,增強自身的應急判斷能力。







Case: AED Operation Learning and Junior First Aid Certificate Training
案例：AED操作學習及初級救護員證書考取培訓

During the Reporting Period, we organized training sessions for employees on AED operation and junior first aid certification in July and November, respectively, demonstrating our corporate responsibility in risk management and commitment to humanistic care while promoting the value of prioritizing life. A total of 82 employees passed the assessment throughout the year and obtained the corresponding qualification certificates.



報告期內，我們分別於7月及11月組織僱員開展AED操作學習及初級救護員證書考取培訓，彰顯企業風險管理責任與人文關懷，傳遞生命至上的價值理念。全年累計82名僱員通過考核，並獲得相應資格證書。





Case: Eye Care Day Ophthalmology Free Clinic Activity
案例：愛眼日眼科義診活動

In June 2025, we hosted an Eye Care Day ophthalmology free clinic activity, with a total of 330 employees participating. The free clinic provided services including vision testing, intraocular pressure measurement, and fundus examinations to screen for common eye conditions such as dry eye syndrome and refractive errors. Ophthalmologists offered on-site diagnostic advice and personalized eye care recommendations.



2025年6月，我們開展愛眼日眼科義診活動，共有330名僱員參與其中。義診活動為僱員提供視力檢測、眼壓測量、眼底檢查等多項服務，篩查乾眼症、屈光不正等常見眼部問題，醫生現場給出針對性診療建議與護眼方案。



Supply Chain Management
供應鏈管理

Indicators and Targets

指標與目標

Target 目標	Target Progress 目標進展
Actively engage in communication and exchange with suppliers 積極與供應商開展溝通交流	We maintain close communication with suppliers through training, exchanges, cooperation, etc., conducting a total of 131 training sessions for suppliers, our R&D team and related employees 我們以培訓、交流、合作等方式與供應商密切溝通，面向供應商及公司研發團隊等相關人員累計開展131場培訓

 Key Performance During the Reporting Period
報告期內關鍵績效

MINISO brand and TOP TOY brand signed the *Anti-Commercial Bribery Notice* with **100%** of suppliers
MINISO品牌及TOP TOY品牌與**100%**的供應商簽署《反商業賄賂告知書》

1,177 suppliers obtained ISO 9001 Quality Management System Certification
1,177家供應商獲得ISO 9001品質體系認證

414 suppliers obtained ISO 14001 Environmental Management System Certification
414家供應商獲得ISO 14001環境管理體系認證

238 suppliers obtained ISO 45001 Occupational Health and Safety Management System Certification
238家供應商獲得ISO 45001職業健康體系認證

4 suppliers obtained SA8000 or ISO 26000 Social Responsibility Management System Certification
4家供應商獲得SA8000、ISO 26000社會責任管理系認證

28 suppliers obtained sustainability-related certifications (Global Recycled Standard (GRS), Blue Sign standard)
28家供應商獲得可持續相關認證（全球回收標準認證(GRS)、藍色標誌標準(Blue Sign)）

Management Concept

As vital partners in our business operations, we are committed to helping suppliers improve their ESG performance through technical empowerment and management expertise. We continuously optimize the supply chain ESG risk control and supervision system, and strive to build an environmentally friendly, safe, efficient, and responsible sustainable supply chain through transparent communication, fair terms, and mutual growth plans.

Management Policy

We strictly comply with relevant laws and regulations across all countries and regions. We have established policies including the *Procurement Agreement*, *Supplier Business Conduct Agreement*, *Supplier Performance Evaluation Work Specification*, *Supplier Management Process*, *Factory Grade and Supplier Status Management Regulations*, and *Supplier Guidelines*, forming a comprehensive supply chain management system covering the entire process from supplier onboarding application and audit to performance management and exit procedures. This ensures suppliers adhere to applicable laws and regulations in environmental protection, social responsibility, and corporate governance, thereby reducing supply chain risks.

During the Reporting Period, we updated the *Procurement Agreement* and the *Supplier Business Conduct Agreement*, and based on these updates, we formulated the *Supplier Code of Conduct*, clarifying the main principles suppliers should follow in areas such as business ethics, labor rights and human rights, health and safety, environmental protection, etc. In addition, we also updated regulations such as the *Supplier Qualification Audit Data Description, TOP TOY QC General Quality Inspection Standards, TOP TOY QC Quality Inspection Process*, and *TOP TOY Blind Box Product Packaging Requirements Specification*, further refining supplier admission criteria and product quality control requirements throughout the entire process, reinforcing our commitment to building a responsible supply chain in partnership with suppliers.

In addition, the TOP TOY brand actively explores ways to reduce the supply chain carbon footprint, through formulating systems such as the *Supplier Delivery Requirements Agreement* to regulate suppliers from multiple dimensions including production, warehousing, transportation, and distribution throughout the entire process from production to sales. This drives improvements in logistics efficiency and carton recycling and delivery utilization rates, striving to achieve carbon emission reduction goals.

管理理念

供應商作為公司經營上非常重要的合作夥伴，我們致力於通過技術賦能與管理輸出，幫助供應商提升ESG績效，持續優化供應鏈ESG風險管控和監督體系，並通過透明的溝通、公平的條款和共同的成長計劃，打造環保、安全、高效、負責任的可持續供應鏈。

管理政策

我們嚴格遵守全球各個國家及地區的相關法律法規，制定《採購協議》《供應商經營行為協議書》《供應商績效評估工作規範》《供應商管理流程》《工廠等級和供應商狀態管理規定》《供應商須知》等規章制度，形成了覆蓋供應商准入申請、審核、績效管理、退出等全流程的供應鏈管理體系，確保供應商在環境保護、社會責任和公司治理等方面符合法律法規，降低供應鏈風險。

報告期內，我們更新《採購協議》《供應商經營行為協議書》，並據此制定《供應商行為準則》，明確供應商在商業道德、勞工權力與人權、健康與安全、環境保護等方面應當遵循的主要原則。同時，亦更新了《供應商資質審核數據說明》《TOP TOY QC質檢通用標準》《TOP TOY QC質檢流程》《TOP TOY盲盒產品包裝要求說明書》等制度，進一步細化供應商准入標準與產品全流程質檢要求，攜手供應商共建負責任的供應鏈體系。

此外，TOP TOY品牌積極探索減少供應鏈的碳足跡，通過制定《供應商送貨要求協議》等制度，從生產到銷售全鏈路的生產、倉儲、運輸及配送業務等多維度規範供應商，推進提升物流效率與紙箱回收配送利用率，努力實現碳減排。



Management Practice

Supplier Management System

We propose management requirements for suppliers in multiple key areas such as product quality, employment compliance, chemical safety, and green products. Through rigorous controls across supplier admission, ongoing monitoring, capability building, and responsible supply chain practices, we are building a closed-loop system for supplier sustainable development.

Supplier Access

We adhere to the principles of fairness, justice, and transparency, incorporating factors such as quality control, supply chain stability, business ethics, labor standards, and environmental protection into our supplier admission review process to strictly vet potential suppliers. During the screening process, we comprehensively consider country-specific risks, product-specific risks, and industry-specific risks, fully identifying potential compliance and operational risks.

管理實踐

供應商管理體系

我們對供應商提出關於產品質量、用工合規、化學品安全、綠色產品等多個重點領域的管理要求，並且在准入審核、監督考察、能力提升及負責任供應鏈等多方面層層把關，致力於打造供應商可持續發展管理體系的閉環。

供應商准入

我們秉持公平公正公開的原則，將品質管控、供應鏈穩定性、商業道德、勞工準則及環境保護等因素納入供應商准入審查，對潛在供應商嚴格把關。在篩選過程中，我們綜合考慮了國家特定風險、商品特定風險及行業特定風險，全面識別潛在的合規與運營隱患。

Country-Specific Risks: Whether the supplier's location is located in a country or region facing high risks due to geopolitical conflicts.

Industry-Specific Risks: Whether the industry in which the company operates faces potential supply shortages due to competitors significantly capturing supplier production capacity.

Product-Specific Risks: Clarify risks of various products, such as focusing on food safety and shelf-life management risks for food products.

國家特定風險：供應商地點是否位於受地緣衝突影響而導致有高風險的國家或地區。

行業特定風險：公司所處產業是否經競爭者大幅囊括供應商產能，導致市場有供不應求的風險。

商品特定風險：明確各類商品的風險如針對食品重點關注食品安全與保質期管理風險。



We conduct supplier admission reviews through desktop assessments, internal on-site assessments, and third-party independent audits, with a focus on ESG-related indicators and qualifications such as human rights, prohibition of child labor and forced labor, carbon emissions, and environmental management systems. Under equal conditions, priority is given to suppliers who have passed management system certifications such as ISO 9001, ISO 14000, ISO 45001, ISO 50001, SA8000, and obtained other EHS-related certifications (such as green factory, clean production audits, safety production standardization, etc.).

We require all suppliers to sign agreements such as the *Procurement Agreement*, *Supplier Business Conduct Agreement*, and the *Anti-Commercial Bribery Notice*. These agreements explicitly mandate that suppliers respect human rights, pay local living wages to their employees, and strictly prohibit child labor, forced labor, and other behaviors. If such major compliance issues arise, we will terminate our cooperation with them. In addition, we require IP-licensed suppliers to provide ESG-related audit certificates from third-party organizations. These certifications serve as essential due diligence for admission, new product introduction, and contract renewal. For further details, please refer to the "*Responsible Supply Chain*" sub-section of this section.

我們通過案頭評估、內部現場評估及第三方獨立審核的方式開展准入審查，重點關注人權、禁止僱傭童工與強制勞動、碳排放量、環境管理體系等ESG相關指標與資質情況，在同等條件下會優先選擇通過ISO 9001、ISO 14000、ISO 45001、ISO 50001、SA8000等管理體系認證及獲得其他EHS相關認證證書（如綠色工廠、清潔生產審核、安全生產標準化等）的供應商。

我們要求與所有供應商簽訂《採購協議》《供應商經營行為協議書》《反商業賄賂告知書》等協議要求，明確要求供應商尊重人權，為其僱員支付當地生活工資，並嚴格禁止僱傭童工、強制勞動等行為，若出現以上重大合規問題，我們將與其中止合作關係。此外，我們要求IP授權供應商提供第三方機構的ESG相關審核證明，並將該證明作為准入合作、新品引入及續約的必要盡職調查，詳情請參閱本章節「*負責任供應鏈*」小節。

Data Review 資料審核	On-site Audit 現場審查	Third-party Audit 第三方審查	Evaluation Results 評估結果	System Approval 系統審批
Desktop assessment: Based on licenses, tax payment certificates, etc. 案頭評估：根據許可證、納稅證明等資料 Audit elements: ESG-related indicators and qualifications, such as human rights, child labor, forced labor, carbon emissions, and environmental management systems 審核要素：人權、僱傭童工、強制勞動、碳排放量、環境管理體系等ESG相關指標與資質情況	Verify supplier management systems and ESG performance item by item through a three-person scoring system, including environmental, social, and governance responsibility fulfillment such as labor rights 通過三人打分制逐項核驗供應商管理評估體系及ESG表現，包括勞工權益等環境、社會及管治責任履行情況 When cooperating with licensors, suppliers are explicitly required to respect human rights, pay local living wages to their employees, and strictly prohibit child labor, forced labor, etc. 與授權方合作時，明確要求供應商尊重人權，為其僱員支付當地生活工資，並嚴格禁止僱傭童工、強制勞動等行為	Third-party independent audit to ensure fairness and justice 第三方機構獨立審核，確保公平公正	Direct cooperation (score ≥ 90 points) 直接合作（打分≥90分） Cooperation after rectification (rectify non-compliant items) 整改後合作（整改未達標項目） No cooperation (key items non-compliant) 不能合作（關鍵項不合格）	SCM system and multi-department approval SCM系統及多部門審批 Assess risk situation 評估風險情況

We apply a tiered management approach to suppliers across different categories such as merchandise and engineering and identify our key suppliers and key indirect suppliers based on ESG impact and business relevance to our operations. As of the end of the Reporting Period, we had collaborated with 10 suppliers certified under the Global Recycle Standard (GRS).

我們對商品類、工程類等不同類別的供應商進行分類分級管理，基於ESG影響以及業務相關性，識別出我們的關鍵供應商和關鍵間接供應商。截止報告期末，我們已與10家通過全球回收標準(GRS)認證的供應商進行合作。

Number of Unique Suppliers: over **2,000**

供應商總數：超過**2,000**家

Number of Unique Significant Suppliers among Tier 1 Suppliers: over **2,000**

一級供應商中關鍵供應商數量：超過**2,000**家

Total Number of Unique Significant Suppliers: over **2,000**

關鍵供應商總數：超過**2,000**家

Supplier Evaluation and Assessment

The Group has established and continuously refined a tiered supplier management system, conducting quarterly and annual comprehensive evaluations to implement differentiated strategies for suppliers based on the results. We strictly adhere to compliance baseline, resolutely terminating cooperation with suppliers who violate red lines or are rated as Grade D. Additionally, we conduct unannounced irregular inspections for high-risk and abnormal suppliers to ensure supply chain resilience and sustainable development.

供應商評估與考核

本集團構建並持續完善供應商分級管理體系，開展季度與年度綜合評估，依據結果對供應商實施差異化策略。我們嚴守合規底線，對觸犯紅線或評級為D級的供應商堅決終止合作，並針對高風險及異常供應商開展不定期飛行檢查，確保供應鏈的韌性與可持續發展。

Supplier Unannounced Inspections

供應商飛行檢查

We conduct irregular unannounced inspections on suppliers in high-risk categories, those with quality abnormalities, or those causing customer complaints, simultaneously forming evaluation reports. Suppliers with major non-compliant items will be required to rectify immediately within a set time.

我們對高風險品類、發生品質異常或引發客戶投訴的供應商開展不定期飛行檢查，同步形成評估報告。對存在重大不合規項的供應商，將要求其在既定時間立即整改。

Supplier Grading Assessment and Evaluation

We conduct quarterly and annual comprehensive evaluations of all suppliers based on product quality, R&D status, delivery status, ESG performance, etc. Suppliers are categorized into five grades: S, A, B, C, and D based on the evaluation results. We adopt tiered management strategies for suppliers based on the evaluation results, directly disqualifying suppliers violating red-line clauses and terminating cooperation with D-rated suppliers. Based on the annual evaluation results, we take suppliers' ESG performance as one of the reference factors in daily procurement decisions. Under equal conditions, we prioritize allocating orders to suppliers with outstanding social responsibility and environmental management practices. This approach incentivizes continuous improvement and advances the overall sustainability level of our supply chain.

供應商分級評定與考核

我們對所有供應商的產品品質、研發情況、交付情況、ESG表現情況等進行季度和年度綜合考評，並根據評估結果將供應商分為S、A、B、C、D五級。我們根據評估結果對供應商採取分級管理策略，針對紅線條款不合規的供應商直接計為不合格，並終止與評定為D級的供應商合作。基於年度評估結果，我們在日常採購決策中將供應商的ESG表現作為參考因素之一，在同等條件下優先對社會責任與環境管理方面表現突出的供應商分配訂單，以激勵持續改進並推動供應鏈整體可持續發展水平。

During the Reporting Period, we revised the *Supplier Management Process* and other systems, requiring desk assessments and on-site assessments of social responsibility and environmental protection systems for all new factories and registered factories of all unique significant suppliers subject to regular review, so as to ensure that all unique significant suppliers operations comply with our sustainable development standards throughout the full cycle.

報告期內，我們修訂《供應商管理流程》等制度，要求對所有供應商的新工廠、需要定期複審的在冊工廠開展社會責任及環保體系案頭評估及現場評估，確保所有供應商的運營全週期符合我們的可持續發展標準。

During the Reporting Period, the Group conducted second-party evaluations on a cumulative total of 490 factories whose certifications had expired, and conducted third-party specialized audits for 328 factories supplying globally renowned IP-licensed suppliers. Among the 8 non-compliant factories found in the IP specialized audits, all have been properly disposed of: 5 have completed rectification and restored compliance, 1 is actively implementing rectification, and the remaining 2 have been disqualified from IP production due to failing to meet standards.

報告期內，本集團累計完成490家到期工廠的二方評估，並針對全球知名IP授權供應商開展了328家工廠的第三方專項審核。在IP專項審核中發現的8家不合格工廠已得到妥善處置：其中5家已完成整改並恢復合規，1家正在積極整改中，其餘2家因未達標準已被取消IP生產資質。

Supplier Exit

We have established strict supplier elimination mechanisms. When suppliers violate quality red lines during evaluation or sampling inspection, we will pursue their quality breach liability and consider terminating cooperation. For the TOP TOY brand, suppliers identified with quality issues are required to complete rectification within a time limit. If rectification is not completed within the specified period, we will directly terminate the cooperation.

供應商退出

我們設有嚴格的供應商淘汰機制，當供應商在考核或抽檢環節出現品質觸碰紅線的情況時，我們將追究其品質違約責任，並考慮終止合作。針對TOP TOY品牌，我們要求出現品質問題的供應商限期完成整改。若未能在規定期限內完成整改的，我們將直接終止合作。

Number of unique significant suppliers assessed with substantial actual/potential negative impacts: **0**

經評估具有重大實際／潛在負面影響的關鍵供應商數量：**0**家

- -

Number of unique significant suppliers with substantial actual/potential negative impacts with agreed corrective action/improvement plan: **0**

具有重大實際／潛在負面影響並商定糾正措施／改進計劃的關鍵供應商數量：**0**家

- -

Number of unique significant suppliers with substantial actual/potential negative impacts that were terminated: **0**

被終止合作的具有重大實際／潛在負面影響的關鍵供應商數量：**0**家

- -

Total number of suppliers supported in implementing corrective action plans: **0**

支持實施糾正措施計劃的供應商總數：**0**家

- -

Percentage of unique significant suppliers with substantial actual/potential negative impacts that were terminated: **0**

被評估具有重大實際／潛在負面影響並支持糾正行動計劃實施的關鍵供應商百分比：**0**家

*   Statistical scope: Number of suppliers within mainland China.
*   統計範圍為中國境內的供應商數量。

Responsible Supply Chain

We continuously monitor human rights risks in the supply chain. With reference to the FAMA standards of renowned IP-licensed suppliers (supply chain factory admission and authorization mechanism), we have established clear due diligence process and risk points, including forced labor, child labor, discrimination, working hours, basic living wages, occupational health and safety, grievance mechanisms, and freedom of association. We designate the Product Center to be overall responsible for identifying, assessing, and monitoring supply chain human rights risks, and collaborate with the Audit Center to take measures to prevent and reduce related human rights risk impacts. During supplier admission, we conduct pre-screening of supplier employment compliance through third-party factory audits and human rights compliance questionnaires; in the daily supplier evaluation stage, we conduct quarterly dynamic reviews, implementing on-site inspections and follow-up on corrective actions for high-risk suppliers. In addition, we also work to mitigate human rights risks by supporting the improvement of working conditions, strengthening employee training, and establishing grievance channels.

負責任供應鏈

我們持續關注供應鏈人權風險，參考知名IP授權供應商的FAMA標準（供應鏈工廠的准入與授權機制）明確盡調流程，和風險點，包括強迫勞動、童工、歧視、工時、基本生活工資、職業健康與安全、申訴機制及結社自由等。我們指定商品中心整體負責開展供應鏈人權風險的識別、評估、監測，並聯合審核中心共同採取預防和降低相關人權風險衝擊的舉措。我們在供應商准入階段通過第三方驗廠，結合人權合規問卷對供應商用工合規性進行前置篩查；在供應商日常評估階段，我們每季度開展動態復評，對高風險供應商實施現場檢查與整改跟蹤。同時，我們通過落實改善勞動條件、加強僱員培訓、設立申訴渠道，以緩解供應鏈人權風險。

We gradually improve the supply chain grievance mechanism, requiring supplier factories to refine communication mechanisms between management and worker representatives. Where trade unions exist, communication must involve trade union representatives to ensure employee voices are heard. In parallel, we have also established multiple channels, including questionnaire surveys, hotlines, and anonymous mailboxes, to irregularly collect and survey the demands of supplier employees. After receiving demands and complaints, the Audit Center will conduct investigations and refer the matter to the Product Department for follow-up based on the severity of the issue. We strictly implement whistleblower protection measures, maintaining a zero-tolerance attitude towards any form of retaliation. All information related to whistleblower cases is kept strictly confidential at every stage to ensure the security of both the whistleblower's identity and the reported content.

To strengthen energy conservation and emission reduction management, the TOP TOY brand continuously requires its suppliers to hold ISO 9001 Quality Management System, ISO 14001 Environmental Management System, and ISO 45001 Occupational Health and Safety Management System certifications. Suppliers must also provide carbon footprint data for at least two products to promote green and low-carbon transformation of the supply chain.

We have established clear requirements for suppliers in ESG dimensions such as labor standards, equality and diversity, occupational health and safety, and environmental protection. For further details, please refer to the *Supplier Code of Conduct*.

During the Reporting Period, we conducted specialized audits on the labor management practices of 100% of our over 1,500 domestic suppliers, with the focus on their compliance with the labor-related provisions of the Code of Business Conduct. All audited suppliers passed this labor management compliance review.

我們逐步完善供應鏈的申訴機制，要求供應商工廠完善管理層與工人代表之間的溝通機制，若供應商已成立工會，溝通需納入工會代表參與，確保供應商僱員代表能夠表達訴求。另一方面，我們也建立了多個渠道，包括問卷調研、熱線電話、匿名郵箱等方式，不定期收集、調研供應商僱員的訴求。審核中心接受到訴求、投訴意見後，會開展調查，並根據問題嚴重程度回饋至商品部門進行處理，並會嚴格落實舉報人保護舉措，對打擊報復行為採取零容忍態度。我們嚴格保密所有舉報案件在各個環節的信息，確保舉報人信息及舉報內容的安全性。

為加強節能減排管理，TOP TOY品牌持續要求其供應商須持有ISO 9001質量管理體系、ISO 14001環境管理體系及ISO 45001職業健康安全管理體系認證，並提供至少兩款產品的碳足跡排放數據，以推動供應鏈綠色低碳轉型。

我們對供應商在勞工標準、平等與多元化、職業健康與安全、環境保護等ESG維度設立明確要求，詳情可參見《供應商行為準則》。

報告期內，我們對境內超過1,500家供應商的勞工管理情況開展了專項審查，覆蓋率達到100%，重點審視遵守商業行為守則中的勞工相關條款情況，所有接受審查的供應商均通過了本次勞工管理合規性審核。



Case: ESG Specialized audit of Packaging Material Suppliers
案例：包材供應商ESG專項審查

In December 2025, we conducted an ESG specialized audit on disposable underwear packaging material suppliers. The audit covered product-level content such as quality control throughout the production process, raw material traceability, and finished product safety, while simultaneously evaluating the establishment and implementation of suppliers' ESG management systems. The results showed that the supplier's production processes strictly meet ISO 9001 Quality Management System and ISO 13485 Medical Device Quality Management System standards, with 100% of the energy used in the production process being photovoltaic renewable energy. For issues identified during the audit, we required the supplier to implement corrective actions within seven days and establish a quarterly review mechanism.

2025年12月，我們對一次性內褲包材供應商開展ESG專項審查，涵蓋生產全流程品質管控、原材料溯源及成品安全等產品端內容，同步評估供應商ESG管理體系的搭建與實施情況。結果顯示，該供應商生產流程嚴格符合ISO 9001品質管理體系及ISO 13485醫療器械品質管理體系標準，生產環節100%使用光伏可再生能源。對於審查中出現的問題，我們要求供應商在七日內及時整改，並建立季度複查機制。



Case: Special Training on IP Licensing and Social Responsibility Requirements
案例：IP授權及社會責任要求專題培訓

During the Reporting Period, we organized a special training program for suppliers focused on IP licensing and social responsibility requirements. This training reached over 1,000 supplier representatives, helping suppliers clearly recognize MINISO's "red line issues", strengthen social and environmental responsibility, and improve supply chain compliance levels.

報告期內，我們組織供應商開展IP授權及社會責任要求專題培訓。本次培訓累計覆蓋超1,000名供應商相關人員，幫助供應商清晰認知名創優品的「紅線問題」，強化社會及環境責任，提升供應鏈合規水平。



Supplier Capacity Building and Communication

We maintain close communication through training, exchanges, and collaborative initiatives, empowering suppliers' comprehensive development through multiple channels. Annually, we organize multiple supplier empowerment training sessions, offering targeted courses to all suppliers, sharing industry experience, and introducing third-party organizations to participate in empowerment work. For suppliers identified with problems in the evaluation and assessment results, we provide clear guidance and actionable recommendations to help them continuously improve supply quality.

During the Reporting Period, we conducted a total of 123 training sessions for suppliers, covering content such as interpretation of national regulatory developments, compliance knowledge and operational guidelines, quality standards and requirements, quality problem prevention suggestions, quality requirements advocacy, ESG industry benchmarks, and ESG best practices. Key focus areas included human rights, labor rights, continuously enhancing suppliers' sustainable development capabilities.

供應商能力建設與溝通

我們以培訓、交流、合作等方式與供應商密切溝通，多渠道賦能供應商的全面發展。我們每年組織多場供應商賦能培訓，面向所有供應商開展針對性課程，分享行業經驗並引入第三方機構參與賦能工作。針對供應商評估考核結果中存在問題的供應商，我們會明確整改方向並給出具體建議，幫助其持續改善供應品質。

報告期內，我們面向供應商累計開展123場相關培訓，內容覆蓋國家法規動態解讀、合規知識與操作指引、品質標準要求、品質問題預防建議、品質要求倡導、ESG行業基準、ESG最佳實踐，重點分享人權、勞工權益等內容，持續增強供應商的可持續發展能力。

Number of unique significant suppliers supported with development measures: over **1,500**

獲得發展措施支持的關鍵供應商總數：超過**1,500**家

- -

Percentage of unique significant suppliers supported with development measures: **100%**

獲得發展措施支持的關鍵供應商百分比：**100%**

*   Statistical scope: Number of suppliers within mainland China.
*   統計範圍為中國境內的供應商數量。

We conduct ESG sustainability assessments for our suppliers annually to systematically identify suppliers' performance in environmental impact, social responsibility, and corporate governance, and implement appropriate corrective measures based on the findings. For suppliers with quality problems and other issues, we clearly require them to complete rectification within a specified period; if corrective measures are not implemented as scheduled, cooperation will be terminated.

我們每年對供應商開展ESG可持續評估，系統識別供應商在環境影響、社會責任及公司治理方面的表現，並據此開展相應的糾正措施。對於存在質量問題等情形的供應商，我們明確要求其在規定期限內完成整改；若未能如期落實糾正措施，將終止與其的合作關係。

Retail Partners and Distributor Management
加盟商與代理商管理

Indicators and Targets　　　　　指標與目標

Target 目標	Target Progress 目標進展
100% coverage of compliance training such as business ethics for Retail Partners 對加盟商開展的商業道德等合規培訓的覆蓋率100%	100% coverage of compliance training such as business ethics for Retail Partners 對加盟商開展的商業道德等合規培訓的覆蓋率100%

 Key Performance During the Reporting Period
報告期內關鍵績效

Organized **18** training sessions for all Retail Partners, totaling **400** hours

面向所有加盟商組織**18**場加盟商培訓，共計**400**小時

Management Concept　　　　　管理理念

MINISO adheres to win-win cooperation, actively cooperating with Retail Partners and distributors to build harmonious and win-win partnerships, mutually beneficial partnerships that drive shared growth and sustainable development.

名創優品堅持合作共贏，積極與加盟商、代理商攜手合作，構建和諧共贏的夥伴關係，互惠互利、共同實現可持續發展。



Management Policy

We uphold the cooperation concept of openness, fairness, and equity, formulating systems such as the *Retail Partner Management System* to continuously improve the Retail Partner and distributor management system. We publicly release investment policies on our official website, clearly defining the rights and obligations of both cooperating parties, providing partners with comprehensive store opening support including site selection evaluation, store design, product display, and employee training to help them efficiently complete store preparations.

We proactively require partners to standardize their business practices, avoiding non-compliant behaviors such as child labor, ensuring they comply with the Company's internal rules and regulations and the laws and regulations of each operating location. Once related incidents such as violations of business ethics, infringement of employee rights, or damage to the ecological environment occur, we will assess the situation seriously and may terminate the partnership immediately in severe cases.

Management Practice

Retail Partner Model

We establish a mutually beneficial and win-win Retail Partner model with partners, rapidly expanding the store network through this asset-light model while maintaining a consistent brand image and consumer experience, ensuring the establishment of long-term and stable cooperative relationships.

管理政策

我們秉持公開、公平、公正的合作理念,制定《加盟商管理制度》等制度規範,持續完善加盟商與代理商管理體系。我們在官方網站公開發佈投資政策,清晰界定合作雙方的權利與義務,為合作夥伴提供選址評估、店舖設計、商品陳列、人員培訓等全方位開店支持,助力其高效完成門店籌備。

我們主動要求合作夥伴規範自身經營行為,避免出現僱傭童工等違規行為,確保其遵守公司內部各項規章制度及各運營地法律法規。一旦發生違反商業道德、侵害僱員權益、破壞生態環境等相關事件,我們將慎重考慮、嚴肅對待,情節嚴重則立即終止合作關係。

管理實踐

合夥人模式

我們與合夥人建立互惠共贏的合夥人模式,通過這一輕資產模式快速拓展門店網絡,保持統一的品牌形象和消費體驗,保障雙方建立長期穩定的合作關係。

Retail Partner Model
合夥人模式

- In the domestic market, store operations are primarily conducted through the Retail Partner model.

- In the process of overseas market expansion, we flexibly deploy three models – directly-operated, Retail Partner, and distributor models based on factors such as market potential and local regulations.

- 在國內市場,門店運營以合夥人模式為主。

- 在海外市場拓展過程中,我們結合市場潛力、當地法規等因素,靈活搭配直營、名創合夥人、代理三種模式。

Communication and Exchange

We maintain close communication with MINISO Partners and distributors through multiple communication channels such as daily phone exchanges, real-time communication tools like WeChat and Feishu, on-site visits by employees from the marketing department, and Retail Partner/distributor meetings, achieving real-time information sharing and timely interaction. We organize annual conferences, quarterly study tours, and monthly online meetings to help partners grasp business priorities. In addition, we periodically carry out experience sharing sessions and business training, striving to empower partners and jointly promote mutual development.

溝通交流

我們與名創合夥人及代理商密切溝通，建立日常電話交流、微信和飛書等實時通訊工具、市場人員實地駐店溝通以及加盟商代理商會議等多元溝通渠道，實現信息實時共享與及時互動。我們組織年度大會、季度遊學會議和月度線上會議，幫助合作夥伴掌握業務重點。同時，我們不定期開展經驗分享與業務培訓，努力為合作夥伴賦能，攜手推動共同發展。



Case: "Embracing the Future: Win-Win in Interest-Based Consumption" MINISO Global 2025 Partner Conference

案例：「擁抱未來：共贏興趣消費」名創優品全球2025合作夥伴大會

In February 2025, MINISO held the Global Partner Conference with the theme "Embracing the Future, Win-Win in Interest-Based Consumption". The event brought together representatives from various sectors to explore retail growth strategies, establish a multi-tier store format framework, and advance MINISO's long-term goal of globalizing Chinese IPs. The conference clearly defined interest-driven consumption as the core strategic driver, supporting our global expansion through product innovation, digital intelligence technology, and channel upgrading. It plans to facilitate the overseas launch of 100 Chinese IPs over the next decade, gradually introducing major IP collaboration products while implementing the "Channel 1234 Strategy". This conference reached 206 store project signings, with Retail Partner benchmarks sharing experiences and signing target commitments.

2025年2月，名創優品以「擁抱未來，共贏興趣消費」為主題召開全球合作夥伴大會，匯聚多方代表共探零售增長、構建多層店態矩陣，助力名創優品中國IP全球化的長期目標。大會明確以興趣消費為核心，通過產品創新、數智化技術及渠道升級支撐全球化佈局，計劃未來10年助力100個中國IP出海，逐步推出大IP聯名新品並落地「渠道1234戰略」。此次大會達成206個門店項目簽約，加盟商標桿分享經驗並簽署目標承諾。





MINI SO
中国名创 逆势突围
名创优品2025年全球渠道战略宣贯大会
2025.02.27
MGPC 2025
拥抱未来：共赢兴趣消费

Case: 2025 MINISO Hangzhou Quality Business Ecosystem Salon
案例：2025名創優品杭州品質商業生態沙龍

In November 2025, we held a Quality Business Ecosystem Salon in Hangzhou, with approximately 400 industry business managers, core Retail Partners, and partners in attendance, for in-depth discussions centered on the core theme of interest-driven consumption reshaping the retail landscape. The Company's Chief Channel Development Officer personally attended the event, jointly discussing retail industry development trends with participants, planning the collaborative development path between the brand and partners, which has effectively facilitated the business layout of MINISO LAND. At present, 50 projects have entered the stage of contract signing or filing for store openings.

2025年11月，我們在杭州舉辦品質商業生態沙龍，約400位行業商管、核心加盟商及合作夥伴應邀參會，圍繞興趣消費引領零售新生態的核心主題開展深度交流。公司首席渠道發展官親臨現場，與參會人員共同研討零售行業發展趨勢，規劃品牌與合作夥伴的協同發展路徑，有力推動了MINISO LAND業務佈局，目前已有50個項目進入簽約或開店報備階段。


MINISO
世界名创 开心宝藏





Case: "United in Progress, Gathering to Leap Forward" Nanjing Study Tour and First Half Year Summary Meeting
案例：「凝心共進，聚力超躍」南京遊學暨上半年總結會

In July 2025, we organized a Nanjing Study Tour and First Half Year Summary Meeting for our core Retail Partners with the theme "United in Progress, Gathering to Leap Forward". The event integrated theoretical insights with practical activities, including benchmark exploration study tours, goal review, and discussions on strategic implementation, helping Retail Partners align with the Group's strategic direction, clarify development goals, and improve execution effectiveness. This event successfully promoted 63 store project registrations, reflecting Retail Partners' high recognition of the brand strategy and contributing to mutual success for both our brand and Retail Partners.

2025年7月，我們組織核心加盟商開展以「凝心共進，聚力超躍」為主題的南京遊學暨上半年總結會。活動採用理論與實踐相結合的形式，設置標桿探索遊學、目標複盤與戰略落地研討等環節，幫助加盟商對齊集團戰略方向，明確發展目標並提升執行效能。本次活動成功推動63個項目報店，體現了加盟商對品牌戰略的高度認同，助力品牌與加盟商實現雙向共贏。







Case: MINISO SPACE Global First Store Opening and Quality Business Ecosystem Salon
案例：MINISO SPACE全球首店啟幕暨品質商業生態沙龍

In June 2025, we held the MINISO SPACE Global First Store Opening and Quality Business Ecosystem Salon in Nanjing. The event featured immersive activities such as special dinners and night cruises on the Qinhuai River, attracting approximately 300 business management guests, core Retail Partners, and partners to participate. Nearly 90 letters of intent were signed during the event, deepening partners' understanding of the MINISO SPACE store format and helping to further enhance the brand's image.

2025年6月，我們在南京舉辦MINISO SPACE全球首店啟幕暨品質商業生態沙龍，安排特色晚宴、秦淮河夜遊等沉浸式環節，吸引約300位商管嘉賓、核心加盟商及合作夥伴到場參與。活動現場達成近90項合作意向，深化了合作夥伴對MINISO SPACE店態的認知，助力品牌形象進一步提升。







潮奢共生 兴趣无界
MINISO SPACE德基启幕暨名创优品2025品质商业生态沙龙
MINISO SPACE德基启幕
暨名创优品2025品质商业生态沙龙

潮奢共生
兴趣无界
2025.06.18 全球首发
|顶流IP首发
|联名新品首发
|独家签约设计师IP首发
MINISO SPACE德基启幕
暨名创优品2025品质商业生态沙龙

MINISO SPACE德基启幕

Spreading Warmth and Goodwill to Co-Create a Brilliant Vision

暖心向善　共繪美好畫卷

We consistently uphold our commitment to actively engage in public welfare and charity, taking on the responsibilities and duties of corporate citizenship, and continuously delivering positive energy to consumers, partners, and society. Since our establishment, we have focused on five key charitable themes: "children", "women", "critical illnesses", "disasters" and "pets", proactively advancing the implementation of various public welfare projects. As we continuously refine our public welfare model, we fully capitalize on our brand's youthful edge, joining hands with social communities to build a new public welfare ecosystem. Meanwhile, in overseas markets, we uphold the social responsibility concept of global development, extending our public welfare practices internationally. By supporting local educational development, community assistance programs, and other initiatives, we work with global partners to build a public welfare ecosystem, demonstrating the responsibility and commitment of an international enterprise.

我們始終不忘初心，積極參與公益慈善事業，承擔企業公民的責任和義務，不斷為消費者、合作夥伴乃至社會傳遞正能量。自成立以來，我們圍繞「兒童」、「女性」、「重疾」、「災害」和「小動物」五大公益主題，積極推動多項公益項目的落地。在不斷優化公益模式的過程中，我們充分發揮品牌年輕化的優勢，攜手各界力量共同構建公益新生態。與此同時，在海外市場，我們秉持全球化發展的社會責任理念，將公益實踐在海外市場延申，通過支持當地教育發展、社區幫扶等項目，與全球合作夥伴共建公益生態，彰顯國際化企業的責任擔當。

Topic Responded in This Section

Public Welfare and Charity

本章回應議題

公益慈善

Response to the SDGs in This Section









1 NO POVERTY
2 ZERO HUNGER
4 QUALITY EDUCATION
15 LIFE ON LAND

本章節回應的SDGs











Innovative Public Welfare Programs
創新公益項目

 **Key Performance during the Reporting Period**
報告期內關鍵績效

Total charitable donations: approximately RMB**3.0** million

公益捐贈總計約人民幣**300.0萬**元

We are committed to supporting and participating in social responsibility programs that align with our values, focusing on providing practical assistance to children, women, individuals affected by critical illness and disasters, and pets. In recent years, we have increased our inputs in resources to more effectively help those in need to tide over their difficulties. Additionally, we continue to commit to carrying out charitable activities, working with global partners to build a new charitable system.

我們致力於支持符合我們價值觀的社會責任項目，專注於為兒童、女性以及受嚴重疾病、災害影響的人士及小動物提供實際幫助。近年，我們增加了資源投入，以更有效地協助有需要的人群應對挑戰。此外，我們還持續致力於公益活動實踐，以與全球合作夥伴共同構建新的慈善體系。

"Red Power" Public Welfare Project

We continue to carry out the "Red Power" program, focusing on the physiological health issues of adolescent girls in developing regions. While helping beneficiaries gain access to adequate sanitary product, we also enhance their awareness of physiological health and hygiene, safeguarding their confident and healthy growth with thoughtful care.

「她友力」公益項目

我們持續開展「她友力」項目，重點關注發展中地區青春期女性的生理健康問題，在幫助受助群體實現衛生用品自由的同時，提升她們的生理衛生健康意識，用細緻的關懷守護她們自信健康成長。

Case: "Red Power" Public Welfare Project Donates Supplies and Offers Health Education Lectures to Schools
案例：「她友力」公益項目向學校捐贈物資並開設科普課堂

In May 2025, the "Red Power" public welfare project donated supplies and offered health education lectures to two schools in Zhoukou City, Henan Province, providing strong support for the healthy growth of rural girls, enabling them to truly feel social care, and effectively solving practical issues they face. We further enhanced the brand's social image, encouraging more parties to participate in the cause of supporting rural girls. During the Reporting Period, over RMB260,000 was invested in this project, and we continued to mobilize all sectors to join the cause of supporting rural girls.

2025年5月，「她友力」公益項目向河南省周口市兩所學校捐贈物資並開設科普課堂，為鄉村女孩的健康成長提供有力支持，讓她們切實感受到社會關懷，有效解決了成長中的實際問題。我們進一步提升品牌的社會形象，帶動更多力量參與到鄉村女孩幫扶事業中。報告期內，本項目投入超人民幣26萬元，持續號召多方力量共同投身於鄉村女孩幫扶事業。




"Pet Protection Foundation" Project

In 2023, MINISO, in collaboration with the Beijing Loving Animals Foundation (the "**TA Foundation**"), donated RMB10 million to establish the Pet Protection Foundation. Adhering to the philosophy of professionalism, care, and symbiosis, this Foundation helps build an ecologically harmonious and animal-friendly society from three dimensions: ecological governance, human-pet friendliness, and efficient management.

「小動物保護公益基金」項目

2023年，名創優品聯合北京愛它動物保護公益基金會（「它基金」），出資人民幣1,000萬元設立小動物保護公益基金。該基金秉持專業、關愛、共生的理念，從生態治理、人寵友好、治理高效三個維度助力構建生態和諧與動物友好的社會。

 **Case: "Hey, Don't Call Me Village Dog" Public Welfare Campaign**
案例：「人，別叫我土狗」公益活動

In March 2025, MINISO launched the "Hey, Don't Call Me Village Dog" public welfare campaign to speak up for Chinese native dogs. Subway light boxes and commercial area screens in Shanghai and Guangzhou conveyed the campaign concept, with many stores setting up public welfare zones and special adoption events for native dogs simultaneously held in eleven cities, achieving a total of 130 million exposures and over 2.53 million interactions, with donations exceeding RMB230,000.

2025年3月，名創優品發起「人，別叫我土狗」公益活動，為中華本土犬正名發聲。上海、廣州的地鐵燈箱和商圈大屏傳遞着活動理念，多家門店設立公益專區，十一城同步開展本土犬領養專場，累計獲得1.3億曝光與253萬+人次互動，捐贈超人民幣23萬元。




 Case: "From Strays to Heroes – Give us a Lift" Scientific Rescue Public Welfare Project Site
案例：「人，狗想上岸，求撈撈」科學救助公益項目

In October 2025, MINISO launched the "From Strays to Heroes – Give us a Lift" scientific rescue public welfare project, helping stray dogs transform into rescue dogs. We carried out promotional activities in business districts, subways, and stores in five major cities including Beijing and Shanghai. The initiative achieved over 56 million total exposures, with 1.35 million person-times of public engagements. Two potential stray dogs entered professional institutions for training. The project also received spontaneous endorsement from Shenzhen's cultural and tourism authorities, building a bridge between stray dogs and social rescue.

2025年10月，名創優品推出「人，狗想上岸，求撈撈」科學救助公益項目，助力小流浪變身搜救犬。我們在北京、上海等五大城市的商圈、地鐵和門店開展宣傳活動。項目總曝光量超5,600萬，公眾參與人次達135萬，兩隻潛力小流浪犬進入專業機構受訓，獲得深圳文旅自發傳播背書，為流浪犬和社會救援架起橋樑。





 Case: Stray Cat Assistance Project
案例：流浪貓幫扶行動

During the Reporting Period, we donated a cumulative total of 1 ton of cat food to stray cats in Liuhua Lake Park, Yuexiu District, Guangzhou. We also assisted the park in completing the sterilization of 126 stray cats, striving to build a harmonious community environment for humans and pets.

報告期內，我們累計為廣州市越秀區流花湖公園的流浪貓捐贈1噸貓糧，同時助力公園完成126隻流浪貓的絕育工作，努力構建人寵和諧的社區環境。




Focusing on Social Demands
關注社會需求

Encouraging Volunteer Services

We encourage employees to actively participate in volunteer service and community welfare causes, providing support within their capabilities to disadvantaged groups and spreading warmth. To encourage employees to actively engage in public welfare activities, we have formulated a star-rating and point management system, whereby employees accumulate points and receive rewards based on their participation.

Contributing to Community Building

We actively integrate into local communities, carry out school public welfare activities, launch cultural IPs, and actively participate in various public welfare projects, achieving mutual sustainable development between the Company and local communities.

During the Reporting Period, at the awarding ceremony for the second batch of National Games "City Partner", MINISO was awarded the title of "City Partner" by Mr. Sun Zhiyang, Mayor of Guangzhou, promoting the deep integration of cultural and creative consumption and the sports economy, injecting cultural and creative momentum into the city's high-quality development.

鼓勵志願服務

我們倡導僱員積極投身志願服務與社區公益事業，為困難群體提供力所能及的幫扶，傳遞人間溫暖。為鼓勵僱員積極踐行公益，我們制定評星定級積分管理辦法，對參與志願服務的僱員按活動情況累計積分並給予獎勵。

助力社區建設

我們積極融入當地社區，開展學校公益活動，推出文化IP形象，身體力行參與各類公益項目，實現公司與運營地社區的共同可持續發展。

報告期內，在全運會第二批「城市合夥人」授牌儀式上，名創優品獲廣州市市長孫志洋授牌「城市合夥人」，推動文創消費與體育經濟深度融合，為城市高質量發展注入文創動能。

Case: Original IP Image "Lychee DUNDUN Chicken" Spreads National Games Culture and City Character
案例：原創IP形象「荔枝墩墩雞」傳播全運文化與城市氣質

During the Reporting Period, we integrated the Lingnan lychee cultural imagery with the cute characteristics of the popular brand IP "DUNDUN Chicken", launching the original IP image "Lychee DUNDUN Chicken". This IP made its debut at the Guangzhou Middle School Sports Day, participating in parades, fun competitions and other activities together with the "Gift Family", "Penpen", and the National Games mascots.

報告期內，我們以嶺南荔枝文化意象融合品牌熱門IP「墩墩雞」的萌趣特質，推出原創IP形象「荔枝墩墩雞」。該IP首次亮相於廣州中學運動會，與「吉福特家族」「Penpen」及全運會吉祥物共同參與巡遊、趣味賽事等活動。





Case: "Love Relay, Happy Together" Public Welfare Campaign
案例：「愛的接力，開心同行」公益活動

In December 2025, the MINISO Hong Kong team, in collaboration with PLK Dr. Jimmy Wong Chi-Ho (Tin Sum Valley) Primary School, held the "Love Relay, Happy Together" public welfare campaign, with over 600 teachers, students, parents, and brand volunteers participating, conveying the concept of "Life is for fun". The event featured interactive sessions and fun games, with children gaining experiences and gifts through participation. The school and the brand exchanged thank-you gifts and well wishes.

2025年12月，名創優品香港團隊聯合保良局王賜豪（田心谷）小學舉辦「愛的接力，開心同行」公益活動，超600名師生、家長及品牌義工參與，傳遞「為開心而生」的理念。活動設置互動環節與趣味遊戲，孩子在參與中收穫體驗與禮品，校方與品牌互贈感謝禮並寄語。





Case: MINISO Hong Kong × Po Leung Kuk Mrs. Chan Nam Chong Memorial Primary School | Friendly Back-to-School Cheer Station Event
案例：MINISO香港×保良局陳南昌夫人小學|友愛開學加油站活動

In September 2025, the MINISO Hong Kong team, in collaboration with Po Leung Kuk Mrs. Chan Nam Chong Memorial Primary School held the "Friendly Back-to-School Cheer Station" event, sending care and support to underprivileged students. This activity was a new attempt at public welfare in Hong Kong by MINISO, conveying warmth through speeches, interactive games and other segments. Children gained happiness and back-to-school gifts through participation, demonstrating the enterprise's sense of social responsibility.

2025年9月，名創優品香港團隊聯合保良局陳南昌夫人小學舉辦「友愛開學加油站」活動，向基層學童送上關懷與支持。此次活動是名創優品在港公益新嘗試，通過致辭、互動遊戲等環節傳遞溫暖，孩子們在參與中收穫快樂與開學禮，展現了企業的社會責任擔當。





Caring for Overseas Communities
關心海外社區

MINISO cares about the operation and development of overseas communities, actively carrying out public welfare actions in various operating locations globally. We maintain ongoing engagement with local communities and host events such as sharing days. We donate materials and food to communities and groups in need, helping to build necessary sanitation infrastructure. In addition, we support school education and send care to vulnerable groups such as children, spreading brand love to all parts of the world, striving to create a more inclusive and compassionate society.

名創優品關心海外社區的運營與發展，積極於全球各運營地開展公益行動。我們保持與社區持續溝通，開展分享日等溝通活動。我們向有需要的社區及群體捐贈物資與糧食，幫助修建必要的衛生基礎設施。此外，我們支持學校教育並為兒童等弱勢群體送去關懷，將品牌愛心傳遞至世界各地，努力創造一個更加包容和有溫度的社會。

 **Case: U.S. Market Family Day Public Welfare Campaign**
案例：美國市場家庭日公益活動

During the Reporting Period, the U.S. team held a Family Day public welfare campaign at the New Victory Theater in New York's Times Square, donating 400 branded plush toys to children participating in on-site interactions, delivering happiness and care through warm gifts. The Group deepens its connection with local communities and fulfills its corporate social responsibility. Through such activities that blend cultural entertainment with public welfare, we hope to create beautiful memories for more young people and contribute to harmonious development of local communities.

報告期內，美國市場於紐約時代廣場New Victory劇院舉辦家庭日公益活動，向參與現場互動的兒童捐贈400個品牌毛絨玩偶，以溫暖禮物傳遞快樂與關愛。本集團深耕當地社區、踐行企業社會責任，期望通過此類文化娛樂與公益相結合的活動，為更多青少年創造美好回憶，助力社區和諧發展。






Case: Peru Market Public Welfare Campaign: Bringing Warm Companionship to Children with Special Needs
案例：秘魯市場公益活動：為特殊兒童送去溫暖陪伴

During the Reporting Period, the Peru team, together with local public welfare organization PerúPendiente, visited a school in Lurigancho-Chosica, bringing moments of warmth to children at a special education center. Nearly 3,000 gifts were handed out to the children, making them feel happiness and warmth, and allowing the power of public welfare to spread on campus.

報告期內，秘魯市場與本地公益組織PerúPendiente一同走進盧裏岡喬卡拉蓬戈的校園，為特殊教育中心的孩子們送去了特別的溫暖。近3,000份禮物被一一送到孩子們手中，讓孩子們感受到快樂與溫暖，也讓公益的力量在校園裏傳遞。






Case: Guatemala Sharing Day Activity: Safeguarding the Health of Guatemalan Children
案例：危地馬拉SharingDay活動：守護危地馬拉兒童健康

During the Reporting Period, the Guatemala's Oakland Store held the "Sharing Day" activity, aiming to rally community support for children's health. All of the store's revenue that day, together with additional donations, was donated to the Puente Foundation (a local public welfare foundation) to specifically help combat chronic child malnutrition. Every purchase became an act of love, safeguarding the healthy growth of children together with consumers.

報告期內，危地馬拉奧克蘭門店舉辦「Sharing Day分享日」活動，旨在凝聚社會力量關注兒童健康。當日門店全部收入及額外善款將捐贈給Puente基金會（本地公益基金會），專門幫助對抗兒童慢性營養不良。每一筆消費都變成了一份愛心，和消費者一起為孩子們的健康成長保駕護航。







Case: Réunion team "ODYSSEA Ocean Exploration" Public Welfare Action: Supporting Breast Cancer Prevention and Treatment
案例：留尼汪團隊「ODYSSEA海洋探索」公益行動：助力乳腺癌防治公益

During the Reporting Period, the Réunion team participated in the 2025 "ODYSSEA Ocean Exploration" breast cancer prevention and treatment public welfare initiative, actively fulfilling its social responsibility. We formed a 50-member charity team and participated in two charity events: a 5km walk and a 10km run. Every step embodies our support for the cause of the breast cancer prevention and treatment, demonstrating the brand's social responsibility shine through action.

報告期內，留尼汪團隊參與2025年「ODYSSEA海洋探索」乳腺癌防治公益行動，積極履行社會責任。我們組建50人公益團隊，並參與5公里健走和10公里跑步兩項公益賽事。每一步都飽含着對乳腺癌防治事業的支持，也讓品牌的社會責任在汗水裏閃閃發光。







Case: Malaysia Team Participates in Chinese Primary School Charity Bazaar Activity
案例：馬來西亞市場參與華文小學義賣會活動

During the Reporting Period, the Malaysia team visited a local Chinese primary school, actively participating in the school's charity bazaar activity. We selected a range of products for the charity sale and donated all proceeds to the school. This fund was used to support school education programs and student welfare, turning the brand's public welfare commitment into action.

報告期內，馬來西亞市場走進當地華文小學，積極參與學校舉辦的義賣會活動。我們挑選部份產品參與義賣，並將活動產生的全部收益捐贈給學校。這筆款項用於支持學校教育項目及學生福利，讓品牌的公益初心落到實處。




Fostering a Beautiful Environment through Green Development

循綠而興　營造美好環境

Green development is the core of sustainable business operations. MINISO adheres to the concept of green development, continuously promoting green product innovation, establishing and improving governance structures and risk management processes related to climate change, and taking multiple measures to continuously enhance corporate climate resilience. In addition, through measures such as adopting clean energy and green office practices, we deepen the green transformation of daily operations, improve resource utilization efficiency, and contribute to the development of ecological civilization.

綠色發展是企業可持續經營的核心底色。名創優品秉持綠色發展理念，持續推動綠色產品創新，建立健全應對氣候變化相關的治理架構和風險管理流程，多措並舉持續提升企業氣候韌性。同時，我們通過應用清潔能源、綠色辦公等舉措，深化日常運營過程中的綠色轉型，提升資源使用效率，助力生態文明建設。

Topics Responded in This Section

本章回應議題

Product Carbon Footprint
Water Resources Management
Energy Management
Waste Management
Response to Climate Change
Biodiversity Conservation

產品碳足跡
水資源管理
能源管理
廢棄物管理
應對氣候變化
生物多樣性保護

Response to the SDGs in This Section

本章回應SDGs

   
  

   
  





Response to Climate Change
氣候變化應對

Management Concept

MINISO deeply recognizes the long-term impact of climate change on its business operations and society, and strives continuously to cooperate with consumers, suppliers and other stakeholders to jointly promote sustainable development. In 2025, we gained a deeper understanding of the Hong Kong Stock Exchange's new climate-related disclosure requirements (the "**New Climate Regulations**") under the *ESG Code*, systematically advancing climate-related work in core areas such as governance, strategy, risk management, indicators and targets. We have conducted risk and opportunity analysis under different climate scenarios, identifying the potential impacts of transition and physical risks on the Company, and optimizing risk management mechanisms and emission reduction paths accordingly. Looking ahead, MINISO will continue to follow the latest requirements of the Hong Kong Stock Exchange for climate information disclosure, strengthen climate resilience building, actively fulfill corporate responsibilities, and contribute to achieving low-carbon transformation and a sustainable future.

Governance

As the highest governance body for the Group's sustainable development, the Board is responsible for formulating climate strategy, reviewing climate-related risk management policies, setting climate goals and monitoring progress toward targets, as well as overseeing the Group's medium and long-term climate transition investment plans. The Company is committed to regularly discussing progress related to climate action at Board meetings annually, with the Board receiving reports from the Company's operating management on measures to address climate and sustainable development-related risks and opportunities, sustainable investment plans, and reports, work plans, performance target setting and tracking on major climate and sustainable development issues, and reviews and approves major operational matters, overseeing climate-related risks and opportunities. The Board supervises climate risk management through the Audit Committee, ensuring the Group maintains robust business operations and long-term sustainable development under different climate scenarios, with the Audit Committee regularly reports to the Board.

管理理念

名創優品深刻重視氣候變化對自身業務營運及社會所帶來的長期影響,並持續致力於與消費者、供應商及其他利益相關方攜手合作,共同推動可持續發展。2025年,我們更加深入理解香港交易所《ESG守則》新的氣候相關披露規定(「**新氣候規定**」)要求,持續在管治、策略、風險管理、指標與目標等核心領域系統性地推進氣候相關工作。我們已開展針對不同氣候情景的風險與機遇分析,識別公司在轉型與物理風險下的潛在影響,並據此優化風險管理機制與減排路徑。展望未來,名創優品將持續跟進香港聯交所對氣候信息披露的最新要求,強化氣候韌性建設,積極履行企業責任,為實現低碳轉型與可持續未來作出貢獻。

管治

董事會作為集團可持續發展事務的最高管治機構,負責制定氣候戰略,審查與氣候相關的風險管理政策、制定氣候目標和監督目標進展,以及集團的中長期氣候轉型投資計劃。公司致力於每年定期在董事會會議上討論氣候行動的相關進展,由董事會聽取公司經營管理層對應對氣候和可持續發展相關風險與機遇的舉措、可持續投資計劃,以及關於重大氣候和可持續發展問題的報告、工作計劃、績效目標設定和跟蹤情況,並審視及批准重大運營事項,監管氣候相關風險和機遇。董事會通過審計委員會監督氣候風險管理,確保集團在不同氣候情景下維持業務的穩健運作與長期可持續發展,並定期向董事會匯報。

At the Group level, the Company has established an ESG Leadership Team, regularly analyzing the Group's business operations and product portfolio, market challenges, green policy trends and supply chain conditions, etc., identifying and assessing climate-related risks, and formulating response strategies, and reports regularly reporting relevant risks, impacts and response progress to the Board annually. The Company's CEO is responsible for leading the implementation of climate-related work, including identifying climate risk lists, assessing climate risk response measures, and communicating relevant emission reduction target settings with multiple departments.

To effectively respond to climate change risks and improve environmental management effectiveness, overall ESG performance and climate governance effectiveness have been incorporated as key assessment criteria for the CEO's variable remuneration, continuously driving value chain participants to actively participate in the low-carbon transition. In addition, the Company conducts climate-related training to enhance the climate knowledge and skills of the Board and ESG-related management personnel, providing support for the Company's climate issue decision-making.

For details on the responsibilities and division of labor at various management levels, please refer to the ESG Governance section of this Report.

Strategy

MINISO attaches great importance to climate-related risks and their management capabilities, and systematically identifies climate change risks and opportunities that may affect the Company's business operations and financial performance. To comprehensively assess the potential risks and opportunities faced by the Group itself and its value chain under different climate paths, we evaluate climate risks and their financial impacts across three time dimensions: short-term (within the next year), medium-term (next year to 2030), and long-term (2031 to 2050) - under different global warming scenarios, including low-emission and high-emission scenarios, in line with the time frame of our greenhouse gas emission reduction targets, providing a scientific basis for the Company to formulate forward-looking and resilient risk management strategies.

Physical Risks

Physical risks refer to the direct impacts of changes in climatic conditions on the Company's operations and long-term development, including acute physical risks (such as typhoons, floods and other extreme weather events) and chronic physical risks (such as long-term trends like rising average temperatures and gradual sea level rise). This year, MINISO continued to adopt

在集團層面，公司成立了ESG領導小組，定期分析集團業務運營及產品結構、市場挑戰、綠色政策趨勢及供應鏈情況等，識別並梳理氣候相關風險，並制定應對策略，每年定期向董事會匯報相關風險、影響及應對進展。公司CEO負責牽頭執行氣候相關工作，包括識別氣候風險清單，梳理氣候風險應對舉措，並與多個部門溝通相關減排目標設定。

為有效應對氣候變化風險並提升環境管理效能，ESG整體表現與氣候治理成效已作為CEO可變薪酬的重要考核維度，以持續推動價值鏈的參與者積極參與低碳轉型。同時，公司開展氣候相關培訓以提升董事會及ESG相關管理人員的氣候知識與技能，為公司氣候問題決策提供支持。

關於各管理層級的職責與分工，請查閱本報告ESG管治章節。

策略

名創優品高度重視氣候相關風險及其管理能力，並系統性地識別可能對公司業務運營及財務表現產生影響的氣候變化風險與機遇。為全面評估集團自身及價值鏈在不同氣候路徑下面臨的潛在風險與機遇，我們結合設定的溫室氣體減排目標的時間框架，對短期（未來1年內）、中期（未來1年至2030年）及長期（2031年至2050年）三個時間維度評估在不同全球溫升情景下的氣候風險及其財務影響，包括低排放和高排放情景，為公司制定前瞻性、彈性的風險管理策略提供科學依據。

物理風險

物理風險指氣候條件變化對公司運營與長期發展所產生的直接影響，包括急性物理風險（如颱風、洪水等極端天氣事件）和慢性物理風險（如平均氣溫升高、海平面緩慢上升等長期趨勢）。本年度，名創優品依據聯合國政府間氣候變化專門委員會(IPCC)第六次評估報告(AR6)提出的

SSP1-2.6 (low-emission scenario) and SSP5-8.5 (high-emission scenario) from the Shared Socioeconomic Pathways (SSPs) proposed in the Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report (AR6) scientific framework, conducting systematic screening and analysis of key physical risks. This assessment comprehensively considers key indicators such as temperature rise, sea level change, increased frequency and intensity of extreme weather events, and changes in precipitation. It covers multidimensional uncertainties arising from the asynchronous evolution of global policies, inherent limitations of climate physical models, and complex interactions between supply chain cost fluctuations and the commercialization path of low-carbon technologies, providing solid data support for enhancing climate resilience and formulating adaptation strategies.

科學框架，繼續採用共享社會經濟路徑(Shared Socioeconomic Pathways, SSPs)中的SSP1-2.6（低排放情景）與SSP5-8.5（高排放情景），對重點物理風險開展了系統性篩查與分析。本次評估全面考量氣溫上升、海平面變化、極端天氣事件的頻率與強度增加，以及降水量改變等關鍵指標。涵蓋了由於全球政策演變異步性、氣候物理模型固有侷限性，以及供應鏈成本波動與低碳技術商業化路徑之間的複雜交互作用所帶來的多維不確定性，為提升氣候韌性、制定適應性策略提供堅實的數據支撐。

Scenario Type 情景類型	Scenario Selection 情景選擇	Scenario Source 情景來源	Scenario Application Description 情景應用說明	Scenario Projection[7] 情景預測[7]
Low-emission Scenario 低排放情景	SSP1-2.6	Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report (AR6) 政府間氣候變化專門委員會(IPCC)第六次評估報告(AR6)	Rapid transition from a fossil fuel-dependent economy to a renewable energy-driven economy, with many countries beginning to implement strong climate mitigation measures to control global warming within 2.0°C above pre-industrial levels (1850) by the end of this century. 從依賴化石燃料經濟快速轉變為可再生能源驅動的經濟，且多國開始實施強有力的氣候減緩措施，以控制本世紀全球變暖幅度不超過工業革命前（1850年）2.0℃。	• Average Temperature[8]: Increase of 1.9°C • High Temperature Days[9]: Increase of 4.4 days • Consecutive Dry Days[10]: Increase of 0.6 days • Average Sea Level[11]: Rise of 0.2 m • Total Precipitation[12]: Increase of 1.3% • Extreme Climate[13]: Some increase in frequency and intensity • 平均氣溫[8]：上升1.9℃ • 高溫天數[9]：增加4.4天 • 連續無降水日數[10]：增加0.6天 • 平均海平面高度[11]：上升0.2米 • 總降水量[12]：增加1.3% • 極端氣候[13]：頻率和強度一定程度上增加

7 Source: Intergovernmental Panel on Climate Change (IPCC) Working Group I (WGI) Sixth Assessment Report and CMIP6 climate models.

8 Refers to the change in China's average temperature by 2050 compared to the 1850-1900 baseline.

9 High temperature days refer to days with a maximum daily temperature reaching 35°C or above. This indicates the change in the number of high temperature days in China by 2050 compared to the 1850-1900 baseline.

10 Consecutive dry days refer to the total number of days with daily precipitation less than 1 millimeter occurring consecutively. This indicates the change in the number of consecutive dry days in China by 2050 compared to the 1850-1900 baseline.

11 Refers to the change in China's average sea level by 2050 compared to the 1955-2014 baseline.

12 Refers to the change in China's total precipitation by 2050 compared to the 1850-1900 baseline.

13 Refers to the change in the frequency and intensity of extreme climate events in China by 2050 compared to the 1850-1900 baseline.

7 來源：政府間氣候變化專門委員會(IPCC)工作組(WGI)第六次評估報告和CMIP6氣候模型。

8 指到2050年中國平均氣溫較1850-1900年的變化情況。

9 高溫天數為日最高溫度達到35℃及以上的天數，此處指到2050年中國高溫天數較1850-1900年的變化情況。

10 連續無降水日數為日降水量小於1毫米的天數連續出現的總日數，此處指到2050年中國連續無降水日數較1850-1900年的變化情況。

11 指到2050年中國平均海平面高度較1955-2014年的變化情況。

12 指到2050年中國總降水量較1850-1900年的變化情況。

13 指到2050年中國極端氣候出現的頻率與強度較1850-1900年的變化情況。

Scenario Type 情景類型	Scenario Selection 情景選擇	Scenario Source 情景來源	Scenario Application Description 情景應用說明	Scenario Projection[7] 情景預測[7]
High-emission Scenario 高排放情景	SSP5-8.5	Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report (AR6) 政府間氣候變化專門委員會(IPCC)第六次評估報告(AR6)	Due to continued exploitation of fossil fuels as the primary energy source to drive global economic growth, greenhouse gas emissions are expected to remain at high levels until 2100, which may exacerbate the occurrence of extreme weather events. 由於持續開採化石燃料作為主要能源以推動全球經濟增長，預計到2100年之前的溫室氣體排放將處於高水平，這可能加劇極端天氣事件的發生。	• Average Temperature[14]: Increase of 2.7°C • High Temperature Days[15]: Increase of 4.7 days • Consecutive Dry Days[16]: Increase of 1.2 days • Average Sea Level[17]: Rise of 0.3 m • Total Precipitation[18]: Increase of 1.6% • Extreme Climate[19]: Significant increase in frequency and intensity • 平均氣溫[14]：上升2.7℃ • 高溫天數[15]：增加4.7天 • 連續無降水日數[16]：增加1.2天 • 平均海平面高度[17]：上升0.3米 • 總降水量[18]：增加1.6% • 極端氣候[19]：頻率和強度大幅增加

Considering the Group's business model and value chain distribution, we further deepened the physical risk scenario analysis of climate change, systematically assessing five types of physical risks that have a profound impact on the Company's business under different climate scenarios and time dimensions. This scenario analysis covers the Chinese mainland market, including all directly operated stores and warehouses of the MINISO and TOP TOY brands. The analysis results show that under the current store and warehouse layout, typhoons, heavy rainfall, and average temperature rise events have the greatest impact on the operational network. By 2030, due to the concentration of stores and warehouses in the southeastern coastal areas, typhoons will become the most significant physical risk; by 2050, with the intensification of climate change, the impact of heavy rainfall and related flood risks, wildfires, and average temperature rise is expected to increase significantly.

結合集團業務模式及價值鏈分佈，我們進一步深化氣候變化物理風險情景分析，針對五類對公司業務產生深遠影響的物理風險，在不同氣候情景及時間維度下開展系統評估。本次情景分析覆蓋中國內地市場，涵蓋名創優品及TOP TOY品牌所有直營門店與倉庫。分析結果顯示，在當前門店與倉庫佈局下，颱風、強降雨及平均氣溫上升事件對運營網絡的影響最大。到2030年，由於門店與倉庫集中於東南沿海地區，颱風將成為最顯著的物理風險；到2050年，隨着氣候變化加劇，強降雨及相關洪澇風險、野火與平均氣溫上升的影響預計將顯著上升。

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[14] Refers to the change in China's average temperature by 2050 compared to the 1850-1900 baseline.

[15] Refers to the change in the number of high temperature days in China by 2050 compared to the 1850-1900 baseline.

[16] Refers to the change in the number of consecutive dry days in China by 2050 compared to the 1850-1900 baseline.

[17] Refers to the change in China's average sea level by 2050 compared to the 1955-2014 baseline.

[18] Refers to the change in China's total precipitation by 2050 compared to the 1850-1900 baseline.

[19] Refers to the change in the frequency and intensity of extreme climate events in China by 2050 compared to the 1850-1900 baseline.

[14] 指到2050年中國平均氣溫較1850-1900年的變化情況。

[15] 指到2050年中國高溫天數較1850-1900年的變化情況。

[16] 指到2050年中國連續無降水日數較1850-1900年的變化情況。

[17] 指到2050年中國平均海平面高度較1955-2014年的變化情況。

[18] 指到2050年中國總降水量較1850-1900年的變化情況。

[19] 指到2050年中國極端氣候出現的頻率與強度較1850-1900年的變化情況。

Risk Legend 風險圖示: Low 低 | Medium 中 | High 高

Risk Types and Scenarios 風險類型及情景		Warehousing and Distribution 倉儲及配送: Short-term 短期	Warehousing and Distribution 倉儲及配送: Medium-term 中期	Warehousing and Distribution 倉儲及配送: Long-term 長期	Sales and Services 銷售與服務: Short-term 短期	Sales and Services 銷售與服務: Medium-term 中期	Sales and Services 銷售與服務: Long-term 長期
Acute 急性							
Typhoon 颱風	SSP1-2.6	Low	Medium	Medium	Low	Medium	Medium
	SSP5-8.5	Low	High	High	Low	High	High
Flooding Along Rivers 沿河洪澇	SSP1-2.6	Low	Low	Low	Low	Low	Low
	SSP5-8.5	Low	Low	Medium	Low	Low	Medium
Wildfire 野火	SSP1-2.6	Low	Low	Low	Low	Low	Low
	SSP5-8.5	Low	Low	Medium	Low	Low	Medium
Chronic 慢性							
Rainfall 降雨	SSP1-2.6	Low	Medium	Medium	Low	Medium	Medium
	SSP5-8.5	Low	Medium	High	Low	Medium	High
Average Temperature Rise 平均氣溫上升	SSP1-2.6	Low	Medium	Medium	Low	Medium	Medium
	SSP5-8.5	Low	Medium	High	Low	Medium	High

For the identified physical risks, the Company conducts in-depth value chain impact assessments, systematically analyses risk transmission channels, assesses the impact on key financial indicators, and adopts resilience-building measures.

針對已識別的物理風險，公司對其深入開展價值鏈影響評估，系統性分析風險傳導路徑，評估關鍵財務指標的影響，並採取韌性建設舉措。

Risk Type 風險類型	Risk Factor 風險因素	Impact Period 影響時期	Impact Channels and Affected Business 影響路徑及受影響業務	Value Chain Impact Dimension 價值鏈影響層面	Financial Impact Description 財務影響說明	Resilience Building Measures 韌性建設舉措
Acute 急性	Typhoon 颱風	Short-term, Medium-term, Long-term 短期、中期、長期	• May cause logistics delays and supplier shutdowns, affecting the normal operation of the supply chain and logistics. • 可能導致物流延誤和供應商停工，影響供應鏈與物流的正常運轉。 • May cause structural damage to stores and warehouse facilities, forcing partial business suspension. • 可能對門店、倉儲設施的結構造成破壞，迫使部分業務暫停運營。	Upstream Suppliers, Core Operations, Clients 上游供應商、核心運營、客戶	• Increases transportation and inventory holding costs, negatively impacting operating profit margins. • 增加運輸和庫存持有成本，對營業利潤率造成負面影響。 • Increases maintenance costs and reduces operating income for the same period. • 增加維護費用並減少同期營業收入。 • Insurance costs are incurred to hedge against potential asset losses and business interruption risks. In 2025, the Company invested approximately RMB850 thousand in insurance costs for warehousing and logistics. • 為對沖潛在的資產損失與業務中斷風險，需支付相應的保險費用，2025年，公司於倉儲物流端投入約人民幣85萬元保險費用。	• Enhance supply chain resilience, establish diversified supply chains and inventory strategies to ensure rapid resource allocation during disasters. • 增強供應鏈韌性，建立多元化供應鏈與庫存策略，確保災害期間資源快速調配。 • Improve facility disaster resistance, upgrade disaster prevention designs for stores and warehouses. • 提升設施抗災能力，升級門店和倉儲設施的防災設計。 • Establish meteorological monitoring and early warning mechanisms, regularly organize special training for employees on responding to severe weather. • 建立氣象監測與預警機制，常態化組織僱員開展惡劣天氣應對專項培訓。 • Implement dynamic distribution management based on weather change trends, flexibly adjust departure and arrival times to avoid transportation risks during severe weather periods, ensuring timely and safe delivery of goods. • 結合天氣變化趨勢實施動態配送管理，靈活調整發車與到貨時間，規避惡劣天氣時段的運輸風險，確保貨物準時、安全送達。

Risk Type 風險類型	Risk Factor 風險因素	Impact Period 影響時期	Impact Channels and Affected Business 影響路徑及受影響業務	Value Chain Impact Dimension 價值鏈影響層面	Financial Impact Description 財務影響説明	Resilience Building Measures 韌性建設舉措
	Flooding Along Rivers 沿河洪澇	Short-term, Medium-term, Long-term 短期、中期、長期	• May disrupt major logistics routes, affecting product delivery efficiency from suppliers to stores, international and regional supply chains in particular may be severely impacted. • 可能中斷主要物流路線，影響從供應商到門店的產品交付效率，尤其是國際和區域供應鏈可能受到嚴重影響 • May cause flooding of stores and warehouses, leading to infrastructure damage and inventory losses, especially for stores and warehouses located in low-lying areas. • 可能導致門店和倉庫被淹沒，造成基礎設施損壞和存貨損失，尤其是位於低窪地區的門店與倉庫。	Upstream Suppliers, Core Operations, Clients 上游供應商、核心運營、客戶	• Affects transportation efficiency and causes a reduction in operating income. • 影響運輸效率，並造成營業收入的減少。 • Causes asset losses and increases repair and compensation costs. • 造成資產損失並增加維修和補償成本。	• Establish diversified supplier systems in high-flood-risk areas, ensure flexibility in logistics routes, and deploy backup inventory to respond to supply chain disruptions. • 在洪水高風險地區建立多元化供應商體系，確保物流路線的靈活性，並部署備用庫存以應對供應鏈中斷。 • Install flood barriers, pumping systems in stores and warehouses, and increase inventory storage height to reduce direct damage to facilities and products from flooding. • 在門店和倉儲設施內安裝防洪屏障、抽水系統和提高存貨儲存高度，減少洪水對設施和產品的直接損害。 • Initiate special risk inspections of warehouse buildings and facilities prior to severe weather warnings during the rainy season. Implement "prompt rectification of identified safety hazards" for identified safety hazards, enhance the flood defense capability of warehouses. • 在雨季天氣預警前，啓動倉庫建築及設施的專項風險排查。對發現的安全隱患實施「立查立改」，強化庫房防汛能力。

Risk Type 風險類型	Risk Factor 風險因素	Impact Period 影響時期	Impact Channels and Affected Business 影響路徑及受影響業務	Value Chain Impact Dimension 價值鏈影響層面	Financial Impact Description 財務影響說明	Resilience Building Measures 韌性建設舉措
	Wildfire 野火	Short-term, Medium-term, Long-term 短期、中期、長期	• Stores or warehouses may be threatened by wildfires or affected by smoke, leading to facility damage or business suspension. • 門店或倉庫可能受到野火威脅或煙霧侵害，導致設施損壞或停業。 • Employee safety is threatened, and transportation disruptions may impact normal operations and reduce productivity. • 僱員安全受到威脅，交通中斷可能影響正常運營並降低生產力。	Upstream Suppliers, Core Operations, Clients 上游供應商、核心運營、客戶	• Causes asset damage, increased maintenance costs, and business interruption, directly reducing sales revenue and increasing insurance and reconstruction expenses. • 造成資產損毀、維修成本上升及營業中斷，直接減少銷售收入並增加保險與重建支出。 • Staff absenteeism and decreased operational efficiency indirectly affect store service capacity and operating income. • 人力缺勤與運營效率下降間接影響門店服務能力和營業收入。	• Improve facility disaster resistance, install fire protection equipment for stores and warehouses, install air purification systems to reduce smoke impact. • 提升設施防災能力，為門店和倉庫安裝防火設備，設置空氣淨化系統以減少煙霧影響。 • Ensure employee safety, develop employee safety plans, provide personal protective equipment and remote work options. • 僱員安全保障，制定僱員安全計劃，提供個人防護裝備和遠程工作選項。

Risk Type 風險類型	Risk Factor 風險因素	Impact Period 影響時期	Impact Channels and Affected Business 影響路徑及受影響業務	Value Chain Impact Dimension 價值鏈影響層面	Financial Impact Description 財務影響說明	Resilience Building Measures 韌性建設舉措
Chronic 慢性	Rainfall 降雨	Medium-term to Long-term 中期至長期	• Heavy rain may cause flooding, power outages, or infrastructure damage to stores and warehouses. • 暴雨可能造成門店與倉庫淹水、電力中斷或基礎設施受損。 • Employee commuting may be disrupted by rainfall, leading to labor shortages and reduced store service efficiency. • 僱員通勤可能因降雨受阻，導致人力資源短缺和門店服務效率下降。	Upstream Suppliers, Core Operations, Clients 上游供應商、核心運營、客戶	• Increases maintenance and operating costs. • 增加維修與營運成本 • Decreased customer footfall affects store revenue. • 顧客到店率下降，影響門店營收。 • Decreased service efficiency leads to reduced sales revenue. • 服務效率下降導致銷售收入減少。	• Improve drainage and moisture resistance capabilities of stores and warehouses, equip with backup power and emergency repair plans. • 提升門店與倉庫排水與防潮能力，配備備用電力和應急維修計劃。 • Strengthen extreme weather early warning and emergency planning to ensure employee safety and reduce the impact of precipitation on service efficiency. • 強化極端天氣預警與應急計劃，確保僱員安全並減少降水對服務效率的影響。

Risk Type 風險類型	Risk Factor 風險因素	Impact Period 影響時期	Impact Channels and Affected Business 影響路徑及受影響業務	Value Chain Impact Dimension 價值鏈影響層面	Financial Impact Description 財務影響說明	Resilience Building Measures 韌性建設舉措
	Average Temperature Rise 平均氣溫上升	Medium-term to Long-term 中期至長期	• May lead to higher electricity consumption for air conditioning in stores, warehouses, and office facilities, while reducing customer footfall. • 可能導致門店、倉儲及辦公設施空調用電增加，同時降低顧客到店率。 • High temperatures may cause deterioration or damage to certain products (such as cosmetics, plastic products, etc.). • 高溫可能導致部分產品（如化妝品、塑料製品等）變質或損壞。 • Employees working in high-temperature environments may face health risks, leading to decreased productivity. • 僱員在高溫環境下工作可能面臨健康風險，導致生產力下降。	Upstream Suppliers, Core Operations, Clients 上游供應商、核心運營、客戶	• Increases store air conditioning energy consumption and equipment maintenance costs, leading to increased operating expenses. • 增加門店空調能耗和設備維護成本，導致運營費用上升。 • Reduced customer footfall affects sales revenue. • 顧客到店率降低，影響銷售收入。 • Product deterioration or damage increases return and exchange costs. • 產品變質或損壞，增加退換貨成本。 • Increased expenditure on employee health and safety protection. • 僱員健康安全保障支出增加。	• Equip stores with energy-saving air conditioners and shading facilities, and optimize electricity usage strategies. • 為門店配備節能空調和遮陽設施，並優化電力使用策略。 • Strengthen packaging and storage design for products susceptible to high temperatures to avoid damage or deterioration. • 加強對易受高溫影響產品的包裝與儲存設計，避免損壞或變質。 • Provide cooling facilities to ensure employee safety and maintain productivity, reducing the negative impact of high-temperature environments on operations. • 提供防暑降溫設施，確保僱員安全並維持生產力，減少高溫環境對運營的負面影響。

Transition Risks

Transition risks refer to the risks faced by enterprises in responding to climate change and promoting a green and low-carbon transition due to changes in policies, laws, technologies, and markets. This year, MINISO continued to deepen climate transition risk management by comprehensively assessing policy and regulatory risks, technological risks, market risks, and reputation risks based on macro-environment analysis, industry trend insights, and internal operational data, in conjunction with the International Energy Agency's (IEA) Stated Policies Scenario (STEP) and Net Zero by 2050 (NZE) scenarios, identifying the impact of energy transition and policy changes on the Company's business model, analyzing the Company's transition risks and opportunities under different climate scenarios, and providing a scientific basis for formulating low-carbon transition strategies.

轉型風險

轉型風險是指企業在應對氣候變化、推動綠色低碳轉型過程中，因政策、法律、技術及市場等變化而面臨的風險。本年度，名創優品持續深化氣候轉型風險管理，綜合宏觀環境研判、行業趨勢洞察及內部運營數據，結合國際能源署(IEA)的既定政策情境(Stated Policies Scenario, STEP)和2050年淨零排放情境(Net Zero by 2050, NZE)，系統評估了政策與法規風險、技術風險、市場風險及聲譽風險，識別能源轉型與政策變化對公司商業模式的影響，分析公司在不同氣候情景下的轉型風險與機遇，為制定低碳轉型策略提供科學依據。

Scenario Type 情景類型	Scenario Selection 情景選擇	Scenario Source 情景來源	Scenario Application Description 情景應用說明	Scenario Forecast[20] 情景預測[20]
High-emission Scenario 高排放情景	Stated Policies Scenario (STEP) 既定政策情境	IEA	• This scenario reflects the current policy environment, based on an item-by-item assessment of specific policies in various sectors and announced government policies, providing a baseline for assessing the potential outcomes (and limitations) of recent developments in energy and climate policy. • 該情景反映了當前的政策環境，其基礎是對各部門的具體政策以及政府已宣佈的政策進行逐一評估，為評估能源和氣候政策近期發展的潛在結果（和侷限性）提供基準。	• International Climate Policy: Some countries and regions have not yet established clear climate goals, nor introduced specific implementation plans for climate action. • 國際氣候政策：部分國家和地區尚未確立清晰的氣候目標，亦未出台具體的氣候行動實施方案。 • Total Energy Consumption: Will reach 5.41×10^{20} J by 2050. • 總能源消耗量：將於2050年達到5.41×10^{20}J。 • Renewable Energy Supply: Will reach 2.33×10^{20} J by 2050. • 可再生能源供應量：將於2050年達到2.33×10^{20}J。 • Global Greenho use Gas Emissions: Will reach 29,629 Mt by 2050. • 全球溫室氣體排放量：將於2050年達到29,629兆噸。 • China Carbon Price: Will reach USD 34/tonne by 2050. • 中國碳價格：將於2050年達到34美元／噸。 • International Business Model: Profit-driven business model focuses on short-term financial returns, neglecting environmental and social impacts, with no significant fluctuation in renewable energy portfolios. • 國際商業模式：利潤驅動的商業模式側重於短期財務回報，忽視環境及社會影響，可再生能源組合無明顯波動。

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[20]　　Source: IEA, World Energy Outlook 2025.

[20]　　來源：IEA, World Energy Outlook 2025。

Scenario Type 情景類型	Scenario Selection 情景選擇	Scenario Source 情景來源	Scenario Application Description 情景應用説明	Scenario Forecast[20] 情景預測[20]
Low-emission Scenario 低排放情景	Net Zero by 2050 (NZE) 2050年淨零排放情	IEA	• This scenario is an ideal scenario, referring to successfully achieving the goal of net-zero CO_2 emissions around 2050 through strict climate policies and innovation, limiting global warming to within 1.5°C. • 該情景是一種理想情景，指通過嚴格的氣候政策和創新，成功實現在2050年左右二氧化碳淨零排放的目標，將全球變暖限制在1.5℃以內。	• International Climate Policy: Major countries and regions worldwide announce their own carbon neutrality paths, including China's proposed "Carbon Peak" and "Carbon Neutrality" goals, and with strict implementation. • 國際氣候政策：世界主要國家和地區宣佈各自的碳中和路徑，包括中國提出的「碳達峯」與「碳中和」目標，並嚴格執行。 • Total Energy Consumption: Will reach 3.52×10^{20} J by 2050. • 總能源消耗量：將於2050年達到3.52×10^{20}J。 • Renewable Energy Supply: Will reach 4.01×10^{20} J by 2050. • 可再生能源供應量：將於2050年達到4.01×10^{20}J。 • Global Greenhouse Gas Emissions: Achieve net-zero emissions by 2050. • 全球溫室氣體排放量：將於2050年實現淨零排放。 • China Carbon Price: Will reach USD 200/ton by 2050. • 中國碳價格：將於2050年達到200美元／噸。 • International Business Model: Accelerate the transition from the traditional economic model dependent on fossil fuels to a green economic model driven by renewable energy. • 國際商業模式：加速從依賴化石燃料的傳統經濟模式，轉變為由可再生能源驅動的綠色經濟模式。

In the prioritization analysis of transition risks, base on the Company's business model and value chain distribution, we assessed the priorities of six types of transition risks that impact the Company's strategy and operations, to provide decision support for formulating a scientific and robust sustainable development path.

在轉型風險的優先次序分析中，我們結合公司業務模式及價值鏈分佈，針對六類對公司戰略與運營具有影響的轉型風險，評估其優先次序，為制定科學、穩健的可持續發展路徑提供決策支持。

			Risk Legend 風險圖示	Low 低	Medium 中	High 高

Risk 風險	Category 類別	Description 描述				Overall Risk 整體風險
Transition Risks **轉型風險**	Policy and Regulations 政策及法規	Packaging waste and plastic restriction policies 包裝廢棄物與塑料限制政策				High 高
		Implementation of carbon emission control policies 碳排放管控政策實施				Medium 中
		Strengthened climate response and disclosure requirements 氣候應對及披露要求的加強				Medium 中
	Technology 技術	Environmental and low-carbon technology upgrades 環保低碳技術升級				Medium 中
	Market 市場	Shifts in consumer demand 消費者需求轉變				Low 低
	Reputation 聲譽	Stakeholder concerns 利益相關方關注				Low 低

Under the low-emission scenario, policy regulation is the strictest, and transition risks have the greatest impact on the Company. Therefore, the Company conducted transition risk analysis under the low-emission scenario.

低排放情景下政策監管最嚴格，轉型風險對公司的影響程度最大，因此公司開展了低排放情景下的轉型風險分析。

Risk Type 風險類型	Risk Factor 風險因素	Impact Period 影響時期	Impact Path and Affected Business 影響路徑及受影響業務	Value Chain Impact Level 價值鏈影響層面	Financial Impact Description 財務影響説明	Response Measures 應對舉措
Policy and Regulations 政策及法規	Packaging waste and plastic restriction policies 包裝廢棄物與塑料限制政策	Short-term, Medium-term, Long-term 短期、中期、長期	Governments in many parts of the world are strengthening bans on single-use plastics and packaging recycling requirements, requiring us to invest more resources in environmentally friendly material R&D and supply. 全球多地政府正強化對一次性塑料的禁令及包裝回收要求，我們投入更多資源於環保材料研發和供應	Upstream Suppliers, Core Operations 上游供應商、核心運營	R&D of new packaging increases packaging costs; non-compliant packaging materials increase the Company's compliance costs and affect reputation. 研發新包裝增加包裝成本；包裝材料不合規則增加公司的合規成本，影響聲譽。	Promote the use of biodegradable materials, collaborate with suppliers to develop environmentally friendly packaging, and enhance brand value through green marketing combined with product upgrades. 推進可降解材料的使用，與供應商合作研發環保包裝，並結合產品升級進行綠色營銷提升品牌價值。
	Implementation of carbon emission control policies 碳排放管控政策實施	Medium-term, Long-term 中期、長期	With global attention on climate change, countries are introducing carbon emission control policies. As a global retail company with operations in multiple countries and regions, MINISO may face policies such as carbon taxes and carbon emission allowance trading in the future. 隨着全球對氣候變化的關注，各國紛紛出台碳排放控制政策。名創優品作為業務遍及多個國家和地區的全球零售企業，未來可能需要面對碳税、碳排放配額交易等政策。	Upstream Suppliers, Core Operations 上游供應商、核心運營	Carbon taxes and emission caps may increase production and logistics costs, especially in high-emission supply chain segments, which may further compress profit margins. 碳税和碳排放限額可能增加生產和物流成本，特別是在高排放的供應鏈環節，可能將進一步壓縮利潤率。	Proactively collaborate with suppliers to develop low-carbon products, require suppliers to improve energy efficiency, explore lower-carbon logistics models, and consider fulfilling our compliance obligations in the carbon trading market in accordance with local regulations. 積極主動聯手供應商開發低碳產品，要求供應商提升能源效率，探索更低碳的物流模式，並考慮根據運營所在地要求參與碳交易市場履約。
	Strengthened climate response and disclosure requirements 氣候應對及披露要求的加強	Short-term, Medium-term, Long-term 短期、中期、長期	Climate-related policies have led to increased requirements for climate response measures, management, and information disclosure. 氣候相關政策導致的氣候應對措施、管理以及信息披露要求提升。	Core Operations 核心運營	Increased compliance costs; failure to comply may affect the Company's ability to raise capital in capital markets. 合規成本增加，未能遵守可能會影響公司在資本市場融資。	Apply internationally recognized and industry-common disclosure standards, and enhance transparency and investor confidence through reporting. 應用國際認可及行業通用的披露準則，並透過報告提升透明度和投資者信任。

Risk Type 風險類型	Risk Factor 風險因素	Impact Period 影響時期	Impact Path and Affected Business 影響路徑及受影響業務	Value Chain Impact Level 價值鏈影響層面	Financial Impact Description 財務影響說明	Response Measures 應對舉措
Technology 技術	Environmental and low-carbon technology upgrades 環保低碳技術升級	Short-term, Medium-term, Long-term 短期、中期、長期	Encountering technological bottlenecks, struggling to break through key environmental and low-carbon technologies, resulting in lagging green product development, falling behind industry competitors. 遭遇技術瓶頸，難以突破環保與低碳關鍵技術，致使綠色產品開發滯後，落後於行業競爭對手。	Core Operations, Clients 核心運營、客戶	Decreased product competitiveness leads to reduced market share, thereby reducing operating income. 產品競爭力下降，導致市場份額減少，進而減少營業收入。	Increase R&D investment in green/low-carbon materials, accelerate efforts to overcome environmental and low-carbon technological bottlenecks, while continuously advancing biodegradable product innovation and supply chain decarbonization technology application. 加大綠色材料／低碳材料的研發投入，加速突破環保與低碳技術瓶頸，同時持續推進可生物降解產品創新與供應鏈脫碳技術應用。
Market 市場	Shifts in consumer demand 消費者需求轉變	Short-term, Medium-term, Long-term 短期、中期、長期	With increasing environmental awareness, consumers tend to prefer low-carbon, sustainable products. 隨着環保意識的增強，消費者更傾向選擇低碳、可持續的產品。	Upstream Suppliers, Core Operations, Clients 上游供應商、核心運營、客戶	If the transition is not made in time, it may lead to reduced market share, thereby affecting operating income. 如果未能及時轉型，可能導致市場份額減少，進而影響營業收入。	Increase the proportion of environmentally friendly products, promote biodegradable packaging and low-carbon design, and strengthen environmental value propositions to attract emerging market customer groups. 增加環保產品比例，推廣可降解包裝和低碳設計，並加強環保價值主張以吸引新興市場客羣。
Reputation 聲譽	Stakeholder concerns 利益相關方關注	Short-term, Medium-term, Long-term 短期、中期、長期	Public attention to environmental issues continues to increase; failure to actively respond to climate change may affect the Company's overall evaluation in the market, leading to reputational damage. 公眾對環保議題的關注度持續提升，未能積極應對氣候變化會影響企業在市場中的整體評價，導致聲譽受損。	Core Operations, Clients 核心運營、客戶	Brand image and market trust are impacted, leading to reduced market share, thereby affecting operating income. 品牌形象和市場信任受到衝擊，導致市場份額減少，進而影響營業收入。	Strengthen communication with stakeholders to ensure timely response to their concerns regarding the Company's environmental performance. 加強與利益相關方的溝通，確保及時回應利益相關方對於公司環境績效的關注。

Climate Opportunities

Amid the low-carbon economic transition, MINISO actively seizes the strategic opportunities brought by climate action, transforming external challenges into internal drivers for high-quality development. The Company proactively responds to the global decarbonization trend, explores new opportunities brought by energy structure optimization, the rise of green consumption, and sustainable technology innovation, continuously develops environmentally friendly product lines, promotes green packaging, and improves resource efficiency through green store operations. In addition, we strengthen collaboration with suppliers to build a low-carbon supply chain, enhancing the resilience of the entire chain from product design to final delivery. These measures not only help the brand fulfill its sustainability commitments but also enhance consumer recognition through differentiated value propositions, injecting new green momentum into business model innovation and long-term growth.

氣候機遇

在低碳經濟轉型進程中，名創優品積極把握氣候行動帶來的戰略機遇，將外部挑戰轉化為推動高質量發展的內生動力。公司前瞻性地響應全球減碳趨勢，深入探索能源結構優化、綠色消費崛起及可持續技術創新所帶來的新空間，持續開發環保產品系列、推廣綠色包裝，並通過綠色門店運營提升資源效率。同時，我們加強與供應商協同推進低碳供應鏈建設，強化從產品設計到終端交付的全鏈條韌性。這些舉措不僅助力品牌踐行可持續承諾，更通過差異化價值主張增強消費者認同，為業務模式創新與長期增長注入綠色新動能。

Opportunity Type 機遇類型	Opportunity Factor 機遇因素	Impact Period 影響時期	Impact Path and Affected Business 影響路徑及受影響業務	Value Chain Impact Level 價值鏈影響層面	Financial Impact Explanation 財務影響説明	Response Measures 應對舉措
Market 市場	Developing sustainable products 發展可持續產品	Short-term, Medium-term, Long-term 短期、中期、長期	Rising consumer demand for sustainable products (such as environmentally friendly packaging, biodegradable materials) may provide market opportunities for us to expand product lines and market share. 消費者對可持續產品(如環保包裝、可降解材料)的需求上升，可能為我們擴大產品線和市場份額提供市場機遇。	Core Operations, Clients 核心運營、客戶	Enhance product premium capability and sales, driving operating income growth. 提升產品溢價能力與銷量，帶動營業收入增長。	Invest in environmentally friendly product R&D, optimize product design to balance cost and market demand, and strengthen brand image through green marketing. 投資環保產品研發，優化產品設計以平衡成本與市場需求，並透過綠色營銷強化品牌形象。
Supply Chain 供應鏈	Supply chain efficiency 供應鏈效率	Short-term, Medium-term, Long-term 短期、中期、長期	Promoting low-carbon supply chain development (such as energy-efficient transportation and intelligent management) can reduce energy waste, improve operational efficiency, and lower long-term costs. 推進供應鏈低碳化建設(如節能運輸和智能化管理)可減少能源浪費，提高運營效率，降低長期成本。	Upstream Suppliers 上游供應商	Reduce energy and logistics costs. 降低能源和物流成本。	Implement intelligent supply chain management, select green logistics partners, and optimize transportation routes to reduce carbon emissions and cost pressure. 實施智能化供應鏈管理，選擇綠色物流合作夥伴，並優化運輸路徑以減少碳排放和成本壓力。

Risk Management

MINISO has incorporated climate-related risks into the Company's overall risk management system, continuously monitors objective climate condition changes and external policy and regulatory changes, thereby ensuring that climate-related risks are effectively identified, managed, and disclosed. The Company regularly organizes discussions and analyzes on climate change-related topics, continuously monitors and follows up on the handling of climate-related risks, and continuously optimizes risk control mechanisms and management capabilities in daily work to enhance the Company's ability to respond to climate risks.

風險管理

名創優品已將氣候相關風險納入公司整體風險管理體系，持續關注客觀氣候條件變化與外部政策法規變化，確保氣候相關風險得到有效識別、管理和披露。公司會定期組織開展氣候變化相關議題的研討與分析，持續針對氣候相關風險的處置工作情況進行監督跟進，在日常工作中不斷優化風險管控機制和管理能力，提升公司氣候風險的應對能力。

Risk Identification 風險識別

- Continuously monitor and analyze internal and external environmental changes brought about by climate-related risks, examining dimensions such as external policy pressure, market change trends, company risk tolerance, and business operation models, identifying and compiling climate change-related risk lists.
- 持續關注並分析氣候相關風險帶來的內外部環境變化，考察維度涵蓋外部政策壓力、市場變化趨勢、公司風險承受力、業務運營模式等，識別並梳理氣候變化相關風險清單。

Risk Assessment 風控評估

- Use both quantitative and qualitative methods for climate risk analysis and assessment, identifying climate-related physical risks and transition risks that have a material impact on the Company's business based on the likelihood of risk occurrence and the degree of impact on company goals, and evaluating related risks.
- 運用定量與定性結合的方式進行氣候風險分析評估，基於風險發生的可能性和對公司目標的影響程度，識別對公司業務有實質性影響的氣候相關物理風險和轉型風險，並對相關風險進行評估。

Risk Prioritization 風險排序

- Prioritize risks based on policy and market trend analysis, external stakeholder expectations and requirements, and the impact of climate change on the business.
- 根據政策及市場趨勢分析、外部利益相關方期待和要求、氣候變化對業務的影響等，進行風險排序。

Risk Response 風險應對

- Base on the causes of risk occurrence and tolerance levels, the Company weighs risks and benefits, brand reputation, social responsibility and other factors. Based on the risk analysis results, the Board will review and determine effective risk response plans to ensure the Company's stable development.
- 結合風險發生原因和承受度，公司權衡風險與收益、品牌聲譽、社會責任等因素，根據風險分析結果，董事會將審議並確定有效的風險應對方案，保障公司穩定發展。

Supervision and Improvement 監督與改進

- Continuously follow up, monitor, and manage the handling of climate-related risks. In daily work, continuously optimize risk control mechanisms and management capabilities to enhance the Company's ability to respond to climate risks.
- 持續針對氣候相關風險的處置工作情況進行跟進、監測並管理。在日常工作中，不斷優化風控管控機制和管理能力，提升公司對氣候風險的應對能力。

Indicators and Targets

MINISO actively responds to global climate action strategies and targets, steadily improves the climate-related governance system, continuously advances energy conservation and emission reduction in daily operations, and is committed to developing innovative low-carbon, green, and sustainable products.

MINISO will take key indicators such as energy use efficiency and greenhouse gas emissions as tracking priorities and target directions for climate change management. The following table lists the core climate-related indicators we continuously monitor:

指標與目標

名創優品積極響應全球氣候行動戰略與目標，穩步完善氣候相關管治體系，持續在日常營運中推進節能減排，並致力開發創新低碳、綠色可持續的產品。

名創優品將以能源使用效率、溫室氣體排放等關鍵指標作為氣候變化管理的追蹤重點與目標方向。下表列示了我們持續監測的核心氣候相關指標：

Indicators 指標	Unit 單位	Reporting Period 報告期
Total Energy Consumption 能源消耗總量	KWh 千瓦時	32,210,695.6
Proportion of Purchased Electricity 外購電量比例	%	95.8
Proportion of Renewable Energy 可再生能源比例	%	0.7
Total Energy Consumption Intensity 能源消耗總量密度	kWh/RMB million revenue 千瓦時／每人民幣百萬元收入	1,502.1
Total Greenhouse Gas Emissions (Scope 1&2) 溫室氣體排放總量（範圍一&二）	tonnes of CO_2 equivalent 噸二氧化碳當量	14,167.2
Total Greenhouse Gas Emissions (Scope 1&2) Intensity 溫室氣體排放總量（範圍一&範圍二）密度	tonnes CO_2/RMB million revenue 噸二氧化碳／每人民幣百萬元收入	0.7
"Biodegradable" Certified Products 「可生物降解」認證產品	SKU 個SKU	53
Number of Suppliers Obtained ISO 14001 Environmental Management System Certification 獲得ISO 14001環境管理體系認證的供應商數量	Units 個	414

In response to the long-term goal of the *Paris Agreement* to limit global temperature rise to within 1.5°C, and to actively contribute to achieving the national "Dual Carbon" targets, MINISO sets corresponding targets based on its business development. The Board reviews target progress, and comprehensively manages matters related to target setting based on the Company's development situation and external factors. In previous years, the company set a target to maintain the carbon dioxide equivalent emissions generated by electricity use in office areas at the level of the 2022 fiscal year, i.e., approximately 134 kg CO_2e/RMB million revenue. Thanks to measures such as energy efficiency improvement, this target was successfully achieved during the Reporting Period: In 2025, the carbon dioxide emission intensity generated by electricity use in office areas has been reduced to 71.6 kg CO_2e/RMB million revenue.

為響應《巴黎協定》關於將全球溫升控制在1.5℃以內的長期目標，並積極助力我國實現「雙碳」目標，名創優品結合自身業務發展並設立相應目標，董事會對目標開展回顧和進度審閱，並基於公司發展情況與外部因素全面管理目標制定相關事宜。過往年度，公司設定了辦公區域使用電力所產生的二氧化碳排放當量穩定在2022財年水平的目標，即134千克二氧化碳當量／每人民幣百萬元營收左右。得益於能效提升等措施，該目標已於報告期內順利達成：2025年辦公區域使用電力所產生的二氧化碳排放當量強度已降至71.6千克二氧化碳／每人民幣百萬元營收。



Our Goals
我們的目標

We are committed to stabilizing the CO_2 emissions generated by electricity use in office areas at the level of the 2022 fiscal year[21], which is around 134 kg CO_2 per million RMB of revenue.

Target Progress:

In 2025, the Company's CO_2 intensity emissions generated by electricity use in office areas was 71.6 kg CO_2 per RMB million of revenue, a decrease of 46.6% compared to 2022.

我們致力於實現辦公區域使用電力所產生的二氧化碳排放量穩定在2022財年水平[21]，即134千克二氧化碳/每人民幣百萬元營收左右。

目標進展：

2025年，公司辦公區域使用電力所產生的二氧化碳排放量密度為71.6千克二氧化碳／每人民幣百萬元營收，較2022年下降46.6%。

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[21] Our greenhouse gas emission intensity target for office areas is currently formulated primarily based on an internal benchmarking approach and has not yet adopted specific sectoral decarbonization pathway methods, with the target covering carbon dioxide emissions.

[21] 我們針對辦公區域設定的溫室氣體排放強度目標，目前主要通過內部基準法得出，尚未採用特定的行業脫碳方法，目標涵蓋二氧化碳。

During the Reporting Period, the emission reduction measures we implemented across our three main operational sites — logistics warehouses, retail stores, and administrative office areas — were as follows:

報告期內，我們在物流倉庫、零售門店、行政辦公區域三大運營場所開展的減排舉措如下：

 Logistics Warehouse Emission Reduction Measures
物流倉庫減排舉措

Equipment Upgrade: All warehouses have completely phased out fuel-powered forklifts, **100%** replaced with electric forklifts, reducing greenhouse gas emissions.

設備升級：各倉庫全面淘汰燃油叉車，**100%**替換為電動叉車，減少溫室氣體排放。

Photovoltaic Power Generation: The Zhaoqing Logistics Park has installed a **70,000** m² rooftop photovoltaic system, generating approximately **12.5 million** kWh of clean electricity annually, while the Langfang Logistics Park has also installed **6,825** m² of photovoltaic facilities, generating approximately **5,000** kWh per year. Together, these initiatives reduce carbon emissions by over **6,600** tons annually.

光伏發電：肇慶物流園建成**7萬**平方米屋頂光伏系統，年清潔發電量約**1,250萬**度；廊坊物流園同步建設**6,825**平方米光伏設施，年發電約**5,000**度。合計年減碳超**6,600**噸。

New Energy Vehicles: The South China Warehouse has completed the new energy replacement of **60** dedicated vehicles, and the Langfang Warehouse has upgraded **18** delivery vehicles from fuel to electric, achieving **100%** zero emissions for dedicated delivery in both locations.

新能源車輛：華南倉已完成**60**台專車的新能源置換，廊坊倉完成**18**台配送車輛「油換電」升級，兩地實現專車配送**100%**零排放。





Retail Store Emission Reduction Measures
零售門店減排舉措

Price Tag Optimization: The Company has equipped **4,568** stores with price tag printers, optimizing the waste of price tags caused by inconsistent standards between unified distribution tags and self-printing tags.

價籤優化：公司為**4,568**家門店配置價格標籤打印機，優化了價籤統配及自行打印標準不統一的價籤浪費情況。

Promotion of Electronic Receipts: Comprehensively promoting electronic receipts, the paperless receipt coverage rate in stores has reached **69%**, effectively reducing resource consumption and greenhouse gas emissions, contributing to low-carbon store construction.

推廣電子小票：全面推廣電子小票，門店無紙化小票覆蓋率達**69%**，有效降低資源消耗與溫室氣體排放，助力低碳門店建設。

Administrative Office Area Emission Reduction Measures
行政辦公區域減排舉措

Commercial Vehicle Upgrade: The company headquarters purchased new energy commercial electric vehicles to replace fuel-powered vehicles, achieving **50%** electrification of the headquarters administrative fleet.

商務車升級：公司總部採購新能源商務電車替代燃油車，實現總部行政車隊**50%**電動化。

Rooftop Photovoltaic: A solar photovoltaic system with an installed capacity of approximately **5.5** kW has been laid on the roof of the headquarters building, which is expected to generate **5,000** kWh of clean electricity in the first year, reducing carbon by approximately **2.7** tons per year.

屋頂光伏：總部大樓屋頂鋪設裝機功率約**5.5**kW的太陽能光伏系統，預計首年清潔發電量可達**5,000**千瓦時，年減碳量約**2.7**噸。

Green Products
綠色產品

Indicators and Targets
指標與目標

Target 目標	Target Progress 目標進展
Continuously develop more environmentally friendly products (including reduced-size, lightweight, biodegradable, "MINISO ECO" labeled products, etc.)	Lightweight EVA material bathroom slippers have been developed; 53 SKU products have obtained "Biodegradable" certification from the Green Development and Innovation Alliance of the China Nonwoven & Industrial Textiles Association.
持續開發更加環保的產品（包括減量化、輕量化、可生物降解、「MINISO ECO」標誌產品等）	已開發輕量化的EVA材質浴室拖鞋；有53款SKU產品獲得中國產業用紡織品行業協會綠色發展創新聯盟「可生物降解」認證。
Continue to implement multiple initiatives to reduce the use of plastic bags, maintaining the target of keeping the proportion of plastic bag usage by weight below 20%.	During the Reporting Period, the proportion of plastic bag usage by weight was 8.1%
持續推行多項舉措減少塑膠袋的使用，以維持塑膠袋使用重量百分比低於20%的目標	報告期內，塑膠袋使用重量佔比為8.1%



Key Performance During the Reporting Period
報告期內關鍵績效

71 SKUs of Tritan plastic cups have been developed

已開發**71**款SKU的Tritan塑膠杯

The eco-friendly PEN PEN plush toys we sold utilized a total of **580** kg recycled materials

售出的ECO環保材質PEN PEN公仔，所用再生材料共計**580**千克

Management Concept

MINISO adheres to the core concept of green consumption, committing to the building of sustainable lifestyles, deeply integrating environmental and low-carbon concepts into all aspects of the product life cycle, comprehensively assessing environmental attributes and energy conservation and needs for consumption reduction. We adhere to the design and development of low-carbon products, vigorously promote the application of sustainable materials, improve resource utilization efficiency through green packaging upgrades, protect the ecological environment with practical actions, and help create a sustainable future together.

Management Policy

We actively monitor regulations and initiatives concerning environmental protection of products and services across our operational regions including the *Requirements of Restricting Excessive Package – Foods and Cosmetics*, the *European Union (EU) Directive 2019/904 on the Reduction of Certain Plastic Products with Environmental Impacts*, and the *EU Proposal on Packaging and Packaging Waste Regulation (PPWR)*, etc., and continuously promote product optimization, upgrade, and iterative update based on these regulations.

Management Practice

Reducing Product Carbon Footprint

We attach great importance to the impact of products on the environment throughout the entire process of design, production, logistics, and sales. By focusing on the carbon footprint across the entire product lifecycle and taking measures to reduce carbon emissions, we earnestly fulfill our corporate social responsibility for low-carbon environmental protection, and contribute to ecological sustainable development.

管理理念

名創優品秉持綠色消費核心理念,深耕可持續生活方式構建,將環保低碳理念深度融入產品全生命週期各環節,全方位評估環保屬性和節能降耗需求。我們堅持低碳產品設計開發,大力推廣可持續材料應用,通過綠色包裝升級提升資源利用效率,以實際行動守護生態環境,助力共創可持續發展未來。

管理政策

我們積極關注各運營地與產品及服務環保相關的法規及倡議,包括《限制商品過度包裝要求食品和化妝品》、歐盟《關於減少某些對環境影響的塑膠製品的指令EU 2019/904》、歐盟《關於包裝和包裝廢棄物法規(PPWR)的提案》等,並以此為依據持續推進產品的優化升級與迭代更新。

管理實踐

降低產品碳足跡

我們高度重視產品在設計、生產、物流及銷售全流程對環境造成的影響,通過關注產品全生命週期碳足跡,採取舉措降低碳排放,切實履行企業低碳環保的社會責任,為生態可持續發展貢獻力量。



We develop environmental solutions by optimizing materials and processes and innovating product lightweighting, so as to reduce the product carbon footprint at the source. In terms of raw materials sourcing, we have set "low-carbon and environmental protection" and "energy conservation" as key evaluation indicators during supplier access and raw material screening, and prioritize purchasing raw materials certified by international environmental standards (such as the GRS Global Recycled Standard, the FSC Forest Certification).

我們通過優化材料與工藝、創新產品輕量化等方式開發環保解決方案,從源頭降低產品碳足跡。在原材料選擇方面,我們在供應商准入及原材料篩選階段,已將「低碳環保」、「能源節約」設為關鍵評估指標,優先採購通過國際環保標準認證(如GRS全球回收標準、FSC森林認證)的原材料。

Specific Measures:
具體舉措:

Product Design Stage 產品設計環節

- **Procuring Tritan (replacing PC) low-carbon materials:** As of the Reporting Period, we have developed 71 SKUs of Tritan plastic cups.
- **採購Tritan(替代PC)低碳材料:** 截至報告期,我們已開發71款SKU的Tritan塑膠杯。
- **Obtaining green product-related certifications:** 53 SKU products have obtained "Biodegradable" certification from the Green Development and Innovation Alliance of the China Nonwoven & Industrial Textiles Association.
- **獲取綠色產品相關認證:** 有53款SKU產品獲得中國產業用紡織品行業協會綠色發展創新聯盟「可生物降解」認證。
- **Using environmentally friendly recycled materials:** The Company has launched eco-friendly PENPEN plush toys certified by the Global Recycled Standard ("**GRS**"), with both fabric and filling made from recycled PET plastic bottles, directly reducing fossil energy consumption and carbon emissions from the production of virgin plastics, reducing product carbon footprint at the source. During the Reporting Period, the eco-friendly PEN PEN plush toys we sold utilized a total of 580 kg recycled materials.
- **使用環保再生材料:** 推出通過全球回收標準(「**GRS**」)認證的ECO環保材質PEN PEN公仔,其面料和填充物均採用回收的PET塑膠瓶製成,直接減少了原生塑膠生產過程中的化石能源消耗和碳排放,從源頭降低了產品碳足跡。報告期內,我們售出的ECO環保材質PEN PEN公仔,所用再生材料共計580千克。

We collaborate with the supply chain to advance low-carbon emission reduction: In the supplier screening stage, we prioritize suppliers with environmental management systems (ISO14001) and energy management systems (ISO50001) and excellent performance in energy consumption management/energy consumption per unit product.

我們攜手供應鏈推進低碳減排:在供應商篩選環節,我們優先選擇具有環境管理體系(ISO14001)及能源管理體系(ISO50001)能耗管理/單位產品能耗最優秀的供應商。

Specific Measures:
具體舉措:

Product in Manufacturing Operations 產品生產環節

- **Incorporating emission reduction measures into supplier assessment indicators:** The TOP TOY brand takes the implementation of emission reduction measures as a core evaluation indicator, and only includes suppliers in the cooperation list after they pass on-site inspections of production processes.
- **將減排舉措納入供應商考核指標:** TOP TOY品牌將減排措施落實情況作為核心評估指標,經生產環節實地考察達標後方納入合作名單。
- **Conducting carbon emission data collection:** The TOP TOY brand requires suppliers to independently complete product carbon footprint assessments and report data for laboratory verification to ensure compliance with the brand's carbon emission standards, and uniformly collects and reviews carbon emission data after delivery, monitoring carbon emissions throughout the entire process. As of the end of the Reporting Period, approximately 88% of suppliers have cooperated with the TOP TOY brand in carbon emission data collection, covering the brand's core and top suppliers.
- **開展碳排放數據收集:** TOP TOY品牌要求供應商自主完成產品碳足跡評估並提報數據供實驗室核查,確保符合品牌碳排放標準,並在交付後統一收集複盤碳排放數據,全流程監測碳排放情況。截至報告期末,約88%的供應商已配合TOP TOY品牌開展碳排放數據收集,覆蓋品牌核心及頭部供應商。
- **Supplier ESG Review:** On-site assessments of social responsibility and environmental protection systems are required for all new supplier factories and registered factories subject to regular review. We attach importance to the compliance of IP-authorized suppliers regarding social and environmental responsibility, and require suppliers to provide ESG-related audit certificates from third-party organizations.
- **供應商ESG審查:** 要求對所有供應商的新工廠、需要定期複審的在冊工廠開展社會責任及環保體系現場評估;重視IP授權供應商的社會責任及環境責任合規情況,要求供應商提供第三方機構的ESG相關審核證明。
- **Supply Chain Low-carbon Empowerment:** Promote the energy structure transformation of the upstream and downstream supply chain, encourage suppliers to use clean energy through the "Supplier Empowerment Program", and assist core factories in energy-saving technological transformation.
- **供應鏈低碳賦能:** 推動供應鏈上下游的能源結構轉型,通過「供應商賦能計劃」鼓勵供應商使用清潔能源,並協助核心工廠進行節能技術改造。

Product in Transportation and Logistics **產品運輸環節**	We promote the use of new energy vehicles for transportation, install rooftop photovoltaics in warehouses, implement intelligent supply chain management, select green logistics partners, and optimize transportation routes to reduce carbon emissions. 我們推廣使用新能源車輛運輸，在倉庫鋪設屋頂光伏，並實施智能化供應鏈管理，選擇綠色物流合作夥伴，優化運輸路徑以減少碳排放。 **Specific Measures:** **具體舉措：** • **Equipment Upgrade:** All warehouses have completely phased out fuel-powered forklifts, with 100% replaced by electric forklifts. • 設備升級：各倉庫全面淘汰燃油叉車，100%替換為電動叉車。 • **Photovoltaic Power Generation:** The Zhaoqing Logistics Park has installed a 70,000 m² rooftop photovoltaic system, generating approximately 12.5 million kWh annually, while the Langfang Logistics Park has also installed 6,825 m² of photovoltaic facilities, generating approximately 5,000 kWh per year. Together, these initiatives reduce carbon emissions by over 6,600 tons annually. • 光伏發電：肇慶物流園建成7萬平方米屋頂光伏系統，年發電量約1,250萬度；廊坊物流園同步建設6,825平方米光伏設施，年發電約5,000度，合計年減碳超6,600噸。 • **New Energy Replacement:** The South China Warehouse has completed the new energy replacement of 60 dedicated vehicles, and the Langfang Warehouse has upgraded 18 delivery vehicles from "fuel to electric", achieving 100% zero emissions for dedicated delivery in both locations. • 新能源置換：華南倉已完成60台專車的新能源置換，廊坊倉完成18台配送車輛「油換電」升級，兩地實現專車配送100%零排放。
Store Sales Operation Stage **門店銷售運營環節**	We encourage customers to use electronic receipts in domestic stores. Unless customers specifically request otherwise, we default to providing electronic receipts. We aim to provide consumers with new, lower-carbon and more eco-friendly choices, subtly conveying the concept of green consumption and fostering low-carbon living habits. 我們在國內門店鼓勵顧客使用電子小票，除非顧客有特別需求，我們預設向顧客提供電子小票。我們希望為消費者提供更加低碳環保的新選擇，在潛移默化中向消費者傳遞綠色消費理念、塑造低碳生活習慣。 **Specific Measures:** **具體舉措：** • **Price Tag Optimization:** The company has equipped 4,568 stores with price tag printers, reducing waste caused by inconsistent standards between unified distribution tags and self-printing tags. • 價簽優化：公司為4,568家門店配置價格標籤打印機，優化了價簽統配及自行列印標準不統一的價簽浪費情況。 • **Promotion of Electronic Receipts:** Comprehensively promoting electronic receipts, the paperless receipt coverage rate in stores has reached 69%, effectively reducing resource consumption and greenhouse gas emissions, contributing to low-carbon store construction. • 推廣電子小票：全面推廣電子小票，門店無紙化小票覆蓋率達69%，有效降低資源消耗與溫室氣體排放，助力低碳門店建設。



Case: Innovative Lightweight Design of The Bathroom Slippers Reduces Weight by 15%, Helping Reduce Product Carbon Footprint
案例：浴室拖鞋輕量化創新減重15%，助力產品碳足跡降低

During the Reporting Period, we implemented lightweight innovation and optimization for EVA material bathroom slippers. Based on ensuring core performance such as product strength, rebound, and slip resistance, by optimizing foaming process parameters, improving material formula ratios, adding hollow/flow channel structural lightweight design, and reinforcing only key stress-bearing areas instead of thickening the entire shoe, we achieved a reduction in weight per pair of slippers from 201.2g to 171g, a weight reduction rate of 15%. This innovative lightweight design not only enhances the lightweight and comfortable wearing experience for consumers but also reduces material consumption and helps reduce carbon emissions in logistics, effectively reducing the overall carbon footprint of the product.

報告期內，我們針對EVA材質浴室拖鞋實施輕量化創新優化，在保障產品強度、回彈、防滑等核心性能的基礎上，通過優化發泡工藝參數、改良材料配方比例、增設中空／導流槽的結構輕量化設計，以及以關鍵受力區域局部加強替代整鞋加厚舉措，實現了該款拖鞋單雙重量從201.2g降至171g，減重比例達15%。這款輕量化創新設計，既提升消費者穿著的輕便舒適體驗，又減少材料消耗、助力物流端降碳，有效降低產品整體碳足跡。

Future Commitments: We will further advance product carbon footprint assessment, identify emission reduction potential throughout the product's "cradle to grave" life cycle, accurately grasp the current carbon emission status of our products, implement scientific and effective emission control and emission reduction measures, and continuously improve the low-carbon attributes of our products.

未來承諾：我們將進一步推進產品碳足跡評估工作，識別產品從「搖籃到墳墓」全生命週期的減排潛力，精準掌握自身產品碳排放現狀，通過科學有效控排、落地減排措施，持續提升產品的低碳屬性。

We plan to further expand the coverage of "MINISO ECO" labeled products and continuously increase the proportion of recycled materials in total procurement value.

我們計劃進一步擴大「MINISO ECO」標誌產品的覆蓋範圍，持續提升再生材料在總採購額中的佔比。

Sustainable Materials

We prioritize the use of more sustainable materials to provide consumers with high-quality and environmentally friendly products, reducing the negative impact of products on the environment and society at the source. In material selection, we balance technological maturity and cost-effectiveness to ensure that environmental upgrades do not affect the user experience, allowing environmental protection to naturally integrate into daily life.

可持續材料

我們優先選用更加可持續的材料，為消費者提供高品質又環保的產品，從源頭上面減少產品對環境、社會的負面影響。在材料選擇中，我們平衡技術成熟度與成本效益，確保環保升級不影響使用體驗，讓環保自然融入日常。



Case: "Biodegradable" Certified Products
案例：「可生物降解」認證產品

For personal care and travel series products (such as face towels, disposable bath towels, towels, etc.), we have launched multiple environmentally friendly products certified as "Biodegradable", specially manufactured with green biodegradable materials derived from plant fibers, which can decompose relatively quickly in the natural environment, reducing the burden on the environment. As of the end of the Reporting Period, we have 53 SKU products that have obtained "Biodegradable" certification from the Green Development and Innovation Alliance of the China Nonwoven & Industrial Textiles Association.

圍繞個人護理及旅行系列用品（如洗臉巾、一次性浴巾、毛巾等），我們推出多款通過「可生物降解」認證的環保產品，專用綠色可生物降解材料精心製造，原料來源於植物纖維，能在自然環境中較快分解，減少對環境的負擔。截至報告期末，我們已有53款SKU產品獲得中國產業用紡織品行業協會綠色發展創新聯盟「可生物降解」認證。





Bath towels and face towels that have obtained "Biodegradable" certification
通過「可生物降解」認證的浴巾及洗臉巾

"Biodegradable" certification mark
「可生物降解」認證標識



Case: Introducing Environmentally Friendly Materials, Promoting Green Product Upgrades
案例：引入環保材料，推動產品綠色升級中的應用

We launched eco-friendly PENPEN plush toys certified by the GRS, with both fabric and filling made from recycled PET plastic bottles.

In the digital accessories field, we have launched environmentally friendly data cables, adding natural plant fibers (such as straw powder).

In accordance with relevant national industrial policy requirements, we have completely banned plastic microbeads, replacing them with natural degradable materials such as walnut shells, corn starch, and sea salt by adjusting formulas.

我們推出了通過GRS認證的ECO環保材質PEN PEN公仔，其面料和填充物均採用回收的PET塑膠瓶製成。

在數碼配件領域，我們推出環保材質數據線，在其TPE膠料中加入天然植物纖維（如稭稈粉）。

依據國家相關產業政策要求，我們已全面禁用塑膠微珠，通過調整配方或採用核桃殼、玉米澱粉、海鹽等天然可降解材料替代塑膠微珠。





Environmentally friendly material PENPEN plush toys
環保材質PEN PEN公仔

Environmentally friendly material data cable
環保材質數據線

Care products using natural degradable materials
使用天然可降解材料的護理產品

For wood and paper materials involved in product development, production and packaging, TOP TOY brand requires upstream suppliers to prioritize materials from FSC-certified forests; at the supplier screening stage, suppliers are required to provide the regional source, brand, and model of raw materials to ensure transparency and controllability of the upstream supply chain, working with suppliers to address raw material-related impacts.

TOP TOY品牌在產品開發、生產和包裝中涉及的木材和紙張,均要求上游供應商優先採用FSC認證林場的材料;在供應商篩選環節,要求供應商提供原材料的區域來源、品牌及型號,以保障上游供應鏈透明可控,攜手供應商應對原材料相關影響。

Future Commitments: We will continue to promote the application of the following sustainable raw materials, striving to develop more environmentally friendly products.

We are committed to selecting products using 100% recycled materials or natural materials, and we prioritize selecting suppliers certified by the Forest Stewardship Council ("**FSC**").

We have developed the "MINISO ECO" label for products that are plastic-free, easily recyclable, renewable, reusable, BPA-free, and/or lead-free, and we widely apply this label to an increasing number of environmentally friendly products.

未來承諾:我們將持續推進以下可持續原材料的應用,致力打造更多環保產品。

我們致力於選擇使用100%回收材料或天然材料,並盡可能選擇森林管理委員會(「**FSC**」)認證的供應商。

我們創製了「MINISO ECO」標誌用於不含塑膠、易於回收、可再生、可重複使用、不含BPA(雙酚A)及／或無鉛的產品,並廣泛應用於更多環保產品。

Green Packaging

We always comply with domestic and international laws and regulations related to product packaging, actively advocate for reusable packaging, promote recyclable packaging and material reduction, and we also plan to gradually replace single-use plastic products (such as cutlery, straws, cotton swabs, etc.) with non-disposable plastics or biodegradable materials to reduce the environmental impact of packaging materials.

The TOP TOY brand has fully adopted paper packaging bags. For products that still require plastic packaging, suppliers are required to uniformly use recyclable and environmentally friendly materials. We have also jointly developed biodegradable sub-packaging bags for building blocks with suppliers to promote the eco-friendly upgrading of packaging materials.

In the future, we will continue to invest in R&D, develop sustainable packaging and environmental friendly alternatives, and promote the use of recyclable, recycled-content, and biodegradable packaging materials.

綠色包裝

我們始終遵循與國內外產品包裝相關的法律法規,積極倡導重複使用包裝,推廣包裝回收利用、材料減量化,並計劃逐步採用非一次性塑膠或可降解材料替換一次性塑膠產品(如餐具、吸管、棉簽等),以降低包裝材料的使用對環境的影響。

TOP TOY品牌已全面使用紙質包裝袋,對於仍需使用塑膠包裝的產品,要求供應商統一採用可回收的環保材質,並已與供應商共同開發可降解材質的積木分包袋,推動包裝材料的環保化升級。

未來,我們將持續投入研發,開發可持續包裝及環保替代方案,促進使用可回收、再生料和可生物降解的包裝材料。

Optimization and Management of Packaging Materials	**包裝材料的優化與管理**

- Reducing Packaging Material Usage: Minimizing the consumption of plastic, paperboard, and other materials in product packaging and storage through optimized design.

- Reducing Environmental Impact: Avoiding the use of hot-melt adhesives and shrink film in products where possible, and using 100% environmentally friendly inks that comply with EU RoHS standards for printing on packaging materials.

- Alternative Eco-friendly Materials: Gradually replacing hard-to-degrade single-use plastics with more easily recyclable materials.

- Degradable and Recyclable Packaging: Providing consumers with degradable and recyclable carry bags featuring eco-friendly labels, and implementing a paid usage mechanism to promote green consumption.

- 減少包裝材料使用：通過優化設計減少產品包裝及儲存中塑膠、紙板和其他材料的消耗。

- 減少對環境的影響：盡量避免在產品中使用熱熔膠和熱縮膜材料，100%使用通過歐盟RoHS標準的環保油墨印刷包裝材料。

- 環保替代材料：逐步採用更易回收的材料替代難降解的一次性塑膠。

- 可降解和可回收包裝：為消費者提供帶有環保標籤的可降解、可回收手提袋，並推行有償使用機制，促進綠色消費。

Packaging Recycling and Reuse	**包裝回收利用**

- Carton Recycling at Stores: Implementing carton recycling programs in our stores nationwide, with dedicated vehicles collecting cartons from store back areas.

- Strict Control of Packaging Waste: Implementing rigorous recycling policies to properly manage discarded packaging materials in our stores and warehouses, maximizing the potential for recycling and reuse.

- 門店紙箱的回收：在全國門店開展紙箱回收，並通過專車回收門店後台紙箱。

- 嚴控包裝廢棄：採取嚴格的回收政策，妥善管理門店和倉儲端的廢棄包裝材料，最大限度實現循環利用。




Case: Green and Lightweight Transformation for Data Cable Product Packaging
案例：數據線產品包裝綠色化、輕量化改造

We have carried out a green and lightweight transformation and upgrade of the outer packaging and materials of data cable products:

More Environmentally Friendly Component Materials:

- The plain paper, PE film, straps and other materials used are non-toxic, harmless, recyclable, and biodegradable, and do not produce toxic gases or pollute the atmosphere when burned. They have all passed environmental tests by authoritative institutions such as SGS.

- For the printing ink of the product, we use environmentally friendly resins and solvents that are non-toxic, harmless and free of harmful metal components.

Lightweighting of Packaging Materials:

- We replaced the ordinary blister and cardboard materials used in the original packaging, reducing the weight per unit by 25 grams (80% reduction compared to the original packaging). Based on an annual shipment volume of approximately 1 million units, it is estimated that the packaging material usage can be reduced by 25 tons per year.

我們對數據線產品的外包裝和材料進行了綠色化、輕量化的改造升級：

組成材料更環保：

- 採用的平紙、PE膜、骨帶等具有無毒無害、可回收、可降解、燃燒時不產生毒氣及不污染大氣的環保屬性，並且均通過SGS等權威機構的環境檢測。

- 在產品的印刷油墨上，我們採用無毒、無害、不含重金屬有害成份的環保樹脂和溶劑。

包裝材料輕量化：

- 替換了原有包裝中的普通吸塑及卡紙材料，使單個產品減重25克（重量相比原包裝減少80％）。以每年出貨約100萬件計算，預計每年可減少25噸的包裝材料使用。


Case: Optimizing Packaging Design to reduce Packaging Material Consumption
案例：優化包裝設計，減少包裝材料耗量

TOP TOY brand continuously optimizes packaging design, formulates tiered packaging solutions based on product weight, such as single-layer paper packaging for products under 300g and corrugated box packaging for products over 300g. During the Reporting Period, TOP TOY brand reduced the number of corrugated box from three to two, achieving a 24% reduction in paper usage.

TOP TOY品牌按產品重量制定分級包裝方案，例如300g以下產品採用單層紙包裝，300g以上產品採用坑盒包裝。報告期內，TOP TOY品牌將3個坑盒精簡為2個，實現紙張用量減少24％。



Green Operations
綠色運營

Indicators and Targets　　　　　　　指標與目標

Target 目標	Target Progress 目標進展
Energy Saving Target: We are committed to maintaining the electricity consumption per RMB million of revenue in office areas at the level of the 2022 fiscal year, approximately 230 kWh	During the Reporting Period, the electricity consumption per RMB million of revenue in office areas was 134.3 kWh. On the basis of achieving the target, the electricity consumption intensity in the office area during this Reporting Period has been reduced by 41.6% compared to the baseline year
節能目標：我們致力於實現辦公區域每人民幣百萬元收入用電量穩定在2022財年的水平，即約230千瓦時左右	報告期內，辦公區域每人民幣百萬元收入用電量為134.3千瓦時。在達成目標的基礎上，本報告期辦公區域用電強度較基準年減少41.6%
Water Saving Target: We aim to maximize water savings and improve water use efficiency	During the Reporting Period, leakage rate <1%
節水目標：我們以最大限度節省用水及提升用水效能的節水目標	報告期內，漏損率<1%
Waste and Emission Target: We will ensure a 100% compliant recycling rate for hazardous waste and 100% compliance for wastewater discharge	Hazardous waste compliant recycling rate 100%, wastewater discharge 100% compliant
廢棄物和排放物目標：我們將確保有害廢棄物合規回收率100%，污水排放100%達標	有害廢棄物合規回收率100%，污水排放100%達標



Key Performance During the Reporting Period
報告期內關鍵績效

Dedicated warehouse delivery vehicles have achieved **100%** use of electric and new energy vehicles, with all vehicles already put into actual delivery operations

倉庫專車配送已實現**100%**使用電動及新能源車輛，所有車輛均已投入實際配送作業

Actively installed solar photovoltaic panels on the Group's headquarters building, with an estimated first-year clean power generation capacity **5,000** kWh, reducing carbon emissions by approximately **2.7** tonnes per year

集團總部大樓積極鋪設太陽能光伏板，預計首年清潔發電量可達**5,000**千瓦時，年減碳量約**2.7**噸

Installed solar panels in the logistics park, generating approximately **12.5 million** kWh of clean electricity annually, reducing carbon emissions by over **6,600** tonnes per year

物流園區鋪設太陽能板，年清潔發電量約**1,250.5萬**千瓦時，年減碳量超**6,600**噸

- -

Purchased a total of **1,103** plastic boxes to replace cardboard boxes for recycling during warehousing and transit

在倉儲中轉環節共計採購**1,103**個塑膠箱代替紙箱循環使用

Management Concept

MINISO continuously improves its green operation management, implementing management work with high standards and strict requirements. Adhering to the operation concept of green, low-carbon, and sustainable development, we continuously optimize internal management systems, improve resource utilization efficiency from multiple dimensions, reduce waste emissions, promote green office models, and fulfill the enterprise's green development responsibility with practical actions.

Management Policy

We strictly comply with relevant national laws and regulations, as well as industry standards. We have formulated and implemented relevant environmental management systems such as the *Group Enterprise Domestic Car-hailing Management Regulations*, the *Domestic Business Trip Management System*, and the *MINISO Light Switch Specifications*, so as to comprehensively ensure that daily operations are green and environmentally friendly, actively advance the development of an internal environmental management system, and promote the deep integration of sustainable concepts and operations.

During the Reporting Period, we have formulated the *Environmental Management Policy*, which is available in the Social Responsibility section of our official website. In addition, we had no major environmental incidents and was not subject to significant administrative penalties due to environmental issues.

管理理念

名創優品持續提升綠色運營管理水平，以高標準、嚴要求落實管理工作。我們秉持綠色低碳與可持續發展的運營理念，不斷優化內部管理制度，多維度提高資源利用效率，減少廢棄物排放，推行綠色辦公模式，用實際行動踐行企業的綠色發展責任。

管理政策

我們嚴格遵守國家相關法律法規及行業規範，制定並實施《集團企業境內打車管理規定》《國內出差管理制度》《名創優品開關燈規範》等相關環境管理制度，全面確保日常運營綠色環保，積極推進內部環境管理體系建設工作，促進可持續理念與運營深度融合。

報告期內，我們制定《環境管理政策》，詳見公司官網社會責任專欄。此外，我們未發生重大環境事件，也未因環境問題受到重大行政處罰。

Management Practice

Resource and Energy Management

As a responsible corporate citizen, MINISO comprehensively strengthens the management of energy and resource utilization in areas such as water, electricity, and vehicles, enhancing employees' environmental awareness and sense of responsibility. In daily operational activities, we persist in implementing energy-saving and emission reduction strategies, committed to reducing electricity consumption and water waste, vigorously promoting paperless offices, and effectively reducing paper usage. In addition, we increase publicity efforts, to create a sustainable corporate culture atmosphere through multi-channel and multi-form environmental education activities.

Energy Use

We actively uphold the concept of green development, taking multiple measures in logistics warehouses, retail stores, and office areas to improve energy use efficiency and advance energy conservation and emission reduction work. In addition, we continuously strengthen the analysis and assessment of energy use, sort out main energy consumption categories, identifying facilities and equipment that have a key impact on energy use and consumption, and actively exploring feasible paths to improve energy performance. The Group's headquarters building has obtained LEED pre-certification (green building certification), promoting green building practices with practical actions and striving to be a resource-conserving enterprise.

管理實踐

資源與能源管理

名創優品作為負責任的企業公民，針對用水、用電、用車等方面全面加強能源和資源使用管理，提高僱員的環保自覺性和責任感。在日常運營活動中，我們堅持實施節能減排策略，致力於降低電力消耗與水資源浪費，大力推行無紙化辦公，有效減少紙張的使用量。此外，我們加大宣傳力度，通過多渠道、多形式的環保教育活動，共同營造可持續發展的企業文化氛圍。

能源使用

我們積極踐行綠色發展理念，在物流倉庫、零售門店及辦公區域等場所採取多種措施提升能源使用效率，推進節能減排工作。同時，我們持續加強對能源使用情況的分析與評估，通過梳理主要能源消耗類別，識別對能源使用和消耗具有關鍵影響的設施與設備，積極探索提升能源績效的可行路徑。本集團總部大樓已獲得LEED預認證（綠色建築認證），以實際行動推動綠色建築實踐，爭做資源節約型企業。




LEED
MINISO TOWER
Guangzhou, China
HAS FULFILLED THE REQUIREMENTS OF
LEED v4
LEED BUILDING DESIGN AND CONSTRUCTION:
CORE AND SHELL DEVELOPMENT
PLATINUM
BY TAKING THESE INITIAL STEPS, THIS PROJECT IS ON THE PATH
TOWARDS LEADERSHIP AS A LEED-CERTIFIED, HIGH-PERFORMANCE, GREEN BUILDING
PETER TEMPLETON, PRESIDENT & CEO
U.S. GREEN BUILDING COUNCIL & GREEN BUSINESS CERTIFICATION INC.

LEED Pre-certification Certificate
LEED預認證證書

Location 場所	Key Measures 關鍵舉措	Specific Actions 具體措施
Logistics Warehouses 物流倉庫	Green Electricity Management 綠色用電管理	• Divide lighting responsibility areas and assign them to individuals, strictly implementing the rule of turning off lights when people leave. • 劃分照明責任區域並落實到人，嚴格執行人走燈滅的管理規則。 • Implement dynamic manual control based on weather and natural light intensity, timely turning off lighting fixtures when the light is sufficient. • 依據天氣及自然光照強度實施動態人工調控，光線充足時及時關閉照明燈具。 • Turn off lighting during non-production periods such as lunch breaks and in idle areas to avoid wasting electricity. • 午休等非生產時段、非作業的閒置區域需隨時關閉照明，避免浪費電能。 • After each workday, except for essential equipment such as servers, monitors, security systems and refrigerators, and refrigerators, all other electrical appliances must be turned off. • 每天工作結束後，除服務器、監控、安防及冰箱等必要設備外，其餘所有電器均需切斷電源。
	Regular Electricity Inspections 定期巡查用電	• We carry out normalized electricity inspection work. The person in charge of each electrical equipment area conducts daily routine inspections of their responsible areas, timely identifying and solving abnormal power consumption problems in the warehouse. • 我們開展常態化的用電巡檢工作，用電設備區域的負責人每日對責任區域開展例行檢查，及時發現並解決倉庫裡的異常耗電問題。 • The warehouse manager organizes management personnel to carry out special inspections of electrical equipment monthly, ensuring efficient and safe electricity usage. • 倉庫經理每月組織管理人員開展電器設備專項巡查，確保用電高效安全。
	Recycling and Reuse 循環利用	• Reuse cardboard boxes for goods in the warehouse as much as possible, with each box recycled an average of 5 to 6 times. • 倉庫裡貨物紙箱盡量重複使用，平均每個紙箱能循環使用5至6次。 • Uniformly recycle and dispose of old cardboard boxes and plastic film that can no longer be used, reducing waste. • 無法再用的舊紙箱和塑膠膜統一回收處理，減少浪費。 • Uniformly use standardized logistics turnover boxes, reasonably arrange vehicle types and departure frequencies according to the volume of goods, making full use of truck space. • 統一使用標準化物流周轉箱，根據貨物量合理安排車型和發車次數，讓貨車空間得到充分利用。 • Reuse standard containers, reducing empty truck trips and improving logistics efficiency. • 回收重複使用標準集裝箱，減少空車行駛的情況，提升物流效率。
	Paperless Operations 無紙化操作	• Fully promote the electronic signature function for inbound goods in all warehouses. The receiving and warehousing process is confirmed online, and paper inbound lists are no longer printed, achieving digital management of operations. • 各倉庫全面推行入庫電子簽署功能，收貨入庫流程均通過線上完成確認，不再打印紙質入庫清單，實現作業數字化管理。 • During the Reporting Period, the coverage rate of the electronic signature function for inbound goods in all warehouses reached 100%. • 報告期內，所有倉庫的入庫電子簽署功能覆蓋率已達100%。

Location 場所	Key Measures 關鍵舉措	Specific Actions 具體措施
	Application of Renewable Energy 應用可再生能源	• Install solar panels in the logistics park. This year, the cumulative clean power generation reached approximately 12.5 million kWh, significantly reducing dependence on traditional grid electricity. For details on the application of photovoltaic solar energy in warehouses during the Reporting Period, please refer to the "Response to Climate Change" section in this chapter. • 物流園區鋪設太陽能板，本年度清潔發電量約1,250.5萬千瓦時，大幅減少對傳統電網電力的依賴。關於報告期內倉庫應用光伏太陽能情況請參閱本章節「氣候變化應對」小節。
	Optimizing Transportation Efficiency 優化運輸效率	• Consolidate shipments for stores in the same delivery area, reducing the probability of empty vehicles and avoiding waste of transportation capacity. • 拼車聯送同一配送區域的門店貨物，降低車輛空跑概率，避免運力浪費。 • Scientifically set delivery time requirements, optimize delivery routes, and reduce additional energy consumption caused by detours. • 科學設定配送時效要求，優化配送路線，減少繞路帶來的額外能源消耗。
	Using New Energy Vehicles 使用新能源車輛	• Fully promote electric high-reach forklifts in all warehouses to replace existing fuel forklifts, thereby avoiding exhaust emissions at the source. • 各倉庫全面推廣電動高位叉車以替換原有燃油叉車，從源頭避免廢氣排放。 • Dedicated delivery vehicles have achieved 100% use of electric and new energy vehicles, with all vehicles already put into actual delivery operations. For details on the replacement of dedicated new energy vehicles during the Reporting Period, please refer to the "Response to Climate Change" section in this chapter. • 專車配送已實現100%使用電動及新能源車輛，所有車輛均已投入實際配送作業。關於報告期內運輸專用新能源車輛的置換情況請參閱本章節「氣候變化應對」小節。
Retail Stores 零售門店	Green Store Design 門店綠色設計	• Choose environmentally friendly building materials for store renovations, and use zoned independent switches for lighting. • 門店裝修選用環保建材，燈具採用分區獨立開關設計。 • Turn off unnecessary lights during non-business hours to save electricity and reduce waste. • 非營業時間關閉不需要的燈光，節省電力減少浪費。
	Construction Electricity Management 施工用電管理	• Formulate unified construction electricity rules and strictly regulate electricity use during the construction of new stores. • 制訂統一的施工用電守則，新門店施工期間嚴格規範用電。 • Build an intelligent construction power management system in the construction area, equipped with smart meters and implementing timed start-stop measures. • 在施工區搭建智能施工電源管理系統，配備智能電表並推行定時啓停措施。 • Strictly prohibit equipment from idling, cut off non-essential power when unattended at night. • 嚴禁設備空轉運行，夜間無人值守時切斷非必要電源。 • Divide virtual metering units to standardize electricity distribution for multiple bidding sections. • 劃分虛擬計量單元，讓多個標段的用電分配更規範。 • During the Reporting Period, the average operating power of cables in the construction area was decreased by 33%. • 報告期內，施工區電纜平均運行功率降低了33%。

Location 場所	Key Measures 關鍵舉措	Specific Actions 具體措施
	High-Efficiency Energy-Saving Lamps and Light Boxes 高效節能燈具、燈箱	• Replace high-energy-consuming non-LED lamps in all directly operated stores with high-efficiency LED lamps, reducing the number of lamps while maintaining sufficient brightness, which improving lighting effects and saving electricity. • 所有直營門店的高耗能非LED燈更換為高效能LED燈，在保持足夠亮度的同時減少燈具數量，既提升照明效果又節省電力。 • Comprehensively promote low-voltage energy-saving light boxes, replacing the light sources of traditional high-voltage light boxes in all directly operated/franchised stores with high-efficiency low-voltage light sources, requiring a luminous efficacy of 200 lumens/watt or above. The transformation effect is remarkable, with the power per square meter of light boxes reduced from the original 80 to 35, reducing energy consumption by more than 55% while maintaining the same brightness. • 全面推廣低壓節能燈箱，針對所有直營門店／加盟門店將傳統高電壓燈箱光源替換為高光效低壓光源，要求光效達到200流明／瓦及以上。改造後效果明顯，每平方米燈箱功率從原來的80降到35，在亮度不變的前提下能耗降低55%以上。
	Standardizing Air Conditioner Use 規範空調使用	• Formulate clear air conditioner usage specifications and carry out intelligent transformation of air conditioners. Set the opening time, temperature, and fan speed of air conditioners according to different seasons. Air conditioners automatically turn off during non-working hours, reducing electricity waste caused by air conditioners at the source. • 制定明確的空調使用規範並對空調進行智能化改造。根據不同季節設定空調的開啟時間、溫度及風速，非工作時段空調自動關閉，從源頭減少空調浪費電力的情況。
	Paperless Stores 門店無紙化	• Encourage customers to use electronic payments and obtain electronic receipts, reducing waste of paper and printing consumables and lowering carbon emissions. • 鼓勵顧客用電子支付並獲取電子小票，減少紙張和打印耗材的浪費，降低碳排放。 • During the Reporting Period, our store paperless coverage rate has reached 69%. • 報告期內，我們的門店無紙化覆蓋率已達到69%。
	Label Printing Upgrade 標籤打印升級	• To solve the waste problem caused by unified distribution and self-printing of price tags, during the Reporting Period, we equipped 4,568 stores with dedicated price tag printers, supporting accurate printing according to actual label sizes, without using standard paper. Compared to the whole-page output of traditional printers, it can effectively reduce paper consumption and waste generation. By unifying equipment and printing standards, we achieve on-demand printing and reduce resource consumption. • 為解決價籤統配和自印帶來的浪費問題，報告期內，我們為4,568家門店配齊專用價格標籤打印機，支持按實際標籤尺寸精準打印，無需使用標準紙張，相較傳統打印機整頁輸出的方式，能有效降低紙張消耗與廢棄物產生。通過統一設備與打印標準，做到按需打印，減少資源消耗。
Office Areas 辦公區域	Low-Carbon Travel 低碳出行	• Use video conferencing instead of business travel as much as possible, reducing unnecessary long-distance travel. • 盡量用視頻會議代替出差，減少不必要的遠程出行。 • For business trips, public transportation shall be prioritized. • 如需出差，優先選搭公共交通工具。 • When multiple people are traveling to the same or nearby destinations, encourage carpooling to save resources. • 當多人前往同一或相近地點時，鼓勵拼車節省資源。
	Paperless Office 無紙化辦公	• Fully implement digital processes, adopting online signatures and electronic approval systems, significantly reducing paper usage. • 全面推行數字化流程，採用線上簽章和電子審批系統，大幅減少紙張使用。 • Travel allowances and electronic invoices do not need to be printed, gradually moving towards a completely paperless office. • 差旅津貼和電子發票亦無需列印，逐步邁向全無紙化辦公。

Location 場所	Key Measures 關鍵舉措	Specific Actions 具體措施
	Energy-Saving Facility Renovation 節能設施改造	• Replace high-energy-consuming lamps with energy-saving lamps across all office area, and install water-saving devices. • 將高耗能燈具更換為全館節能燈具，安裝節水裝置。 • Strictly implement the "turn off when people leave" system to eliminate standby waste. • 嚴格執行「人走電斷」制度，杜絕待機浪費。 • The MINISO headquarters parking lot is equipped with smart LED lighting, saving approximately 200 kWh of electricity per month. • 名創優品總部停車場配備智能LED照明，每月節省約200千瓦時電力。
	Energy Saving Publicity 節能宣傳	• Carry out environmental protection publicity activities to encourage employees to eliminate waste and make the best use of everything. • 開展環保宣傳活動宣傳鼓勵僱員杜絕浪費、物盡其用。 • Promote energy-saving actions, reduce electricity consumption and other indirect emissions weekly through social media such as the company's administrative service account. • 通過公司行政服務號等社交媒體每週推廣節能行動、降低電力消耗與其他間接排放。
	Recycling and Reuse 循環利用	• Establish "MINI SHARE" stationery sharing stations and recycling points to collect idle office supplies, waste paper, and magazines. • 設立「MINI SHARE」文具共享站和回收點，收集閒置辦公用品、廢紙和雜誌等。 • Set up special secondary paper recycling points to reuse single-sided printed paper, reducing resource waste. • 開設專門的二次紙張回收點，重新利用單面列印紙張，減少資源浪費。
	Daily Meetings 日常會議	• Meeting materials and promotional materials are encouraged to be 100% electronic. • 會議材料和宣傳物料提倡100%採用電子材料。 • Meeting planning materials are based on the principle of reuse and recycling, reducing the consumption of disposable materials. • 會議策劃材料以循環再用為原則，減少一次性物料消耗。
	Using New Energy Vehicles 使用新能源車輛	• Continuously promote the green transformation of the fleet, gradually replacing fuel-powered vehicles with new energy vehicles. • 持續推進車隊綠色轉型，逐步以新能源車輛取代燃油車。 • During the Reporting Period, the proportion of electric vehicles in the Group's administrative vehicles reached 50%. • 報告期內，已購入兩台商務電車替換燃油車，集團行政用車中電動車的佔比已達50%。
	Application of Renewable Energy 應用可再生能源	• Actively develop green renewable energy, and continuously advance work such as laying solar photovoltaic panels. • 主動開發綠色可再生能源，持續推進鋪設太陽能光伏板等工作。 • During the Reporting Period, solar photovoltaic panels continued to be laid on the Group's headquarters building, with an expected first-year clean power generation of 5,000 kWh, reducing carbon emissions by approximately 2.7 tonnes per year, effectively utilizing clean renewable energy. • 報告期內，集團總部大樓持續鋪設太陽能光伏板，預計首年清潔發電量可達5,000千瓦時，年減碳量約2.7噸，有效利用清潔可再生能源。

We actively carry out a variety of practical activities and are committed to advocating the green concept. During the Reporting Period, we launched the "Green Bring-Your-Own-Cup Program" to encourage employees to reduce the use of disposable cups. In addition, we conducted monthly electricity-saving training to help employees integrate energy-saving habits into daily office work and jointly practice environmental protection concepts.

我們積極開展形式多樣的實踐活動，致力倡導綠色理念。報告期內，我們通過「綠色自帶杯計劃」激勵僱員減少一次性杯具使用，並每月開展節電培訓，幫助僱員將節能習慣融入日常辦公，共同踐行環保理念。



Case: Ningbo Intime City Beilun Store in Zhejiang – Building a SUPER MINISO Store with Green Ecological Design
案例：浙江寧波銀泰城北侖店——以綠色生態設計打造SUPER MINISO門店

With "green ecology" as its core design concept, MINISO built a SUPER MINISO store at Ningbo Intime City Beilun Store in Zhejiang, introducing a dedicated zone for plants and flowers for the first time. The store was designed and successfully opened in 2025. By integrating natural landscapes into commercial spaces, it creates an immersive green scene, actively conveying the sustainable living concept, and striving to create a new benchmark for green commerce in the region.

名創優品以「綠色生態」為設計核心，打造浙江寧波銀泰城北侖店SUPER MINISO門店，並首次引入綠植花卉專區。該門店於2025年完成設計並圓滿開業，通過將自然景觀融入商業空間，營造沉浸式綠意場景，積極傳遞可持續生活理念，致力於打造區域綠色商業新標桿。







Case: MINISO Foshan Lingnan Tiandi Store – Green Store Practice Integrating Lingnan Culture and Biophilic Design
案例：名創優品佛山嶺南天地店 —— 融合嶺南文化與親生物設計的綠色門店實踐

MINISO Foshan Lingnan Tiandi Store deeply integrates the concept of biophilic design with local Lingnan culture, by setting an outdoor leisure area in the store's atrium. The design retains traditional architectural symbols such as wok-ear walls and Manchurian windows, and incorporates natural ventilation and green plant landscapes, creating a leisure space that embodies both historical memory and natural vitality, effectively transforming the green and environmental protection concept into perceptible and experienceable daily scenarios.

名創優品佛山嶺南天地店將親生物設計 (Biophilic Design) 理念與嶺南在地文化深度融合，在門店中庭打造了一處戶外休閒區。設計保留了鑊耳牆、滿洲窗等傳統建築符號，並融入自然通風與綠植景觀，營造出既承載歷史記憶、又充滿自然生機的休閒空間，切實將綠色環保理念轉化為可感知、可體驗的日常場景。





Water Resources Management

We strictly comply with relevant national laws and regulations, formulating water-saving goals to maximize water savings and improve water use efficiency. We implement multiple water-saving measures in daily operations to reduce water usage, and strive to achieve water resource recycling as much as possible.

We actively promote the concept of water conservation, by posting water-saving signs in water use areas such as restrooms, pantries and warehouses, and using water-saving floor scrubbers instead of manual mopping. The Administrative Department regularly conducts preventive inspections and maintenance of water supply pipelines, faucets, and other water facilities on each floor to identify potential water quality and safety hazards caused by aging or leakage, and to eliminate water running, dripping, leaking. During the Reporting Period, we established a normalized water-saving training mechanism, with the Logistics Center conducting training once a month, achieving a training pass rate of 100%.

水資源管理

我們嚴格遵循國家相關法律法規，制定以最大限度節省用水及提升用水效能的節水目標，在日常運營中推行多項節水舉措減少水資源的使用，並盡可能地做到水資源循環利用。

我們深入推廣節水理念，在洗手間、茶水間、倉庫等用水區域張貼節水標識、用節水型洗地機替換人工拖地。行政部定期對樓層供水管網、水龍頭等用水設施做預防性檢查和維護，排查設施老化、滲漏帶來的水質與安全隱患，避免跑冒滴漏。報告期內，我們建立常態化節水培訓機制，物流中心每月開展節水培訓，培訓合格率達100%。

The company's water supply is entirely sourced from municipal water, and its operations pose no risk of high-water consumption or high pollution. Management focuses on "compliance + efficiency": implementing rainwater and sewage separation, conducting monthly inspections to ensure 100% compliance with municipal connection requirements for wastewater discharge; and promoting condensate recovery for cleaning and landscaping to reduce tap water consumption. During the reporting period, there were no water use violations, excessive wastewater discharges, or environmental complaints.

公司用水全部取自市政供水，業務無高耗水、高污染風險。管理聚焦「合規+高效」：實施雨污分流、月度巡檢，確保排水100%符合市政接管等要求；推進冷凝水回收用於清潔綠化，降低自來水消耗。報告期內，無用水違規、排水超標及環境投訴。

Electricity Consumption per RMB Million of Revenue (kWh/RMB million revenue)
每人民幣百萬元收入用電量（千瓦時／每人民幣百萬元收入）

Region 區域	FY2021[22] 2021財年[22]	FY2022[22] 2022財年[22]	FY2023[22] 2023財年[22]	FY2023[23] 2023財年[23]	FY2024[24] 2024財年[24]	FY2025[24] 2025財年[24]
Administrative Offices 行政辦公	281.5	230.5	104.3	129.1	161.8	134.3
Stores 門店	Undisclosed 未披露	849.9	632.1	260.4	580.1	1,141.4
Logistics Warehouses 物流倉庫	Undisclosed 未披露	185.2	216.6	325.6	190.9	163.2

[22]　For the twelve months from July 1 of the current year to June 30 of the following year
[23]　For the six months from July 1, 2023 to December 31, 2023
[24]　For the twelve months from January 1 of the current year to December 31 of the current year

[22]　於當年7月1日至翌年6月30日止十二個月期間
[23]　於2023年7月1日至2023年12月31日止六個月期間
[24]　於當年1月1日至當年12月31日止十二個月期間

Emissions and Waste Management

We systematically formulate and implement a series of management measures around key areas such as emissions and waste management, material recycling, and noise control, effectively reducing waste generation, improving resource use efficiency, effectively reducing the noise impact on the surrounding areas, and continuously practicing green and low-carbon operations.

排放物與廢棄物管理

我們圍繞排放物與廢棄物管理、物料循環利用和噪音控制等重點環節，系統制定並落實一系列管理措施，切實減少廢棄物產生，提高資源使用效率，有效降低噪音對周邊的影響，持續踐行綠色低碳運營。

Solid Waste Management

The emissions and waste generated in our operations mainly come from the use of materials in retail stores and warehouses, as well as exhaust gas, waste lamps, toner cartridges, and daily kitchen waste generated in office processes. We strictly comply with national laws and regulations, and relevant control regulations on emissions and waste management classification in various regions, ensuring that the recovery and disposal of emissions and waste meet national standards through various measures such as recycling, circulation, and reuse.

固廢管理

我們在運營中產生的排放物和廢棄物主要來自零售門店、倉庫的物料使用，以及辦公環節產生的廢氣、廢燈管、硒鼓墨盒和日常廚餘垃圾。我們嚴格遵守國家法律法規及各地區有關排放物及廢棄物管理分類的相關管控條例，通過回收、循環、復用等多種措施，確保排放物和廢棄物的回收與處理符合國家標準要求。

Hazardous Waste 有害廢棄物	We separately collect and properly store hazardous waste, entrusting it to qualified professional third parties for unified disposal, and conduct key supervision and control over the entire recycling and disposal process. We strive to reduce the generation and discharge of hazardous waste. Currently, all batteries used are mercury-free environmentally friendly products, free from heavy metal components, and can be treated as daily household waste, without the need for separate classification and disposal.	我們單獨收集並妥善存放有害廢棄物，交由具備資質的專業第三方統一處置，並對其回收處理全流程進行重點監督管控。我們努力減少有害廢棄物的產生與排放，目前使用的電池均為無汞環保型產品，不含重金屬成份，可歸入日常生活垃圾進行處理，無需單獨分類處置。
Non-Hazardous Waste 無害廢棄物	We collect non-hazardous waste separately and hand it over to designated external organizations for recycling and reuse. • In the warehousing and logistics phase, we reuse suppliers' original shipping cartons, and hand over recycled cartons to professional recyclers for reprocessing; • At the store level, waste is mainly cartons, with over 90% of cartons being recyclable and reusable, effectively improving waste management efficiency and supporting the sustainable development of store operations; • In office areas, we actively encourage employees to participate in waste sorting. Through measures such as conducting training, posting posters, and increasing the number of trash bins, we fully mobilize employees' enthusiasm and encourage them to proactively practice waste sorting.	我們分類收集無害廢棄物，並交由外部指定機構回收再利用。 • 在倉儲物流環節，我們重複使用供應商原廠出貨紙箱，回收的紙箱則交由專業回收商進行再生處理； • 在門店端，廢棄物以紙箱為主，超過90%的紙箱可實現回收再利用，有效提升廢棄物管理效率，支撐門店運營的可持續發展； • 在辦公區域，我們積極推動僱員參與垃圾分類。通過開展培訓、張貼海報、增加垃圾桶數量等方式，充分調動僱員的積極性，鼓勵僱員主動做好垃圾分類。

We have established an "operational waste audit mechanism", led by the company's Audit Center, conducting regular on-site inspections of stores and logistics processes nationwide, focusing on auditing the implementation of the "carton recycling process" and "turnover box usage specifications", the sorting and recycling rate of waste cartons in stores, the circulation frequency and loss of turnover boxes (recyclable packaging boxes), identifying and correcting non-compliant operations (such as damaged turnover boxes, mixed carton disposal, etc.). Based on audit data, we optimize the recycling process and set turnover box loss rate indicators, thereby effectively reducing the amount of solid waste generated in the operational phase and identifying opportunities to improve waste performance.

During the Reporting Period, we conducted monthly environmental protection training on waste recycling initiatives, achieving a 100% pass rate in training assessments. By effectively implementing sorted recycling, we have enhanced the value of resources, thereby increasing economic returns while improving environmental benefits.

MINISO advocates cherishing food, and is committed to reducing food loss and waste. We have built a full-chain management system from source procurement, lean inventory, dynamic replenishment to end-of-life disposal, integrating food loss and waste management into every link from source procurement to end-of-life disposal. We use big data algorithms to predict sales of seasonal and limited-time products (such as Spring Festival gift boxes, chocolate festival gift boxes, etc.), flexibly adjust promotion strategies to minimize the inventory waste. For near-expiry food, we will dispose of the inventory in accordance with the promotion system, while for expired food, we will write them off as losses in accordance with the established regulations. In addition, we post prominent anti-food-waste signs in the canteen, promote and guide all employees to practice the Clean Plate Campaign, eliminating food waste.

During the Reporting Period, the Company actively responded to the requirements of the latest national food safety standards and regulations. Prior to the implementation of the new regulations, the Company will adopt product labels that meet the new requirements in advance, and implement the new standards and regulations by prioritizing the use of existing packaging materials and gradually transitioning to updated packaging designs.

我們建立了「運營端廢棄物稽核機制」，由公司審核中心牽頭，定期對全國門店及物流環節進行實地檢查，重點審計「紙箱回收流程」及「周轉箱使用規範」的執行情況，門店廢棄紙箱的分類回收率、周轉箱（循環包裝箱）的流轉使用頻率及損耗情況，識別並糾正不合規操作（如周轉箱破損、紙箱混投等）。基於審計資料，我們優化回收流程並設定周轉箱損耗率指標，從而有效減少運營環節產生的固體廢棄物數量，並從中發現改善廢棄物績效的機會。

報告期內，我們圍繞廢棄物回收專項開展月度環保培訓，培訓考核合格率100%，有效通過分類回收提升資源價值值，在提高環境效益的基礎上增加經濟收益。

名創優品倡導珍惜食物，致力於減少食品損耗與浪費。我們構建了從源頭採購、精益庫存、動態補貨到末端處置的全鏈條管理體系，將食物耗損與浪費管理貫穿於從源頭採購到末端處置的每一個環節。我們參考大數據算法預測季節性及限時產品（如春節禮盒、巧克力節慶禮盒等）銷量，靈活調整促銷策略以最大化減少庫存浪費；對於臨期食品，我們將依據促銷制度消化庫存，而對於過期食品則依據制度規範報損處理。此外，我們在食堂醒目位置張貼禁止食物浪費提示，宣傳引導全員踐行光盤行動，杜絕食物浪費。

報告期內，公司積極響應最新國家食品安全標準及規章要求，將於新規實施前，提前使用符合新要求的產品標籤，採取優先消化產品老版包材、包裝逐步改版過渡的方式實施新標準、新規章。

Material Recycling Management

MINISO is committed to practicing the concept of circular economy, comprehensively promoting efficient resource use and waste reduction through measures such as classified recycling of warehousing waste, controlling the recycling and reuse of packaging materials, reducing material loss through lean management, reusing leftover renovation materials, and promoting plastic boxes to replace cardboard boxes.

物料循環管理

名創優品致力踐行循環經濟理念,通過分類回收倉儲廢棄物、管控包材循環復用、精益化減少物料損耗、裝修剩料二次利用及推廣塑膠箱替代紙箱等舉措,全方位推進資源高效利用與廢棄物減量化。

Warehousing Waste Sorting and Recycling 倉儲廢棄物分類回收	• Sort and recycle stretch film and cartons generated from warehouse operations, cooperating with professional and compliant recycling companies to convert them into renewable resources, maximizing waste value.	• 分類回收倉庫運營產生的拉伸膜、紙箱,與專業合規的再生公司進行合作,並將其轉化為再生資源,實現廢棄物價值最大化。
Packaging Materials and Standard Box Recycling Management 包材與標準箱循環管理	• Collect standard boxes from dedicated vehicle areas on-site, strictly counting and verifying the number of recycled boxes; • Establish a store standard box recycling registration system, and calculate the carton recycling rate of each store, dynamically monitoring recycling effectiveness; • Reuse recycled woven bags to pack and organize recycled stretch film; • Adhere to reusing original factory woven bags for doll packaging, reducing the purchase of new bags and lowering operating costs.	• 定點回收專車區域的標準箱,並對回收數量開展嚴格清點與核對; • 建立門店標準箱回收登記制度,統計核算各門店紙箱回收率,動態監控回收成效; • 將回收的編織袋重複利用,用來打包整理回收的拉伸膜; • 在公仔打包環節堅持重複利用原廠編織袋,減少新袋採購,降低運營成本。
Custom Props and Loss Control 定制道具與損耗管控	• Customize props using factory-precast standard modules, then transport the modules to the site for direct assembly, avoiding material waste caused by on-site cutting; • Accurately measure and layout before laying store floor tiles, use wet cutting technology and ensure proper protection of finished products. In 2025, the floor tile loss rate decreased by 3% year-on-year.	• 採用工廠預制標準模塊方式定制道具,後續將模塊運到現場直接組裝,避免現場裁切造成的材料浪費; • 門店地磚鋪貼前做好精準測量排版,使用溼式切割工藝並做好成品保護,2025年地磚損耗率同比下降3%。

Plastic Boxes Replacing Cardboard Boxes 塑料箱代替紙箱	• During the Reporting Period, we purchased a total of 1,103 plastic boxes to replace cardboard boxes for recycling, effectively reducing the consumption and waste of disposable cartons.	• 報告期內，我們共計採購1,103個塑膠箱代替紙箱循環使用，有效減少一次性紙箱的消耗與廢棄量。
Reusing Leftover Paint and Fixture Modules 二次利用剩餘油漆與裝具模組	• For leftover paint generated during construction, we established a full-process management mechanism of "classified storage, precise formulation, and secondary utilization", maximizing the value of materials; • In the construction of stores and pop-up stores, we prioritize modular and easy-to-disassemble environmentally friendly materials (such as steel units and standard panels), and standardize subsequent disassembly and reuse processes, significantly reducing the generation of construction waste.	• 面對施工產生的剩餘油漆，我們建立了「分類存儲、精準調配、二次利用」的全流程管理機制，讓物料發揮最大價值； • 在門店與快閃店的建設中，我們首選模塊化與易拆解的環保材料（如鋼製單元與標準板材），並規範了後續的拆解與復用流程，大幅降低了建築廢棄物的產生。

Noise Management

We follow the requirements of national laws and regulations, optimizing construction schedules, arranging high-noise operations at night in a centralized manner to avoid noise impact during sensitive daytime hours. We set up fully enclosed enclosures in construction areas, and adopt a dual supervision mode of daily on-site inspections and intelligent monitoring, timely identifying and rectifying non-compliant operations, comprehensively ensuring that construction noise emissions meet relevant standards in China and various operating locations.

Biodiversity Protection

We strictly comply with relevant laws, regulations, and policies such as the *Law of the People's Republic of China on the Prevention and Control of Soil Pollution*, the *Forest Law of the People's Republic of China*, the *Outline of the Nature Protection Program of the People's Republic of China*, the *Wildlife Protection Law of the People's Republic of China*, the *Regulations on Returning Farmland to Forest*, and the *Opinions on Further Strengthening Biodiversity Protection*, carefully identifying and controlling the potential negative impacts of business activities on biodiversity and ecosystems. In addition, we actively participate in and organize various biodiversity protection activities, advocating for stakeholders to jointly respect nature, conform to nature, and protect nature, contributing to the protection of global biodiversity. During the Reporting Period, we have formulated the *Biodiversity and Deforestation-Free Policy*, which is available in Social Responsibility section of our official website. In addition, we did not experience any incidents that caused significant environmental pollution and impact or had negative effects on biodiversity.

噪聲管理

我們遵循國家法律法規要求，優化施工時序，將高噪音作業環節集中安排在夜間，避免日間敏感時段造成的噪音影響。我們在施工區域設置全封閉圍擋，並採用日常現場巡查與智慧監管的雙重監督模式，及時排查整改違規作業行為，全面保障施工噪音排放符合國家及各運營地相關標準。

生物多樣性保護

我們嚴格遵守《中華人民共和國土壤污染防治法》《中華人民共和國森林法》《中華人民共和國自然保護綱要》《中華人民共和國野生動物保護法》《退耕還林條例》《關於進一步加強生物多樣性保護的意見》等相關法律法規和政策條例，謹慎識別與管控業務活動可能給生物多樣性、生態系統帶來負面影響。同時，我們積極參與並組織各類生物多樣性保護活動，倡導利益相關方攜手尊重自然、順應自然、保護自然，為守護地球生物多樣性貢獻力量。報告期內，我們制定《生物多樣性與無毀林政策》，詳見公司官網社會責任專欄。此外，我們未發生對環境造成重大污染和影響以及對生物多樣性產生負面影響的事件。

Appendices
附錄

Appendix I: Index to the *Code* of the Hong Kong Stock Exchange
附錄一：香港聯交所《守則》內容索引

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
Category: A. Environment **範疇：A.環境**			
A1: Emissions **A1：排放物**			
General Disclosure 一般披露	Information on: 有關廢氣排放、向水及土地的排污、有害及無害廢棄物的產生等的： (a)　the policies; and (a)　政策；及	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
	(b)　compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. (b)　遵守對發行人有重大影響的相關法律及規例 的資料。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
Key Performance Indicator A1.1 KPI關鍵績效指標 A1.1	The types of emissions and respective emissions data. 排放物種類及相關排放數據。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator A1.3 KPI關鍵績效指標 A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). 所產生有害廢棄物總量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator A1.4 KPI關鍵績效指標 A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). 所產生無害廢棄物總量（以噸計算）及（如適用）密度（如以每產量單位、每項設施計算）。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator A1.5 KPI關鍵績效指標 A1.5	Description of emissions target(s) set and steps taken to achieve them. 描述所訂立的排放量目標及為達到這些目標所採取的步驟。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
Key Performance Indicator A1.6 KPI關鍵績效指標 A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. 描述處理有害及無害廢棄物的方法，及描述所訂立的減廢目標及為達到這些目標所採取的步驟。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
A2: Use of Resources **A2：資源使用**			
General Disclosure 一般披露	Policies on the efficient use of resources, including energy, water and other raw materials. 有效使用資源（包括能源、水及其他原材料）的政策。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
Key Performance Indicator A2.1 KPI關鍵績效指標 A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility). 按類型劃分的直接及／或間接能源（如電、氣或油）總耗量（以千個千瓦時計算）及密度（如以每產量單位、每項設施計算）。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator A2.2 KPI關鍵績效指標 A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility). 總耗水量及密度（如以每產量單位、每項設施計算）。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator A2.3 KPI關鍵績效指標 A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them. 描述所訂立的能源使用效益目標及為達到這些目標所採取的步驟。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
Key Performance Indicator A2.4 KPI關鍵績效指標 A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. 描述求取適用水源上可有任何問題，以及所訂立的用水效益目標及為達到這些目標所採取的步驟。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
Key Performance Indicator A2.5 KPI關鍵績效指標 A2.5	Total packaging material used for finished products (in tonnes) and if applicable, with reference to per unit produced. 製成品所用包裝材料的總量（以噸計算）及（如適用）每生產單位佔量。	Disclosed 已披露	Appendix II 附錄二
A3: The Environment and Natural Resources **A3：環境及天然資源**			
General Disclosure 一般披露	Policies on minimizing the issuer's significant impacts on the environment and natural resources. 減低發行人對環境及天然資源造成重大影響的政策。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
Key Performance Indicator A3.1 KPI關鍵績效指標 A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. 描述業務活動對環境及天然資源的重大影響及已採取管理有關影響的行動。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
Category: B. Social **範疇：B.社會**			
Employment and Labor Practices **僱傭及勞工常規**			
B1: Employment **B1：僱傭**			
General Disclosure 一般披露	Information on: 有關薪酬及解僱、招聘及晉升、工作時數、假期、平等機會、多元化、反歧視以及其他待遇及福利的： (a)　the policies; and (a)　政策；及 (b)　compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare. (b)　遵守對發行人有重大影響的相關法律及規例 的資料。	Disclosed 已披露 Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進　共建美好未來 Joining Hands to Build a Better Future 攜手並進　共建美好未來
Key Performance Indicator B1.1 KPI關鍵績效指標 B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region. 按性別、僱傭類型（如全職或兼職）、年齡組別及地區劃分的僱員總數。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator B1.2 KPI關鍵績效指標 B1.2	Employee turnover rate by gender, age group and geographical region. 按性別、年齡組別及地區劃分的僱員流失比率。	Disclosed 已披露	Appendix II 附錄二
B2: Health and Safety **B2：健康與安全**			
General Disclosure 一般披露	Information on: 有關提供安全工作環境及保障僱員避免職業性危害的： (a)　the policies; and (a)　政策；及 (b)　compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. (b)　遵守對發行人有重大影響的相關法律及規例 的資料。	Disclosed 已披露 Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進　共建美好未來 Joining Hands to Build a Better Future 攜手並進　共建美好未來
Key Performance Indicator B2.1 KPI關鍵績效指標 B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. 過去三年（包括匯報年度）每年因工亡故的人數及比率。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator B2.2 KPI關鍵績效指標 B2.2	Lost days due to work injury. 因工傷損失工作日數。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator B2.3 KPI關鍵績效指標 B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored. 描述所採納的職業健康與安全措施，以及相關執行及監察方法。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進　共建美好未來

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
B3: Development and Training **B3：發展及培訓**			
General Disclosure 一般披露	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. 有關提升僱員履行工作職責的知識及技能的政策。描述培訓活動。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來
Key Performance Indicator B3.1 KPI關鍵績效指標 B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management). 按性別及僱員類別（如高級管理層、中級管理層）劃分的受訓僱員百分比。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator B3.2 KPI關鍵績效指標 B3.2	The average training hours completed per employee by gender and employee category. 按性別及僱員類別劃分，每名僱員完成受訓的平均時數。	Disclosed 已披露	Appendix II 附錄二
B4: Labor Standards **B4：勞工準則**			
General Disclosure 一般披露	Information on: 有關防止童工或強制勞工的： (a) the policies; and (a) 政策；及 (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor. (b) 遵守對發行人有重大影響的相關法律及規例 的資料。	Disclosed 已披露 Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來 Joining Hands to Build a Better Future 攜手並進 共建美好未來
Key Performance Indicator B4.1 KPI關鍵績效指標 B4.1	Description of measures to review employment practices to avoid child and forced labor. 描述檢討招聘慣例的措施以避免童工及強制勞工。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來
Key Performance Indicator B4.2 KPI關鍵績效指標 B4.2	Description of steps taken to eliminate such practices when discovered. 描述在發現違規情況時消除有關情況所採取的步驟。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來
Operating Practices **營運慣例**			
B5: Supply Chain Management **B5：供應鏈管理**			
General Disclosure 一般披露	Policies on managing environmental and social risks of the supply chain. 管理供應鏈的環境及社會風險政策。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來
Key Performance Indicator B5.1 KPI關鍵績效指標 B5.1	Number of suppliers by geographical region. 按地區劃分的供應商數目。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator B5.2 KPI關鍵績效指標 B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. 描述有關聘用供應商的慣例，向其執行有關慣例的供應商數目，以及相關執行及監察方法。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來
Key Performance Indicator B5.3 KPI關鍵績效指標 B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. 描述有關識別供應鏈每個環節的環境及社會風險的慣例，以及相關執行及監察方法。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
Key Performance Indicator B5.4 KPI關鍵績效指標 B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. 描述在揀選供應商時促使多用環保產品及服務的慣例，以及相關執行及監察方法。	Disclosed 已披露	Joining Hands to Build a Better Future 攜手並進 共建美好未來
B6: Product Responsibility **B6：產品責任**			
General Disclosure 一般披露	Information on: 有關所提供產品和服務的健康與安全、廣告、標籤及私隱事宜以及補救方法的： (a)　the policies; and (a)　政策；及	Disclosed 已披露	Delivering Trustworthy Products through Refined Quality 精研品質 打造安心好物
	(b)　compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. (b)　遵守對發行人有重大影響的相關法律及規例的資料。	Disclosed 已披露	Delivering Trustworthy Products through Refined Quality 精研品質 打造安心好物
Key Performance Indicator B6.1 KPI關鍵績效指標 B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons. 已售或已運送產品總數中因安全與健康理由而須回收的百分比。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator B6.2 KPI關鍵績效指標 B6.2	Number of products and service related complaints received and how they are dealt with. 接獲關於產品及服務的投訴數目以及應對方法。	Disclosed 已披露	Appendix II Delivering Trustworthy Products through Refined Quality 附錄二 精研品質 打造安心好物
Key Performance Indicator B6.3 KPI關鍵績效指標 B6.3	Description of practices relating to observing and protecting intellectual property rights. 描述與維護及保障知識產權有關的慣例。	Disclosed 已披露	Delivering Trustworthy Products through Refined Quality 精研品質 打造安心好物
Key Performance Indicator B6.4 KPI關鍵績效指標 B6.4	Description of quality assurance process and recall procedures. 描述品質檢定過程及產品回收程式。	Disclosed 已適用	Delivering Trustworthy Products through Refined Quality 精研品質 打造安心好物
Key Performance Indicator B6.5 KPI關鍵績效指標 B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored. 描述消費者資料保障及私隱政策，以及相關執行及監察方法。	Disclosed 已披露	Sound Governance for a Solid Foundation of Sustainable Growth 穩健治理 夯實美好根基
B7: Anti-Corruption **B7：反貪污**			
General Disclosure 一般披露	Information on: 有關防止賄賂、勒索、欺詐及洗黑錢的政策及遵守對發行人有重大影響的： (a)　the policies; and (a)　政策；及	Disclosed 已披露	Sound Governance for a Solid Foundation of Sustainable Growth 穩健治理 夯實美好根基
	(b)　compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. (b)　遵守對發行人有重大影響的相關法律及規例的資料。	Disclosed 已披露	Sound Governance for a Solid Foundation of Sustainable Growth 穩健治理 夯實美好根基

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
Key Performance Indicator B7.1 KPI關鍵績效指標B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases. 於匯報期內對發行人或其僱員提出並已審結的貪污訴訟案件的數目及訴訟結果。	Disclosed 已披露	Appendix II 附錄二
Key Performance Indicator B7.2 KPI關鍵績效指標B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored. 描述防範措施及舉報程式，以及相關執行及監察方法。	Disclosed 已披露	Sound Governance for a Solid Foundation of Sustainable Growth 穩健治理　夯實美好根基
Key Performance Indicator B7.3 KPI關鍵績效指標B7.3	Description of anti-corruption training provided to directors and staff. 描述向董事及僱員提供的反貪污培訓。	Disclosed 已披露	Sound Governance for a Solid Foundation of Sustainable Growth 穩健治理　夯實美好根基
Community **社區**			
B8: Community Investment **B8：社區投資**			
General Disclosure 一般披露	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests. 有關以社區參與來了解營運所在社區需要和確保其業務活動會考慮社區利益的政策。	Disclosed 已披露	Spreading Warmth and Goodwill to Co-create a Brilliant Vision 暖心向善　共繪美好畫卷
Key Performance Indicator B8.1 KPI關鍵績效指標B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport). 專注貢獻範疇（如教育、環境事宜、勞工需求、健康、文化、體育）。	Disclosed 已披露	Spreading Warmth and Goodwill to Co-create a Brilliant Vision 暖心向善　共繪美好畫卷
Key Performance Indicator B8.2 KPI關鍵績效指標B8.2	Resources contributed (e.g. money or time) to the focus area. 在專注範疇所動用資源（如金錢或時間）。	Disclosed 已披露	Appendix II Spreading Warmth and Goodwill to Co-create a Brilliant Vision 附錄二 暖心向善　共繪美好畫卷
Part D: Climate-related Disclosures **D部分：氣候相關披露**			
(I) Governance **(I) 管治**			
D19(a)	The governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities. 負責監督氣候相關風險和機遇的治理機構（可包括董事會、委員會或其他同等治理機構）或個人的資訊。	Disclosed 已披露	Sound Governance for a Solid Foundation of Sustainable Growth Fostering a Beautiful Environment through Green Development 穩健治理　夯實美好根基 循綠而興　營造美好環境
D19(b)	Management's role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities. 管理層在用以監察、管理及監督氣候相關風險和機遇的管治流程、監控措施及程序中的角色。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
(II) Strategy **(II) 策略**			
D20(a)	Describe climate-related risks and opportunities that could reasonably be expected to affect the issuer's cash flows, its access to finance or cost of capital over the short, medium or long term. 描述合理預期可能在短期、中期或長期影響發行人的現金流量、融資渠道或資本成本的氣候相關風險和機遇。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D20(b)	Explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk. 就發行人已識別的每項氣候相關風險，解釋發行人是否認為該風險是與氣候相關物理風險或與氣候相關轉型風險。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D20(c)	Specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur. 就發行人已識別的每項氣候相關風險和機遇，具體說明其合理預期可能影響發行人的時間範圍（短期、中期或長期）。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D20(d)	Explain how the issuer defines 'short term', 'medium term' and 'long term' and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making. 解釋發行人如何定義短期、中期及長期，以及這些定義如何與其策略決定規劃範圍掛鈎。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D21(a)	A description of the current and anticipated effects of climate-related risks and opportunities on the issuer's business model and value chain. 描述氣候相關風險和機遇對發行人的業務模式和價值鏈的當前和預期影響。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D21(b)	A description of where in the issuer's business model and value chain climate-related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets). 描述在發行人的業務模式和價值鏈中，氣候相關風險和機遇集中的地方（例如，地理區域、設施及資產類型）。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D22(a)	Information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation. 有關發行人已經及將來計劃在其策略和決策中如何應對氣候相關風險和機遇的資訊，包括發行人計劃如何實現任何其所設定的氣候相關目標，以及任何法律或法規要求達到的目標。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
D22(b)	Information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a). 有關發行人當前及將來計劃如何為根據第22(a)段披露的行動提供資源。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
D23	An issuer shall disclose information about the progress of plans disclosed in previous reporting periods in accordance with paragraph 22(a). 發行人須披露先前各匯報期內按照第22(a)段所披露計劃的進度。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
D24(a)	How climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period. 氣候相關風險和機遇如何影響發行人在匯報期的財務狀況、財務表現及現金流量。	The Company is currently preparing to establish systematic models and methodologies to quantify the specific impact of climate-related factors on financial performance. These capacity-building efforts have been incorporated into the roadmap for enhancing climate information disclosure. In the future, the Company will refer to mainstream international frameworks to gradually improve its ability to conduct forward-looking assessments of climate risks and opportunities at the financial level, thereby supporting more precise and transparent sustainability disclosures. 公司目前正在籌備建立系統化的模型與方法論，以量化氣候相關因素對財務表現的具體影響。相關能力建設工作已納入氣候信息披露提升路線圖，未來將參考國際主流框架，逐步完善對氣候風險與機遇在財務層面的前瞻性評估能力，以支持更精準、透明的可持續發展披露。	/
D24(b)	The climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements. 當存在將導致下一匯報年度相關財務報表中的資產和負債賬面價值發生重要調整的重大風險時，關於第24(a)段中識別的氣候相關風險和機遇的資訊。		/
D25(a), (b)	After considering its strategies for managing climate-related risks and opportunities, the issuer's expected investment and disposal plans, the planned sources of funding required to implement the strategies, and how its financial performance based on these climate-related strategies will change in the short, medium, and long term. 發行人經考慮其管理氣候相關風險和機遇的策略後，預期投資及處置計劃、為實施策略所需的資金的計劃資金來源、基於發行人管理氣候相關風險和機遇的策略的財務表現在短期、中期及長期內將如何變化。		/
D26(a)	The issuer's assessment of its climate resilience as at the reporting date. 發行人截至匯報日對其氣候韌性的評估。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
D26(b)	How and when the climate-related scenario analysis was carried out. 如何及何時進行氣候相關情景分析。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
(III) Risk Management (III) 風險管理			
D27(a)	The processes and related policies it uses to identify, assess, prioritize and monitor climate-related risks. 發行人用於識別、評估氣候相關風險，以及釐定當中輕重緩急並保持監察的流程及相關政策。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
D27(b)	The processes the issuer uses to identify, assess, prioritize and monitor climate-related opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities). 發行人用於識別、評估氣候相關機遇，以及釐定當中輕重緩急並保持監察的流程（包括發行人可有及如何使用氣候相關情景分析來確定氣候相關機遇的資訊）。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
D27(c)	The extent to which, and how, the processes for identifying, assessing, prioritizing and monitoring climate-related risks and opportunities are integrated into and inform the issuer's overall risk management process. 氣候相關風險和機遇的識別、評估、優次排列和監察流程，是如何融入發行人的整體風險管理流程，以及融入的程度如何。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
(IV) Metrics and Targets **(IV) 指標及目標**			
D28(a)	Scope 1 greenhouse gas emissions. 範圍1溫室氣體排放。	Disclosed 已披露	Appendix II 附錄二
D28(b)	Scope 2 greenhouse gas emissions. 範圍2溫室氣體排放。	Disclosed 已披露	Appendix II 附錄二
D28(c)	Scope 3 greenhouse gas emissions. 範圍3溫室氣體排放。	Disclosed 已披露	Appendix II 附錄二
D29(a)	Measure its greenhouse gas emissions in accordance with the *Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004)* unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions. 除非管轄機關或發行人上市之另一交易所另有要求，否則發行人須根據《溫室氣體核算體系：企業核算與報告標準（2004年）》計量其溫室氣體排放。	Disclosed 已披露	Appendix II 附錄二
D29(b)	Disclose the approach it uses to measure its greenhouse gas emissions. 披露其用於計量溫室氣體排放的方法。	Disclosed 已披露	Appendix II 附錄二
D29(c)	For Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer's Scope 2 greenhouse gas emissions. 就根據第28(b)段披露的範圍2溫室氣體排放，披露其以地域為基準的範圍2溫室氣體排放，並提供有助於了解該排放的任何所需合約文書的資訊。	Disclosed 已披露	Appendix II 附錄二

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
D29(d)	For Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer's measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the *Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011)*. 就根據第28(c)段披露的範圍3溫室氣體排放，根據《溫室氣體核算體系：企業價值鏈（範圍3）核算與報告標準（2011年）》所述的範圍3類別披露發行人計量範圍3溫室氣體排放中包含的類別。	Disclosed 已披露	Appendix II 附錄二
D30	An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks. 發行人須披露容易受氣候相關轉型風險影響的資產或業務活動的金額及百分比。	The Company is in the process of establishing a systematic assessment methodology and data system to identify, categorize, and quantify the financial exposure of specific assets and business lines to various climate factors. These efforts have been incorporated into the climate risk management capability-building plan. In the future, the Company will gradually build an asset-level climate risk exposure database, disclose relevant quantitative information in a timely manner in accordance with regulatory requirements, and continuously improve the granularity and reliability of its climate-related financial impact disclosures. 公司正在籌備建立系統化的評估方法論與數據體系，用於識別、歸類並量化各類氣候因素對具體資產及業務線的財務敞口。相關工作已納入氣候風險管理能力建設規劃，未來將逐步構建資產級氣候風險敞口數據庫，並按照監管要求及時披露相關量化信息，持續提升氣候相關財務影響披露的顆粒度與可靠性。	/
D31	An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks. 發行人須披露容易受氣候相關物理風險影響的資產或業務活動的金額及百分比。	The Company is preparing to establish a systematic assessment methodology and data system to identify, categorize, and quantify the financial exposure of specific assets and business lines to various climate factors. These efforts have been incorporated into the climate risk management capacity-building plan. In the future, the Company will gradually build an asset-level climate risk exposure database, disclose relevant quantitative information in a timely manner in accordance with regulatory requirements, and continuously improve the granularity and reliability of its climate-related financial impact disclosures. 公司正在籌備建立系統化的評估方法論與數據體系，用於識別、歸類並量化各類氣候因素對具體資產及業務線的財務敞口。相關工作已納入氣候風險管理能力建設規劃，未來將逐步構建資產級氣候風險敞口數據庫，並按照監管要求及時披露相關量化信息，持續提升氣候相關財務影響披露的顆粒度與可靠性。	/

ESG Indicator ESG指標	Disclosure Status 披露情況	Corresponding Section 對應章節
D32	An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities. 發行人須披露涉及氣候相關機遇的資產或業務活動的金額及百分比。	The Company is preparing to establish a systematic assessment methodology and data system to identify, categorize, and quantify the financial exposure of specific assets and business lines to various climate factors. Based on this groundwork, these efforts will gradually be extended to the financial impact analysis of "climate-related opportunities", including an accounting framework for climate-driven revenue growth and asset allocation benefits. The aforementioned capacity building has been incorporated into the company's roadmap for enhancing climate information disclosure. In the future, the Company will disclose relevant quantitative information in a timely manner in accordance with regulatory requirements, continuously enhancing the correlation and transparency between its climate strategy and financial performance. 公司正在籌備建立系統化的評估方法論與數據體系，用於識別、歸類並量化各類氣候因素對具體資產及業務線的財務敞口。在此基礎上，相關工作將逐步延伸至「氣候相關機遇」的財務影響分析，包括氣候驅動的收益增長與資產配置效益的核算框架。上述能力建設已納入公司氣候信息披露提升路徑，未來將按監管要求及時披露相關量化信息，持續增強氣候戰略與財務表現的關聯性與透明度。	/
D33	An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities. 發行人須披露用於氣候相關風險和機遇的資本開支、融資或投資的金額。	During the reporting period, the Company continued to monitor the impacts of climate-related risks and opportunities on its capital expenditure, financing and investment activities. As the relevant data cannot yet be separately identified and measured from the existing financial information, and the applicable methodologies for assessing such impacts are still under development, the Company has not made separate disclosure in this respect for the time being, in order to ensure the accuracy and effectiveness of its disclosures and avoid any potential misinterpretation by stakeholders. Going forward, the Company will continue to improve its framework for identifying and measuring climate-related financial impacts, and progressively enhance the quality and completeness of the relevant disclosures. 報告期內，公司持續關注氣候相關風險與機遇對資本開支、融資及投資活動的影響。由於相關數據尚難以從現有財務信息中獨立識別與計量，且適用的影響核算方法仍處於探索階段，為確保信息披露的準確性與有效性，避免對利益相關方產生潛在誤導，公司暫未對此項內容進行披露。下一步，公司將持續健全氣候相關財務影響的識別與計量體系，有序提升相關信息的披露質量與完整性。	/

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
D34(a)	An explanation of whether and how the issuer is applying a carbon price in decision-making (for example, investment decisions, transfer pricing, and scenario analysis). 闡釋發行人可有及如何在決策中應用碳定價（例如投資決策、轉移定價及情景分析）。	The Company is preparing to advance the development of a refined carbon emission accounting system covering the entire value chain. The relevant data foundation and methodology are yet to be gradually improved. Based on this groundwork, the Company will also assess the feasibility of introducing an internal carbon pricing mechanism and begin constructing a complete, accurate, and sufficiently granular emissions data system required to support such a mechanism, in order to strengthen climate risk management and low-carbon investment decision-making capabilities. 公司正在籌備推進覆蓋全價值鏈的精細化碳排放核算體系建設，相關數據基礎和方法論有待逐步完善。在此基礎上，公司也將評估引入內部碳定價機制的可行性，並着手構建支撐該機制所需的完整、準確且具備足夠顆粒度的排放數據體系，以強化氣候風險管理和低碳投資決策能力。正在籌備推進覆蓋全價值鏈的精細化碳排放核算體系建設，相關數據基礎和方法論有待逐步完善。在此基礎上，公司也將評估引入內部碳定價機制的可行性，並着手構建支撐該機制所需的完整、準確且具備足夠顆粒度的排放數據體系，以強化氣候風險管理和低碳投資決策能力。	/
D34(b)	The price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions. 發行人用於評估其溫室氣體排放成本的每公噸溫室氣體排放量定價。		/
D35	An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement. 發行人須披露氣候相關考慮因素可有及如何納入薪酬政策，或提供適當的否定聲明。	Disclosed 已披露	Sound Governance for a Solid Foundation of Sustainable Growth Fostering a Beautiful Environment through Green Development 穩健治理　夯實美好根基 循綠而興　營造美好環境
D36	An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterize participation in an industry. In determining the industry-based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industry-based metrics associated with disclosure topics described in the *IFRS S2 Industry-based Guidance on implementing Climate-related Disclosures* and other industry-based disclosure requirements prescribed under other international ESG reporting frameworks. 本交易所鼓勵發行人披露與一項或多項特定的業務模式和活動有關的行業指標，或與參與有關行業常見特徵有關的行業指標。在決定披露哪些行業指針時，本交易所鼓勵發行人參考《〈國際財務報告可持續披露準則S2號〉行業披露指南》和其他國際環境、社會及管治報告框架規定的行業披露要求所述的與披露主題相關的行業指標，並考慮其是否適用。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境

ESG Indicator ESG指標		Disclosure Status 披露情況	Corresponding Section 對應章節
D37	An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. 發行人須披露(a)其為監察實現其策略目標的進展而設定的與氣候相關的定性及量化目標；及(b)法律或法規要求發行人達到的任何目標，包括任何溫室氣體排放目標。		
D37(a)	The metric used to set the target. 用以設定目標的指針。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
D37(b)	The objective of the target (for example, mitigation, adaptation or conformance with science-based initiatives). 目標的目的(例如減緩、適應或以科學為基礎的舉措)。		
D37(c)	The part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region). 目標的適用範圍(例如目標是適用於發行人整個集團還是部分(如僅適用於某個業務單位或地理區域))。		
D37(d)	The period over which the target applies. 目標的適用期間。		
D37(e)	The base period from which progress is measured. 衡量進度的基準期間。		
D37(f)	Milestones or interim targets (if any). 階段性目標或中期目標(如有)。		
D37(g)	If the target is quantitative, whether the target is an absolute target or an intensity target. 如屬量化目標，其屬絕對目標還是強度目標。		
D37(h)	How the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target. 最新氣候變化國際協議(包括該協議產生的司法承諾)如何幫助發行人設定目標。		
D38	An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target. 發行人須披露其設定及審核每項目標方法，以及其如何監察達標進度。		
D38(a)	Whether the target and the methodology for setting the target have been validated by a third party. 目標本身及設定目標的方法是否經第三方驗證。	Not verified 未經過驗證	/
D38(b)	The issuer's processes for reviewing the target. 發行人審核目標的程序。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
D38(c)	The metrics used to monitor progress towards reaching the target. 用於監察達標進度的指標。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興　營造美好環境
D38(d)	Any revisions to the target and an explanation for those revisions. 任何修訂目標的內容及原因。	No revisions 無任何修訂	/

ESG Indicator / ESG指標	Disclosure Status / 披露情況	Corresponding Section / 對應章節
D39 An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer's performance. 發行人須披露有關每項氣候相關目標的績效的資訊以及對發行人績效的趨勢或變化分析。	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D40 For each greenhouse gas emissions target disclosed in accordance with paragraphs 37 to 39, an issuer shall disclose: 就按第37至39段披露的每一項溫室氣體排放目標,發行人須披露:		
D40(a) Which greenhouse gases are covered by the target; 目標涵蓋哪些溫室氣體;	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D40(b) Whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target; 目標是否涵蓋範圍1、範圍2或範圍3溫室氣體排放;	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D40(c) Whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target; 此目標是溫室氣體排放總量目標還是溫室氣體排放淨額目標。如為溫室氣體排放淨額目標,發行人須另外披露相關的溫室氣體排放總量目標;	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D40(d) Whether the target was derived using a sectoral decarbonisation approach; and 目標是否是採用行業脫碳方法得出的;及	Disclosed 已披露	Fostering a Beautiful Environment through Green Development 循綠而興 營造美好環境
D40(e) The issuer's planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target. 發行人計劃使用碳信用抵消溫室氣體排放以實現任何溫室氣體排放淨額目標。	The Company is assessing the feasibility of introducing a carbon credit offset mechanism in the future to achieve its net greenhouse gas emission targets. The relevant strategies and standards have yet to be established. 公司正在評估未來在實現溫室氣體排放淨額目標過程中引入碳信用抵銷機制的可行性,相關策略與標準有待建立。	/

Appendix II: 2025 Environmental and Social Key Performance Indicators

附錄二：2025年度環境及社會關鍵績效指標

Environment KPIs

環境關鍵績效指標

	Environment KPIs 環境關鍵績效指標	Unit 單位	Data during the Reporting Period 報告期數據
A1	**A1.1 Types of emissions and related emission data[1]** **排放物種類及相關排放數據[1]**		
	Sulfur oxides 硫氧化物	Kilogram 千克	0.8
	Nitrogen oxides 氮氧化物	Kilogram 千克	80.6
	Particulate 顆粒物	Kilogram 千克	3.2
	A1.3 Total amount and intensity of hazardous waste produced **所產生有害廢棄物總量及密度**		
	Total amount of hazardous waste[2] 有害廢棄物總量[2]	Tonne 噸	0.4
	Intensity of hazardous waste 有害廢棄物密度	Tonne/per billion RMB of revenue 噸／人民幣每十億元收入	0.02
	A1.4 Total amount and intensity of non-hazardous waste produced **所產生無害廢棄物總量及密度**		
	Total amount of non-hazardous waste[3] 無害廢棄物總量[3]	Tonne 噸	319.5
	Intensity of non-hazardous waste 無害廢棄物密度	Tonne/per RMB million of revenue 噸／每人民幣百萬元收入	0.01
A2	**A2.1 Total direct and indirect energy consumption and intensity by type** **按類型劃分的直接及間接能源總量耗量及密度**		
	Gasoline consumption 汽油用量	KWh 千瓦時	515,405.7
	Diesel fuel consumption 柴油用量	KWh 千瓦時	115,840.4
	Natural gas consumption[4] 天然氣用量[4]	KWh 千瓦時	505,216.6
	Purchased electricity 外購電量	KWh 千瓦時	30,855,071.8
	Direct energy consumption 直接能耗量	KWh 千瓦時	1,136,462.8
	Indirect energy consumption 間接能耗量	KWh 千瓦時	30,855,071.8
	Photovoltaic power consumption 光伏發電消耗量	KWh 千瓦時	219,161.1
	Total energy consumption (direct + indirect + photovoltaic power) 總能耗量（直接能耗量+間接能耗量+光伏發電消耗量）	KWh 千瓦時	32,210,695.6
	Energy consumption intensity 能耗強度	KWh/per million RMB of revenue 千瓦時／人民幣每百萬元收入	1,502.1

Environment KPIs 環境關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
	A2.2 Water consumption and intensity 水資源消耗量及密度		
	Total water consumption 總耗水量	Cubic meter 立方米	97,563.1
	Total water consumption intensity 總耗水密度	Cubic meter/per million RMB of revenue 立方米／人民幣每百萬元收入	4.5
	A2.5 Total packaging material used for finished products and with reference to per unit produced 製成品所用包裝材料的總量及每生產單位佔量		
A2	Paper shopping bags 紙類購物袋	Kilogram 千克	857,038.1
	Plastic shopping bags 塑料類購物袋	Kilogram 千克	75,444.0
	Fabric shopping bag 布類購物袋	Kilogram 千克	58.0
	Paper-based logistics packaging materials 紙類物流包裝材料	Kilogram 千克	9,635,500.6
	Plastic-based logistics packaging materials 塑料類物流包裝材料	Kilogram 千克	216,988.5
	Total amount of packaging materials consumption 使用的包裝材料總量	Tonne 噸	10,785.0
	Intensity of the packaging material consumption 使用的包裝物料密度	Tonne/per million RMB of revenue 噸／人民幣每百萬元收入	0.50
D28(a)	Greenhouse gas emissions (Scope 1)[5] 溫室氣體排放量（範圍一）[5]	tCO_2e 噸二氧化碳當量	279.6
D28(b)	Greenhouse gas emissions (Scope 2 Location-based)[6] 溫室氣體排放量（基於地理位置的範圍二）[6]	tCO_2e 噸二氧化碳當量	13,887.6
D28(c)	Greenhouse gas emissions (Scope 3 Category 6 Business travel)[7] 溫室氣體排放量（範圍三類別6 商務差旅）[7]	tCO_2e 噸二氧化碳當量	3,900.1
\	Total greenhouse gas emissions (Scope 1, 2)[8] 溫室氣體總排放量（範圍一+範圍二）[8]	tCO_2e 噸二氧化碳當量	14,167.2
	Total greenhouse gas emission intensity (Scope 1, 2)[9] 溫室氣體總排放密度（範圍1+範圍2）[9]	tCO_2e/per million RMB of revenue 噸二氧化碳當量／人民幣每百萬元收入	0.66

Environmental Data Explanation:

1. Emissions (particulates, sulfur dioxide and nitrogen oxide) are mainly from exhaust gases from the use of corporate vehicles, of which the calculation of corporate vehicle emissions is based on *Appendix II: Reporting Guidance on Environmental KPIs of the Hong Kong Stock Exchange*.

2. Mainly including waste batteries, waste ink cartridges/toner cartridges, and waste fluorescent tubes.

3. Mainly made of office waste and food waste in the administrative office area.

4. Mainly consumed by the employees' cafeteria.

5. Scope 1 greenhouse gas emissions are mainly generated from fossil fuel consumption (gasoline, diesel, and natural gas consumed by the employee restaurant) during operation, while the calculation refers to *Greenhouse Gas Emission Accounting Methodology and Reporting Guidelines for Public Building Operators (Enterprises) (for trial implementation)* issued by the General Office of the National Development and Reform Commission of China, and *Appendix II: Reporting Guidance on Environmental KPIs of the Hong Kong Stock Exchange*.

6. Scope 2 greenhouse gas emissions are mainly generated from purchased electricity consumed in the Group's operation. The electricity emission factor for mainland China refers to the 2023 national average carbon dioxide emission factor for electricity of 0.5306 tCO_2/MWh, as published by the Ministry of Ecology and Environment. For the Hong Kong region of China, refers to 0.39 tCO_2/MWh disclosed by CLP Power Hong Kong, the electricity emission factors for oversea countries are from IEA (2024) Emission Factors.

7. Scope 3 greenhouse gas emissions pertain to Category 6 "Business Travel". The relevant travel data is obtained from suppliers, and the calculation method is the distance-based method.

8. The calculation method for greenhouse gas emissions data is based on the internationally authoritative *Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004)*.

9. During the Reporting Period, the Group's scope 2 emission intensity increased year-on-year, mainly due to the substantial expansion of MINISO's overseas operations and adjustments to the reporting boundaries. As of December 31, 2025, the MINISO brand had a net increase of 197 directly-operated stores in overseas markets, resulting in corresponding updates to the reporting boundaries, and the increase in emissions remained consistent with the company's trend of international business expansion.

環境數據説明：

1. 排放物（顆粒物、硫氧化物及氮氧化物）主要源於本集團旗下公務車使用過程所排放的廢氣，數據計算方法參照香港聯交所文件《附錄二：環境關鍵績效指標匯報指引》。

2. 主要為廢棄電池、廢棄墨盒／硒鼓、廢棄燈管。

3. 主要為行政辦公區域的辦公生活垃圾及廚餘垃圾。

4. 主要為僱員餐廳所耗用。

5. 範圍一溫室氣體排放主要源於中公司運營過程所消耗的化石燃料（汽油、柴油及僱員餐廳所消耗的天然氣），計算過程參考中國國家發展和改革委員會辦公廳發佈的《公共建築運營單位（企業）溫室氣體排放核算方法和報告指南（試行）》及香港聯交所文件《附錄二：環境關鍵績效指標匯報指引》。

6. 範圍二溫室氣體排放主要源於中公司運營過程所消耗的外購電力，其中中國大陸電力排放因子參照生態環境部發佈的2023年全國電力平均二氧化碳排放因子0.5306 tCO_2/MWh，中國香港地區參考中電集團披露的0.39 tCO_2/MWh，海外國家參照國際能源署2024年排放因子數據庫。

7. 範圍三溫室氣體排放為類別6「商務差旅」，相關差旅數據來自供應商，計算方法為基於距離的方法。

8. 溫室氣體排放數據計算方法參照國際權威的《溫室氣體核算體系：企業核算與報告標準（2004年）》。

9. 報告期內，集團範圍二排放量密度同比上升，主要源於名創優品品牌海外業務的實質性擴張及報告邊界調整。截至2025年12月31日，名創優品品牌於海外市場淨增197家直營門店，導致報告邊界相應更新，排放量增幅與公司國際化業務擴張趨勢保持一致。

Social KPIs

社會關鍵績效指標

Social KPIs 社會關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
B1 Employment **僱傭**			
B1.1 Number of employees: by gender, employment type, age group and region **按性別、僱傭類型、年齡組別及地區劃分的僱員總數**			
Total number of employees 僱員總人數		People 人	8,329
By employment type 按僱傭類型劃分	Full-time 全職	People 人	8,329
	Part-time 兼職	People 人	0
By function 按職能劃分	Product development and supply chain management 產品開發與供應鏈管理	People 人	1,503
	General and administrative 一般及行政	People 人	697
	Operation 運營	People 人	5,684
	Sales and marketing 銷售及營銷	People 人	214
	Technology 技術	People 人	231
By gender[1] 按性別劃分[1]	Male 男性	%	34.7
	Female 女性	%	65.3
By age group[1] 按年齡組別劃分[1]	29 years old and below 29歲或以下	%	46.5
	30-49 years old 30-49歲	%	52.6
	50 years old and above 50歲或以上	%	0.9
By geographical region 按地區劃分	Chinese mainland 中國內地	%	38.5
	Overseas and Hong Kong, Macao and Taiwan 海外及港澳台	%	61.5
By nationality[1] 按國籍劃分[1]	Chinese nationality 中國國籍	%	99.8
	Foreign nationality 外國國籍	%	0.2

Social KPIs 社會關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
B1.2 Employee turnover rate by gender, age group and geographical region[2] **按性別、年齡組別及地區劃分的僱員流失比率[2]**			
Overall employee turnover rate[1] 僱員整體流失率[1]		%	20.8
By gender 按性別劃分	Male 男性	%	21.2
	Female 女性	%	20.7
By age group 按年齡組別劃分	29 years old and below 29歲或以下	People 人	26.5
	30-49 years old 30-49歲	People 人	15.2
	50 years old and above 50歲或以上	People 人	18.9
By geographical region 按地區劃分	Chinese mainland 中國內地	%	20.8
B2 Health and Safety **健康與安全**			
B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the Reporting Year **過去三年（包括匯報年度）因工亡故的人數及比率**			
Number of work-related fatalities 工傷死亡人數		People 人	不涉及
Rate of work-related fatalities 工傷死亡率		%	不涉及
B2.2 Lost days due to work injury **因工傷損失的工作日數**			
Number of working hours lost due to work related injuries 因工傷損失的工作時數		Hour 小時	1,085
B3 Development and Training **發展與培訓**			
B3.1 Percentage of employees trained by gender and employee category[1] **按性別及僱員類別劃分僱員受訓百分比[1]**			
Percentage of employees trained 受訓僱員比例		%	100
Percentage of employees trained by gender 按性別劃分受訓比例	Male 男性僱員	%	100
	Female 女性僱員	%	100

Social KPIs 社會關鍵績效指標		Unit 單位	Data during the Reporting Period 報告期數據
Percentage of employees trained by rank 按職級劃分受訓比例	Executives and directors 總裁及總監層	%	100
	Managers 經理層	%	100
	Supervisors, commissioners and assistants 主管、專員及助理	%	100
B3.2 The average annual training hours completed per employee by gender and employee category[1] **按性別及僱員類別劃分，每名僱員每年接受培訓的平均時數[1]**			
Average number of hours of training for employees 僱員平均受訓時數		Hour 小時	9.5
Average number of hours of training for male and female employees 男女僱員平均受訓時數	Male employees average training hours 男性僱員平均受訓時數	Hour 小時	10.4
	Female employees average training hours 女性僱員平均受訓時數	Hour 小時	9.1
Average number of training hours by rank 各職級平均受訓時數	Executives and directors 總裁及總監層	Hour 小時	5.4
	Managers 經理層	Hour 小時	14.0
	Supervisors, commissioners and assistants 主管、專員及助理	Hour 小時	7.9
B5 Supplier management **供應商管理**			
B5.1 Number of suppliers by geographical region[3] **按地區劃分的供應商數[3]**			
Total number of suppliers 供應商總數		Number 家	2,000+
Suppliers in China 中國供應商數量		Number 家	1,500+
Suppliers in overseas countries and regions 海外供應商數量		Number 家	500+
B 6 Product Responsibility **產品責任**			
B 6.1 Percentage of the total products sold or shipped subject to recalls for safety and/or health reasons **已出售或已運送產品總數中因安全與或健康理由而須回收的百分比**			
Percentage of total products sold that are subject to active recall 已出售產品總數中主動召回百分比		%	0.0033
B 6.2 Number of products and service-related complaints received **接獲關於產品及服務的投訴數目**			
Total number of customer complaints received 接獲客戶投訴總數		Case 宗	11,251
Total number of customer complaints received – product complaints 接獲客戶投訴總數－產品投訴		Case 宗	9,881

Social KPIs 社會關鍵績效指標	Unit 單位	Data during the Reporting Period 報告期數據
Total number of customer complaints received – service complaints 接獲客戶投訴總數 － 服務投訴	Case 宗	1,370
B7 Anti-Corruption 　　反貪污		
B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or our employees during the Reporting Period and the outcomes of the cases 　　於匯報期內對發行人或其僱員提出並已審結的貪污訴訟案件的數目及訴訟結果		
Total legal cases regarding corrupt practices[4] 對公司或公司僱員提出或已審結的貪污訴訟案件總數[4]	Case 件	1
B7.3 Anti-Corruption training provided to directors and employees 　　向董事及僱員提供的反貪腐培訓		
Employees at director and above who have received training related to anti-corruption policies 接受反貪腐政策相關培訓的總監層級及以上僱員	People 人	14
Anti-corruption training for staff, and employees of Partners 接受反貪腐政策相關培訓的職員及合作夥伴僱員	Person-time 人次	36,400
B8 Community Investment 　　社區投資		
B8.2 Resources contributed to the focus area. 　　在專注範疇所動用資源		
Community Investment and Charity – Total annual expenditures for charitable donations 社區投資及公益活動 － 公益捐贈年度總支出	RMB million 人民幣百萬元	3.0

Social Data Explanation:

1. The scope of statistics is for employees in China. Information regarding employees outside of China is not disclosed due to cross-border transfer of sensitive personal information.

2. Turnover rate calculation formula: Employee turnover rate = number of employees lost/(number of employees at the beginning of the Reporting Period + number of new hires for the year).

3. To enhance the comparability and transparency of information within the supplier management system, the Group is continuously advancing the optimization of relevant statistical standards and definition criteria. Upon completion and refinement of the standard framework, we will promptly disclose more comprehensive and accurate data.

4. The person involved has been legally sentenced.

社會數據說明：

1. 統計範圍為中國境內僱員，由於中國境外僱員相關信息涉及個人敏感信息跨境傳輸，不便披露。

2. 僅統計中國境內僱員，流失率計算公式：僱員流失率＝僱員流失人數／（僱員流失人數+報告期末僱員人數）。

3. 為提升供應商管理體系信息的可比性與透明度，本集團正持續推進相關統計口徑與界定標準的優化工作。待標準體系完善後，我們將及時披露更完整、準確的數據。

4. 相關涉事人員已依法判決。

名創優品集團控股有限公司

MINISO Group Holding Limited

（於開曼群島註冊成立的有限責任公司）

（A company incorporated in the Cayman Islands with limited liability ）

